As filed with the Securities and Exchange Commission on December 21, 2009

Registration No. 333-162117

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GENTA INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware	2836	33-0326866
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

200 Connell Drive
Berkeley Heights, New Jersey 07922
(908) 286-9800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Raymond P. Warrell, Jr., M.D.
Chairman and Chief Executive Officer
Genta Incorporated
200 Connell Drive
Berkeley Heights, New Jersey 07922
(908) 286-9800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to :
Emilio Ragosa, Esq.
Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, New Jersey 08540
tel: (609) 919-6600
fax: (609) 919-6701

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered (1)		Proposed Maximum Offering Price Per Security	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Shares of Common Stock (par value $0.001 per share)	37,391,688	(2)	$0.08	$2,991,335.04	(3)	$213.00
Shares of Common Stock (par value $0.001 per share) underlying the July 2009 Notes	14,574,141	(4)	$0.08	$1,165,931.28	(3)	$83.00
Shares of Common Stock underlying the July 2009 Warrants	1,215,000	(5)	$1.00	$1,215,000.00	(6)	$87.00
Shares of Common Stock (par value $0.001 per share) underlying the September 2009 Notes	1,532,500	(7)	$0.08	$122,600.00	(3)	$9.00
TOTAL						$392.00

(1)
In accordance with Rule 416 under the Securities Act of 1933, in order to prevent dilution, a presently indeterminable number of shares of common stock are registered hereunder which may be issued in the event of a stock split, stock dividend or similar transaction. No additional registration fee has been paid for these shares of common stock.

(2)	Represents shares of the registrant’s common stock being registered for resale that have been issued to the selling stockholders named in the prospectus.

(3)
Estimated solely for the purpose of calculating the amount of the registration in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sale prices of the Registrant’s common stock on December 16, 2009, as reported by the Over-the-Counter Bulletin Board.

(4)
Represents shares of the registrant’s common stock issuable upon conversion of 8% subordinated unsecured convertible notes (the “July 2009 Notes”) issued in the July 2009 private placement to certain accredited investors. Pursuant to the terms of the July 2009 Notes issued in connection with the private placement, the July 2009 Notes are initially, subject to adjustment, convertible or exercisable into an aggregate of 14,574,141 shares of common stock.

(5)
Represents shares of the registrant’s common stock issuable upon exercise of two-year warrants issued on July 7, 2009 and September 4, 2009, respectively, to purchase shares of the registrant’s common stock by the selling stockholders named in this registration statement.

(6)	Calculated in accordance with Rule 457(g) based upon the price at which the warrants may be exercised, after giving effect to the 1-for-50 reverse stock split that was effected on June 26, 2009.

(7)
Represents shares of the registrant’s common stock issuable upon conversion of 8% subordinated unsecured convertible notes (the “September 2009 Notes”) issued in the September 2009 private placement to certain accredited investors. Pursuant to the terms of the September 2009 Notes issued in connection with the private placement, the September 2009 Notes are initially, subject to adjustment, convertible or exercisable into an aggregate of 1,532,500 shares of common stock.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to completion, dated December 21, 2009

GENTA INCORPORATED

54,713,329 Shares of Common Stock

This prospectus relates to offers and resales or other dispositions by certain of our security holders or their transferees of up to 54,713,329 shares of our common stock, par value $0.001 per share, including 37,391,688 shares issued as part of the July 7, 2009 and September 4, 2009 financings, 1,215,000 shares issuable upon the exercise of warrants issued pursuant to the July 7, 2009 securities purchase agreement, or the July 2009 Warrants, 14,574,141 shares issuable upon the conversion of 8% unsecured subordinated convertible notes issued pursuant to the July 7, 2009 securities purchase agreement, or the July 2009 Notes, and 1,532,500 shares issuable upon the conversion of 8% unsecured subordinated convertible notes issued pursuant to the September 4, 2009 securities purchase agreement, or the September 2009 Notes.

These shares may be sold by the selling stockholders from time to time in the over-the-counter market or other national securities exchange or automated interdealer quotation system on which our common stock is then listed or quoted, through negotiated transactions or otherwise.  The prices at which the selling stockholders may sell the shares will be determined by prevailing market price for the shares or in negotiated transactions.  We will not receive any of the proceeds from the disposition of these shares by the selling stockholders, other than as a result of the exercise of July 2009 Warrants for cash held by the selling stockholders.  All costs associated with this registration will be borne by us.  The selling stockholders will bear all commissions and discounts, if any, attributable to their respective sales of shares.  On June 26, 2009, we effected a 1-for-50 reverse stock split.  As a result, the share numbers and stock price numbers found herein for periods prior to June 26, 2009 have been retroactively adjusted to account for the effect of the reverse stock split for all periods presented prior to June 26, 2009.

On December 16, 2009, the closing price of our common stock was $0.08 per share.   Our common stock is quoted on the OTC Bulletin Board under the symbol “GETA.OB”

Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under the applicable state law or that an exemption from registration is available.

These securities are speculative and involve a high degree of risk.

Please refer to “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 21, 2009.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. We are not making an offer to sell securities in any state where offers and sales are not permitted.  The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our common stock occurs.

FOR INVESTORS OUTSIDE THE UNITED STATES : We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus.

-i-

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before buying our securities. You should read the entire prospectus carefully, especially the “Risk Factors” section and our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our securities.

Introduction

Unless otherwise stated, all references to “us,” “our,” “we,” “Genta,” the “Company” and similar designations refer to Genta Incorporated and its subsidiaries.

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 54,713,329 shares of common stock, including 37,391,688 shares issued as part of the July 7, 2009 and September 4, 2009 financings, 1,215,000 shares issuable upon the exercise of the July 2009 Warrants, 14,574,141 shares issuable upon the conversion of the July 2009 Notes and 1,532,500 shares issuable upon the conversion of the September 2009 Notes.  All of the shares, when sold, will be sold by these selling stockholders.  The selling stockholders may sell their shares of common stock from time to time at market prices prevailing at the time of sale, at prices related to the prevailing market price or at negotiated prices.  We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders other than as a result of the exercise of the July 2009 Warrants for cash held by the selling stockholders.

Overview

We are a biopharmaceutical company engaged in pharmaceutical (drug) research and development. We are dedicated to the identification, development and commercialization of novel drugs for the treatment of cancer and related diseases. Our research portfolio consists of two major programs: “DNA/RNA Medicines” (which includes our lead oncology drug, Genasense®); and “Small Molecules” (which includes our marketed product, Ganite®, and tesetaxel and oral gallium-containing compounds).

The DNA/RNA Medicines program includes drugs that are based on using modifications of either DNA or RNA as drugs that can be used to treat disease. These technologies include antisense, decoys, and small interfering or micro RNAs. Our lead drug from this program is an investigational antisense compound known as Genasense® (oblimersen sodium injection). Genasense® is designed to disrupt a specific mRNA, which then block the production of a protein known as Bcl-2. Current science suggests that Bcl-2 is a fundamental (although not sole) cause of the inherent resistance of cancer cells to anticancer treatments, such as chemotherapy, radiation, and monoclonal antibodies. While Genasense® has displayed anticancer activity when used alone, we are developing the drug primarily as a means of amplifying the cytotoxic effects of other anticancer treatments.  We are also developing tesetaxel as an oral agent that targets tubulin in cancer cells, an extremely well-validated cancer target.  Oral gallium compounds employ the same active ingredient in our marketed product, Ganite®, that has demonstrated clinical activity in a range of diseases associated with accelerated bone loss.

Genasense®

For the past several years, we have sought to secure regulatory approval for the marketing of Genasense®. Genasense® has been studied in combination with a wide variety of anticancer drugs in a number of different cancer indications. We have reported results from randomized trials of Genasense® in a number of diseases. Under our own sponsorship or in collaboration with others, we are currently conducting additional clinical trials. We are especially interested in the development, regulatory approval, and commercialization of Genasense® in at least three diseases: melanoma; chronic lymphocytic leukemia (CLL); and non-Hodgkin’s lymphoma (NHL).

Melanoma

Our major current initiative is a randomized controlled trial that tests whether the addition of Genasense® to standard chemotherapy can improve outcomes for patients with advanced melanoma. In August 2007, we initiated a new Phase 3 trial of Genasense® plus chemotherapy in advanced melanoma. This trial, known as AGENDA, is a randomized, double-blind, placebo-controlled study in which patients are randomly assigned to receive Genasense® plus dacarbazine or dacarbazine alone. The study uses LDH, a blood enzyme associated with progressive melanoma, as a biomarker to identify patients who are most likely to respond to Genasense®, based on data obtained from our preceding trial in melanoma.

The design of AGENDA was based on data obtained from a similarly designed Phase 3 trial that was published in 2006. Results from this antecedent study showed that treatment with Genasense® plus dacarbazine compared with dacarbazine alone was associated with a statistically significant increase in overall response, complete response, durable response, and progression-free survival (PFS). However, the primary endpoint of overall survival approached but did not quite reach statistical significance (P=0.077) in the entire “intent-to-treat” population. Our analysis showed a significant treatment interaction effect related to LDH.  This benefit was particularly noteworthy for patients whose baseline LDH did not exceed 80% of the upper limit of normal for this lab value.

In March 2009, we completed accrual of 314 patients into AGENDA. In October 2009, we announced that AGENDA did not show a statistically significant benefit for its co-primary endpoint of progression-free survival.  Secondary endpoints of overall response rate and disease control rate (which includes complete and partial responses, plus stable disease greater than 3 months duration) also did not show a statistically significant benefit. According to the pre-specified analysis plan, the statistical significance of durable response (a secondary endpoint that measures the proportion of patients who achieved a complete or partial response that lasts greater than 6 months) was too early to evaluate. However, the observed differences in progression-free survival, overall response, disease control and durable response all numerically favored the group that received Genasense®.

Overall survival, the other co-primary endpoint in AGENDA, was also too early to evaluate, as prospectively specified.  An analysis for futility, which was defined as greater than 50% conditional power to observe a statistically significant benefit of Genasense® (P<0.05) under the prospectively specified  hazard ratio of 0.69, was conducted for the co-primary endpoint of overall survival.  AGENDA passed this futility analysis, and an Independent Data Monitoring Committee recommended that the trial continue to completion for the determination of the overall survival endpoint. The safety profile of Genasense® in AGENDA was consistent with prior studies. Pending adequacy of financial resources and other contingencies noted herein, Genta currently intends to continue the AGENDA trial in order to determine whether the addition of Genasense® to dacarbazine is associated with a statistically significant increase in overall survival.  If that association is demonstrated, we currently expect that Genta would submit regulatory applications for the marketing approval of Genasense® on a worldwide basis.

We have been conducting other trials of Genasense® in melanoma including a Phase 2 trial of Genasense® plus chemotherapy consisting of Abraxane® (paclitaxel protein-bound particles for injectable suspension) (albumin bound) plus temozolomide (Temodar®). We have expected to examine whether different dosing regimens would improve the dosing convenience. We are currently assessing whether to continue such trials.

CLL

As noted above, our NDA for the use of Genasense®  plus chemotherapy in patients with relapsed or refractory CLL was not approved. We conducted a randomized Phase 3 trial in 241 patients with relapsed or refractory CLL who were treated with fludarabine and cyclophosphamide (Flu/Cy) with or without Genasense®. The trial achieved its primary endpoint: a statistically significant increase (17% vs. 7%; P=0.025) in the proportion of patients who achieved a complete response (CR), defined as a complete or nodular partial response. Patients who achieved this level of response also experienced disappearance of predefined disease symptoms. A key secondary endpoint, duration of CR, was also significantly longer for patients treated with Genasense® (median exceeding 36+ months in the Genasense® group, versus 22 months in the chemotherapy-only group).

Several secondary endpoints were not improved by the addition of Genasense®. The percentage of patients who experienced serious adverse events was increased in the Genasense® arm; however, the percentages of patients who discontinued treatment due to adverse events were equal in the treatment arms. The incidence of certain serious adverse reactions, including but not limited to nausea, fever and catheter-related complications, was increased in patients treated with Genasense®.

We received a “non-approvable” notice from the FDA in December 2006 for our NDA that proposed the use of Genasense® in combination with Flu/Cy for the treatment of patients with relapsed or refractory CLL who had previously received fludarabine. In June 2008, we announced results from 5 years of follow-up on patients who had been accrued to our completed Phase 3 trial. These data showed that patients treated with Genasense® plus chemotherapy who achieved either a complete response (CR) or a partial response (PR) also achieved a statistically significant increase in survival with chemotherapy alone (median = 56 months vs. 38 months, respectively). After 5 years of follow-up, 22 of 49 (45%) responders in the Genasense®  group were alive compared with 13 of 54 (24%) responders in the chemotherapy-only group (hazard ratio = 0.6; P = 0.038). Moreover, with 5 years of follow-up, 12 of 20 patients (60%) in the Genasense® group who achieved CR were alive, 5 of these patients remained in continuous CR without relapse, and 2 additional patients had relapsed but had not required additional therapy. By contrast, only 3 of 8 CR patients in the chemotherapy-only group were alive, all 3 had relapsed, and all 3 had required additional anti-leukemic treatment.

In March 2009, the FDA’s Center for Drug Evaluation and Research (CDER) decided that available data were still insufficient to support approval of Genasense® in CLL, and the Agency recommended conducting another clinical trial. We have made no decision whether to conduct this study or whether to pursue this application without further study for regulatory approval in other territories.

As with melanoma, we believe the clinical activity in CLL, as well as in non-Hodgkin’s lymphoma and other types of cancer, should be explored with additional clinical research. We are currently reassessing whether to proceed with such studies.

NHL

Several trials have shown clinical activity of Genasense® in patients with non-Hodgkin’s lymphoma (NHL). We would like to conduct additional clinical studies in patients with NHL to test whether Genasense® can be approved in this indication.

Tesetaxel

In March 2008, we obtained an exclusive worldwide license for tesetaxel, a novel taxane compound that is taken by mouth. Tesetaxel has completed Phase 2 trials in a number of cancer types, and the drug has shown definite evidence of antitumor activity in gastric cancer and breast cancer. Tesetaxel also appears to be associated with a lower incidence of peripheral nerve damage, a common side effect of taxanes that limits the maximum amount of these drugs that can be given to patients. In January 2009, we announced initiation of a new clinical trial with tesetaxel to examine the clinical pharmacology of the drug over a narrow dosing range around the established Phase 2 dose. We expect accrual to the initial phase of this study to be complete in December 2009.

We have received approval by FDA for designation of tesetaxel as an Orphan Drug for treatment of patients with advanced  melanoma.  Our current priorities for clinical testing of tesetaxel includes the evaluation of safety and efficacy in patients with advanced gastric cancer, advanced melanoma, and prostate cancer. Other disease priorities for clinical research include cancers of the bladder and breast, among other disorders. Maintenance of the license from Daiichi Sankyo requires certain milestone payments. If such payments are not made, Daiichi Sankyo may elect to terminate the license.

Oral Gallium-Containing Compounds

Our other pipeline products include novel oral formulations of gallium-containing compounds. We completed a single-dose Phase 1 study of an initial formulation of a new drug known as “G4544(a)”. We have formulated a modified version of this compound, known as “G4544(b)”, in order to test whether this compound will improve certain pharmaceutical characteristics.

If we are able to identify a clinically and commercially acceptable formulation of an oral gallium-containing compound, we may pursue a 505(b)(2) strategy to establish bioequivalence to our marketed product, Ganite®, for its initial regulatory approval. We believe a drug of this type may also be broadly useful for treatment of other diseases associated with accelerated bone loss, such as bone metastases, Paget’s disease and osteoporosis. In addition, new uses of gallium-containing compounds have been identified for treatment of certain infectious diseases.

Ganite®

We are currently marketing Ganite® in the U.S., which is an intravenous formulation of gallium, for treatment of cancer-related hypercalcemia that is resistant to hydration.

About Us

Genta was incorporated in Delaware on February 4, 1988. Our principal executive offices are located at 200 Connell Drive, Berkeley Heights, New Jersey 07922. Our telephone number is (908) 286-9800. The address of our website is www.Genta.com. Information on our website is not part of this prospectus. Our website address is included in this prospectus as an inactive technical reference only.

SUMMARY OF THE OFFERING

Common stock offered by selling stockholders
•       54,713,329 shares of our common stock, including 37,391,688 shares issued as part of the July 7, 2009 and September 4, 2009 financings, 1,215,000 shares issuable upon the exercise of the July 2009 Warrants, 14,574,141 shares issuable upon the conversion of the July 2009 Notes and 1,532,500 shares issuable upon the conversion of the September 2009 Notes.

Use of proceeds
We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders other than as a result of the exercise of the July 2009 Warrants for cash held by the selling stockholders.

Trading	Our common stock is traded on the OTC Bulletin Board under the symbol “GETA.OB.”

Risk Factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in our common stock.

SUMMARY SELECTED FINANCIAL INFORMATION

The following table summarizes our selected financial information. You should read the selected financial information together with our consolidated financial statements and the related notes appearing at the end of this prospectus, and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information included in this prospectus.

	Nine months ended September 30, (unaudited)	Year ended December 31,
	2009	2008	2007	2006
Consolidated Statements of Operations Data
(in thousands except per share amounts) :
Product sales — net	$180	$363	$580	$708
Costs of goods sold	12	102	90	108
Operating expenses	24,854	33,410	26,116	59,764
Amortization of deferred financing costs and debt discount	(22,362)	(11,229)	—	—
Fair value — conversion feature liability	(19,040)	(460,000)	—	—
Fair value — warrant liability	(7,655)	(2,000)	—	—
All other (expense)/income -net	(837)	(1,435)	836	1,454
Loss before income taxes	(74,580)	(507,813)	(24,790)	(57,710)
Income tax benefit	-	1,975	1,470	929
Net loss	$(74,580)	$(505,838)	$(23,320)	$(56,781)
Net loss per basic and diluted common share *	$(0.98)	$(455.09)	$(39.36)	$(125.88)
Common shares used in computing net loss per basic and diluted share *	75,850	1,112	592	451

*	all figures prior to June 26, 2009 have been retroactively adjusted to reflect a 1-for-50 reverse stock split effected in June 2009

	September 30, 2009 (unaudited, )	December 31, 2008
Balance Sheet Data
(in thousands except per share amounts):
Cash and cash equivalents	$7,383	$4,908
Working capital deficiency	(4,010)	(5,220)
Total assets	18,853	12,693
Total stockholders’ equity/(deficit)	3,494	(4,864)

RISK FACTORS

You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in our securities. The risks described below are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer. In such case, the market price of our common stock would likely decline due to the occurrence of any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

Our business will suffer if we fail to obtain timely funding.

Our operations to date have required significant cash expenditures. Our future capital requirements will depend on the results of our research and development activities, preclinical studies and clinical trials, competitive and technological advances, and regulatory activities of the FDA and other regulatory authorities. In order to commercialize our products, seek new product candidates and continue our research and development programs, we will need to raise additional funds.

On June 9, 2008, we placed $20 million of senior secured convertible notes, or the 2008 Notes, with certain institutional and accredited investors. The 2008 Notes bear interest at an annual rate of 15% payable at quarterly intervals in other 2008 Notes to the holder, and are presently convertible into shares of Genta common stock at a conversion rate of 10,000 shares of common stock for every $1,000.00 of principal. Certain members of our senior management participated in this offering. The 2008 Notes are secured by a first lien on all of our assets.

On April 2, 2009, we placed approximately $6 million of senior secured convertible notes, or the April 2009 Notes, and corresponding warrants to purchase common stock. The April 2009 Notes bear interest at an annual rate of 8% payable semi-annually in other April 2009 Notes to the holder, and are convertible into shares of our common stock at a conversion rate of 10,000 shares of common stock for every $1,000.00 of principal amount outstanding.

On July 7, 2009, we entered into a securities purchase agreement with certain accredited institutional investors to place up to $10 million in aggregate principal amount of units consisting of (i) 70% unsecured subordinated convertible notes, or the July 2009 Notes, and (ii) 30% common stock, or the July 2009 financing.  In connection with the sale of the units, we also issued to the investors two-year warrants to purchase common stock in an amount equal to 25% of the number of shares of common stock issuable upon conversion of the July 2009 Notes purchased by each investor, or the July 2009 Warrants.  We closed on $3 million of such July 2009 Notes, common stock and July 2009 Warrants on July 7, 2009.

On August 6, 2009 and August 24, 2009, the Company entered into amendment agreements whereby, among other things, certain accredited institutional investors who were parties to the July 2009 securities purchase agreement agreed to permit us to raise up to $10 million through the sale of additional shares of common stock, July 2009 Notes and warrants at an additional closing under the July 7, 2009 Securities Purchase Agreement, increasing the aggregate amount that we may raise to $13 million, and delaying our obligations to file a registration statement covering the shares of common stock and shares of common stock underlying the July 2009 Notes and warrants that were issued on July 7, 2009.

On September 4, 2009, the Company entered into a consent and amendment agreement whereby, among other things, certain accredited institutional investors who were parties to the July 2009 securities purchase agreement agreed to decrease the amount we could raise under the July 2009 securities purchase agreement to $10 million in the aggregate and delay our obligation to file a registration statement covering the shares of common stock and shares of common stock underlying the July 2009 Notes and July 2009 Warrants.  On that same date, we closed on $7 million of additional July 2009 Notes, common stock and July 2009 Warrants.

 Also on September 4, 2009, the Company entered into a securities purchase agreement with certain accredited institutional investors, pursuant to which we issued $3 million of units consisting of (i) 70% September 2009 Notes, and (ii) 30% common stock, or the September 2009 financing.  The September 2009 Notes bear interest at an annual rate of 8% payable at semi-annual intervals in other September 2009 Notes to the holder, and are convertible into shares of our common stock at a conversion rate of 10,000 shares of common stock for every $1,000.00 of principal. In connection with the sale of the units, we also issued to the investors two- year warrants to purchase common stock in an amount equal to 25% of the number of shares of common stock issuable upon conversion of the September 2009 Notes purchased by each investor, or the September 2009 Warrants.  Pursuant to the terms of the securities purchase agreement, the investors had four business days from the date of the agreement to sign the agreement and provide their respective investment to the Company.  Certain investors chose not to participate, and therefore, all of the investors who chose to participate in the September 2009 financing agreed to a revised allocation of the $3 million investment among the investors.

 We will need to obtain more funding in the future through collaborations or other arrangements with research institutions and corporate partners or public and private offerings of our securities, including debt or equity financing. We may not be able to obtain adequate funds for our operations from these sources when needed or on acceptable terms. Future collaborations or similar arrangements may require us to license valuable intellectual property to, or to share substantial economic benefits with, our collaborators. If we raise additional capital by issuing additional equity or securities convertible into equity, our stockholders may experience dilution and our share price may decline. Any debt financing may result in restrictions on our spending.

 If we are unable to raise additional funds, we will need to do one or more of the following:

•	delay, scale back or eliminate some or all of our research and product development programs;

•	license third parties to develop and commercialize products or technologies that we would otherwise seek to develop and commercialize ourselves;

•	attempt to sell our company;

•	cease operations; or

•	declare bankruptcy.

 Presently, with no further financing, management projects that we will run out of funds in the second quarter of 2010.  If we are unable to raise additional financing, we could be required to reduce our spending plans, reduce our workforce, license to others products or technologies we would otherwise seek to commercialize ourselves and sell certain assets. There can be no assurance that we can obtain financing, if at all, on terms acceptable to us.

We may be unsuccessful in our efforts to obtain approval from the FDA or EMEA and commercialize Genasense ® or our other pharmaceutical products.

 The commercialization of our pharmaceutical products involves a number of significant challenges. In particular, our ability to commercialize products, such as tesetaxel, an oral gallium compound and Genasense ® , depends, in large part, on the success of our clinical development programs, our efforts to obtain regulatory approvals and our sales and marketing efforts directed at physicians, patients and third-party payors. A number of factors could affect these efforts, including:

•	our ability to demonstrate clinically that our products are useful and safe in particular indications;

•	delays or refusals by regulatory authorities in granting marketing approvals;

•	our limited financial resources and sales and marketing experience relative to our competitors;

•	actual and perceived differences between our products and those of our competitors;

•	the availability and level of reimbursement for our products by third-party payors;

•	incidents of adverse reactions to our products;

•	side effects or misuse of our products and the unfavorable publicity that could result; and

•	the occurrence of manufacturing, supply or distribution disruptions.

 We cannot assure you that our product candidates will receive FDA or EMEA approval. For example, the recent results in the Phase 3 AGENDA trial of Genasense® in advanced melanoma will not be sufficient to apply for a NDA in the U.S. If extended followup of the AGENDA trial is possible and shows a statistically significant benefit for patients, we may be able to submit a NDA after that result is known. However, our prior regulatory applications for Genasense® in melanoma were unsuccessful. Our NDA for Genasense® plus chemotherapy in patients with relapsed or refractory CLL was also unsuccessful.

 Our financial condition and results of operations have been and will continue to be significantly affected by FDA and EMEA action with respect to Genasense®. Any adverse outcomes with respect to FDA and/or EMEA approvals could negatively impact our ability to obtain additional funding or identify potential partners.

 Ultimately, our efforts may not prove to be as effective as those of our competitors. In the U.S. and elsewhere, our products will face significant competition. The principal conditions on which our product development efforts are focused and some of the other disorders for which we are conducting additional studies, are currently treated with several drugs, many of which have been available for a number of years or are available in inexpensive generic forms. Thus, even if we obtain regulatory approvals, we will need to demonstrate to physicians, patients and third-party payors that the cost of our products is reasonable and appropriate in light of their safety and efficacy, the price of competing products and the relative health care benefits to the patient. If we are unable to demonstrate that the costs of our products are reasonable and appropriate in light of these factors, we will likely be unsuccessful in commercializing our products.

Recurring losses and negative cash flows from operations raise substantial doubt about our ability to continue as a going concern and we may not be able to continue as a going concern.

 Our recurring losses from operations and negative cash flows from operations raise substantial doubt about our ability to continue as a going concern and as a result, our independent registered public accounting firm included an explanatory paragraph in its report on our consolidated financial statement for the year ended December 31, 2008 with respect to this uncertainty. Substantial doubt about our ability to continue as a going concern may create negative reactions to the price of the common shares of our stock and we may have a more difficult time obtaining financing.

 We have prepared our financial statements on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might be necessary should we be unable to continue in existence.

We will not be able to commercialize our product candidates if our preclinical studies do not produce successful results or if our clinical trials do not demonstrate safety and efficacy in humans.

 Our success will depend on the success of our currently ongoing clinical trials and subsequent clinical trials that have not yet begun. It may take several years to complete the clinical trials of a product, and a failure of one or more of our clinical trials can occur at any stage of testing. We believe that the development of each of our product candidates involves significant risks at each stage of testing. If clinical trial difficulties and failures arise, our product candidates may never be approved for sale or become commercially viable. We do not believe that any of our product candidates have alternative uses if our current development activities are unsuccessful.

 There are a number of difficulties and risks associated with clinical trials. These difficulties and risks may result in the failure to receive regulatory approval to sell our product candidates or the inability to commercialize any of our product candidates. The possibility exists that:

•
we may discover that a product candidate does not exhibit the expected therapeutic results in humans, may cause harmful side effects or have other unexpected characteristics that may delay or preclude regulatory approval or limit commercial use if approved;

•	the results from early clinical trials may not be statistically significant or predictive of results that will be obtained from expanded, advanced clinical trials;

•
institutional review boards or regulators, including the FDA, may hold, suspend or terminate our clinical research or the clinical trials of our product candidates for various reasons, including noncompliance with regulatory requirements or if, in their opinion, the participating subjects are being exposed to unacceptable health risks;

•	subjects may drop out of our clinical trials;

•
our preclinical studies or clinical trials may produce negative, inconsistent or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials; and

•	the cost of our clinical trials may be greater than we currently anticipate.

 In October 2009, we announced that AGENDA did not show a statistically significant benefit for its co-primary endpoint of progression-free survival.  Secondary endpoints of overall response rate and disease control rate (which includes complete and partial responses, plus stable disease greater than 3 months duration) also did not show a statistically significant benefit. According to the prespecified analysis plan, the statistical significance of durable response, (a secondary endpoint that measures the proportion of patients who achieved a complete or partial response that lasts greater than 6 months), is too early to evaluate. However, the observed differences in progression-free survival, overall response, disease control and durable response all numerically favored the group that received Genasense®.

 Overall survival, the other co-primary endpoint in AGENDA, is too early to evaluate, as prospectively specified.  An analysis for futility, which was defined as greater than 50% conditional power to observe a statistically significant benefit of Genasense® (P < 0.05) under the prospectively specified hazard ratio of 0.69, was conducted for the co-primary endpoint of overall survival.  AGENDA passed this futility analysis, and an Independent Data Monitoring Committee has recommended that the trial continue to completion for the determination of the overall survival endpoint. The safety profile of Genasense® in AGENDA was consistent with prior studies. Pending adequacy of financial resources and other contingencies noted herein, Genta currently intends to continue the AGENDA trial in order to determine whether the addition of Genasense to dacarbazine is associated with a statistically significant increase in overall survival.  If that association is demonstrated, we currently expect that Genta would submit regulatory applications for the marketing approval of Genasense® on a worldwide basis.

 We cannot assure you that our ongoing preclinical studies and clinical trials will produce successful results in order to support regulatory approval of Genasense® in any territory or for any indication. Failure to obtain approval, or a substantial delay in approval of Genasense® for these or any other indications would have a material adverse effect on our results of operations and financial condition.

We have a significant amount of debt. Our substantial indebtedness could adversely affect our business, financial condition and results of operations and our ability to meet our payment obligations under the notes and our other debt.

 We have a significant amount of debt.  As of September 30, 2009, we had a face amount of debt outstanding of $15.3 million, consisting of the face value of 2008 Notes of $2.2 million, the face value of April 2009 Notes of $5.4 million, the face value of July 2009 Notes of $0.7 million and the face value of September 2009 Notes of $7.0 million.

 Our aggregate level of debt could have significant consequences on our future operations, including:

•	making it more difficult for us to meet our payment and other obligations under our outstanding debt;

•
resulting in an event of default if we fail to comply with the restrictive covenants contained in our debt agreements, which could result in all of our debt becoming due and payable and, in the case of an event of default under our secured debt, could permit the lenders to foreclose on our assets securing such debt;

•	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

Any of the above-listed factors could have an adverse effect on our business, financial condition and results of operations and our ability to meet our payment obligations under the notes and our other debt.

Our substantial amount of secured debt may prevent us from obtaining additional financing in the future or make the terms of securing such additional financing more onerous to us.

The 2008 Notes and April 2009 Notes are secured by a first priority lien on our assets and the July 2009 Notes and September 2009 Notes are unsecured. While the terms or availability of additional capital is always uncertain, should we need to obtain additional financing in the future, because of the existing liens on our assets, it may be even more difficult for us to do so. Potential future lenders may be unwilling to provide financing on an unsecured basis and may not agree to share the collateral with our existing secured debt. Alternatively, if we are able to raise additional financing in the future, the terms of any such financing may be onerous to us. This potential inability to obtain borrowings or our obtaining borrowings on unfavorable terms could negatively impact our operations and impair our ability to maintain sufficient working capital.

We may not have the ability to repay the principal on our convertible notes when due.

Our convertible notes mature on various dates in 2010 through 2012, and bear interest payable quarterly or semi-annually at rates of 8.00% or 15.00% per annum. Absent additional financing, we will likely not have sufficient funds to pay the principal upon maturity or upon any acceleration thereof. If we fail to pay principal on our convertible notes when due, we will be in default under our debt agreements which could have an adverse effect on our business, financial condition and results of operations.

We have relied on and continue to rely on our contractual collaborative arrangements with research institutions and corporate partners for development and commercialization of our products. Our business could suffer if we are not able to enter into suitable arrangements, maintain existing relationships, or if our collaborative arrangements are not successful in developing and commercializing products.

We have entered into collaborative relationships relating to the conduct of clinical research and other research activities in order to augment our internal research capabilities and to obtain access to specialized knowledge and expertise. Our business strategy depends in part on our continued ability to develop and maintain relationships with leading academic and research institutions and with independent researchers. The competition for these relationships is intense, and we can give no assurances that we will be able to develop and maintain these relationships on acceptable terms.

We also seek strategic alliances with corporate partners, primarily pharmaceutical and biotechnology companies, to help us develop and commercialize drugs. Various problems can arise in strategic alliances. A partner responsible for conducting clinical trials and obtaining regulatory approval may fail to develop a marketable drug. A partner may decide to pursue an alternative strategy or focus its efforts on alliances or other arrangements with third parties. A partner that has been granted marketing rights for a certain drug within a geographic area may fail to market the drug successfully. Consequently, strategic alliances that we may enter into may not be scientifically or commercially successful.

We cannot control the resources that any collaborator may devote to our products. Any of our present or future collaborators may not perform their obligations as expected. These collaborators may breach or terminate their agreements with us, for instance upon changes in control or management of the collaborator, or they may otherwise fail to conduct their collaborative activities successfully and in a timely manner.

In addition, our collaborators may elect not to develop products arising out of our collaborative arrangements or to devote sufficient resources to the development, regulatory approval, manufacture, marketing or sale of these products. If any of these events occur, we may not be able to develop or commercialize our products.

An important part of our strategy involves conducting multiple product development programs. We may pursue opportunities in fields that conflict with those of our collaborators. In addition, disagreements with our collaborators could develop over rights to our intellectual property. The resolution of such conflicts and disagreements may require us to relinquish rights to our intellectual property that we believe we are entitled to. In addition, any disagreement or conflict with our collaborators could reduce our ability to obtain future collaboration agreements and negatively impact our relationship with existing collaborators. Such a conflict or disagreement could also lead to delays in collaborative research, development, regulatory approval or commercialization of various products or could require or result in litigation or arbitration, which would be time consuming and expensive, divert the attention of our management and could have a significant negative impact on our business, financial condition and results of operations.

We anticipate that we will incur additional losses and we may never be profitable.

 We have never been profitable. We have incurred substantial annual operating losses associated with ongoing research and development activities, preclinical testing, clinical trials, regulatory submissions and manufacturing activities. From the period since our inception to September 30, 2009, we have incurred a cumulative deficit of $1,018.7 million. We may never achieve revenue sufficient for us to attain profitability. Achieving profitability is unlikely unless Genasense ® receives approval from the FDA or EMEA for commercial sale in one or more indications.

Our business depends heavily on a small number of products.

 We currently market and sell one product, Ganite® and the principal patent covering its use for the approved indication expired in April 2005. If Genasense® or our other pipeline products are not approved, if approval is significantly delayed, or if in the event of approval these products are commercially unsuccessful, sales of other products may not be sufficient to offset this loss of potential revenue.

To diversify our product line in the long term, it will be important for us to identify suitable technologies and products for acquisition or licensing and development. If we are unable to identify suitable technologies and products, or if we are unable to acquire or license products we identify, we may be unable to diversify our product line and to generate long-term growth.

We may be unable to obtain or enforce patents, other proprietary rights and licenses to protect our business; we could become involved in litigation relating to our patents or licenses that could cause us to incur additional costs and delay or prevent our introduction of new drugs to market.

 Our success will depend to a large extent on our ability to:

•	obtain U.S. and foreign patent or other proprietary protection for our technologies, products and processes;

•	preserve trade secrets; and

•	operate without infringing the patent and other proprietary rights of third parties.

 Legal standards relating to the validity of patents covering pharmaceutical and biotechnological inventions and the scope of claims made under these types of patents are still developing, and they involve complex legal and factual questions. As a result, our ability to obtain and enforce patents that protect our drugs is highly uncertain. If we are unable to obtain and enforce patents and licenses to protect our drugs, our business, results of operations and financial condition could be adversely affected.

 We hold numerous U.S., foreign and international patents covering various aspects of our technology, which include novel compositions of matter, methods of large-scale synthesis and methods of controlling gene expression and methods of treating disease. In the future, however, we may not be successful in obtaining additional patents despite pending or future applications. Moreover, our current and future patents may not be sufficient to protect us against competitors who use similar technology. Additionally, our patents, the patents of our business partners and the patents for which we have obtained licensing rights may be challenged, narrowed, invalidated or circumvented. Furthermore, rights granted under our patents may not be broad enough to cover commercially valuable drugs or processes, and therefore, may not provide us with sufficient competitive advantage with respect thereto.

 The pharmaceutical and biotechnology industries have been greatly affected by time-consuming and expensive litigation regarding patents and other intellectual property rights. We may be required to commence, or may be made a party to, litigation relating to the scope and validity of our intellectual property rights or the intellectual property rights of others. Such litigation could result in adverse decisions regarding the patentability of our inventions and products, the enforceability, validity or scope of protection offered by our patents or our infringement of patents held by others. Such decisions could make us liable for substantial money damages, or could bar us from the manufacture, sale or use of certain products. Moreover, an adverse decision may also compel us to seek a license from a third party. The costs of any license may be prohibitive and we may not be able to enter into any required licensing arrangement on terms acceptable to us.

 The cost to us of any litigation or proceeding relating to patent or license rights, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of complex patent or licensing litigation more effectively than we can because of their substantially greater resources. Uncertainties resulting from the initiation and continuation of any patent or related litigation could have a material adverse effect on our ability to compete in the marketplace.

 We also may be required to participate in interference proceedings declared by the U.S. Patent and Trademark Office in opposition or similar proceedings before foreign patent offices and in International Trade Commission proceedings aimed at preventing the importation of drugs that would compete unfairly with our drugs. These types of proceedings could cause us to incur considerable costs.

 The principal patent covering the use of Ganite® for its approved indication, including Hatch-Waxman extensions, expired in April 2005.

 Genta’s patent portfolio includes approximately 65 granted patents and 66 pending applications in the U.S. and foreign countries. We endeavor to seek appropriate U.S. and foreign patent protection on our oligonucleotide technology.

 We have licensed ten U.S. patents relating to Genasense® and its backbone chemistry that expire between 2008 and 2015. Corresponding patent applications have been filed in three foreign countries. We also own five U.S. patent applications relating to methods of using Genasense ® expected to expire in 2020 and 2026, with approximately 50 corresponding foreign patent applications and granted patents.

Most of our products are in an early stage of development, and we may never receive regulatory approval for these products.

 Most of our resources have been dedicated to the research and development of potential antisense pharmaceutical products such as Genasense®, based upon oligonucleotide technology. While we have demonstrated the activity of antisense oligonucleotide technology in model systems in vitro and in animals, Genasense® is our only antisense product to have been tested in humans. Several of our other technologies that serve as a possible basis for pharmaceutical products are only in preclinical testing. Results obtained in preclinical studies or early clinical investigations are not necessarily indicative of results that will be obtained in extended human clinical trials. Our products may prove to have undesirable and unintended side effects or other characteristics that may prevent our obtaining FDA or foreign regulatory approval for any indication. In addition, it is possible that research and discoveries by others will render our oligonucleotide technology obsolete or noncompetitive.

Clinical trials are costly and time consuming and are subject to delays; our business would suffer if the development process relating to our products were subject to meaningful delays.

 Clinical trials are very costly and time-consuming. The length of time required to complete a clinical study depends upon many factors, including but not limited to the size of the patient population, the ability of patients to get to the site of the clinical study, the criteria for determining which patients are eligible to join the study and other issues. Delays in patient enrollment and other unforeseen developments could delay completion of a clinical study and increase its costs, which could also delay any eventual commercial sale of the drug that is the subject of the clinical trial.

 Our commencement and rate of completion of clinical trials also may be delayed by many other factors, including the following:

•	inability to obtain sufficient quantities of materials for use in clinical trials;

•	inability to adequately monitor patient progress after treatment;

•	unforeseen safety issues;

•	the failure of the products to perform well during clinical trials; and

•	government or regulatory delays.

If we fail to obtain the necessary regulatory approvals, we cannot market and sell our products in the United States.

 The FDA imposes substantial pre-market approval requirements on the introduction of pharmaceutical products. These requirements involve lengthy and detailed preclinical and clinical testing and other costly and time-consuming procedures. Satisfaction of these requirements typically takes several years or more depending upon the type, complexity and novelty of the product. We cannot apply for FDA approval to market any of our products under development until preclinical and clinical trials on the product are successfully completed. Several factors could prevent successful completion or cause significant delays of these trials, including an inability to enroll the required number of patients or failure to demonstrate adequately that the product is safe and effective for use in humans. If safety concerns develop, the FDA could stop our trials before completion. We may not market or sell any product for which we have not obtained regulatory approval.

 We cannot assure you that the FDA will ever approve the use of our products that are under development. If the patient populations for which our products are approved are not sufficiently broad, or if approval is accompanied by unanticipated labeling restrictions, the commercial success of our products could be limited and our business, results of operations and financial condition could consequently be materially adversely affected.

If the third party manufacturers upon which we rely fail to produce our products in the volumes that we require on a timely basis, or to comply with stringent regulations applicable to pharmaceutical drug manufacturers, we may face delays in the commercialization of, or be unable to meet demand for, our products and may lose potential revenues.

 We do not manufacture any of our products or product candidates and we do not plan to develop any capacity to do so. We have contracted with third-party manufacturers to manufacture Ganite® and Genasense®. The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products often encounter difficulties in production, especially in scaling up initial production. These problems include difficulties with production costs and yields, quality control and assurance and shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Our third-party manufacturers may not perform as agreed or may terminate their agreements with us.

 In addition to product approval, any facility in which Genasense® is manufactured or tested for its ability to meet required specifications must be approved by the FDA and/or the EMEA before it can manufacture Genasense® . Failure of the facility to be approved could delay the approval of Genasense®.

 We do not currently have alternate manufacturing plans in place. The number of third-party manufacturers with the expertise, required regulatory approvals and facilities to manufacture bulk drug substance on a commercial scale is limited, and it would take a significant amount of time to arrange for alternative manufacturers. If we need to change to other commercial manufacturers, the FDA and comparable foreign regulators must approve these manufacturers’ facilities and processes prior to our use, which would require new testing and compliance inspections, and the new manufacturers would have to be educated in or independently develop the processes necessary for the production of our products.

 Any of these factors could cause us to delay or suspend clinical trials, regulatory submissions, required approvals or commercialization of our products or product candidates, entail higher costs and result in our being unable to effectively commercialize our products. Furthermore, if our third-party manufacturers fail to deliver the required commercial quantities of bulk drug substance or finished product on a timely basis and at commercially reasonable prices, and we were unable to promptly find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volume and on a timely basis, we would likely be unable to meet demand for our products and we would lose potential revenues.

Even if we obtain regulatory approval, we will be subject to ongoing regulation, and any failure by us or our manufacturers to comply with such regulation could suspend or eliminate our ability to sell our products.

Ganite®, Genasense® (if it obtains regulatory approval), and any other product we may develop will be subject to ongoing regulatory oversight, primarily by the FDA. Failure to comply with post-marketing requirements, such as maintenance by us or by the manufacturers of our products of current Good Manufacturing Practices as required by the FDA, or safety surveillance of such products or lack of compliance with other regulations could result in suspension or limitation of approvals or other enforcement actions. Current Good Manufacturing Practices are FDA regulations that define the minimum standards that must be met by companies that manufacture pharmaceuticals and apply to all drugs for human use, including those to be used in clinical trials, as well as those produced for general sale after approval of an application by the FDA. These regulations define requirements for personnel, buildings and facilities, equipment, control of raw materials and packaging components, production and process controls, packaging and label controls, handling and distribution, laboratory controls and recordkeeping. Furthermore, the terms of any product candidate approval, including the labeling content and advertising restrictions, may be so restrictive that they could adversely affect the marketability of our product candidates. Any such failure to comply or the application of such restrictions could limit our ability to market our product candidates and may have a material adverse effect on our business, results of operations and financial condition. Such failures or restrictions may also prompt regulatory recalls of one or more of our products, which could have material and adverse effects on our business.

The raw materials for our products are produced by a limited number of suppliers, and our business could suffer if we cannot obtain needed quantities at acceptable prices and qualities.

The raw materials that we require to manufacture our drugs, particularly oligonucleotides and taxanes, are available from only a few suppliers. If these suppliers cease to provide us with the necessary raw materials or fail to provide us with an adequate supply of materials at an acceptable price and quality, we could be materially adversely affected.

If third-party payors do not provide coverage and reimbursement for use of our products, we may not be able to successfully commercialize our products.

Our ability to commercialize drugs successfully will depend in part on the extent to which various third-party payors are willing to reimburse patients for the costs of our drugs and related treatments. These third-party payors include government authorities, private health insurers and other organizations, such as health maintenance organizations. Third-party payors often challenge the prices charged for medical products and services. Accordingly, if less costly drugs are available, third-party payors may not authorize or may limit reimbursement for our drugs, even if they are safer or more effective than the alternatives. In addition, the federal government and private insurers have changed and continue to consider ways to change the manner in which health care products and services are provided and paid for in the United States. In particular, these third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products. In the future, it is possible that the government may institute price controls and further limits on Medicare and Medicaid spending. These controls and limits could affect the payments we collect from sales of our products. Internationally, medical reimbursement systems vary significantly, with some countries requiring application for, and approval of, government or third-party reimbursement. In addition, some medical centers in foreign countries have fixed budgets, regardless of levels of patient care. Even if we succeed in bringing therapeutic products to market, uncertainties regarding future health care policy, legislation and regulation, as well as private market practices, could affect our ability to sell our products in quantities, or at prices, that will enable us to achieve profitability.

Our business exposes us to potential product liability that may have a negative effect on our financial performance and our business generally.

The administration of drugs to humans, whether in clinical trials or commercially, exposes us to potential product and professional liability risks, which are inherent in the testing, production, marketing and sale of human therapeutic products. Product liability claims can be expensive to defend and may result in large judgments or settlements against us, which could have a negative effect on our financial performance and materially and adversely affect our business. We maintain product liability insurance (subject to various deductibles), but our insurance coverage may not be sufficient to cover claims. Furthermore, we cannot be certain that we will always be able to maintain or increase our insurance coverage at an affordable price. Even if a product liability claim is not successful, the adverse publicity and time and expense of defending such a claim may interfere with or adversely affect our business and financial performance.

We may incur a variety of costs to engage in future acquisitions of companies, products or technologies, and the anticipated benefits of those acquisitions may never be realized.

As a part of our business strategy, we may make acquisitions of, or significant investments in, complementary companies, products or technologies, although no significant acquisition or investments are currently pending. Any future acquisitions would be accompanied by risks such as:

•	difficulties in assimilating the operations and personnel of acquired companies;

•	diversion of our management’s attention from ongoing business concerns;

•	our potential inability to maximize our financial and strategic position through the successful incorporation of acquired technology and rights to our products and services;

•	additional expense associated with amortization of acquired assets;

•	maintenance of uniform standards, controls, procedures and policies; and

•	impairment of existing relationships with employees, suppliers and customers as a result of the integration of new management personnel.

 We cannot guarantee that we will be able to successfully integrate any business, products, technologies or personnel that we might acquire in the future, and our failure to do so could harm our business.

We face substantial competition from other companies and research institutions that are developing similar products, and we may not be able to compete successfully.

 In many cases, our products under development will be competing with existing therapies for market share. In addition, a number of companies are pursuing the development of antisense technology and controlled-release formulation technology and the development of pharmaceuticals utilizing such technologies. We compete with fully integrated pharmaceutical companies that have more substantial experience, financial and other resources and superior expertise in research and development, manufacturing, testing, obtaining regulatory approvals, marketing and distribution. Smaller companies may also prove to be significant competitors, particularly through their collaborative arrangements with large pharmaceutical companies or academic institutions. Furthermore, academic institutions, governmental agencies and other public and private research organizations have conducted and will continue to conduct research, seek patent protection and establish arrangements for commercializing products. Such products may compete directly with any products that may be offered by us.

 Our competition will be determined in part by the potential indications for which our products are developed and ultimately approved by regulatory authorities. For certain of our potential products, an important factor in competition may be the timing of market introduction of our or our competitors’ products. Accordingly, the relative speed with which we can develop products, complete the clinical trials and approval processes and supply commercial quantities of the products to the market are expected to be important competitive factors. We expect that competition among products approved for sale will be based, among other things, on product efficacy, safety, reliability, availability, price, patent position and sales, marketing and distribution capabilities. The development by others of new treatment methods could render our products under development non-competitive or obsolete.

 Our competitive position also depends upon our ability to attract and retain qualified personnel, obtain patent protection or otherwise develop proprietary products or processes and secure sufficient capital resources for the often-substantial period between technological conception and commercial sales. We cannot assure you that we will be successful in this regard.

We are dependent on our key executives and scientists, and the loss of key personnel or the failure to attract additional qualified personnel could harm our business.

 Our business is highly dependent on our key executives and scientific staff. The loss of key personnel or the failure to recruit necessary additional or replacement personnel will likely impede the achievement of our development objectives. There is intense competition for qualified personnel in the pharmaceutical and biotechnology industries, and there can be no assurances that we will be able to attract and retain the qualified personnel necessary for the development of our business.

Risks Related to Outstanding Litigation

The outcome of and costs relating to pending litigation are uncertain.

In November 2008, a complaint against us and our transfer agent, BNY Mellon Shareholder Services, was filed in the Supreme Court of the State of New York by an individual stockholder. The complaint alleges that we and our transfer agent caused or contributed to losses suffered by the stockholder. We deny the allegations of the complaint and intend to vigorously defend this lawsuit.

In September 2008, several of our stockholders, on behalf of themselves and all others similarly situated, filed a class action complaint against us, our Board of Directors, and certain of our executive officers in Superior Court of New Jersey, captioned Collins v. Warrell, Docket No. L-3046-08.  The complaint alleged that in issuing convertible notes in June 2008, our Board of Directors, and certain officers breached their fiduciary duties, and we aided and abetted the breach of fiduciary duty.  On March 20, 2009, the Superior Court of New Jersey granted our motion to dismiss the class action complaint and dismissed the complaint with prejudice. On April 30, 2009, the plaintiffs filed a notice of appeal with the Appellate Division.  On May 13, 2009, the plaintiffs filed a motion for relief from judgment based on a claim of new evidence, which was denied on June 12, 2009.  The plaintiffs also asked the Appellate Division for a temporary remand to permit the Superior Court judge to resolve the issues of the new evidence plaintiffs sought to raise and the Appellate Division granted the motion for temporary remand. Following the briefing and a hearing, the Superior Court denied the motion for relief from judgment on August 28, 2009. Thus, this matter will proceed in the Appellate Division. Plaintiffs' brief before the Appellate Division was filed on October 28, 2009, and our responsive brief is due on January 10, 2010. We intend to continue our vigorous defense of this matter.

Risks Related to Our Common Stock

Provisions in our restated certificate of incorporation and bylaws and Delaware law may discourage a takeover and prevent our stockholders from receiving a premium for their shares.

Provisions in our restated certificate of incorporation and bylaws may discourage third parties from seeking to obtain control of us and, therefore, could prevent our stockholders from receiving a premium for their shares. Our restated certificate of incorporation gives our Board of Directors the power to issue shares of preferred stock without approval of the holders of common stock. Any preferred stock that is issued in the future could have voting rights, including voting rights that could be superior to that of our common stock. The affirmative vote of 66 2/3% of our voting stock is required to approve certain transactions and to take certain stockholder actions, including the amendment of certain provisions of our certificate of incorporation. Our bylaws contain provisions that regulate how stockholders may present proposals or nominate directors for election at annual meetings of stockholders.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which contains restrictions on stockholder action to acquire control of us.

In September 2005, our Board of Directors approved a Stockholder Rights Plan and declared a dividend of one preferred stock purchase right, which we refer to as a Right, for each share of our common stock held of record as of the close of business on September 27, 2005. In addition, Rights shall be issued in respect of all shares of common stock issued after such date. The Rights contain provisions to protect stockholders in the event of an unsolicited attempt to acquire us, including an accumulation of shares in the open market, a partial or two-tier tender offer that does not treat all stockholders equally and other activities that the Board believes are not in the best interests of stockholders. The Rights may discourage a takeover and prevent our stockholders from receiving a premium for their shares.

We have not paid, and do not expect to pay in the future, cash dividends on our common stock.

We have never paid cash dividends on our common stock and do not anticipate paying any such dividends in the foreseeable future. We currently intend to retain our earnings, if any, for the development of our business.

Our stock price is volatile.

 The market price of our common stock, like that of the common stock of many other biopharmaceutical companies, has been and likely will continue to be highly volatile. Factors that could have a significant impact on the future price of our common stock include but are not limited to:

•	the results of preclinical studies and clinical trials by us or our competitors;

•	announcements of technological innovations or new therapeutic products by us or our competitors;

•	government regulation;

•	developments in patent or other proprietary rights by us or our competitors, including litigation;

•	fluctuations in our operating results; and

•	market conditions for biopharmaceutical stocks in general.

 At September 30, 2009, our outstanding convertible notes were convertible into 202.9 million shares of common stock. Future sales of shares of our common stock by existing stockholders, holders of convertible notes who might convert such convertible notes into common stock and option and warrant holders who may exercise their options and warrants to purchase common stock also could adversely affect the market price of our common stock. Moreover, the perception that sales of substantial amounts of our common stock might occur could adversely affect the market price of our common stock.

As our convertible noteholders convert their notes and warrants into shares of our common stock, our stockholders will be diluted.

 The conversion of some or all of our notes dilutes the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon conversion of the notes could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

 If holders of our notes elect to convert their notes and sell material amounts of our common stock in the market, such sales could cause the price of our common stock to decline, and such downward pressure on the price of our common stock may encourage short selling of our common stock by holders of our notes or others.

 If there is significant downward pressure on the price of our common stock, it may encourage holders of notes or others to sell shares by means of short sales to the extent permitted under the U.S. securities laws.  Short sales involve the sale by a holder of notes, usually with a future delivery date, of common stock the seller does not own.  Covered short sales are sales made in an amount not greater than the number of shares subject to the short seller’s right to acquire common stock, such as upon conversion of notes.  A holder of notes may close out any covered short position by converting its notes or purchasing shares in the open market.  In determining the source of shares to close out the covered short position, a holder of notes will likely consider, among other things, the price of common stock available for purchase in the open market as compared to the conversion price of the notes.  The existence of a significant number of short sales generally causes the price of common stock to decline, in part because it indicates that a number of market participants are taking a position that will be profitable only if the price of the common stock declines.

Our common stock is considered a “penny stock” and does not qualify for exemption from the “penny stock” restrictions, which may make it more difficult for you to sell your shares.

 Our common stock is classified as a “penny stock” by the SEC and is subject to rules adopted by the SEC regulating broker-dealer practices in connection with transactions in “penny stocks.” The SEC has adopted regulations which define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, these rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule relating to the penny stock market. Disclosure is also required to be made about current quotations for the securities and commissions payable to both the broker-dealer and the registered representative. Finally, broker-dealers must send monthly statements to purchasers of penny stocks disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As a result of our shares of common stock being subject to the rules on penny stocks, the liquidity of our common stock may be adversely affected.

FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements regarding management’s plans and objectives for future operations including plans and objectives relating to our planned marketing efforts and future economic performance. The forward-looking statements and associated risks set forth in this prospectus include or relate to, among other things, (a) our projected sales and profitability, (b) our growth strategies, (c) anticipated trends in our industry, (d) our ability to obtain and retain sufficient capital for future operations, and (e) our anticipated needs for working capital. These statements may be found under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”, as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact occur.

The forward-looking statements herein are based on current expectations that involve a number of risks and uncertainties. Such forward-looking statements are based on assumptions that there will be no material adverse competitive or technological change in conditions in our business, that demand for our products and services will significantly increase, that our President will remain employed as such, that our forecasts accurately anticipate market demand, and that there will be no material adverse change in our operations or business or in governmental regulations affecting us or our manufacturers and/or suppliers. The foregoing assumptions are based on judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Accordingly, although we believe that the assumptions underlying the forward-looking statements are reasonable, any such assumption could prove to be inaccurate and therefore there can be no assurance that the results contemplated in forward-looking statements will be realized. In addition, as disclosed elsewhere in the “Risk Factors” section of this prospectus, there are a number of other risks inherent in our business and operations which could cause our operating results to vary markedly and adversely from prior results or the results contemplated by the forward-looking statements. Growth in absolute and relative amounts of cost of goods sold and selling, general and administrative expenses or the occurrence of extraordinary events could cause actual results to vary materially from the results contemplated by the forward-looking statements. Management decisions, including budgeting, are subjective in many respects and periodic revisions must be made to reflect actual conditions and business developments, the impact of which may cause us to alter marketing, capital investment and other expenditures, which may also materially adversely affect our results of operations. In light of significant uncertainties inherent in the forward-looking information included in this prospectus, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved.

Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. Any statement in this prospectus and in the documents incorporated by reference into this prospectus that is not a statement of an historical fact constitutes a “forward-looking statement”. Further, when we use the words “may”, “expect”, “anticipate”, “plan”, “believe”, “seek”, “estimate”, “internal” and similar words, we intend to identify statements and expressions that may be forward-looking statements. We believe it is important to communicate certain of our expectations to our investors. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions that could cause our future results to differ materially from those expressed in any forward-looking statements. Many factors are beyond our ability to control or predict. You are accordingly cautioned not to place undue reliance on such forward-looking statements. Important factors that may cause our actual results to differ from such forward-looking statements include, but are not limited to, the risk factors discussed above. Before you invest in our common stock, you should be aware that the occurrence of any of the events described under “Risk Factors” or elsewhere in this prospectus could have a material adverse effect on our business, financial condition and results of operation. In such a case, the trading price of our common stock could decline and you could lose all or part of your investment.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders, but will receive proceeds related to the exercise of the July 2009 Warrants for cash held by the selling stockholders.  If all of the July 2009 Warrants registered for resale on this registration statement are exercised on a cash basis, we will receive gross proceeds of $1,215,000.00.  We will bear all costs, expenses and fees in connection with the registration of shares of our common stock to be sold by the selling stockholders.  The selling stockholders will bear all commissions and discounts, if any, attributable to their respective sales of shares.

DETERMINATION OF OFFERING PRICE

We are not selling any of the common stock that we are registering.  The common stock will be sold by the selling stockholders listed in this prospectus.  The selling stockholders may sell the common stock at the market price as of the date of sale or a price negotiated in a private sale.  Our common stock is currently traded on the OTC Bulletin Board under the symbol “GETA.OB”.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion and restrictions imposed by lenders, if any.

CAPITALIZATION

The following table describes our capitalization as of September 30, 2009.
You should read this capitalization table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information included in this prospectus.

(000)	As of September 30, 2009

As reported (unaudited)
Convertible notes as of September 30, 2009 actual $15,312 outstanding net of debt discount of ($12,647)	$2,665
Common stock, $.001 par value; 6,000,000 shares authorized, 173,514 shares issued and outstanding at September 30, 2009	174
Preferred stock, 5,000 authorized:
Series A convertible preferred stock, $.001 par value; 8 shares issued and outstanding, liquidation value of $385 at September 30, 2009 (actual and as adjusted)	—
Series G participating cumulative preferred stock, $.001 par value; 0 shares issued and outstanding at September 30, 2009 (actual and as adjusted)	—
Additional paid-in capital	1,022,026
Accumulated deficit	(1,018,706)

Total stockholders’equity	3,494

Total capitalization	$6,159

DILUTION

We are not offering or selling any of the shares of common stock in this offering.  All of the offered shares of our common stock are held or will be held by the selling stockholders at the time of sale and, accordingly, no dilution will result from the sale of the shares.

SELLING STOCKHOLDERS

A portion of the shares of common stock being offered by the selling stockholders are issuable upon conversion of the July 2009 Notes and September 2009 Notes and upon exercise of the July 2009 Warrants.  For additional information regarding the issuance of the July 2009 Notes, July 2009 Warrants and September 2009 Notes, see the Company’s Forms 8-K filed with the SEC on July 8, 2009 and September 9, 2009.  We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time.  Except as otherwise noted and except for the ownership of the convertible notes and the warrants issued pursuant to a securities purchase agreement between the Company and certain accredited institutional investors, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders.  The second column lists the number of shares of common stock held or acquirable (without restriction) by each selling stockholder, based on its ownership of the convertible notes, common stock and warrants, as of December 16, 2009, assuming conversion of all convertible notes and exercise of the warrants held by the selling stockholder on that date, without regard to any limitations on conversions or exercise.  The third column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the convertible notes, common stock and warrants, as of December 16, 2009, determined in accordance with Rule 13d-3 of the Exchange Act, and taking into account any limitations on conversions or exercise.  The fourth column lists the shares of common stock being offered by this prospectus by the selling stockholders.  In accordance with the terms of a registration rights agreement with the selling stockholders, this prospectus generally covers the resale of at least that number of shares of common stock permitted to be registered pursuant to this registration statement by the SEC pursuant to Rule 415 of the Securities Act.  Because the conversion price of the July 2009 Notes and September 2009 Notes and the exercise price of the July 2009 Warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.  The fifth and sixth columns assume the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the July 2009 Notes and September 2009 Notes, a selling stockholder may not convert the July 2009 Notes or September 2009 Notes to the extent such conversion would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 9.999% of our then outstanding shares of common stock following such conversion, excluding for purposes of such determination shares of common stock issuable upon conversion of the July 2009 Notes or September 2009 Notes which have not been converted.  Under the terms of the July 2009 Warrants and September 2009 Warrants, a selling stockholder may not exercise the warrants to the extent such exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.999% of our then outstanding shares of common stock issuable upon exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the Warrants which have not been exercised.  The number of shares in the second and fifth columns do not reflect this limitation.  The selling stockholders may sell all, some or none of their shares in this offering.  See “Plan of Distribution.”

	Number of Shares held or acquirable (without reference to restrictions prior to the Offering)		Shares of Common Stock Beneficially Owned Prior to the Offering		Maximum Number of Shares to be Sold Pursuant to this Prospectus(4)	Number of Shares held or acquirable (without reference to restrictions) After the Offering (5)	Shares of Common Stock Beneficially Owned After the Offering
Selling stockholder			Number of Shares Beneficially Owned (1)	Percent of Class (1)(2)(3)			Number of Shares Beneficially Owned (5)	Percent of Class (1)(2)(3)
Tang Capital Partners, LP	125,848,675	(6)	19,477,127	9.999%	17,774,309	108,074,366	27,388,539	9.999%

667, L.P.	112,995,981	(7)	19,179,170	9.999%	1,483,611	96,994,750	24,649,956	9.999%

667, L.P. #2	112,995,981	(8)	19,179,170	9.999%	1,328,660	96,994,750	24,649,956	9.999%

Baker Brothers Life Sciences, L.P.	112,995,981	(9)	19,179,170	9.999%	12,807,879	96,994,750	24,649,956	9.999%

14159, L.P.	112,995,981	(10)	19,179,170	9.999%	381,081	96,994,750	24,649,956	9.999%

BAM Opportunity Fund, L.P.	23,051,359	(11)	14,383,626	7.190%	4,820,064	18,231,295	18,231,295	7.050%

Boxer Capital LLC	30,026,844	(12)	15,491,026	7.666%	5,028,437	24,998,407	24,649,956	9.999%

Cat Trail Private Equity Fund, LLC	44,911,703	(13)	19,179,170	9.999%	6,353,230	38,558,473	24,649,956	9.999%

Arcus Ventures Fund	23,007,926	(14)	14,171,842	7.084%	3,176,615	19,831,311	19,831,311	7.615%

Cranshire Capital LP	2,450,192	(15)	2,450,192	1.268%	362,692	2,087,500	2,087,500	*

Rockmore Investment Master Fund Ltd.	2,372,973	(16)	2,372,973	1.229%	226,391	2,146,582	2,146,582	*

RRC BioFund, LP	1,225,096	(17)	1,225,096	*	181,346	1,043,750	1,043,750	*

Rodman & Renshaw, LLC (18)	12,935,750	(19)	10,060,426	4.985%	346,384	12,589,366	12,589,366	4.860%

MVA Investors LLC, II	2,423,691	(20)	2,423,691	1.252%	442,630	1,981,061	1,981,061	*

*	Represents beneficial ownership of less than one percent of our outstanding common stock.
(1)
The Issuer’s 15% Senior Secured Convertible Promissory Notes due June 2011 (the “June 2008 Notes”) and the Issuer’s 8% Senior Secured Convertible Promissory Notes due April 2012 (the “April 2009 Notes”) can only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 4.999% of the Issuer’s Common Stock.  The July 2009 Notes and the September 2009 Notes can only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s Common Stock.  Warrants issued in April 2009 (the “April 2009 Warrants”) can only be exercised to the extent that, after such exercise, the Reporting Person would beneficially own no more than 4.999% of the Issuer’s Common Stock.  The July 2009 Warrants are not exercisable until after January 7, 2010 and March 4, 2010, respectively, and the September 2009 Warrants are not exercisable until after March 4, 2010, and after each such date, the warrants are only exercisable to the extent that, after such exercise, the Reporting Persons would beneficially own no more than 4.999% of the Issuer’s Common Stock. Additionally, the July 2009 Notes and the September 2009 Notes can only be converted beginning the earlier of (i) two weeks from the effectiveness of a resale registration statement registering the common stock underlying such notes and (ii) the date that is six months following the issuance date.  The beneficial ownership total in this column assumes that this registration statement has been declared effective and the July 2009 Notes and the September 2009 Notes are currently convertible according to their respective terms. The shares numbers and percentages set forth in the columns below reflect these limitations on conversion and exercise.  Please note that the holders of the convertible notes and warrants may negotiate with the Company to amend the provisions limiting their conversion/exchange.

(2)	Calculated assuming the total number of shares of common stock outstanding are 191,810,882, the number of shares of common stock outstanding on December 16, 2009.

(3)
Shares of common stock underlying convertible notes or warrants are deemed outstanding for computing the percentage ownership of the selling stockholder holding the convertible notes or warrants, prior to and after giving effect to the offering, but are not deemed outstanding for computing the percentage ownership of any other selling stockholder.

(4)
The information regarding the type and amount of securities being registered for resale by each selling stockholders is set forth below in the section entitled “Additional Information About the Transactions Between the Company and the Selling Stockholders,” and to the extent there is a difference between that information and the information set forth in this column, that difference consists of Common Stock registered for resale by each selling stockholder.

(5)
We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(6)
Tang Capital Partners, LP has the right to acquire (setting aside for these purposes the restrictions described in footnote 1) 125,848,675 shares of Common Stock, comprised of 16,497,257 shares of Common Stock, $86,047.74 face amount of the June 2008 Notes, which are convertible into 860,478 shares of Common Stock, $1,911,666.67 face amount of the April 2009 Notes, which are convertible into 19,116,667 shares of Common Stock, $1,954,299.48 face amount of July 2009 Notes, which are convertible into 19,542,995 shares of Common Stock, and $633,614.68 face amount of September 2009 Notes, which are convertible into 6,336,147 shares of Common Stock.  Additionally, Tang Capital Partners, LP holds an April 2009 Warrant to purchase 4,625,000 shares of the Issuer’s Common Stock at an exercise price of $0.50 per share, July 2009 Warrants to purchase 5,831,576 shares of the Issuer’s Common Stock at an exercise price of $1.00 per share and a September 2009 Warrant to purchase 1,584,037 shares of the Issuer’s Common Stock at an exercise price of $1.00 per share.  Tang Capital Partners, LP also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $1,850,000.00 face amount of the April 2009 Notes, which are convertible into 18,500,000 shares of Common Stock, and a warrant to purchase 4,625,000 shares at an exercise price of $0.50 per share.  Tang Capital Partners LP also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $2,832,951.79 face amount of the April 2009 Notes, which are convertible into 28,329,518 shares of Common Stock.  Tang Capital Partners shares voting and dispositive power over such shares, notes and warrants with Tang Capital Management and Kevin C. Tang.  Tang Capital Management, as the general partner of Tang Capital Partners, may be deemed to beneficially own the shares held or acquirable by Tang Capital Partners.  Tang Capital Management shares voting and dispositive power over such shares with Tang Capital Partners and Kevin C. Tang.  Kevin C. Tang, as manager of Tang Capital Management, may be deemed to beneficially own the shares held or acquirable by Tang Capital Partners.  Mr. Tang shares voting and dispositive power over such shares with Tang Capital Partners and Tang Capital Management.  Mr. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

(7)
667, L.P., 667, L.P. #2, Baker Brothers Life Sciences, L.P. and 14159, L.P. (collectively, the “Baker Bros. Affiliates”) have the right to acquire (setting aside for these purposes the restrictions described in footnote 1) a total of 112,995,981 shares of Common Stock which are held as set forth below.  667, L.P.: 9,545,699 shares of Common Stock, comprised of 1,551,822 shares of Common Stock, $9,835.03 of the June 2008 Notes, which are convertible into 98,350 shares of Common Stock, $196,333.33 of the April 2009 Notes, which are convertible into 1,963,333 shares of Common Stock, $162,303.62 of July 2009 Notes, which are convertible into 1,623,036 shares of Common Stock, and $78,279.60 of September 2009 Notes, which are convertible into 782,796 shares of Common Stock. The fund also holds an April 2009 Warrant to purchase 475,000 shares with an exercise price of $0.50 per share, a July 2009 Warrant to purchase 170,000 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, a July 2009 Warrant to purchase 314,217 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010, and a September 2009 Warrant to purchase 195,700 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010.   The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $190,000.00 face amount of the April 2009 Notes, which are convertible into 1,900,000 shares of Common Stock, and a warrant to purchase 475,000 shares with an exercise price of $0.50 per share.  The fund also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $212,687.50 face amount of the April 2009 Notes, which are convertible into 2,126,875 shares of Common Stock.  667, L.P. #2: 7,661,357 shares of Common Stock, comprised of 1,262,179 shares of Common Stock, $7,852.39 of the June 2008 Notes, which are convertible into 78,524 shares of Common Stock, $160,166.07 of the April 2009 Notes, which are convertible into 1,601,667 shares of Common Stock, $120,325.80 of July 2009 Notes, which are convertible into 1,203,258 shares of Common Stock, and $63,798.40 of September 2009 Notes, which are convertible into 637,984 shares of Common Stock. The fund also holds an April 2009 Warrant to purchase 387,500 shares with an exercise price of $0.50 per share, a July 2009 Warrant to purchase 140,000 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, a July 2009 Warrant to purchase 256,087 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010, and a September 2009 Warrant to purchase 159,496 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010. The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $155,000.00 face amount of the April 2009 Notes, which are convertible into 1,550,000 shares of Common Stock, and a warrant to purchase 387,500 shares with an exercise price of $0.50 per share.  The fund also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $174,300 face amount of the April 2009 Notes, which are convertible into 1,743,000 shares of Common Stock.  Baker Brothers Life Sciences L.P.: 93,416,380 shares of Common Stock, comprised of 11,882,595 shares of Common Stock, $73,101.63 of the June 2008 Notes, which are convertible into 731,017 shares of Common Stock, $1,506,600 of the April 2009 Notes, which are convertible into 15,066,000 shares of Common Stock, $1,192,999.17 of July 2009 Notes, which are convertible into 11,929,992 shares of Common Stock, and $599,836.10 of September 2009 Notes, which are convertible into 5,998,361 shares of Common Stock. The fund also holds an April 2009 Warrant to purchase 3,645,000 shares with an exercise price of $0.50 per share, a July 2009 Warrant to purchase 1,307,500 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, a July 2009 Warrant to purchase 2,407,747 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010, and a September 2009 Warrant to purchase 1,499,590 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010. The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $1,458,000.00 face amount of the April 2009 Notes, which are convertible into 14,580,000 shares of Common Stock, and a warrant to purchase 3,645,000 shares with an exercise price of $0.50 per share. The fund also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $1,635,100 face amount of the April 2009 Notes, which are convertible into 16,351,000 shares of Common Stock.  14159, L.P.: 2,338,925 shares of Common Stock, comprised of 381,318 shares of Common Stock, $2,226.62 of the June 2008 Notes, which are convertible into 22,267 shares of Common Stock, $48,566.67 of the April 2009 Notes, which are convertible into 485,667 shares of Common Stock, $38,443.80 of July 2009 Notes, which are convertible into 384,438 shares of Common Stock, and $19,288.96 of September 2009 Notes, which are convertible into 192,890 shares of Common Stock. The fund also holds an April 2009 Warrant to purchase 117,500 shares with an exercise price of $0.50 per share, a July 2009 Warrant to purchase 42,500 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, a July 2009 Warrant to purchase 77,427 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010, and a September 2009 Warrant to purchase 48,223 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010.   The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $47,000.00 face amount of the April 2009 Notes, which are convertible into 470,000 shares of Common Stock, and a warrant to purchase 117,500 shares with an exercise price of $0.50 per share. The fund also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $52,912.50 face amount of the April 2009 Notes, which are convertible into 529,125 shares of Common Stock.  By virtue of their ownership of entities that have the power to control the investment decisions of the Baker Bros. Affiliates, Felix J. Baker and Julian C. Baker may each be deemed to be beneficial owners of shares held or acquirable by the Baker Bros Affiliates and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

(8)
667, L.P., 667, L.P. #2, Baker Brothers Life Sciences, L.P. and 14159, L.P. (collectively, the “Baker Bros. Affiliates”) have the right to acquire (setting aside for these purposes the restrictions described in footnote 1) a total of 112,995,981 shares of Common Stock which are held as set forth below.  667, L.P.: 9,545,699 shares of Common Stock, comprised of 1,551,822 shares of Common Stock, $9,835.03 of the June 2008 Notes, which are convertible into 98,350 shares of Common Stock, $196,333.33 of the April 2009 Notes, which are convertible into 1,963,333 shares of Common Stock, $162,303.62 of July 2009 Notes, which are convertible into 1,623,036 shares of Common Stock, and $78,279.60 of September 2009 Notes, which are convertible into 782,796 shares of Common Stock. The fund also holds an April 2009 Warrant to purchase 475,000 shares with an exercise price of $0.50 per share, a July 2009 Warrant to purchase 170,000 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, a July 2009 Warrant to purchase 314,217 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010, and a September 2009 Warrant to purchase 195,700 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010.   The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $190,000.00 face amount of the April 2009 Notes, which are convertible into 1,900,000 shares of Common Stock, and a warrant to purchase 475,000 shares with an exercise price of $0.50 per share.  The fund also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $212,687.50 face amount of the April 2009 Notes, which are convertible into 2,126,875 shares of Common Stock.  667, L.P. #2: 7,661,357 shares of Common Stock, comprised of 1,262,179 shares of Common Stock, $7,852.39 of the June 2008 Notes, which are convertible into 78,524 shares of Common Stock, $160,166.07 of the April 2009 Notes, which are convertible into 1,601,667 shares of Common Stock, $120,325.80 of July 2009 Notes, which are convertible into 1,203,258 shares of Common Stock, and $63,798.40 of September 2009 Notes, which are convertible into 637,984 shares of Common Stock. The fund also holds an April 2009 Warrant to purchase 387,500 shares with an exercise price of $0.50 per share, a July 2009 Warrant to purchase 140,000 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, a July 2009 Warrant to purchase 256,087 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010, and a September 2009 Warrant to purchase 159,496 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010. The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $155,000.00 face amount of the April 2009 Notes, which are convertible into 1,550,000 shares of Common Stock, and a warrant to purchase 387,500 shares with an exercise price of $0.50 per share.  The fund also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $174,300 face amount of the April 2009 Notes, which are convertible into 1,743,000 shares of Common Stock.  Baker Brothers Life Sciences L.P.: 93,416,380 shares of Common Stock, comprised of 11,882,595 shares of Common Stock, $73,101.63 of the June 2008 Notes, which are convertible into 731,017 shares of Common Stock, $1,506,600 of the April 2009 Notes, which are convertible into 15,066,000 shares of Common Stock, $1,192,999.17 of July 2009 Notes, which are convertible into 11,929,992 shares of Common Stock, and $599,836.10 of September 2009 Notes, which are convertible into 5,998,361 shares of Common Stock. The fund also holds an April 2009 Warrant to purchase 3,645,000 shares with an exercise price of $0.50 per share, a July 2009 Warrant to purchase 1,307,500 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, a July 2009 Warrant to purchase 2,407,747 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010, and a September 2009 Warrant to purchase 1,499,590 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010. The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $1,458,000.00 face amount of the April 2009 Notes, which are convertible into 14,580,000 shares of Common Stock, and a warrant to purchase 3,645,000 shares with an exercise price of $0.50 per share. The fund also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $1,635,100 face amount of the April 2009 Notes, which are convertible into 16,351,000 shares of Common Stock.  14159, L.P.: 2,338,925 shares of Common Stock, comprised of 381,318 shares of Common Stock, $2,226.62 of the June 2008 Notes, which are convertible into 22,267 shares of Common Stock, $48,566.67 of the April 2009 Notes, which are convertible into 485,667 shares of Common Stock, $38,443.80 of July 2009 Notes, which are convertible into 384,438 shares of Common Stock, and $19,288.96 of September 2009 Notes, which are convertible into 192,890 shares of Common Stock. The fund also holds an April 2009 Warrant to purchase 117,500 shares with an exercise price of $0.50 per share, a July 2009 Warrant to purchase 42,500 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, a July 2009 Warrant to purchase 77,427 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010, and a September 2009 Warrant to purchase 48,223 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010.   The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $47,000.00 face amount of the April 2009 Notes, which are convertible into 470,000 shares of Common Stock, and a warrant to purchase 117,500 shares with an exercise price of $0.50 per share. The fund also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $52,912.50 face amount of the April 2009 Notes, which are convertible into 529,125 shares of Common Stock.  By virtue of their ownership of entities that have the power to control the investment decisions of the Baker Bros. Affiliates, Felix J. Baker and Julian C. Baker may each be deemed to be beneficial owners of shares held or acquirable by the Baker Bros Affiliates and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

(9)
667, L.P., 667, L.P. #2, Baker Brothers Life Sciences, L.P. and 14159, L.P. (collectively, the “Baker Bros. Affiliates”) have the right to acquire (setting aside for these purposes the restrictions described in footnote 1) a total of 112,995,981 shares of Common Stock which are held as set forth below.  667, L.P.: 9,545,699 shares of Common Stock, comprised of 1,551,822 shares of Common Stock, $9,835.03 of the June 2008 Notes, which are convertible into 98,350 shares of Common Stock, $196,333.33 of the April 2009 Notes, which are convertible into 1,963,333 shares of Common Stock, $162,303.62 of July 2009 Notes, which are convertible into 1,623,036 shares of Common Stock, and $78,279.60 of September 2009 Notes, which are convertible into 782,796 shares of Common Stock. The fund also holds an April 2009 Warrant to purchase 475,000 shares with an exercise price of $0.50 per share, a July 2009 Warrant to purchase 170,000 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, a July 2009 Warrant to purchase 314,217 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010, and a September 2009 Warrant to purchase 195,700 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010.   The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $190,000.00 face amount of the April 2009 Notes, which are convertible into 1,900,000 shares of Common Stock, and a warrant to purchase 475,000 shares with an exercise price of $0.50 per share.  The fund also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $212,687.50 face amount of the April 2009 Notes, which are convertible into 2,126,875 shares of Common Stock.  667, L.P. #2: 7,661,357 shares of Common Stock, comprised of 1,262,179 shares of Common Stock, $7,852.39 of the June 2008 Notes, which are convertible into 78,524 shares of Common Stock, $160,166.07 of the April 2009 Notes, which are convertible into 1,601,667 shares of Common Stock, $120,325.80 of July 2009 Notes, which are convertible into 1,203,258 shares of Common Stock, and $63,798.40 of September 2009 Notes, which are convertible into 637,984 shares of Common Stock. The fund also holds an April 2009 Warrant to purchase 387,500 shares with an exercise price of $0.50 per share, a July 2009 Warrant to purchase 140,000 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, a July 2009 Warrant to purchase 256,087 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010, and a September 2009 Warrant to purchase 159,496 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010. The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $155,000.00 face amount of the April 2009 Notes, which are convertible into 1,550,000 shares of Common Stock, and a warrant to purchase 387,500 shares with an exercise price of $0.50 per share.  The fund also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $174,300 face amount of the April 2009 Notes, which are convertible into 1,743,000 shares of Common Stock.  Baker Brothers Life Sciences L.P.: 93,416,380 shares of Common Stock, comprised of 11,882,595 shares of Common Stock, $73,101.63 of the June 2008 Notes, which are convertible into 731,017 shares of Common Stock, $1,506,600 of the April 2009 Notes, which are convertible into 15,066,000 shares of Common Stock, $1,192,999.17 of July 2009 Notes, which are convertible into 11,929,992 shares of Common Stock, and $599,836.10 of September 2009 Notes, which are convertible into 5,998,361 shares of Common Stock. The fund also holds an April 2009 Warrant to purchase 3,645,000 shares with an exercise price of $0.50 per share, a July 2009 Warrant to purchase 1,307,500 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, a July 2009 Warrant to purchase 2,407,747 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010, and a September 2009 Warrant to purchase 1,499,590 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010. The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $1,458,000.00 face amount of the April 2009 Notes, which are convertible into 14,580,000 shares of Common Stock, and a warrant to purchase 3,645,000 shares with an exercise price of $0.50 per share. The fund also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $1,635,100 face amount of the April 2009 Notes, which are convertible into 16,351,000 shares of Common Stock.  14159, L.P.: 2,338,925 shares of Common Stock, comprised of 381,318 shares of Common Stock, $2,226.62 of the June 2008 Notes, which are convertible into 22,267 shares of Common Stock, $48,566.67 of the April 2009 Notes, which are convertible into 485,667 shares of Common Stock, $38,443.80 of July 2009 Notes, which are convertible into 384,438 shares of Common Stock, and $19,288.96 of September 2009 Notes, which are convertible into 192,890 shares of Common Stock. The fund also holds an April 2009 Warrant to purchase 117,500 shares with an exercise price of $0.50 per share, a July 2009 Warrant to purchase 42,500 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, a July 2009 Warrant to purchase 77,427 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010, and a September 2009 Warrant to purchase 48,223 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010.   The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $47,000.00 face amount of the April 2009 Notes, which are convertible into 470,000 shares of Common Stock, and a warrant to purchase 117,500 shares with an exercise price of $0.50 per share. The fund also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $52,912.50 face amount of the April 2009 Notes, which are convertible into 529,125 shares of Common Stock.  By virtue of their ownership of entities that have the power to control the investment decisions of the Baker Bros. Affiliates, Felix J. Baker and Julian C. Baker may each be deemed to be beneficial owners of shares held or acquirable by the Baker Bros Affiliates and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

(10)
667, L.P., 667, L.P. #2, Baker Brothers Life Sciences, L.P. and 14159, L.P. (collectively, the “Baker Bros. Affiliates”) have the right to acquire (setting aside for these purposes the restrictions described in footnote 1) a total of 112,995,981 shares of Common Stock which are held as set forth below.  667, L.P.: 9,545,699 shares of Common Stock, comprised of 1,551,822 shares of Common Stock, $9,835.03 of the June 2008 Notes, which are convertible into 98,350 shares of Common Stock, $196,333.33 of the April 2009 Notes, which are convertible into 1,963,333 shares of Common Stock, $162,303.62 of July 2009 Notes, which are convertible into 1,623,036 shares of Common Stock, and $78,279.60 of September 2009 Notes, which are convertible into 782,796 shares of Common Stock. The fund also holds an April 2009 Warrant to purchase 475,000 shares with an exercise price of $0.50 per share, a July 2009 Warrant to purchase 170,000 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, a July 2009 Warrant to purchase 314,217 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010, and a September 2009 Warrant to purchase 195,700 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010.   The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $190,000.00 face amount of the April 2009 Notes, which are convertible into 1,900,000 shares of Common Stock, and a warrant to purchase 475,000 shares with an exercise price of $0.50 per share.  The fund also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $212,687.50 face amount of the April 2009 Notes, which are convertible into 2,126,875 shares of Common Stock.  667, L.P. #2: 7,661,357 shares of Common Stock, comprised of 1,262,179 shares of Common Stock, $7,852.39 of the June 2008 Notes, which are convertible into 78,524 shares of Common Stock, $160,166.07 of the April 2009 Notes, which are convertible into 1,601,667 shares of Common Stock, $120,325.80 of July 2009 Notes, which are convertible into 1,203,258 shares of Common Stock, and $63,798.40 of September 2009 Notes, which are convertible into 637,984 shares of Common Stock. The fund also holds an April 2009 Warrant to purchase 387,500 shares with an exercise price of $0.50 per share, a July 2009 Warrant to purchase 140,000 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, a July 2009 Warrant to purchase 256,087 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010, and a September 2009 Warrant to purchase 159,496 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010. The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $155,000.00 face amount of the April 2009 Notes, which are convertible into 1,550,000 shares of Common Stock, and a warrant to purchase 387,500 shares with an exercise price of $0.50 per share.  The fund also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $174,300 face amount of the April 2009 Notes, which are convertible into 1,743,000 shares of Common Stock.  Baker Brothers Life Sciences L.P.: 93,416,380 shares of Common Stock, comprised of 11,882,595 shares of Common Stock, $73,101.63 of the June 2008 Notes, which are convertible into 731,017 shares of Common Stock, $1,506,600 of the April 2009 Notes, which are convertible into 15,066,000 shares of Common Stock, $1,192,999.17 of July 2009 Notes, which are convertible into 11,929,992 shares of Common Stock, and $599,836.10 of September 2009 Notes, which are convertible into 5,998,361 shares of Common Stock. The fund also holds an April 2009 Warrant to purchase 3,645,000 shares with an exercise price of $0.50 per share, a July 2009 Warrant to purchase 1,307,500 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, a July 2009 Warrant to purchase 2,407,747 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010, and a September 2009 Warrant to purchase 1,499,590 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010. The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $1,458,000.00 face amount of the April 2009 Notes, which are convertible into 14,580,000 shares of Common Stock, and a warrant to purchase 3,645,000 shares with an exercise price of $0.50 per share. The fund also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $1,635,100 face amount of the April 2009 Notes, which are convertible into 16,351,000 shares of Common Stock.  14159, L.P.: 2,338,925 shares of Common Stock, comprised of 381,318 shares of Common Stock, $2,226.62 of the June 2008 Notes, which are convertible into 22,267 shares of Common Stock, $48,566.67 of the April 2009 Notes, which are convertible into 485,667 shares of Common Stock, $38,443.80 of July 2009 Notes, which are convertible into 384,438 shares of Common Stock, and $19,288.96 of September 2009 Notes, which are convertible into 192,890 shares of Common Stock. The fund also holds an April 2009 Warrant to purchase 117,500 shares with an exercise price of $0.50 per share, a July 2009 Warrant to purchase 42,500 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, a July 2009 Warrant to purchase 77,427 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010, and a September 2009 Warrant to purchase 48,223 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010.   The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $47,000.00 face amount of the April 2009 Notes, which are convertible into 470,000 shares of Common Stock, and a warrant to purchase 117,500 shares with an exercise price of $0.50 per share. The fund also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $52,912.50 face amount of the April 2009 Notes, which are convertible into 529,125 shares of Common Stock.  By virtue of their ownership of entities that have the power to control the investment decisions of the Baker Bros. Affiliates, Felix J. Baker and Julian C. Baker may each be deemed to be beneficial owners of shares held or acquirable by the Baker Bros Affiliates and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

(11)
The BAM Opportunity Fund, L.P. has the right to acquire (setting aside for these purposes the restrictions described in footnote 1) 23,051,359 shares of Common Stock, comprised of 6,157,564 shares of Common Stock, $18,254.50 of the April 2009 Notes, which are convertible into 182,545 shares of Common Stock, and $479,500 of September 2009 Notes, which are convertible into 4,795,000 shares of Common Stock. The fund also holds a July 2009 Warrant to purchase 717,500 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, and a September 2009 Warrant to purchase 1,198,750 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010. The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $800,000 face amount of the April 2009 Notes, which are convertible into 8,000,000 shares of Common Stock, and a warrant to purchase 2,000,000 shares with an exercise price of $0.50 per share. The BAM Opportunity Fund, L.P. is a private investment partnership, the sole general partner of which is BAM Capital, LLC. As the sole general partner, BAM Capital, LLC has the power to vote and dispose of the Common Stock owned by the BAM Opportunity Fund, L.P. and, accordingly, may be deemed the “beneficial owner” of such Common Stock. As the investment manager of the BAM Opportunity Fund, L.P., BAM Management, LLC has the power to vote and dispose of the Common Stock owned by the BAM Opportunity Fund, L.P. and, accordingly, may be deemed the “beneficial owner” of such Common Stock. The managing members of BAM Capital, LLC and BAM Management, LLC are Hal Mintz and Ross Berman. Each of BAM Capital, LLC, BAM Management, LLC, Hal Mintz and Ross Berman disclaims beneficial ownership of all shares of Common Stock held or acquirable by the BAM Opportunity Fund, L.P., except to the extent of their pecuniary interest therein.

(12)
Boxer Capital LLC has the right to acquire (setting aside for these purposes the restrictions described in footnote 1) a total of 30,026,844 shares of Common Stock, comprised of 5,221,907 shares of Common Stock, $52,500 face amount of April 2009 Notes, which are convertible into 525,000 shares of Common Stock, $469,868.53 of July 2009 Notes, which are convertible into 4,698,685 shares of Common Stock, and $120,371.47 of September 2009 Notes, which are convertible into 1,203,715 shares of Common Stock. The fund also holds a July 2009 Warrant to purchase 470,000 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, a July 2009 Warrant to purchase 1,174,671 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010, and a September 2009 Warrant to purchase 300,929 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010. The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $525,000 face amount of the April 2009 Notes, which are convertible into 5,250,000 shares of Common Stock, and a warrant to purchase 1,312,500 shares with an exercise price of $0.50 per share. The fund also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $986,943.70 face amount of the April 2009 Notes, which are convertible into 9,869,437 shares of Common Stock. Boxer Asset Management Inc. is the managing member and majority owner of Boxer Capital LLC. Joseph Lewis is the sole indirect owner and controls Boxer Asset Management Inc. Boxer Capital LLC has shared voting and dispositive power with regard to the Common Stock, the warrants to purchase Common Stock, and the notes convertible into shares of Common Stock it owns directly. Boxer Asset Management Inc. and Joseph Lewis each have shared voting and dispositive power with regard to the Common Stock owned directly by Boxer Capital LLC. MVA Investors LLC, II is the independent, personal investment vehicle of certain employees of Boxer Capital LLC and Tavistock Life Sciences Company, which is a Delaware corporation and an affiliate of Boxer Capital LLC. Investment decisions of Boxer Capital LLC are made by a majority vote of its investment committee. As such, MVA Investors LLC, II is not controlled by Boxer Capital LLC, Boxer Asset Management Inc. or Joseph Lewis. MVA Investors LLC, II has sole voting and dispositive power over the Common Stock, the warrants to purchase Common Stock and the notes convertible into Common Stock owned by it. Neither Boxer Capital LLC, Boxer Asset Management Inc. nor Mr. Lewis have any voting or dispositive power with regard to the Common Shares held by MVA Investors LLC, II. For more information regarding MVA Investors LLC, II, see footnote 20.

(13)
Cat Trail Private Equity Fund, LLC has the right to acquire (setting aside for these purposes the restrictions described in footnote 1) 44,911,703 shares of Common Stock, comprised of 4,616,163 shares of Common Stock and $450,000 face amount of April 2009 Notes, which are convertible into 4,500,000 shares of Common Stock, and $1,078,643.21 face amount of July 2009 Notes, which are convertible into 10,786,432 shares of Common Stock. The fund also holds an April 2009 Warrant to purchase 1,125,000 shares with an exercise price of $0.50 per share, a July 2009 Warrant to purchase 405,000 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, and a July 2009 Warrant to purchase 2,291,608 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010. The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $450,000 face amount of the April 2009 Notes, which are convertible into 4,500,000 shares of Common Stock, and a warrant to purchase 1,125,000 shares with an exercise price of $0.50 per share. The fund also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $1,556,250 face amount of the April 2009 Notes, which are convertible into 15,562,500 shares of Common Stock. David Dekker, as the managing member of Cat Trail Private Equity, LLC, may be deemed to beneficially own the shares of Common Stock held or acquirable by Cat Trail Private Equity, LLC. Mr. Dekker shares voting and dispositive power over such shares with Cat Trail Private Equity, LLC. Mr. Dekker disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

(14)
Arcus Ventures Fund has the right to acquire (setting aside for these purposes the restrictions described in footnote 1) 23,007,926 shares of Common Stock. The fund owns 5,920,156 shares of Common Stock and $458,321.61 of July 2009 Notes, which are convertible into 4,583,216 shares of Common Stock. The fund also holds an April 2009 Warrant to purchase 562,500 shares of Common Stock with an exercise price of $0.50 per share, a July 2009 Warrant to purchase 202,500 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, and a July 2009 Warrant to purchase 1,145,804 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010. The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $225,000 face amount of the April 2009 Notes, which are convertible into 2,250,000 shares of Common Stock, and a warrant to purchase 562,500 shares with an exercise price of $0.50 per share. The fund also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $778,125 face amount of the April 2009 Notes, which are convertible into 7,781,250 shares of Common Stock. As the general partner of Arcus Ventures Fund, Arcus Ventures Management, LLC may be deemed to be the beneficial owner of the shares held or acquirable by the fund. As members of Arcus Ventures Management, LLC, James B. Dougherty and Steven Soignet may be deemed to be the beneficial owners of the shares held or acquirable by the fund. Each of Messrs. Dougherty and Soignet disclaims beneficial ownership of the shares of Common Stock held or acquirable by the fund, except to the extent of his pecuniary interest therein.

(15)
Cranshire Capital LP has the right to acquire (setting aside for these purposes the restrictions described in footnote 1) 2,450,192 shares of Common Stock, comprised of 1,057,692 shares of Common Stock and $35,000 of September 2009 Notes, which are convertible into 350,000 shares of Common Stock. The fund also holds an April 2009 Warrant to purchase 150,000 shares of Common Stock with an exercise price of $0.50 per share, a July 2009 Warrant to purchase 55,000 shares of Common Stock with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, and a September 2009 Warrant to purchase 87,500 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010. The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $60,000 face amount of the April 2009 Notes, which are convertible into 600,000 shares of Common Stock, and a warrant to purchase 150,000 shares with an exercise price of $0.50 per share. Downsview Capital, Inc. (“Downsview”) is the general partner of Cranshire Capital LP, and consequently, has voting control and investment discretion over securities held by Cranshire Capital LP. Mitchell P. Kopin, President of Downsview, has voting control over Downsview. As a result of the foregoing, each of Mr. Kopin and Downsview may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the shares of Common Stock beneficially owned by Cranshire Capital LP.

(16)
Rockmore Investment Master Fund Ltd. has the right to acquire (setting aside for these purposes the restrictions described in footnote 1) 2,372,973 shares of Common Stock, comprised of 1,114,710 shares of Common Stock, $839.06 face amount of June 2008 Notes, which are convertible into 8,390 shares of Common Stock, $15,000 face amount of April 2009 Notes, which are convertible into 150,000 shares of Common Stock, $22,341.93 face amount of July 2009 Notes, which are convertible into 223,419 shares of Common Stock, and $14,243.07 of September 2009 Notes, which are convertible into 142,431 shares of Common Stock. The fund also holds an April 2009 Warrant to purchase 75,000 shares with an exercise price of $0.50 per share, a July 2009 Warrant to purchase 27,500 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, a July 2009 Warrant to purchase 28,355 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010, and a September 2009 Warrant to purchase 35,608 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010. The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $30,000 face amount of the April 2009 Notes, which are convertible into 300,000 shares of Common Stock, and a warrant to purchase 75,000 shares with an exercise price of $0.50 per share. The fund also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $19,256 face amount of the April 2009 Notes, which are convertible into 192,560 shares of Common Stock. Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda. By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of Common Stock owned by Rockmore Investment Master Fund Ltd. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of Common Stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of Common Stock owned by Rockmore Investment Master Fund Ltd. and, as of September 16, 2009, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of Common Stock owned by Rockmore Investment Master Fund Ltd. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of Common Stock owned by Rockmore Investment Master Fund Ltd. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of Common Stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to the shares of Common Stock as those terms are used for purposes under Regulation 13D-G of the Exchange Act. No person or “group” (as that term is used in Section 13(d) of the Exchange Act, or the SEC’s Regulation 13D-G) controls Rockmore Investment Master Fund Ltd.

(17)
RRC BioFund, LP has the right to acquire (setting aside for these purposes the restrictions described in footnote 1) 1,225,096 shares of Common Stock, comprised of 528,846 shares of Common Stock and $17,500 of September 2009 Notes, which are convertible into 175,000 shares of Common Stock. The fund also holds an April 2009 Warrant to purchase 75,000 shares with an exercise price of $0.50 per share, a July 2009 Warrant to purchase 27,500 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, and a September 2009 Warrant to purchase 43,750 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010. The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $30,000 face amount of the April 2009 Notes, which are convertible into 300,000 shares of Common Stock, and a warrant to purchase 75,000 shares with an exercise price of $0.50 per share. As manager of RRC Management, LLC, the sole general partner of RRC BioFund, LP, James A. Silverman has the sole authority to vote and dispose of all of the shares held by RRC BioFund, LP.

(18)	Rodman & Renshaw, LLC is a broker-dealer under the Exchange Act.

(19)
Rodman & Renshaw, LLC has the right to acquire (setting aside for these purposes the restrictions described in footnote 1) 12,935,750 shares of Common Stock, comprised of 72,000 shares of Common Stock, $41,554.49 of July 2009 Notes, which are convertible into 415,545 shares of Common Stock, and $5,625.51 of September 2009 Notes, which are convertible into 56,255 shares of Common Stock. They also hold a June 2008 Warrant to purchase 800,000 shares with an exercise price of $1.00 per share, an April 2009 Warrant to purchase 2,566,000 shares with an exercise price of $0.50 per share, a July 2009 Warrant to purchase 1,827,500 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, a July 2009 Warrant to purchase 4,303,886 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010, and a September 2009 Warrant to purchase 1,814,064 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010 . Rodman has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $30,000 face amount of the April 2009 Notes, which are convertible into 300,000 shares of Common Stock, and a warrant to purchase 75,000 shares with an exercise price of $0.50 per share. Rodman also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $70,550 face amount of the April 2009 Notes, which are convertible into 705,500 shares of Common Stock. 15,800,000 of the total shares set forth above were acquired by Rodman & Renshaw, LLC as compensation in connection with its service as placement agent to the Company for the June 2008 financing, April 2009 financing, July 2009 financing and September 2009 financing. Dave Horin, the Chief Financial Officer of Rodman & Renshaw, LLC, has sole voting and dispositive power over the shares held by Rodman & Renshaw, LLC.

(20)
MVA Investors LLC, II has the right to acquire (setting aside for these purposes the restrictions described in footnote 1) 2,423,691 shares of Common Stock, comprised of 618,815 shares of Common Stock, $111,448.90 of July 2009 Notes, which are convertible into 1,114,489 shares of Common Stock, and $32,941.16 of September 2009 Notes, which are convertible into 329,412 shares of Common Stock. They also hold a July 2009 Warrant to purchase 278,622 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010, and a September 2009 Warrant to purchase 82,353 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010. MVA Investors LLC, II has sole voting and dispositive power over the Common Stock, the warrants to purchase Common Stock and the notes convertible into Common Stock owned by it. MVA Investors LLC, II is the independent, personal investment vehicle of certain employees of Boxer Capital LLC and Tavistock Life Sciences Company, which is a Delaware corporation and an affiliate of Boxer Capital LLC. As such, MVA Investors LLC, II is not controlled by Boxer Capital, Boxer Asset Management Inc. or Joseph Lewis. Neither Boxer Capital LLC, Boxer Asset Management Inc. nor Mr. Lewis have any voting or dispositive power with regard to the Common Shares held by MVA Investors LLC, II. Investment decisions of MVA Investors LLC, II are made by a majority vote of its investment committee. The purchase, disposition and voting of all shares held by MVA Investors LLC, II is controlled by a majority vote of an investment committee comprised of Shehan Dissanayake, Neil Reisman, Aaron Davis and Christopher Fuglesang.  For additional information regarding Boxer Capital LLC, see footnote 12.

ADDITIONAL INFORMATION ABOUT TRANSACTIONS BETWEEN THE COMPANY AND THE SELLING STOCKHOLDERS

The following disclosure provides additional information about the financing transactions between the Company and the selling stockholders, specifically the June 2008 financing, April 2009 financing, July 2009 financing and September 2009 financing.

Dollar Value of Underlying Securities

The following table presents the total dollar value of the securities underlying the July 2009 Notes, July 2009 Warrants and September 2009 Notes that are registered for resale on this registration statement.

Date of Sale	Type of Security	Shares of Common Stock Underlying Security	Closing Price of Common Stock on Date of Sale	Total Dollar Value of Common Stock Underlying Security on the Date of Sale
July 7, 2009	July 2009 Notes	12,364,495	$0.39	$4,822,153.05

July 7, 2009	July 2009 Warrants	1,215,000	$0.39	$473,850.00

September 4, 2009	July 2009 Notes	2,209,646	$0.40	$883,858.40

September 4, 2009	September 2009 Notes	1,532,500	$0.40	$613,000.00

Total				$6,792,861.45

Payments to the Selling Stockholders and Affiliates

The gross proceeds to the Company from the sale of the July 2009 Notes, July 2009 Warrants and September 2009 Notes registered for resale on this registration statement were approximately $1,610,664.10.  The following table summarizes the maximum potential payments we may be required to make to the selling stockholders.  For purposes of this table, we have assumed that the selling stockholders exercise all of the July 2009 Warrants on a cashless basis.  Unless otherwise stated, the table reflects all of the payments of fees, interest and premiums due during the term of the July 2009 Notes, July 2009 Warrants and September 2009 Notes.

Selling Stockholder	Total Gross Proceeds Payable to Company (1)		Total Maximum Payments by Company (2)		Net Proceeds to Company (3)
Tang Capital Partners, LP	$506,036.40	(4)	$91,086.55	(5)	$414,949.85

Boxer Capital LLC	$188,000.00	(6)	$33,840.00	(7)	$154,160.00

Cat Trail Private Equity Fund, LLC	$162,000.00	(8)	$29,160.00	(9)	$132,840.00

Arcus Ventures Fund	$81,000.00	(10)	$14,580.00	(11)	$66,420.00

Cranshire Capital LP	$22,000.00	(12)	$3,960.00	(13)	$18,040.00

Rockmore Investment Master Fund Ltd.	$11,000.00	(14)	$1,980.00	(15)	$9,020.00

RRC BioFund, LP	$11,000.00	(14)	$1,980.00	(15)	$9,020.00

Rodman & Renshaw, LLC	$11,000.00	(14)	$129,432.88	(16)	$0.00

667, L.P.	$31,383.00	(17)	$5,648.94	(18)	$25,734.06

667, L.P. #2	$38,109.00	(19)	$6,859.62	(20)	$31,249.38

Baker Brothers Life Sciences, L.P.	$386,358.70	(21)	$69,544.57	(22)	$316,814.13

14159, L.P.	$9,527.00	(23)	$1,714.86	(24)	$7,812.14

BAM Opportunity Fund, LP	$153,250.00	(25)	$24,520.00	(26)	$128,730.00

MVA Investors II, LLC	$0.00	(27)	$0.00		$0.00

Total					$1,314,789.56

(1)           Total gross proceeds payable to us.  If the selling stockholders exercise the July 2009 Warrants on a cash basis, then the additional gross proceeds payable to us will be $1,215,000.

(2)           This total does not include the potential payment by the Company of liquidated damages under the July 2009 Notes, July 2009 Warrants and September 2009 Notes for failure to promptly deliver shares of common stock upon conversion/exercise, as such payments are subject to multiple conditions and variables making the calculation of such payments impossible at this time.

(3)           Total net proceeds to us calculated by subtracting column #3 from column #2, to the extent the result is in excess of $0.  Please note that this amount is the minimum total net proceeds to the Company in connection with the sale of the July 2009 Notes, July 2009 Warrants and September 2009 Notes; the actual net proceeds to the Company will depend upon the actual conversion/exercise of the overlying securities as well as the amount of any liquidated damages payable by the Company to the selling stockholders.  If the selling stockholders exercise the July 2009 Warrants on a cash basis, then the total net proceeds payable to us will be $2,529,789.56.  The expenses set forth in column #3 above will not change in the event of the cash exercise of the July 2009 Warrants.

(4)           Consists of July 2009 Notes issued on July 7, 2009 for a face amount of $378,330.90 and July 2009 Notes issued on September 4, 2009 for a face amount of $127,705.50.

(5)           Consists of interest payable on the July 2009 Notes of 40,482.91 for each year of the two-year term of the July 2009 Notes and $50,603.64 payable as the maximum amount of liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

(6)           Consists of July 2009 Notes issued on July 7, 2009 for a face amount of $188,000.00.

(7)           Consists of interest payable on the July 2009 Notes of 15,040.00 for each year of the two-year term of the July 2009 Notes and $18,800.00 payable as the maximum amount of liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

(8)           Consists of July 2009 Notes issued on July 7, 2008 for a face amount of $162,000.00.

(9)           Consists of interest payable on the July 2009 Notes of $12,960.00 for each year of the two-year term of the July 2009 Notes and $16,200.00 payable as the maximum liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

(10)         Consists of July 2009 Notes issued on July 7, 2009 for a face amount of $81,000.00.

(11)         Consists of interest payable on the July 2009 Notes of $6,480.00 for each year of the two-year term of the July 2009 Notes and $8,100.00 payable as the maximum liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

(12)         Consists of July 2009 Notes issued on July 7, 2009 for a face amount of $22,000.00.

(13)         Consists of interest payable on the July 2009 Notes of $1,760.00 for each year of the two-year term of the July 2009 Notes and $2,200.00 payable as the maximum liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

(14)         Consists of July 2009 Notes issued on July 7, 2009 for a face amount of $11,000.00.

(15)         Consists of interest payable on the July 2009 Notes of $880.00 for each year of the two-year term of the July 2009 Notes and $1,100.00 payable as the maximum liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

(16)         Consists of interest payable on the July 2009 Notes of $880.00 for each year of the two-year term of the July 2009 Notes and $1,100.00 payable as the maximum liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.  Also consists of placement agent fees of approximately $127,452.88 (which is the cash payment made to Rodman & Renshaw, LLC as placement agent for the convertible notes registered on this registration statement, and excludes a July 2009 Warrant to purchase 1,800,000 shares of common stock issued on July 7, 2009, a July 2009 Warrant to purchase 4,200,000 shares of common stock issued on September 4, 2009, and a September 2009 Warrant to purchase 1,800,000 shares of common stock issued on September 4, 2009) to Rodman & Renshaw, LLC as placement agent for the July 2009 financing and the September 2009 financing.

(17)         Consists of July 2009 Notes issued on July 7, 2009 for a face amount of $31,383.00.

(18)         Consists of interest payable on the July 2009 Notes of $2,510.64 for each year of the two-year term of the July 2009 Notes and $3,138.30 payable as the maximum liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

(19)         Consists of July 2009 Notes issued on July 7, 2009 for a face amount of $38,109.00.

(20)         Consists of interest payable on the July 2009 Notes of $3,048.72 for each year of the two-year term of the July 2009 Notes and $3,810.90 payable as the maximum liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

(21)         Consists of July 2009 Notes issued on July 7, 2009 for a face amount of $293,099.60 and July 2009 Notes issued on September 4, 2009 for a face amount of $93,259.10.

(22)         Consists of interest payable on the July 2009 Notes of $30,908.70 for each year of the two-year term of the July 2009 Notes and $38,635.90 payable as the maximum liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

(23)         Consists of July 2009 Notes issued on July 7, 2009 for a face amount of $9,527.00.

(24)         Consists of interest payable on the July 2009 Notes of $762.16 for each year of the two-year term of the July 2009 Notes and $952.70 payable as the maximum liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

(25)         Consists of September 2009 Notes for a face amount of 153,250.00.

(26)         Consists of interest payable on the September 2009 Notes of $12,260.00 for each year of the two-year term of the September 2009 Notes.

(27)         MVA Investors II, LLC is not registering any July 2009 Notes, July 2009 Warrants or September 2009 Notes for resale on this registration statement.

Potential Profits on Conversion

The following table summarizes the potential profit the selling stockholders could realize upon the sale of all of the shares underlying the July 2009 Notes, July 2009 Warrants and September 2009 Notes registered for resale on this registration statement.

Selling Stockholder	Security	Shares of Common Stock Underlying Security (1)	Closing Price of Common Stock on Date of Sale		Market Price of Total Number of Shares Underlying Security on Date of Sale (2)	Conversion/ Exercise Price of Total Number of Shares Underlying Security		Total Potential Profit the Selling Stockholders Could Realize As a Result of the Conversion /Exercise Discount for the Security (3)
Tang Capital Partners, LP	July 2009 Notes	3,783,309	$0.39	(4)	$1,475,490.51	$378,330.90	(5)	$1,097,159.61

Boxer Capital LLC	July 2009 Notes	1,880,000	$0.39	(4)	$733,200.00	$188,000.00	(5)	$545,200.00

Cat Trail Private Equity Fund, LLC	July 2009 Notes	1,620,000	$0.39	(4)	$631,800.00	$162,000.00	(5)	$469,800.00

Arcus Ventures Fund	July 2009 Notes	810,000	$0.39	(4)	$315,900.00	$81,000.00	(5)	$234,900.00

Cranshire Capital LP	July 2009 Notes	220,000	$0.39	(4)	$85,800.00	$22,000.00	(5)	$63,800.00

Rockmore Investment Master Fund Ltd.	July 2009 Notes	110,000	$0.39	(4)	$42,900.00	$11,000.00	(5)	$31,900.00

RRC BioFund, LP	July 2009 Notes	110,000	$0.39	(4)	$42,900.00	$11,000.00	(5)	$31,900.00

Rodman & Renshaw, LLC	July 2009 Notes	110,000	$0.39	(4)	$42,900.00	$11,000.00	(5)	$31,900.00

Selling Stockholder	Security	Shares of Common Stock Underlying Security (1)	Closing Price of Common Stock on Date of Sale		Market Price of Total Number of Shares Underlying Security on Date of Sale (2)	Conversion/ Exercise Price of Total Number of Shares Underlying Security		Total Potential Profit the Selling Stockholders Could Realize As a Result of the Conversion /Exercise Discount for the Security (3)
667, L.P.	July 2009 Notes	381,090	$0.39	(4)	$148,625.10	$38,109.00	(5)	$110,516.10

667, L.P. #2	July 2009 Notes	313,830	$0.39	(4)	$122,393.70	$31,383.00	(5)	$91,010.70

Baker Brothers Life Sciences, L.P.	July 2009 Notes	2,930,996	$0.39	(4)	$1,143,088.44	$293,099.60	(5)	$849,988.84

14159, L.P.	July 2009 Notes	95,270	$0.39	(4)	$37,155.30	$9,527.00	(5)	$27,628.30

MVA Investors II, LLC	July 2009 Notes	0	$0.39	(4)	$0.00	$0.00		$0.00

Boxer Capital LLC	July 2009 Warrants	470,000	$0.39	(4)	$183,300.00	$470,000.00	(6)	$0.00

Cat Trail Private Equity Fund, LLC	July 2009 Warrants	405,000	$0.39	(4)	$157,950.00	$405,000.00	(6)	$0.00

Arcus Ventures Fund	July 2009 Warrants	202,500	$0.39	(4)	$78,975.00	$202,500.00	(6)	$0.00

Cranshire Capital LP	July 2009 Warrants	55,000	$0.39	(4)	$21,450.00	$55,000.00	(6)	$0.00

Rockmore Investment Master Fund Ltd.	July 2009 Warrants	27,500	$0.39	(4)	$10,725.00	$27,500.00	(6)	$0.00

Selling Stockholder	Security	Shares of Common Stock Underlying Security (1)	Closing Price of Common Stock on Date of Sale		Market Price of Total Number of Shares Underlying Security on Date of Sale (2)	Conversion/ Exercise Price of Total Number of Shares Underlying Security		Total Potential Profit the Selling Stockholders Could Realize As a Result of the Conversion /Exercise Discount for the Security (3)
RRC BioFund, LP	July 2009 Warrants	27,500	$0.39	(4)	$10,725.00	$27,500.00	(6)	$0.00

Rodman & Renshaw, LLC	July 2009 Warrants	27,500	$0.39	(4)	$10,725.00	$27,500.00	(6)	$0.00

MVA Investors II, LLC	July 2009 Warrants	0	$0.39	(4)	$0.00	$0.00		$0.00

Tang Capital Partners, LP	July 2009 Notes	1,277,055	$0.40	(7)	$510,822.00	$127,705.50	(5)	$383,116.50

Baker Brothers Life Sciences, L.P.	July 2009 Notes	932,591	$0.40	(7)	$373,036.40	$93,259.10	(5)	$279,777.30

MVA Investors II, LLC	July 2009 Notes	0	$0.40	(7)	$0.00	$0.00		$0.00

BAM Opportunity Fund, L.P.	September 2009 Notes	1,532,500	$0.40	(7)	$613,000.00	$153,250.00	(5)	$459,750.00

MVA Investors II, LLC	September 2009 Notes	0	$0.40	(7)	$0.00	$0.00		$0.00

Total								$4,708,347.35

(1)           Assumes no interest payments on the July 2009 Notes or September 2009 Notes and complete conversion/exercise of the July 2009 Notes, September 2009 Notes and July 2009 Warrants.  This total does not reflect the beneficial ownership limitations pursuant to the terms of the July 2009 Notes, September 2009 Notes and July 2009 Warrants.

(2)           Calculated by multiplying column #3 and column #4.

(3)           Calculated by subtracting column #6 from column #5, to the extent the result is in excess of $0. Please note that actual profits to the selling stockholders will depend upon the market price of our common stock at the time of sale by the selling stockholders, which could be more or less than the closing price on the date the overlying securities were sold to the selling stockholders.

(4)           Both the July 2009 Notes and the July 2009 Warrants were sold to the selling stockholders on July 7, 2009.

(5)           Calculated by multiplying column #3 by the conversion price of $0.01 per share.

(6)           Calculated by multiplying column #3 by the exercise price of $1.00 per share.

(7)           Both the additional July 2009 Notes and the September 2009 Notes were sold to the selling stockholders on September 4, 2009.

Subject to the terms of the July 2009 Notes and September 2009 Notes, we will adjust the conversion rate for:

•	stock splits or combinations of the outstanding shares of our common stock;

•	dividends or distributions on our common stock payable in shares of our common stock to all or substantially all holders of our common stock;

•	dividends or distributions on our common stock payable in other than shares of our common stock to all or substantially all holders of our common stock;

•
reclassifications, exchanges or substitutions to our common stock whereby our common stock is changed to the same or different number of shares or other securities of any class or classes of stock or other property, other than by way of a stock split, combination of shares or stock dividends or a reorganization, merger, consolidation, or sale of assets;

•
distributions to all or substantially all holders of our common stock of certain rights or warrants to purchase or subscribe for shares of our common stock, or securities convertible into or exchangeable or exercisable for shares of our common stock, at a price per share that is less than the applicable conversion price then in effect, or if after any such issuance, the price per share is amended or adjusted and such price as amended or adjusted is less than the applicable conversion price;

•	in the event of a reorganization, merger, consolidation or sale of assets; and

•	issuances or sales by us of additional shares of common stock at a price per share less than the conversion price then in effect or without consideration.

Subject to the provisions of the July 2009 Notes and September 2009 Notes, if we:

•
distribute shares of common stock in accordance with the second bullet point above, then we will generally decrease the conversion price then in effect immediately prior to such event by multiplying the applicable conversion price then in effect by a fraction the numerator of which shall be the total number of shares of common stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date and the denominator of which shall be the total number of shares of common stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of common stock issuable in payment of such dividend or distribution.

•
make distributions or issue dividends in other than shares of common stock in accordance with the third bullet point above, then, we will make an appropriate revision to the applicable conversion price and provision will be made so that upon conversion of the July 2009 Notes and September 2009 Notes, the holders will receive (in addition to the number of shares of common stock they are entitled to upon conversion) the number of securities or other property that they would have received had the July 2009 Notes or September 2009 Notes, respectively, been converted into common stock on the date of such event and had thereafter, during the period from the date of such event to and including the conversion date, retained such securities and any distributions or assets, applying all adjustments called for during such period pursuant to the terms of the July 2009 Notes and September 2009 Note with respect to the rights of the holders of the July 2009 Notes and September 2009 Notes; however, if a record date has been fixed and the dividend is not fully paid or such distribution is not fully made on the date fixed for such payment or distribution, then the conversion price will be adjusted as provided in this bullet point as of the time of actual payment of such dividends or distributions.

•
make distributions in accordance with the fifth or seventh bullet point above, the applicable conversion price upon each such issuance or distribution shall be reduced to a price equal to the consideration per share paid for such additional shares of common stock; however, the amount of consideration received for such additional shares of common stock shall not include the value of any additional securities or other rights received in connection with such issuance or distribution of additional shares of common stock.

The July 2009 Warrants are subject to customary pro rata anti-dilution provisions for stock splits or recapitalizations. The exercise price and the number of shares of common stock are subject to adjustment in the event of stock splits, stock dividends on our common stock, stock combinations or similar events affecting our common stock. In addition, in the event we consummate any merger, consolidation, sale or other reorganization event in which our common stock is converted into or exchanged for securities, cash or other property or we consummate a sale of substantially all of our assets, then following that event, the holders of outstanding July 2009 Warrants may be entitled to receive upon exercise of the July 2009 Warrants securities which the holders would have received if they had exercised their July 2009 Warrants prior to such reorganization event or the repurchase of the July 2009 Warrant by the Company for cash.
Total Potential Selling Stockholder Profit from Other Securities

The following table summarizes the total potential profit the selling stockholders could realize as a result of any conversion/exercise discounts for shares of common stock underlying convertible securities, other than the July 2009 Notes, July 2009 Warrants and September 2009 Notes registered for resale on this registration statement, currently held by the selling stockholders.

Selling Stockholder	Security	Shares of Common Stock Underlying Security (1)	Closing Price of Common Stock on Date of Sale		Market Price of Total Number of Shares Underlying Security on Date of Sale(2)	Conversion/Exercise Price of Total Number of Shares Underlying Security		Total Potential Profit the Selling Stockholders Could Realize As a Result of the Conversion /Exercise Discount for the Security (3)
667, L.P.	June 2008 Notes	98,350	$10.00	(4)	$983,500.00	$9,835.00	(5) (6)	$973,665.00

667, L.P. #2	June 2008 Notes	78,524	$10.00	(4)	$785,240.00	$7,852.40	(5) (6)	$777,387.60

Baker Brothers Life Sciences, L.P.	June 2008 Notes	731,017	$10.00	(4)	$7,310,170.00	$73,101.70	(5) (6)	$7,237,068.30

14159, L.P.	June 2008 Notes	22,267	$10.00	(4)	$222,670.00	$2,226.70	(5) (6)	$220,443.30

Boxer Capital LLC	June 2008 Notes	383,976	$10.00	(4)	$3,839,760.00	$38,397.60	(5) (6)	$3,801,362.40

Rockmore Investment Master Fund Ltd.	June 2008 Notes	8,390	$10.00	(4)	$83,900.00	$839.00	(5) (6)	$83,061.00

Selling Stockholder	Security	Shares of Common Stock Underlying Security (1)		Closing Price of Common Stock on Date of Sale		Market Price of Total Number of Shares Underlying Security on Date of Sale(2)	Conversion/Exercise Price of Total Number of Shares Underlying Security		Total Potential Profit the Selling Stockholders Could Realize As a Result of the Conversion /Exercise Discount for the Security (3)
Tang Capital Partners, LP	June 2008 Notes	829,376		$10.00	(4)	$8,293,760.00	$82,937.60	(5) (6)	$8,210,822.40

Rodman & Renshaw, LLC	June 2008 Warrants	800,000		$10.00	(4)	$8,000,000.00	$800,000.00	(7)	$7,200,000.00

Tang Capital Partners, LP	April 2009 Notes	65,946,184	(8)	$1.16	(9)	$76,497,573.44	$6,594,618.40	(5)	$69,902,955.04

Baker Brothers Life Sciences, L.P.	April 2009 Notes	30,795,100	(8)	$1.16	(9)	$35,722,316.00	$3,079,510.00	(5)	$32,642,806.00

667, L.P.	April 2009 Notes	5,926,875	(8)	$1.16	(9)	$6,875,175.00	$592,687.50	(5)	$6,282,487.50

667, L.P. #2	April 2009 Notes	4,843,000	(8)	$1.16	(9)	$5,617,880.00	$484,300.00	(5)	$5,133,580.00

14159, L.P.	April 2009 Notes	1,469,125	(8)	$1.16	(9)	$1,704,185.00	$146,912.50	(5)	$1,557,272.50

BAM Opportunity Fund, L.P.	April 2009 Notes	11,876,350	(8)	$1.16	(9)	$13,776,566.00	$1,187,635.00	(5)	$12,588,931.00

Boxer Capital LLC	April 2009 Notes	19,319,437	(8)	$1.16	(9)	$22,410,546.92	$1,931,943.70	(5)	$20,478,603.22

Cat Trail Private Equity Fund, LLC	April 2009 Notes	24,562,500	(8)	$1.16	(9)	$28,492,500.00	$2,456,250.00	(5)	$26,036,250.00

Arcus Ventures Fund	April 2009 Notes	10,593,750	(8)	$1.16	(9)	$12,288,750.00	$1,059,375.00	(5)	$11,229,375.00

Cranshire Capital LP	April 2009 Notes	600,000	(8)	$1.16	(9)	$696,000.00	$60,000.00	(5)	$636,000.00

Selling Stockholder	Security	Shares of Common Stock Underlying Security (1)		Closing Price of Common Stock on Date of Sale		Market Price of Total Number of Shares Underlying Security on Date of Sale(2)	Conversion/Exercise Price of Total Number of Shares Underlying Security		Total Potential Profit the Selling Stockholders Could Realize As a Result of the Conversion /Exercise Discount for the Security (3)
Rockmore Investment Master Fund Ltd.	April 2009 Notes	792,560	(8)	$1.16	(9)	$919,369.60	$79,256.00	(5)	$840,113.60

RRC BioFund, LP	April 2009 Notes	300,000	(8)	$1.16	(9)	$348,000.00	$30,000.00	(5)	$318,000.00

Rodman & Renshaw, LLC	April 2009 Notes	1,005,500	(8)	$1.16	(9)	$1,166,380.00	$100,550.00	(5)	$1,065,830.00

Tang Capital Partners, LP	April 2009 Warrants	9,250,000	(10)	$1.16	(9)	$10,730,000.00	$4,625,000.00	(11)	$6,105,000.00

667, L.P.	April 2009 Warrants	950,000	(10)	$1.16	(9)	$1,102,000.00	$475,000.00	(11)	$627,000.00

667, L.P. #2	April 2009 Warrants	775,000	(10)	$1.16	(9)	$899,000.00	$387,500.00	(11)	$511,500.00

Baker Brothers Life Sciences, L.P.	April 2009 Warrants	7,290,000	(10)	$1.16	(9)	$8,456,400.00	$3,645,000.00	(11)	$4,811,400.00

14159, L.P.	April 2009 Warrants	235,000	(10)	$1.16	(9)	$272,600.00	$117,500.00	(11)	$155,100.00

BAM Opportunity Fund, L.P.	April 2009 Warrants	4,000,000	(10)	$1.16	(9)	$4,640,000.00	$2,000,000.00	(11)	$2,640,000.00

Boxer Capital LLC	April 2009 Warrants	2,625,000	(10)	$1.16	(9)	$3,045,000.00	$1,312,500.00	(11)	$1,732,500.00

Cat Trail Private Equity Fund, LLC	April 2009 Warrants	2,250,000	(10)	$1.16	(9)	$2,610,000.00	$1,125,000.00	(11)	$1,485,000.00

Arcus Ventures Fund	April 2009 Warrants	562,500	(10)	$1.16	(9)	$652,500.00	$281,250.00	(11)	$371,250.00

Selling Stockholder	Security	Shares of Common Stock Underlying Security (1)		Closing Price of Common Stock on Date of Sale		Market Price of Total Number of Shares Underlying Security on Date of Sale(2)	Conversion/Exercise Price of Total Number of Shares Underlying Security		Total Potential Profit the Selling Stockholders Could Realize As a Result of the Conversion /Exercise Discount for the Security (3)
Cranshire Capital LP	April 2009 Warrants	300,000	(10)	$1.16	(9)	$348,000.00	$150,000.00	(11)	$198,000.00

Rockmore Investment Master Fund Ltd.	April 2009 Warrants	150,000	(10)	$1.16	(9)	$174,000.00	$75,000.00	(11)	$99,000.00

RRC BioFund, LP	April 2009 Warrants	150,000	(10)	$1.16	(9)	$174,000.00	$75,000.00	(11)	$99,000.00

Rodman & Renshaw, LLC	April 2009 Warrants	2,991,000	(10)	$1.16	(9)	$3,469,560.00	$1,495,500.00	(11)	$1,974,060.00

667, L.P.	July 2009 Notes	52,340		$0.38	(12)	$19,889.20	$5,234.00	(5)	$14,655.20

Tang Capital Partners, LP	July 2009 Notes	2,856,691		$0.38	(12)	$1,085,542.58	$285,669.10	(5)	$799,873.48

Tang Capital Partners, LP	July 2009 Warrants	1,660,000		$0.38	(12)	$630,800.00	$1,660,000.00	(7)	$0

667, L.P.	July 2009 Warrants	170,000		$0.38	(12)	$64,600.00	$170,000.00	(7)	$0

667, L.P. #2	July 2009 Warrants	140,000		$0.38	(12)	$53,200.00	$140,000.00	(7)	$0

Baker Brothers Life Sciences, L.P.	July 2009 Warrants	1,307,500		$0.38	(12)	$496,850.00	$1,307,500.00	(7)	$0

14159, L.P.	July 2009 Warrants	42,500		$0.38	(12)	$16,150.00	$42,500.00	(7)	$0

BAM Opportunity Fund, L.P.	July 2009 Warrants	717,500		$0.38	(12)	$272,650.00	$717,500.00	(7)	$0

Rodman & Renshaw, LLC	July 2009 Warrants	1,800,000		$0.38	(12)	$684,000.00	$1,800,000.00	(7)	$0

Selling Stockholder	Security	Shares of Common Stock Underlying Security (1)	Closing Price of Common Stock on Date of Sale		Market Price of Total Number of Shares Underlying Security on Date of Sale(2)	Conversion/Exercise Price of Total Number of Shares Underlying Security		Total Potential Profit the Selling Stockholders Could Realize As a Result of the Conversion /Exercise Discount for the Security (3)
Tang Capital Partners, LP	July 2009 Notes	15,409,249	$0.40	(13)	$6,163,699.60	$1,540,924.90	(5)	$4,622,774.70

667, L.P.	July 2009 Notes	1,256,866	$0.40	(13)	$502,746.40	$125,686.60	(5)	$377,059.80

667, L.P. #2	July 2009 Notes	1,024,348	$0.40	(13)	$409,739.20	$102,434.80	(5)	$307,304.40

Baker Brothers Life Sciences, L.P.	July 2009 Notes	8,698,397	$0.40	(13)	$3,479,358.80	$869,839.70	(5)	$2,609,519.10

14159, L.P.	July 2009 Notes	309,708	$0.40	(13)	$123,883.20	$30,970.80	(5)	$92,912.40

Cat Trail Private Equity Fund, LLC	July 2009 Notes	9,166,432	$0.40	(13)	$3,666,572.80	$916,643.20	(5)	$2,749,929.60

Boxer Capital LLC	July 2009 Notes	4,698,685	$0.40	(13)	$1,879,474.00	$469,868.50	(5)	$1,409,605.50

MVA Investors LLC, II	July 2009 Notes	1,114,489	$0.40	(13)	$445,795.60	$111,448.90	(5)	$334,346.70

Arcus Ventures Fund	July 2009 Notes	4,583,216	$0.40	(13)	$1,833,286.40	$458,321.60	(5)	$1,374,964.80

Rodman & Renshaw, LLC	July 2009 Notes	415,545	$0.40	(13)	$166,218.00	$41,554.50	(5)	$124,663.50

Rockmore Investment Master Fund Ltd.	July 2009 Notes	113,419	$0.40	(13)	$45,367.60	$11,341.90	(5)	$34,025.70

Selling Stockholder	Security	Shares of Common Stock Underlying Security (1)	Closing Price of Common Stock on Date of Sale		Market Price of Total Number of Shares Underlying Security on Date of Sale(2)	Conversion/Exercise Price of Total Number of Shares Underlying Security		Total Potential Profit the Selling Stockholders Could Realize As a Result of the Conversion /Exercise Discount for the Security (3)
Tang Capital Partners, LP	July 2009 Warrants	4,171,576	$0.40	(13)	$1,668,630.40	$4,171,576.00	(7)	$0

667, L.P.	July 2009 Warrants	314,217	$0.40	(13)	$125,686.80	$314,217.00	(7)	$0

667, L.P. #2	July 2009 Warrants	256,087	$0.40	(13)	$102,434.80	$256,087.00	(7)	$0

Baker Brothers Life Sciences, L.P.	July 2009 Warrants	2,407,747	$0.40	(13)	$963,098.80	$2,407,747.00	(7)	$0

14159, L.P.	July 2009 Warrants	77,427	$0.40	(13)	$30,970.80	$77,427.00	(7)	$0

Cat Trail Private Equity Fund, LLC	July 2009 Warrants	2,291,608	$0.40	(13)	$916,643.20	$2,291,608.00	(7)	$0

Boxer Capital LLC	July 2009 Warrants	1,174,671	$0.40	(13)	$469,868.40	$1,174,671.00	(7)	$0

MVA Investors LLC, II	July 2009 Warrants	278,622	$0.40	(13)	$111,448.80	$278,622.00	(7)	$0

Arcus Ventures Fund	July 2009 Warrants	1,145,804	$0.40	(13)	$458,321.60	$1,145,804.00	(7)	$0

Rodman & Renshaw, LLC	July 2009 Warrants	103,886	$0.40	(13)	$41,554.40	$103,886.00	(7)	$0

Rockmore Investment Master Fund Ltd.	July 2009 Warrants	28,355	$0.40	(13)	$11,342.00	$28,355.00	(7)	$0

Tang Capital Partners, LP	September 2009 Notes	6,336,147	$0.40	(13)	$2,534,458.80	$633,614.70	(5)	$1,900,844.10

Selling Stockholder	Security	Shares of Common Stock Underlying Security (1)	Closing Price of Common Stock on Date of Sale		Market Price of Total Number of Shares Underlying Security on Date of Sale(2)	Conversion/Exercise Price of Total Number of Shares Underlying Security		Total Potential Profit the Selling Stockholders Could Realize As a Result of the Conversion /Exercise Discount for the Security (3)
667, L.P.	September 2009 Notes	782,796	$0.40	(13)	$313,118.40	$78,279.60	(5)	$234,838.80

667, L.P. #2	September 2009 Notes	637,984	$0.40	(13)	$255,193.60	$63,798.40	(5)	$191,395.20

Baker Brothers Life Sciences, L.P.	September 2009 Notes	5,998,361	$0.40	(13)	$2,399,344.40	$599,836.10	(5)	$1,799,508.30

14159, L.P.	September 2009 Notes	192,890	$0.40	(13)	$77,156.00	$19,289.00	(5)	$57,867.00

BAM Opportunity Fund, L.P.	September 2009 Notes	4,795,000	$0.40	(13)	$1,918,000.00	$479,500.00	(5)	$1,438,500.00

Boxer Capital LLC	September 2009 Notes	1,203,715	$0.40	(13)	$481,486.00	$120,371.50	(5)	$361,114.50

Cranshire Capital LP	September 2009 Notes	350,000	$0.40	(13)	$140,000.00	$35,000.00	(5)	$105,000.00

Rockmore Investment Master Fund Ltd.	September 2009 Notes	142,431	$0.40	(13)	$56,972.40	$14,243.10	(5)	$42,729.30

RRC BioFund, LP	September 2009 Notes	175,000	$0.40	(13)	$70,000.00	$17,500.00	(5)	$52,500.00

Rodman & Renshaw, LLC	September 2009 Notes	56,255	$0.40	(13)	$22,502.00	$5,625.50	(5)	$16,876.50

MVA Investors LLC, II	September 2009 Notes	329,412	$0.40	(13)	$131,764.80	$32,941.20	(5)	$98,823.60

Tang Capital Partners, LP	September 2009 Warrants	1,584,037	$0.40	(13)	$633,614.80	$1,584,037.00	(7)	$0

Selling Stockholder	Security	Shares of Common Stock Underlying Security (1)	Closing Price of Common Stock on Date of Sale		Market Price of Total Number of Shares Underlying Security on Date of Sale(2)	Conversion/Exercise Price of Total Number of Shares Underlying Security		Total Potential Profit the Selling Stockholders Could Realize As a Result of the Conversion /Exercise Discount for the Security (3)
667, L.P.	September 2009 Warrants	195,700	$0.40	(13)	$78,280.00	$195,700.00	(7)	$0

667, L.P. #2	September 2009 Warrants	159,496	$0.40	(13)	$63,798.40	$159,496.00	(7)	$0

Baker Brothers Life Sciences, L.P.	September 2009 Warrants	1,499,590	$0.40	(13)	$599,836.00	$1,499,590.00	(7)	$0

14159, L.P.	September 2009 Warrants	48,223	$0.40	(13)	$19,289.20	$48,223.00	(7)	$0

BAM Opportunity Fund, L.P.	September 2009 Warrants	1,198,750	$0.40	(13)	$479,500.00	$1,198,750.00	(7)	$0

Boxer Capital LLC	September 2009 Warrants	300,929	$0.40	(13)	$120,371.60	$300,929.00	(7)	$0

Cranshire Capital LP	September 2009 Warrants	87,500	$0.40	(13)	$35,000.00	$87,500.00	(7)	$0

Rockmore Investment Master Fund Ltd.	September 2009 Warrants	35,608	$0.40	(13)	$14,243.20	$35,608.00	(7)	$0

RRC BioFund, LP	September 2009 Warrants	3,750	$0.40	(13)	$17,500.00	$43,750.00	(7)	$0

Rodman & Renshaw, LLC	September 2009 Warrants	1,814,064	$0.40	(13)	$725,625.60	$1,814,064.00	(7)	$0

Selling Stockholder	Security	Shares of Common Stock Underlying Security (1)	Closing Price of Common Stock on Date of Sale		Market Price of Total Number of Shares Underlying Security on Date of Sale(2)	Conversion/Exercise Price of Total Number of Shares Underlying Security		Total Potential Profit the Selling Stockholders Could Realize As a Result of the Conversion /Exercise Discount for the Security (3)
MVA Investors LLC, II	September 2009 Warrants	82,353	$0.40	(13)	$32,941.20	$82,353.00	(7)	$0

Total								$259,484,365.84

(1)           Assumes the full conversion/exercise of the convertible notes and warrants set forth in this table. This total does not reflect the beneficial ownership limitations pursuant to the terms of the overlying securities.

(2)           Calculated by multiplying column #3 by column #4.

(3)           Calculated by subtracting column #6 from column #5, to the extent the result is in excess of $0. Please note that actual profits to the selling stockholders will vary because some of the overlying securities represented in this table have already been sold, and actual profits to the selling stockholders for all securities currently held will depend upon the market price of our common stock at the time of sale by the selling stockholders, which could be more or less than the closing price on the date the overlying securities were sold to the selling stockholders.

(4)           Represents the closing price of the Company’s common stock on June 9, 2008.

(5)           Calculated by multiplying column #3 by the conversion price of $0.10 per share.

(6)           The conversion price upon issuance of the June 2008 Notes was originally $0.50 per share but was subsequently adjusted to $0.10 per share as per the terms of the June 2008 Notes.

(7)           Calculated by multiplying column #3 by the exercise price of $1.00 per share.

(8)           Includes the options/rights to purchase additional April 2009 Notes pursuant to the securities purchase agreement and the amendment agreement, both dated April 2, 2009.

(9)           Represents the closing price of the Company’s common stock on April 2, 2009.

(10)         Includes additional April 2009 Warrants that may be issued in connection with the options/rights described in footnote (8).

(11)         Calculated by multiplying column #3 by the exercise price of $0.50 per share.

(12)         Represents the closing price of the Company’s common stock on July 7, 2009.

(13)         Represents the closing price of the Company’s common stock on September 4, 2009.

Comparison of Issuer Proceeds to Potential Selling Stockholder Profit

The following table provides a comparison of the net proceeds received by the Company in connection with the sale of the July 2009 Notes, July 2009 Warrants and September 2009 Notes registered for resale on this registration statement, to the potential profit that may be realized by the selling stockholders upon the sale of all convertible securities held by such selling stockholders.

Selling Stockholder	Total Gross Proceeds Payable to Company (1)	Total Maximum Payments by Company (2)	Net Proceeds to Company (3)
Combined Total Potential Profit to be
Realized by the Selling Stockholders as
Upon the Sale of the July 2009 Notes,
July 2009 Warrants and September
2009 Notes Registered For Resale on this
Registration Statement and Any Other
Convertible Securities Held by the
Selling Stockholders (4) (5)

Tang Capital Partners, LP	$506,036.40	$91,086.55	$414,949.85	$93,022,545.83

Boxer Capital LLC	$188,000.00	$33,840.00	$154,160.00	$28,328,385.62

Cat Trail Private Equity Fund, LLC	$162,000.00	$29,160.00	$132,840.00	$30,740,979.60

Arcus Ventures Fund	$81,000.00	$14,580.00	$66,420.00	$13,210,489.80

Cranshire Capital LP	$22,000.00	$3,960.00	$18,040.00	$1,002,800.00

Rockmore Investment Master Fund Ltd.	$11,000.00	$1,980.00	$9,020.00	$1,130,829.60

RRC BioFund, LP	$11,000.00	$1,980.00	$9,020.00	$501,400.00

Rodman & Renshaw, LLC	$11,000.00	$129,432.88	$0.00	$10,413,330.00

667, L.P.	$31,383.00	$5,648.94	$25,734.06	$8,620,222.40

667, L.P. #2	$38,109.00	$6,859.62	$31,249.38	$7,012,237.90

Baker Brothers Life Sciences, L.P.	$386,358.70	$69,544.57	$316,814.13	$50,230,067.84

14159, L.P.	$9,527.00	$1,714.86	$7,812.14	$2,111,223.50

BAM Opportunity Fund, LP	$153,250.00	$24,520.00	$128,730.00	$17,127,181.00

MVA Investors LLC, II	$0.00	$0.00	$0.00	$433,170.30

Total			$1,314,789.56	$264,192,713.19

(1)           Total gross proceeds payable to us.  If the selling stockholders exercise the July 2009 Warrants on a cash basis, then the additional gross proceeds payable to us will be $1,215,000.  Information regarding the gross proceeds payable to us by each selling stockholder is set forth in the footnotes of the table provided in “Payments to the Selling Stockholders and Affiliates” above.

(2)           Information regarding the maximum payments by us to each selling stockholder and its affiliates are set forth in the footnotes of the table provided in “Payments to the Selling Stockholders and Affiliates” above.

(3)           Total net proceeds to us calculated by subtracting column #3 from column #2, to the extent the result is in excess of $0.  Please note that this amount is the minimum total net proceeds to the Company in connection with the sale of the July 2009 Notes, July 2009 Warrants and September 2009 Notes; the actual net proceeds to the Company will depend upon the actual conversion/exercise of the overlying securities as well as the amount of any liquidated damages payable by the Company to the selling stockholders.  If the selling stockholders exercise the July 2009 Warrants on a cash basis, then the total net proceeds payable to us will be $2,529,789.56.  The expenses set forth in column #3 above will not change in the event of the cash exercise of the July 2009 Warrants.

(4)           Calculated by adding the potential profits to be realized by the selling stockholders upon the sale of the July 2009 Notes, July 2009 Warrants and September 2009 Notes registered for resale on this registration statement to the potential profits to be realized by the selling stockholders upon the sale of all other convertible securities held by such selling stockholders, including the June 2008 Notes, June 2008 Warrants, April 2009 Notes, April 2009 Warrants, additional July 2009 Notes, additional July 2009 Warrants, additional September 2009 Notes and September 2009 Warrants, the sale of all such overlying securities resulted in gross proceeds to the Company of approximately $39,000,000, in the aggregate.  Please note that actual profits to the selling stockholders will depend upon the market price of our common stock at the time of sale by the selling stockholders, which could be more or less than the closing price on the date the overlying securities were sold to the selling stockholders, especially since the overlying securities were not registered at the time of sale, and therefore, were restricted securities.  For example, using the closing price of our common stock on December 16, 2009, of $0.08 per share, the selling stockholders would not recognize any combined potential profit upon the sale of the July 2009 Notes, July 2009 Warrants and September 2009 Notes registered for resale on this registration statement and any other convertible securities held by the selling stockholders.

(5)           The combined total potential profit for each selling stockholder is set forth above under “Potential Profits on Conversion” and “Total Potential Selling Stockholder Profit from Other Securities”.

Based on the information provided in the foregoing table, the total amount of possible payments by the Company in connection with the sale of the July 2009 Notes, July 2009 Warrants and September 2009 Notes registered for resale on this registration statement and the total potential profit to be realized by the selling stockholders upon the sale of the July 2009 Notes, July 2009 Warrants and September 2009 Notes registered for resale on this registration statement is equal to approximately 202% of the net proceeds to the Company in connection with the sale of the July 2009 Notes, July 2009 Warrants (assuming exercise on a cash basis) and September 2009 Notes registered for resale on this registration statement, or approximately 101% each year averaged over the two-year term of the July 2009 Notes, July 2009 Warrants and September 2009 Notes.

Please note that the foregoing table compares the net proceeds from the Company from the sale of the July 2009 Notes, July 2009 Warrants and September 2009 Notes registered for resale on this registration statement to the total potential profit that may be realized by the selling stockholders upon the sale of all convertible securities held by such selling stockholders.  The Company has net proceeds of $1,314,789.56 (assuming the cashless exercise of all of the July 2009 Warrants) or $2,529,789.56 (assuming the exercise of the July 2009 Warrants on a cash basis) in connection with the sale of the July 2009 Notes, July 2009 Warrants and September 2009 Notes registered for resale on this registration statement compared to a total potential profit by the selling stockholders upon the sale of the July 2009 Notes, July 2009 Warrants and September 2009 Notes registered for resale on this registration statement of $4,708,347.35 (comparing the closing price of our common stock on the date the overlying securities were sold to the selling stockholders to the conversion/exercise price of the overlying securities).  Actual profits to the selling stockholders will depend upon the market price of our common stock at the time of sale by the selling stockholders, which could be more or less than the closing price on the date the overlying securities were sold to the selling stockholders.

Prior Transactions between the Company and the Selling Stockholders

The following table summarizes all prior securities transactions between the Company and the selling stockholders.

Selling Stockholder	Date of the Transaction	Total Number of Shares Outstanding Prior to the Transaction	Total Number of Shares held by Non- Affiliates (1) of the Company Prior to the Transaction	Total Number of Shares Issued or Issuable to the Selling Stockholders in the Transaction (2)		Shares as a Percentage of Non- Affiliates (1)	Market Price Per Share Immediately Prior to the Transaction	Current Market Price Per Share (3)
Tang Capital Partners, LP	June 9, 2008	734,811	732,262	27,500,000	(4)	2.66%	$10.00	$0.08
Boxer Capital LLC	June 9, 2008	734,811	732,262	17,500,000		4.18%	$10.00	$0.08
Cat Trail Private Equity Fund, LLC	June 9, 2008	734,811	732,262	15,000,000		4.88%	$10.00	$0.08
Arcus Ventures Fund	June 9, 2008	734,811	732,262	7,500,000		9.76%	$10.00	$0.08
Cranshire Capital LP	June 9, 2008	734,811	732,262	2,500,000		29.29%	$10.00	$0.08
Rockmore Investment Master Fund Ltd.	June 9, 2008	734,811	732,262	1,000,000		73.23%	$10.00	$0.08
RRC BioFund, LP	June 9, 2008	734,811	732,262	1,000,000		73.23%	$10.00	$0.08
Rodman & Renshaw, LLC	June 9, 2008	734,811	732,262	1,000,000	(5)	73.23%	$10.00	$0.08
667, L.P.	June 9, 2008	734,811	732,262	2,050,000		35.72%	$10.00	$0.08
667, L.P. #2	June 9, 2008	734,811	732,262	1,680,000		43.59%	$10.00	$0.08
Baker Brothers Life Sciences, L.P.	June 9, 2008	734,811	732,262	15,760,000		4.65%	$10.00	$0.08
14159, L.P.	June 9, 2008	734,811	732,262	510,000		143.58%	$10.00	$0.08
Total		734,811	732,262	93,800,000	(6)	0.78%	$10.00	$0.08
								$0.08
Tang Capital Partners, LP	April 2, 2009	20,282,825	20,268,780	23,125,000	(7)	87.65%	$1.15	$0.08
Baker Brothers Life Sciences, L.P.	April 2, 2009	20,282,825	20,268,780	18,225,000	(8)	111.21%	$1.15	$0.08
667, L.P.	April 2, 2009	20,282,825	20,268,780	2,375,000	(9)	853.42%	$1.15	$0.08
667, L.P. #2	April 2, 2009	20,282,825	20,268,780	1,937,500	(10)	1046.13%	$1.15	$0.08
14159, L.P.	April 2, 2009	20,282,825	20,268,780	587,500	(11)	3450.00%	$1.15	$0.08
BAM Opportunity Fund, L.P.	April 2, 2009	20,282,825	20,268,780	10,000,000	(12)	202.69%	$1.15	$0.08
Boxer Capital LLC	April 2, 2009	20,282,825	20,268,780	6,562,500	(13)	308.86%	$1.15	$0.08
Cat Trail Private Equity Fund, LLC	April 2, 2009	20,282,825	20,268,780	5,625,000	(14)	360.33%	$1.15	$0.08
Arcus Ventures Fund	April 2, 2009	20,282,825	20,268,780	2,812,500	(15)	720.67%	$1.15	$0.08
Cranshire Capital LP	April 2, 2009	20,282,825	20,268,780	750,000	(16)	2702.50%	$1.15	$0.08
Rockmore Master Investment Fund Ltd.	April 2, 2009	20,282,825	20,268,780	375,000	(17)	5405.01%	$1.15	$0.08
RRC BioFund, LP	April 2, 2009	20,282,825	20,268,780	375,000	(18)	5405.01%	$1.15	$0.08
Rodman & Renshaw, LLC	April 2, 2009	20,282,825	20,268,780	375,000	(19)	5405.01%	$1.15	$0.08
Total		20,282,825	20,268,780	73,125,000	(20)	27.72%	$1.15	$0.08

(1)           This calculation excludes any shares held by the selling stockholders in the denominator.

(2)           The total does not reflect the beneficial ownership limitations pursuant to the terms of the June 2008 Notes and June 2008 Warrants.  Please note that not all of the selling stockholders participated in the June 2008 financing, but the number of shares presented has been limited to the participation of selling stockholders in that transaction.  Specifically, MVA Investors II, LLC and BAM Opportunity Fund, L.P. did not participate in the June 2008 financing.  This total does not reflect the beneficial ownership limitations pursuant to the terms of the April 2009 Notes and April 2009 Warrants.  Please note that not all of the selling stockholders participated in the April 2009 financing, but the number of shares presented has been limited to the participation of selling stockholders in that transaction.  Specifically, MVA Investors II, LLC did not participate in the April 2009 financing.

(3)           Market price per share of our common stock on December 16, 2009.

(4)           Includes 500,000 shares to the Trustees of the Tang Family Trust and 50,000 shares to Noa Young Tang, both affiliates of Tang Capital Partners, LP.

(5)           Includes a June 2008 Warrant issued to Rodman & Renshaw, LLC in connection with its services as placement agent to purchase 800,000 shares of common stock that are exercisable until December 10, 2013.

(6)           Consists of June 2008 Notes convertible into 93,000,000 shares of common stock allocated to the selling stockholders.

(7)           Includes an April 2009 Warrant convertible into 4,625,000 shares of common stock.

(8)           Includes an April 2009 Warrant convertible into 3,645,000 shares of common stock.

(9)           Includes an April 2009 Warrant convertible into 475,000 shares of common stock.

(10)         Includes an April 2009 Warrant convertible into 387,500 shares of common stock.

(11)           Includes an April 2009 Warrant convertible into 117,500 shares of common stock.

(12)           Includes an April 2009 Warrant convertible into 2,000,000 shares of common stock.

(13)           Includes an April 2009 Warrant convertible into 1,312,500 shares of common stock.

(14)           Includes an April 2009 Warrant convertible into 1,125,000 shares of common stock.

(15)           Includes an April 2009 Warrant convertible into 562,500 shares of common stock.

(16)           Includes an April 2009 Warrant convertible into 150,000 shares of common stock.

(17)           Includes an April 2009 Warrant convertible into 75,000 shares of common stock.

(18)           Includes an April 2009 Warrant convertible into 75,000 shares of common stock.

(19)           Includes an April 2009 Warrant convertible into 75,000 shares of common stock.

(20)           Consists of April 2009 Notes convertible into 58,500,000 shares of common stock and April 2009 Warrants to purchase 14,625,000 shares of common stock that are exercisable for a three-year period commencing upon the six month anniversary of the issuance date.  Excludes the options to purchase additional April 2009 Notes pursuant to the securities purchase agreement dated April 2, 2009.

Comparison of Registered Shares to Outstanding Shares

The following table illustrates the number of shares of the Company’s common stock registered for resale by the selling stockholders in this registration statement and in prior registration statements.

Total Number of Shares Outstanding Prior to the July 2009 Financing held by Non- Affiliates	Number of Shares Registered for Resale by the Selling Stockholders in Prior Registration Statements	Number of Shares Registered for Resale by the Selling Stockholders that Continue to be Held by the Selling Stockholder	Number of Shares that have been Sold in Registered Resale Transactions by the Selling Stockholders	Number of Shares Registered for Resale in this Registration Statement
94,568,797	0	0	0	54,713,330

DESCRIPTION OF BUSINESS

Overview

We are a biopharmaceutical company engaged in pharmaceutical (drug) research and development. We are dedicated to the identification, development and commercialization of novel drugs for the treatment of cancer and related diseases. Our research portfolio consists of two major programs: “DNA/RNA Medicines” (which includes our lead oncology drug, Genasense®); and “Small Molecules” (which includes our marketed product, Ganite®, and the investigational compounds tesetaxel and G4544).

The DNA/RNA Medicines program includes drugs that are based on using modifications of either DNA or RNA as drugs that can be used to treat disease. These technologies include antisense, decoys, and small interfering or micro RNAs. Our lead drug from this program is an investigational antisense compound known as Genasense® (oblimersen sodium injection). Genasense® is designed to disrupt a specific mRNA, which then block the production of a protein known as Bcl-2. Current science suggests that Bcl-2 is a fundamental (although not sole) cause of the inherent resistance of cancer cells to anticancer treatments, such as chemotherapy, radiation, and monoclonal antibodies. While Genasense® has displayed some anticancer activity when used alone, we are developing the drug primarily as a means of amplifying the cytotoxic effects of other anticancer treatments.

Genasense®

Most recently, our principal goal has been to secure regulatory approval for the marketing of Genasense®. Genasense® has been studied in combination with a wide variety of anticancer drugs in a number of different cancer indications. We have reported results from randomized trials of Genasense® in a number of diseases. Under our own sponsorship or in collaboration with others, we are currently conducting additional clinical trials. We are especially interested in the development, regulatory approval, and commercialization of Genasense® in at least three diseases: melanoma; chronic lymphocytic leukemia (CLL); and non-Hodgkin’s lymphoma (NHL).

Genasense® has been submitted for regulatory approval in the U.S. on two occasions and to the European Union (EU) once. These applications proposed the use of Genasense® plus chemotherapy for patients with advanced melanoma (U.S. and EU) and relapsed or refractory chronic lymphocytic leukemia (CLL) (U.S.-only). None of these applications resulted in regulatory approval for marketing. Nonetheless, we believe that Genasense® can ultimately be approved and commercialized and we have undertaken a number of initiatives in this regard that are described below.

Melanoma

Our major current initiative is a randomized controlled trial that tests whether the addition of Genasense to standard chemotherapy can improve outcomes for patients with advanced melanoma. In August 2007 we initiated a new Phase 3 trial of Genasense® plus chemotherapy in advanced melanoma. This trial, known as AGENDA, is a randomized, double-blind, placebo-controlled study in which patients are randomly assigned to receive Genasense® plus dacarbazine or dacarbazine alone. The study uses LDH as a biomarker to identify patients who are most likely to respond to Genasense®, based on data obtained from our preceding trial in melanoma. The co-primary endpoints of AGENDA are progression-free survival (PFS) and overall survival.

The design of AGENDA was based on data obtained from a similarly designed Phase 3 trial that was published in 2006. Results from this antecedent study showed that treatment with Genasense® plus dacarbazine compared with dacarbazine alone was associated with a statistically significant increase in overall response, complete response, durable response, and progression-free survival (PFS). However, the primary endpoint of overall survival approached but did not quite reach statistical significance (P=0.077) in the entire “intent-to-treat” population. Our further analysis of this trial showed that there was a significant treatment interaction effect related to levels of a blood enzyme known as LDH. When this effect was analyzed by treatment arm, survival was shown to be significantly superior for patients with a non-elevated LDH who received Genasense® (P=0.018; n=508). Moreover, this benefit was particularly noteworthy for patients whose baseline LDH did not exceed 80% of the upper limit of normal for this lab value. LDH had also been previously described by others as the single most important prognostic factor in advanced melanoma. Thus, the AGENDA trial seeks to confirm the observations that were previously observed in the antecedent trial in a biomarker-defined patient population.

In March 2009, we completed accrual of 314 patients into AGENDA. In October 2009, we announced that AGENDA did not show a statistically significant benefit for its co-primary endpoint of progression-free survival.  Secondary endpoints of overall response rate and disease control rate (which includes complete and partial responses, plus stable disease greater than 3 months duration) also did not show a statistically significant benefit. According to the prespecified analysis plan, the statistical significance of durable response, (a secondary endpoint that measures the proportion of patients who achieved a complete or partial response that lasts greater than 6 months), is too early to evaluate. However, the observed differences in progression-free survival, overall response, disease control and durable response all numerically favored the group that received Genasense®.

Overall survival, the other co-primary endpoint in AGENDA, is too early to evaluate, as prospectively specified.  An analysis for futility, which was defined as greater than 50% conditional power to observe a statistically significant benefit of Genasense® (P < 0.05) under the prospectively specified hazard ratio of 0.69, was conducted for the co-primary endpoint of overall survival.  AGENDA passed this futility analysis, and an Independent Data Monitoring Committee has recommended that the trial continue to completion for the determination of the overall survival endpoint. The safety profile of Genasense® in AGENDA was consistent with prior studies. Pending adequacy of financial resources and other contingencies noted herein, Genta currently intends to continue the AGENDA trial in order to determine whether the addition of Genasense to dacarbazine is associated with a statistically significant increase in overall survival.  If that association is demonstrated, we currently expect that Genta would submit regulatory applications for the marketing approval of Genasense® on a worldwide basis.

We have been conducting other trials of Genasense ® in melanoma including a Phase 2 trial of Genasense® plus chemotherapy consisting of Abraxane® (paclitaxel protein-bound particles for injectable suspension) (albumin bound) plus temozolomide (Temodar®). We have expected to examine whether different dosing regimens would improve the dosing convenience. We are currently assessing whether to continue such trials.

CLL

As noted above, our NDA for the use of Genasense® plus chemotherapy in patients with relapsed or refractory CLL was not approved. We conducted a randomized Phase 3 trial in 241 patients with relapsed or refractory CLL who were treated with fludarabine and cyclophosphamide (Flu/Cy) with or without Genasense®. The trial achieved its primary endpoint: a statistically significant increase (17% vs. 7%; P=0.025) in the proportion of patients who achieved a complete response (CR), defined as a complete or nodular partial response. Patients who achieved this level of response also experienced disappearance of predefined disease symptoms. A key secondary endpoint, duration of CR, was also significantly longer for patients treated with Genasense® (median exceeding 36+ months in the Genasense® group, versus 22 months in the chemotherapy-only group).

Several secondary endpoints were not improved by the addition of Genasense®. The percentage of patients who experienced serious adverse events was increased in the Genasense® arm; however, the percentages of patients who discontinued treatment due to adverse events were equal in the treatment arms. The incidence of certain serious adverse reactions, including but not limited to nausea, fever and catheter-related complications, was increased in patients treated with Genasense®.

We received a “non-approvable” notice from the FDA in December 2006 for our NDA that proposed the use of Genasense® in combination with Flu/Cy for the treatment of patients with relapsed or refractory CLL who had previously received fludarabine. We appealed this decision with FDA’s Center for Drug Evaluation and Research (CDER) using the agency’s Formal Dispute Resolution process. In June 2008, we announced results from 5 years of follow-up on patients who had been accrued to our completed Phase 3 trial. These data showed that patients treated with Genasense® plus chemotherapy who achieved either a complete response (CR) or a partial response (PR) also achieved a statistically significant increase in survival with chemotherapy alone (median = 56 months vs. 38 months, respectively). After 5 years of follow-up, 22 of 49 (45%) responders in the Genasense® group were alive compared with 13 of 54 (24%) responders in the chemotherapy-only group (hazard ratio = 0.6; P = 0.038). Moreover, with 5 years of follow-up, 12 of 20 patients (60%) in the Genasense® group who achieved CR were alive, 5 of these patients remained in continuous CR without relapse, and 2 additional patients had relapsed but had not required additional therapy. By contrast, only 3 of 8 CR patients in the chemotherapy-only group were alive, all 3 had relapsed, and all 3 had required additional anti-leukemic treatment.

In March 2009, CDER decided that available data were still insufficient to support approval of Genasense® in CLL, and the Agency recommended conducting another clinical trial. We have made no decision whether to conduct this study or whether to pursue this application without further study for regulatory approval in other territories..

As with melanoma, we believe the clinical activity in CLL, as well as in non-Hodgkin’s lymphoma and other types of cancer, should be explored with additional clinical research. We are currently reassessing whether to proceed with such studies.

NHL

Several trials have shown definite evidence of clinical activity for Genasense® in patients with non-Hodgkin’s lymphoma (NHL). We would like to conduct additional clinical studies in patients with NHL to test whether Genasense® can be approved in this indication. Previously, we reported that randomized trials of Genasense® in patients with myeloma, acute myeloid leukemia, (AML), hormone-refractory prostate cancer (HRPC), small cell lung cancer and non small cell lung cancer were not sufficiently positive to warrant further investigation on the dose-schedules that were examined or with the chemotherapy that was employed in these trials. Data from these trials have been presented at various scientific meetings. However, we believe that alternate dosing schedules, in particular the use of brief high-dose IV infusions, provide an opportunity to re-examine the drug’s activity in some of these indications.

Tesetaxel

In March 2008, we obtained an exclusive worldwide license for tesetaxel from Daiichi Sankyo Company Ltd. Tesetaxel is a novel taxane compound that is taken by mouth. Tesetaxel has completed Phase 2 trials in a number of cancer types, and the drug has shown definite evidence of antitumor activity in gastric cancer and breast cancer. Tesetaxel also appears to be associated with a lower incidence of peripheral nerve damage, a common side effect of taxanes that limits the maximum amount of these drugs that can be given to patients. At the time we obtained the license, tesetaxel was on “clinical hold” by FDA due to the occurrence of several fatalities in the setting of severe neutropenia. In the second quarter of 2008, we filed a response to the FDA requesting a lift of the clinical hold, which was granted in June 2008. In January 2009, we announced initiation of a new clinical trial with tesetaxel to examine the clinical pharmacology of the drug over a narrow dosing range around the established Phase 2 dose. We expect accrual to the initial phase of this study to be complete in the Fourth Quarter 2009.

We have also submitted applications to FDA for designation of tesetaxel as an Orphan Drug for treatment of patients with advanced gastric cancer and for patients with advanced melanoma. Both of these designations were granted. Our current priorities for clinical testing of tesetaxel includes the evaluation of safety and efficacy in patients with advanced gastric cancer, advanced melanoma and prostate cancer. Other disease priorities for clinical research include cancers of the bladder and breast, among other disorders. Maintenance of the license from Daiichi Sankyo requires certain milestone payments. If such payments are not made, Daiichi Sankyo may elect to terminate the license.

Oral Gallium-Containing Compounds (G4544)

Our third pipeline product is G4544, which is a novel oral formulation of a gallium-containing compound that we developed in collaboration with Emisphere Technologies, Inc. We completed a single-dose Phase 1 study of an initial formulation of this new drug known as “G4544(a)”, the results of which were presented at a scientific meeting in the second quarter of 2008. We are currently contemplating a second study using a modified formulation, known as “G4544(b)”, in order to test whether this formulation will prove more clinically acceptable.

If we are able to identify a clinically and commercially acceptable formulation of G4544 or another oral gallium-containing compound, we currently intend to pursue a 505(b)(2) strategy to establish bioequivalence to our marketed product, Ganite®, for its initial regulatory approval of G4544. We believe a drug of this type may also be broadly useful for treatment of other diseases associated with accelerated bone loss, such as bone metastases, Paget’s disease and osteoporosis. In addition, new uses of gallium-containing compounds have been identified for treatment of certain infectious diseases. While we have no current plans to begin clinical development in the area of infectious disease, we intend to support research conducted by certain academic institutions by providing clinical supplies of our gallium-containing drugs.

Ganite®

We are currently marketing Ganite® in the U.S., which is an intravenous formulation of gallium, for treatment of cancer-related hypercalcemia that is resistant to hydration. We have announced our intention to seek a buyer for Ganite®, but we have not yet found an acceptable transaction.

Summary of Business and Research and Development Programs

Our goal is to establish Genta as a biopharmaceutical leader and preferred partner in the oncology market and eventually, as direct marketers of our products in the United States. Our key strategies in this regard are:

•	Build on our core competitive strength of oncology development expertise to establish a leadership position in providing biopharmaceutical products for the treatment of cancer.

•	Expand our pipeline of products in two therapeutic categories, DNA/RNA Medicines and Small Molecules, through internal development, licensing and acquisitions.

•	Establish our lead antisense compound, Genasense®, as the preferred chemosensitizing drug for use in combination with other cancer therapies in a variety of human cancer types; and

•	Establish a sales and marketing presence in the U.S. oncology market.

Research and Development Programs

DNA/RNA Medicines

A number of technologies have been developed using modifications of DNA or RNA. These agents have been used as scientific tools for laboratory use to identify gene function, as diagnostic probes to evaluate diseases, and — more recently — as potential drugs to treat human diseases. Collectively, these technologies include methods known as antisense, RNA interference, micro-RNA, decoys and gene therapy. Founded in 1988, Genta was one of the first companies established to exploit these new technologies for use as potential drugs and we remain broadly committed to research and development of these compounds with a specific focus on cancer medicine, commonly known as oncology. Our most advanced drugs in our DNA/RNA Medicines program involve the use of antisense technology.

Antisense Technology

Most cellular functions, including whether cells live or die, are carried out by proteins. The genetic code for a protein is contained in DNA, which is made up of bases known as nucleotides that are arranged in a specific sequence. The specificity of the sequence accounts for the production of a specific protein. In order for DNA to produce a protein, an intermediate step is required. In this step, DNA is transcribed into messenger RNA, or mRNA. The sequence of mRNA that encodes a protein is oriented in only one direction, which is known as the “sense” orientation.

Antisense drugs are short sequences of chemically modified DNA bases that are called oligonucleotides, or oligos. The oligos are engineered in a sequence that is exactly opposite (hence “anti”) to the “sense” coding orientation of mRNA. Because antisense drugs bind only short regions of the mRNA (rather than the whole message itself), they contain far fewer nucleotides than the whole gene. Moreover, since they are engineered to bind only to the matching sequence on a specific mRNA, antisense drugs have both high selectivity and specificity, which can be used to attack production of a single, disease-causing protein. Genasense® is an antisense oligo that is designed to block the production of Bcl-2.

We have devoted significant resources towards the development of antisense oligos that contain a phosphorothioate backbone, which is the nucleotide chain comprised of ribose and phosphate groups. However, we also have patents and technologies covering later generation technologies that involve mixed backbone structures, as well as sterically fixed chemical bonds, that may further enhance the molecule’s ability to bind to the intended target. Moreover, we have developed certain formulations that can be used to more efficiently increase the uptake of oligos into cells. Some of these advanced technologies may be incorporated into future products from our DNA/RNA Medicines program.

Genasense® as a Regulator of Apoptosis (“Programmed Cell Death”)

The programmed death of cells, also known as apoptosis, is necessary to accommodate the billions of new cells that are produced daily and also to eliminate aged or damaged cells. However, abnormal regulation of the apoptotic process can result in disease.

Cancer is commonly associated with the over- or under-production of many types of proteins. These proteins may be directly cancer-causing (i.e., “oncogenic”) or they may contribute to the malignant nature of cancer (for instance, by increasing the longevity of cancer cells or making them more likely to spread throughout the body). The ability to selectively halt the production of certain proteins may make the treatment of certain diseases more effective. Apoptosis is regulated by a large number of proteins, particularly members of the Bcl-2 protein family. In an effort to make existing cancer therapy more effective, we are developing Genasense® to target and block the production of Bcl-2, a protein that is central to the process of apoptosis.

Bcl-2 as an Inhibitor of Programmed Cell Death

Normally, when a cancer cell is exposed to treatment, such as with chemotherapy, radiation or immunotherapy, a “death signal” is sent to an organelle within the cell called the mitochondrion. The mitochondrion then releases a factor known as cytochrome C that activates a series of enzymes called caspases. These enzymes cause widespread fragmentation of cellular proteins and DNA, which ultimately causes cell death.

Bcl-2 is normally found in the mitochondrial membrane where it regulates the release of cytochrome C. High levels of Bcl-2 are associated with most types of human cancer, including major hematologic cancers such as lymphomas, myeloma, and leukemia, and solid tumors such as melanoma and cancers of the lung, colon, breast and prostate. In these diseases, Bcl-2 inhibits the release of cytochrome C that would ordinarily be triggered by cancer therapy. Thus, Bcl-2 appears to be a major contributor to both inherent and acquired resistance to cancer treatments. Overcoming resistance to chemotherapy poses a major challenge for cancer treatment.

In cancer cells, Bcl-2 inhibits the process of programmed cell death, thereby allowing cells to survive for much longer than normal cells. Genasense® has been developed as a chemosensitizing drug to block production of Bcl-2, thereby dramatically increasing the sensitivity of cancer cells to standard cancer treatment.

Genasense®

Genasense® has been designed to block the production of Bcl-2. Current science suggests that Bcl-2 is a fundamental — although not sole — cause of the inherent resistance of cancer cells to most types of existing anticancer treatments, such as chemotherapy, radiation or monoclonal antibodies. Blocking Bcl-2, therefore, may enable cancer treatments to be more effective. While Genasense® has displayed some anticancer activity when used by itself, we believe the drug can be optimally used as a means of amplifying the effectiveness of other cancer therapies, most of which function by triggering apoptosis, which, as noted, is relatively blocked in cancer cells due to over-production of Bcl-2.

Overview of Preclinical and Clinical studies of Genasense®

Preclinical Studies

A number of preclinical studies in cell lines and in animals have shown enhancement of tumor cell killing when Bcl-2 antisense was used in combination with standard cancer therapies, including anti-metabolites, alkylating agents, corticosteroids, other cytotoxic chemotherapy, radiation and monoclonal antibodies. Several studies have demonstrated enhanced antitumor activity and durable tumor regression in animals engrafted with human cancers that were treated with Bcl-2 antisense followed by antitumor agents that induce programmed cell death. These studies include human lymphoma, melanoma, breast cancer and prostate cancers, which were treated with Genasense® in combination with cyclophosphamide, dacarbazine, docetaxel and paclitaxel, respectively.

Clinical Studies

Genasense® has been in clinical trials since 1995. We currently have efficacy and safety data on over 2,500 patients in Phase 1, Phase 2 and Phase 3 clinical trials that have been conducted in the U.S., Europe, South America and Australia. These studies have included patients with a wide variety of tumor types, including advanced melanoma, several types of acute and chronic leukemia, NHL, multiple myeloma and cancers of the prostate, colon, lung, breast and other tumor types. Results of these clinical trials suggest that Genasense® can be administered to cancer patients with acceptable side-effects and that such treatment may reduce the level of Bcl-2 protein in cancer cells.

Based on work accomplished to date, we have focused on three indications for Genasense®: melanoma; CLL; and non-Hodgkin’s lymphoma. In addition, we have sought to develop treatment methods for Genasense® that do not involve the use of continuous IV infusions.

In 2007, we began a new Phase 1 trial of Genasense® administered as an IV infusion over 2 hours. This trial showed that the maximally tolerable dose was 900 mg, and we have now advanced that study into a trial at that dose administered twice per week. We have also continued to escalate the single dose of Genasense® up to a total of 1200 mg over 2 hours. The pharmacokinetic and pharmacodynamic data from these trials may be useful for determining whether the prior requirement for treatment by continuous IV infusion can ultimately be eliminated by these more convenient dosing regimens.

For additional background information on the drug application process and clinical trials, see “Government Regulation.”

Ganite®

Ganite® as a Treatment for Cancer-Related Hypercalcemia

In October 2003, we began marketing Ganite® for the treatment of cancer-related hypercalcemia. Ganite® is our first drug to receive marketing approval. The principal patent covering the use of Ganite® for its approved indication, including potential extensions under Hatch-Waxman provisions in the U.S., expired in April 2005.

Hypercalcemia is a life-threatening condition caused by excessive buildup of calcium in the bloodstream, which may occur in up to 20% of cancer patients. Gallium nitrate was originally studied by the NCI as a new type of cancer chemotherapy. More than 1,000 patients were treated in Phase 1 and Phase 2 trials, and the drug showed promising antitumor activity against NHL, bladder cancer and other diseases. In the course of these studies, gallium nitrate was also shown to strongly inhibit bone resorption. Gallium nitrate underwent additional clinical testing and was approved by the FDA in 1991 as a treatment for cancer-related hypercalcemia. Lower doses of Ganite® were also tested in patients with less severe bone loss, including bone metastases, a cancer that has spread to bone, Paget’s disease, an affliction of older patients that causes pain and disability, and osteoporosis.

Side effects of Ganite® include nausea, diarrhea and kidney damage. (A complete listing of Ganite®’s side effects is contained in the product’s Package Insert that has been reviewed and approved by the FDA.)

Other Pipeline Products and Technology Platforms

Oral Gallium-Containing Compounds

We have sought to develop novel formulations of gallium-containing compounds that can be taken orally and that will have extended patent protection. Such formulations might be useful for diseases in which long-term low-dose therapy is deemed desirable, such as bone metastases, Paget’s disease and osteoporosis. In March 2006, Genta and Emisphere Technologies, Inc. announced that the two companies had entered into an exclusive worldwide licensing agreement to develop an oral formulation of a gallium-containing compound. A number of candidate formulations have been developed in this collaboration. In August 2007, we announced submission of an Investigational New Drug Application, or IND, to the Endocrinologic and Metabolic Drugs Division of the FDA for a new drug known as G4544. G4544 is a new tablet formulation that enables oral absorption of the active ingredient contained in Ganite®. Results of the initial clinical trial were presented at a scientific meeting in the second quarter of 2008. In January 2009, we announced that two new patents related to our franchise in gallium-containing products have issued in the United States. Applications similar to these patents are pending worldwide, and several additional applications that address other compositions and uses have been filed in the U.S. and other territories. These patents and filings provide for claims of compositions and uses of gallium compounds that can be taken by mouth over extended periods for treatment of skeletal diseases as well as other indications.

Patents and Proprietary Technology

It is our policy to protect our technology by filing patent applications with respect to technologies important to our business development. To maintain our competitive position, we also rely upon trade secrets, unpatented know-how, continuing technological innovation, licensing opportunities and certain regulatory approvals (such as orphan drug designations).

We own or have licensed several patents and applications to numerous aspects of oligonucleotide technology, including novel compositions of matter, methods of large-scale synthesis, methods of controlling gene expression and methods of treating disease. Our patent portfolio includes approximately 65 granted patents and 66 pending applications in the U.S. and foreign countries. We endeavor to seek appropriate U.S. and foreign patent protection on our oligonucleotide technology.

We have licensed ten U.S. patents relating to the composition of Genasense® and its backbone chemistry that expire between 2008 and 2015. The U.S. composition patents for Genasense® may be eligible for extension under Waxman-Hatch provisions. Corresponding patent applications have been filed in three foreign countries. We also own five U.S. patent applications relating to methods of using Genasense® expected to expire in 2020 and 2026, with approximately 50 corresponding foreign patent applications and granted patents.

Included among our intellectual property rights are certain rights licensed from the NIH covering phosphorothioate oligonucleotides. We also acquired from the University of Pennsylvania exclusive rights to antisense oligonucleotides directed against the Bcl-2 mRNA, as well as methods of their use for the treatment of cancer. The claims of the University of Pennsylvania patents cover our proprietary antisense oligonucleotide molecules, which target the Bcl-2 mRNA, including Genasense® and methods employing them. Other related U.S. and corresponding foreign patent applications are still pending.

Tesetaxel, its potential uses, composition, and methods of manufacturing are covered under a variety of patents licensed exclusively from Daiichi Sankyo, Inc. We believe that composition-of-matter claims on tesetaxel extend to at least 2020 in the U.S. and Europe and to 2022 in Japan. A number of other patents have been filed worldwide for this compound.

The principal patent covering the use of Ganite® for its approved indication, including extensions expired in April 2005.

The patent positions of biopharmaceutical and biotechnology firms, including Genta, can be uncertain and can involve complex legal and factual questions. Consequently, even though we are currently pursuing our patent applications with the United States and foreign patent offices, we do not know whether any of our applications will result in the issuance of any patents, or if any issued patents will provide significant proprietary protection, or even if successful that these patents will not be circumvented or invalidated. Even if issued, patents may be circumvented or challenged and invalidated in the courts. Because some applications in the United States are kept in secrecy until an actual patent is issued, we cannot be certain that others have not filed patent applications directed at inventions covered by our pending patent applications, or that we were the first to file patent applications for such inventions. Thus, we may become involved in interference proceedings declared by the U.S. Patent and Trademark Office (or comparable foreign office or process) in connection with one or more of our patents or patent applications to determine priority of invention, which could result in substantial costs to us, as well as an adverse decision as to priority of invention of the patent or patent application involved.

Competitors or potential competitors may have filed applications for, or have received patents and may obtain additional patents and proprietary rights relating to, compounds or processes competitive with those of ours. Accordingly, there can be no assurances that our patent applications will result in issued patents or that, if issued, the patents will afford protection against competitors with similar technology. We cannot provide assurance that any patents issued to us will not be infringed or circumvented by others, nor can there be any assurance that we will obtain necessary patents or technologies or the rights to use such technologies.

In addition, there may be patents which are unknown to us and which may block our ability to make, use or sell our product. We may be forced to defend ourselves against charges of infringement or we may need to obtain expensive licenses to continue our business. See the above Risk Factor entitled “We may be unable to obtain or enforce patents, other proprietary rights and licenses to protect our business; we could become involved in litigation relating to our patents or licenses that could cause us to incur additional costs and delay or prevent our introduction of new drugs to market”.

We also rely upon unpatented trade secrets. No assurances can be given as to whether third parties will independently develop substantially equivalent proprietary information and techniques, or gain access to our trade secrets, or disclose such technologies to the public, or that we can meaningfully maintain and protect unpatented trade secrets.

We require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements with us. These agreements generally provide that all confidential information developed or made known to an individual during the course of the individual’s relationship with us shall be kept confidential and shall not be disclosed to third parties except in specific circumstances. In the case of employees, the agreement generally provides that all inventions conceived by the individual shall be assigned to us, and made our exclusive property. There can be no assurance, however, that these agreements will provide meaningful protection to our trade secrets, or guarantee adequate remedies in the event of unauthorized use or disclosure of confidential proprietary information or in the event of an employee’s refusal to assign any patents to us in spite of his/her contractual obligation.

Research and Development

In addition to our current focus in the areas described above, we continually evaluate our programs in light of the latest market information and conditions, the availability of third party funding, technological advances, financial liquidity and other factors. As a result of such evaluations, we change our product development plans from time to time and anticipate that we will continue to do so. We recorded research and development expenses of $20.0 million, $13.5 million and $28.1 million during the years ended December 31, 2008, 2007 and 2006, respectively.

Sales and Marketing

Currently we do not have a sales force.  At the present time, we do not contemplate building a sales and marketing infrastructure in the United States absent favorable regulatory actions on Genasense®. For international product sales, we may distribute our products through collaborations with third parties.

Manufacturing and Raw Materials

Our ability to conduct clinical trials on a timely basis, to obtain regulatory approvals and to commercialize our products will depend in part upon our ability to manufacture our products, either directly or through third parties, at a competitive cost and in accordance with applicable FDA and other regulatory requirements, including current Good Manufacturing Practice regulations.

We currently rely on third parties to manufacture our products. We have a manufacturing and supply agreement with Avecia Biotechnology, Inc., or Avecia, a leading multinational manufacturer of pharmaceutical products, to supply quantities of Genasense®. This agreement renews automatically at the end of each year, unless either party gives one-year notice. We are not obligated to purchase further drug substance from Avecia prior to approval of Genasense®. We believe this agreement is sufficient for our production needs with respect to Genasense®.

For Ganite® we have a manufacturing and supply agreement with Johnson Matthey Inc. that renews automatically at the end of each year, unless either party gives one-year notice. Under the agreement, we will purchase a minimum of 80% of our requirements for quantities of Ganite®; however, there are no minimum purchase requirements.

For tesetaxel, we are currently evaluating new suppliers of both bulk drug substance and finished goods with the intent of completely replacing the supply chain that was previously used to manufacture this compound. Until the new supply chain is established, we will continue to use investigational supplies of the compound that was manufactured and is currently in inventory at Daiichi Sankyo Company, Ltd.

The raw materials that we require to manufacture our drugs are available only from a few suppliers. Under the terms of our manufacturing and supply agreement, Avecia is responsible for procuring the raw materials needed to manufacture Genasense®. We believe that we have adequately addressed our needs for suppliers of raw materials to manufacture Genasense® and Ganite® and to meet future customer demand.

Human Resources

As of December 16, 2009, we had 16 employees, 6 of whom hold doctoral degrees. As of that date, there were 10 employees engaged in research, development and other technical activities and 6 in administration. None of our employees are represented by a union. Most of our management and professional employees have had prior experience and positions with pharmaceutical and biotechnology companies. We believe we maintain satisfactory relations with our employees and have not experienced interruptions of operations due to employee relations issues.

Government Regulation

Regulation by governmental authorities in the United States and foreign countries is a significant factor in our ongoing research and product development activities and in the manufacture and marketing of our proposed products. All of our therapeutic products will require regulatory approval by governmental agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical and clinical testing and pre-market approval procedures by the FDA and similar authorities in foreign countries. Various federal, and in some cases, state statutes and regulations, also govern or affect the development, testing, manufacturing, safety, labeling, storage, recordkeeping and marketing of such products. The lengthy process of seeking these approvals, and the subsequent compliance with applicable federal and, in some cases, state statutes and regulations, require substantial expenditures. Any failure by us, our collaborators or our licensees to obtain, or any delay in obtaining, regulatory approvals could adversely affect the marketing of our products and our ability to receive products or royalty revenue.

The activities required before a new pharmaceutical agent may be marketed in the United States begin with preclinical testing. Preclinical tests include laboratory evaluation of product chemistry and animal studies to assess the potential safety and efficacy of the product and its formulations. The results of these studies must be submitted to the FDA as part of an IND. An IND becomes effective within 30 days of filing with the FDA unless the FDA imposes a clinical hold on the IND. In addition, the FDA may, at any time, impose a clinical hold on ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence, as the case may be, without prior FDA authorization, and then only under terms authorized by the FDA.

Clinical trials are generally categorized into four phases.

Phase 1 trials are initial safety trials on a new medicine in which investigators attempt to establish the dose range tolerated by a small group of patients using single or multiple doses, and to determine the pattern of drug distribution and metabolism.

Phase 2 trials are clinical trials to evaluate efficacy and safety in patients afflicted with a specific disease. Typically, Phase 2 trials in oncology comprise 14 to 50 patients. Objectives may focus on dose-response, type of patient, frequency of dosing or any of a number of other issues involved in safety and efficacy.

In the case of products for life-threatening diseases, the initial human testing is generally done in patients rather than in healthy volunteers. Since these patients are already afflicted with the target disease, it is possible that such studies may provide results traditionally obtained in Phase 2 trials.

Phase 3 trials are usually multi-center, comparative studies that involve larger populations. These trials are generally intended to be pivotal in importance for the approval of a new drug. In oncology, Phase 3 trials typically involve 100 to 1,000 patients for whom the medicine is eventually intended. Trials are also conducted in special groups of patients or under special conditions dictated by the nature of the particular medicine and/or disease. Phase 3 trials often provide much of the information needed for the package insert and labeling of the medicine. A trial is fully enrolled when it has a sufficient number of patients to provide enough data for the statistical proof of efficacy and safety required by the FDA and others. After a sufficient period of follow-up has elapsed to satisfactorily evaluate safety and efficacy, the trials’ results can then be analyzed. Those results are then commonly reported at a scientific meeting, in a medical journal and to the public.

Depending upon the nature of the trial results, a company may then elect to discuss the results with regulatory authorities such as the FDA. If the company believes the data may warrant consideration for marketing approval of the drug, the results of the preclinical and clinical testing, together with chemistry, manufacturing and control information, are then submitted to the FDA for a pharmaceutical product in the form of an NDA. In responding to an NDA, biologics license application or premarket approval application, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not satisfy its regulatory approval criteria. There can be no assurance that the approvals that are being sought or may be sought by us in the future will be granted on a timely basis, if at all, or, if granted, will cover all the clinical indications for which we are seeking approval or will not contain significant limitations in the form of warnings, precautions or contraindications with respect to conditions of use. Phase 3b trials are conducted after submission of a NDA, but before the product’s approval for market launch. Phase 3b trials may supplement or complete earlier trials, or they may seek different kinds of information, such as quality of life or marketing. Phase 3b is the period between submission for approval and receipt of marketing authorization.

After a medicine is marketed, Phase 4 trials provide additional details about the product’s safety and efficacy.

In circumstances where a company intends to develop and introduce a novel formulation of an active drug ingredient already approved by the FDA, clinical and preclinical testing requirements may not be as extensive. Limited additional data about the safety and/or effectiveness of the proposed new drug formulation, along with chemistry and manufacturing information and public information about the active ingredient, may be satisfactory for product approval. Consequently, the new product formulation may receive marketing approval more rapidly than a traditional full new drug application; although no assurance can be given that a product will be granted such treatment by the FDA.

Under European Union regulatory systems, we may submit requests for marketing authorizations either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization from a European state may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval.

We and our third-party manufacturers are also subject to various foreign, federal, state and local laws and regulations relating to health and safety, laboratory and manufacturing practices, the experimental use of animals and the use, manufacture, storage, handling and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research and development work and manufacturing processes. We currently incur costs to comply with laws and regulations and these costs may become more significant.

Competition

In many cases, our products under development will be competing with existing therapies for market share. In addition, a number of companies are pursuing the development of antisense technology and controlled-release formulation technology and the development of pharmaceuticals utilizing such technologies. We compete with fully integrated pharmaceutical companies that have substantially more experience, financial and other resources and superior expertise in research and development, manufacturing, testing, obtaining regulatory approvals, marketing and distribution. Smaller companies may also prove to be significant competitors, particularly through their collaborative arrangements with large pharmaceutical companies or academic institutions. Furthermore, academic institutions, governmental agencies and other public and private research organizations have conducted and will continue to conduct research, seek patent protection and establish arrangements for commercializing products. Such products may compete directly with any products that may be offered by us.

Our competition will be determined in part by the potential indications for which our products are developed and ultimately approved by regulatory authorities. For certain of our potential products, an important factor in competition may be the timing of market introduction of our or our competitors’ products. Accordingly, the relative speed with which we can develop products, complete the clinical trials and approval processes and supply commercial quantities of the products to the market are expected to be important competitive factors. We expect that competition among products approved for sale will be based, among other things, on product efficacy, safety, reliability, availability, price, patent position and sales, marketing and distribution capabilities. The development by others of new treatment methods could render our products under development non-competitive or obsolete.

Our competitive position also depends upon our ability to attract and retain qualified personnel, obtain patent protection, or otherwise develop proprietary products or processes and secure sufficient capital resources for the often-substantial period between technological conception and commercial sales.

Available Information

Our reports that have been filed with the Securities and Exchange Commission, or SEC, are available on our website free of charge, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Forms 3, 4 and 5 filed on behalf of directors and executive officers and any amendments to such reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Copies of our Annual Report on Form 10-K may also be obtained without charge electronically or by paper by contacting the Company at (908) 286-9800.

In addition, we make available on our website (i) the charters for the committees of the Board of Directors, including the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, (ii) the Company’s Code of Business Conduct (the Code of Conduct) governing its directors, officers. Within the time period required by the SEC, we will post on our website any modifications to the Code of Business Conduct and Ethics, as required by the Sarbanes-Oxley Act of 2002.

The public may also read and copy the materials we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC.

DESCRIPTION OF PROPERTY

We lease approximately 25,000 square feet of office space in Berkeley Heights, New Jersey.  Our annual rental costs for this space are approximately $0.7 million.  Our lease on this space terminates in 2010.

LEGAL PROCEEDINGS

In September 2008, several shareholders of our Company, on behalf of themselves and all others similarly situated, filed a class action complaint against our Company, our Board of Directors, and certain of our executive officers in Superior Court of New Jersey, captioned Collins v. Warrell, Docket No. L-3046-08. The complaint alleged that in issuing convertible notes, our Board of Directors, and certain officers breached their fiduciary duties, and our Company aided and abetted the breach of fiduciary duty. On March 20, 2009, the Superior Court of New Jersey granted the motion of our Company to dismiss the class action complaint and dismissed the complaint with prejudice.  The plaintiffs have filed a notice of appeal to the Appellate Division  of the Superior Court from the order dismissing this case.  On May 13, 2009, the plaintiffs filed a motion for relief from judgment based on a claim of new evidence, which was denied on June 12, 2009.  The plaintiffs also asked the Appellate Division for a temporary remand to permit the Superior Court judge to resolve the issues of the new evidence plaintiffs sought to raise, and the Appellate Division granted the motion for temporary remand. Following briefing and a hearing, the Superior Court denied the motion for relief from judgment on August 28, 2009. Thus, this matter will proceed in the Appellate Division. Plaintiffs’ brief before the Appellate Division was filed on October 28, 2009 and our responsive brief is due on January 27,2010.  We intend to continue our vigorous defense of this lawsuit.

In November 2008, a complaint against our Company and its transfer agent, BNY Mellon Shareholder Services, was filed in the Supreme Court of the State of New York by an individual stockholder. The complaint alleges that our Company and our transfer agent caused or contributed to losses suffered by the stockholder. Our Company denies the allegations of this complaint and intends to vigorously defend this lawsuit.

PRICE RANGE OF COMMON STOCK

Our common stock was traded on the NASDAQ Global Market under the symbol “GNTA” until May 7, 2008. The following table sets forth the high and low prices per share of our common stock, as reported on the NASDAQ Global Market, for the periods indicated.

	High*	Low*
2007
First Quarter	$168.00	$93.00
Second Quarter	$123.00	$84.00
Third Quarter	$90.00	$40.00
Fourth Quarter	$65.50	$26.00

2008
First Quarter	$43.50	$18.50
Second Quarter (through May 7, 2008)	$22.50	$7.50

*	all figures have been retroactively adjusted to reflect a 1-for-50 reverse stock split effected in June 2009.

Our common stock began trading on the OTC Bulletin Board under the symbol “GNTA.OB” on May 7, 2008. As a result of a reverse stock split effected on June 26, 2009, our symbol was changed to “GETA.OB.” The following table sets forth the high and low prices per share of our common stock, as reported on the OTC Bulletin Board, for the periods indicated.

	High*	Low*
2008
Second Quarter (from May 7, 2008)	$20.50	$5.00
Third Quarter	$37.50	$12.50
Fourth Quarter	$20.00	$0.135

2009
First Quarter	$15.50	$0.145
Second Quarter	$1.06	$0.27
Third Quarter	$1.26	$0.34
Fourth Quarter (through December 16, 2009)	$1.10	$0.08
*	all figures prior to June 26, 2009 have been retroactively adjusted to reflect a 1-for-50 reverse stock split effected in June 2009.

The closing price of our common stock on the OTC Bulletin Board on December 16, 2009 was $0.08 per share. There were 120 holders of record of our common stock as of December 16, 2009.  We estimate that there are approximately 19,250 beneficial owners of our common stock.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2008 with respect to the shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options and Rights	Weighted-Average Exercise Price of Outstanding Options and Rights		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders (1)	39,594	$1,053.50	(2)	3,070	(3)
Equity compensation plans not approved by security holders	—			—
Total	39,594	$1,053.50		3,070

(1)	Consists of the 1998 Stock Incentive Plan and the Non-Employee Directors’ 1998 Stock Option Plan.

(2)
This calculation takes into account the 5,070 shares of Common Stock subject to outstanding restricted stock units. Such shares will be issued at the time the restricted stock units vest, without any cash consideration payable for those shares. If the calculation did not take into account the 5,070 shares of Common Stock subject to outstanding restricted stock units, the weighted-average exercise price of outstanding options would be $1,188.50.

(3)	Consists of shares available for future issuance under the Non-Employee Directors’ 1998 Stock Option Plan.

SELECTED FINANCIAL INFORMATION

The following tables summarize our selected financial information. You should read the selected financial information together with our consolidated financial statements and the related notes appearing at the end of this prospectus, and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information included in this prospectus.

	Nine Months ended September 30, 2009	Year Ended December 31, (in thousands except per share amounts)
	(Unaudited)	2008	2007	2006	2005	2004
Consolidated Statements of Operations Data :
License fees & royalties	$—	$—	$—	$—	$5,241	$3,022
Development funding	—	—	—	—	20,988	12,105
Product sales — net	180	363	580	708	356	(512)
Total revenues	180	363	580	708	26,585	14,615
Costs of goods sold	12	102	90	108	52	170
Provision for excess inventory	—	—	—	—	—	1,350
Total cost of goods sold	12	102	90	108	52	1,520
Operating expenses — gross	24,854	33,410	26,116	59,764	37,006	101,324
sanofi-aventis reimbursement	—	—	—	—	(6,090)	(43,292)
Operating expenses — net	24,854	33,410	26,116	59,764	30,916	58,032

Gain on forgiveness of debt	—	—	—	—	1,297	11,495
Amortization of deferred financing costs and debt discount	(22,362)	(11,229)	—	—	—	—
Fair value — conversion feature liability	(19,040)	(460,000)	—	—	—	—
Fair value — warrant liability	(7,655)	(2,000)	—	—	—	—
All other (expense)/income-net	(837)	(1,435)	836	1,454	502	(147)
Loss before income taxes	(74,580)	(507,813)	(24,790)	(57,710)	(2,584)	(33,589)
Income tax benefit	—	1,975	1,470	929	381	904
Net loss	$(74,580)	$(505,838)	$(23,320)	$(56,781)	$(2,203)	$(32,685)
Net loss per basic and diluted common share *	$(0.98)	$(455.09)	$(39.36)	$(125.88)	$(6.42)	$(122.87)

Shares used in computing net loss per basic and diluted common share*	75,850	1,112	592	451	343	266

*	all figures prior to June 26, 2009 have been retroactively adjusted to reflect a 1-for-50 reverse stock split effected in June 2009.

	At September 30, 2009 (unaudited)	At December 31, (in thousands)
		2008	2007	2006	2005	2004
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$7,383	$4,908	$7,813	$29,496	$21,282	$42,247
Working capital (deficit)	(4,010)	(5,220)	877	12,682	11,703	(4,269)
Total assets	18,853	12,693	29,293	51,778	27,386	50,532
Total stockholders’ equity (deficit)	3,494	(4,864)	2,931	14,642	15,697	1,752

SUPPLEMENTARY FINANCIAL INFORMATION

The following table presents our condensed operating results for each of the eight (8) fiscal quarters through the period ended September 30, 2009. The information for each of these quarters is unaudited. In the opinion of management, all necessary adjustments, which consist only of normal and recurring accruals, have been included to fairly present the unaudited quarterly results. This data should be read together with our consolidated financial statements and the notes thereto, the Report of Independent Registered Public Accounting Firm and Management’s Discussions and Analysis of Financial Condition and Results of Operations.

	Sep 30 2009	Jun 30 2009	Mar 31 2009	Dec 31 2008	Sep 30 2008	June 30 2008	Mar 31 2008	Dec 31 2007
Total revenues	$49	$69	$62	$—	$115	$131	$117	$266
Net income/(loss)	$(20,431)	$(43,082)	$(11,067)	$29,569	$212,613	$(738,364)	$(9,657)	$(1,748)
Net income/(loss) per basic common share: *	$(0.15)	$(0.63)	$(0.61)	$12.90	$289.22	$(1,004.58)	$(14.29)	$(2.85)
Net income/(loss) per diluted common share: *	$(0.15)	$(0.63)	$(0.61)	$1.08	$5.12	$(1,004.58)	$(14.29)	$(2.85)
Shares used in computing basic per common share amounts: *	139,349	68,870	17,999	2,292	735	735	676	612
Shares used in computing diluted per common share amounts: *	139,349	68,870	17,999	27,401	41,524	735	676	612

*	all figures prior to June 26, 2009 have been retroactively adjusted to reflect a 1-for-50 reverse stock split effected in June 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

Genta Incorporated is a biopharmaceutical company engaged in pharmaceutical research and development. We are dedicated to the identification, development and commercialization of novel drugs for the treatment of cancer and related diseases. Our research portfolio consists of two major programs: DNA/RNA Medicines (which includes our lead oncology drug, Genasense®); and Small Molecules (which includes our marketed product, Ganite®, and the investigational compounds tesetaxel and G4544). We have had recurring annual operating losses since inception and we expect to incur substantial operating losses due to continued requirements for ongoing and planned research and development activities, pre-clinical and clinical testing, manufacturing activities, regulatory activities and the eventual establishment of a sales and marketing organization.

From our inception to September 30, 2009, we have incurred a cumulative net deficit of $1,019.5 million. Our recurring losses from operations and our negative cash flow from operations raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. We expect that such losses will continue at least until one or more of our product candidates are approved by one or more regulatory authorities for commercial sale in one or more indications. We have experienced significant quarterly fluctuations in operating results and we expect that these fluctuations in revenues, expenses and losses will continue.

We will require additional cash in order to maximize the commercial opportunity and continue clinical development of our product candidates. Alternatives available to us to sustain our operations include collaborative agreements, equity financing, debt and other financing arrangements with potential corporate partners and other sources. However, there can be no assurance that any such collaborative agreements or other sources of funds will be available on favorable terms, if at all. We will need substantial additional funds before we can expect to realize significant product revenue.

We had $7.4 million of cash and cash equivalents on hand at September 30, 2009.  Cash used in operating activities during the first nine months of 2009 was $15.1 million.

On June 9, 2008, we placed $20 million of senior secured convertible notes with certain institutional and accredited investors. On April 2, 2009, we placed approximately $6 million of senior secured convertible notes, or the April 2009 Notes, and corresponding warrants to purchase common stock. On July 7, 2009, we entered into a securities purchase agreement with certain accredited institutional investors to place up to $10 million in aggregate principal amount of units consisting of (i) 70% unsecured subordinated convertible notes, or the July 2009 Notes, and (ii) 30% common stock.  The July 2009 Notes bear interest at an annual rate of 8% payable at quarterly intervals in other July 2009 Notes to the holder, and are convertible into shares of our common stock at a conversion rate of 10,000 shares of common stock for every $1,000.00 of principal. In connection with the sale of the units, we also issued to the investors two-year warrants to purchase common stock in an amount equal to 25% of the number of shares of common stock issuable upon conversion of the July 2009 Notes purchased by each investor, or July 2009 Warrants. We closed on $3.0 million of such July 2009 Notes, common stock and July 2009 Warrants on July 7, 2009.

On September 4, 2009, we closed on $7 million of additional July 2009 Notes, common stock and July 2009 Warrants. Also on September 4, 2009, the Company entered into a securities purchase agreement with certain accredited institutional investors, pursuant to which we issued $3 million of units consisting of (i) 70% September 2009 Notes, and (ii) 30% common stock, or the September 2009 financing. The notes bear interest at an annual rate of 8% payable at quarterly intervals in other convertible notes to the holder, and are convertible into shares of our common stock at a conversion rate of 10,000 shares of common stock for every $1,000.00 of principal. In connection with the sale of the units, we also issued to the investors two-year warrants to purchase common stock in an amount equal to 25% of the number of shares of common stock issuable upon conversion of the September 2009 Notes purchased by each investor, or September 2009 Warrants.

Presently, with no further financing, we project that we will run out of funds in the second quarter of 2010. The terms of the April 2009 Notes enable those noteholders, at their option, to purchase additional notes with similar terms. We currently do not have any additional financing in place.  If we are unable to raise additional funds, we could be required to reduce our spending plans, reduce our workforce, license one or more of our products or technologies that we would otherwise seek to commercialize ourselves, or sell certain assets. There can be no assurance that we can obtain financing, if at all, on terms acceptable to us.

Most recently, our principal goal has been to secure regulatory approval for the marketing of Genasense®. Genasense® has been studied in combination with a wide variety of anticancer drugs in a number of different cancer indications. We have reported results from randomized trials of Genasense® in a number of diseases. Under our own sponsorship or in collaboration with others, we are currently conducting additional clinical trials. We are especially interested in the development, regulatory approval, and commercialization of Genasense® in at least three diseases: melanoma; chronic lymphocytic leukemia, referred to herein as CLL; and non-Hodgkin’s lymphoma, referred to herein as NHL.

Genasense ® has been submitted for regulatory approval in the U.S. on two occasions and to the European Union (EU) once. These applications proposed the use of Genasense ® plus chemotherapy for patients with advanced melanoma (U.S. and EU) and relapsed or refractory chronic lymphocytic leukemia (CLL) (U.S.-only). None of these applications resulted in regulatory approval for marketing. Nonetheless, we believe that Genasense ® can ultimately be approved and commercialized and we have undertaken a number of initiatives in this regard that are described below.

Our major current initiative is a randomized controlled trial that tests whether the addition of Genasense® to standard chemotherapy can improve outcomes for patients with advanced melanoma. In August 2007 we initiated a new Phase 3 trial of Genasense ® plus chemotherapy in advanced melanoma. This trial, known as AGENDA, is a randomized, double-blind, placebo-controlled study in which patients are randomly assigned to receive Genasense ® plus dacarbazine or dacarbazine alone. The study uses LDH as a biomarker to identify patients who are most likely to respond to Genasense ®, based on data obtained from our preceding trial in melanoma. The co-primary endpoints of AGENDA are progression-free survival (PFS) and overall survival.

The design of AGENDA was based on data obtained from a similarly designed Phase 3 trial that was published in 2006. Results from this antecedent study showed that treatment with Genasense® plus dacarbazine compared with dacarbazine alone was associated with a statistically significant increase in overall response, complete response, durable response, and progression-free survival (PFS). However, the primary endpoint of overall survival approached but did not quite reach statistical significance (P=0.077) in the entire “intent-to-treat” population. Our further analysis of this trial showed that there was a significant treatment interaction effect related to levels of a blood enzyme known as LDH. When this effect was analyzed by treatment arm, survival was shown to be significantly superior for patients with a non-elevated LDH who received Genasense® (P=0.018; n=508). Moreover, this benefit was particularly noteworthy for patients whose baseline LDH did not exceed 80% of the upper limit of normal for this lab value. LDH had also been previously described by others as the single most important prognostic factor in advanced melanoma. Thus, the AGENDA trial seeks to confirm the observations that were previously observed in the antecedent trial in a biomarker-defined patient population.

In March 2009, we completed accrual of 314 patients into AGENDA. In October 2009, we announced that AGENDA did not show a statistically significant benefit for its co-primary endpoint of progression-free survival.  Secondary endpoints of overall response rate and disease control rate (which includes complete and partial responses, plus stable disease greater than 3 months duration) also did not show a statistically significant benefit. According to the prespecified analysis plan, the statistical significance of durable response, (a secondary endpoint that measures the proportion of patients who achieved a complete or partial response that lasts greater than 6 months), is too early to evaluate. However, the observed differences in progression-free survival, overall response, disease control and durable response all numerically favored the group that received Genasense®.

Overall survival, the other co-primary endpoint in AGENDA, is too early to evaluate, as prospectively specified.  An analysis for futility, which was defined as greater than 50% conditional power to observe a statistically significant benefit of Genasense® (P < 0.05) under the prospectively specified hazard ratio of 0.69, was conducted for the co-primary endpoint of overall survival.  AGENDA passed this futility analysis, and an Independent Data Monitoring Committee has recommended that the trial continue to completion for the determination of the overall survival endpoint. The safety profile of Genasense® in AGENDA was consistent with prior studies. Pending adequacy of financial resources and other contingencies noted herein, Genta currently intends to continue the AGENDA trial in order to determine whether the addition of Genasense to dacarbazine is associated with a statistically significant increase in overall survival.  If that association is demonstrated, we currently expect that Genta would submit regulatory applications for the marketing approval of Genasense® on a worldwide basis.

We have been conducting other trials of Genasense® in melanoma, including a Phase 2 trial of Genasense® plus chemotherapy consisting of Abraxane® (paclitaxel protein-bound particles for injectable suspension) (albumin bound) plus temozolomide (Temodar®). We have expected to examine whether different dosing regimens would improve the dosing convenience. We are currently assessing whether to continue such trials.

Our NDA for the use of Genasense® plus chemotherapy in patients with relapsed or refractory CLL was not approved. We conducted a randomized Phase 3 trial in 241 patients with relapsed or refractory CLL who were treated with fludarabine and cyclophosphamide (Flu/Cy) with or without Genasense® .   The trial achieved its primary endpoint: a statistically significant increase (17% vs. 7%; P=0.025) in the proportion of patients who achieved a complete response (CR), defined as a complete or nodular partial response. Patients who achieved this level of response also experienced disappearance of predefined disease symptoms. A key secondary endpoint, duration of CR, was also significantly longer for patients treated with Genasense® (median exceeding 36+ months in the Genasense® group, versus 22 months in the chemotherapy-only group).

Several secondary endpoints were not improved by the addition of Genasense® . The percentage of patients who experienced serious adverse events was increased in the Genasense® arm; however, the percentages of patients who discontinued treatment due to adverse events were equal in the treatment arms. The incidence of certain serious adverse reactions, including but not limited to nausea, fever and catheter-related complications, was increased in patients treated with Genasense® ..

We received a “non-approvable” notice from the FDA in December 2006 for our NDA that proposed the use of Genasense® in combination with Flu/Cy for the treatment of patients with relapsed or refractory CLL who had previously received fludarabine. We appealed this decision with FDA’s Center for Drug Evaluation and Research (CDER) using the agency’s Formal Dispute Resolution process. In June 2008, we announced results from 5 years of follow-up on patients who had been accrued to our completed Phase 3 trial.  These data showed that patients treated with Genasense® plus chemotherapy who achieved either a complete response (CR) or a partial response (PR) also achieved a statistically significant increase in survival compared with patients treated with chemotherapy alone (median = 56 months vs. 38 months, respectively).  After 5 years of follow-up, 22 of 49 (45%) responders in the Genasense® group were alive compared with 13 of 54 (24%) responders in the chemotherapy-only group (hazard ratio = 0.6; P = 0.038). Moreover, with 5 years of follow-up, 12 of 20 patients (60%) in the Genasense® group who achieved CR were alive, 5 of these patients remained in continuous CR without relapse, and 2 additional patients had relapsed but had not required additional therapy. By contrast, only 3 of 8 CR patients in the chemotherapy-only group were alive, all 3 had relapsed, and all 3 had required additional anti-leukemic treatment.

In March 2009, CDER decided that available data were still insufficient to support approval of Genasense® in CLL, and the Agency recommended conducting another clinical trial. We have made no decision whether to conduct this study or whether to pursue this application without further study for regulatory approval in other territories..

As with melanoma, we believe the clinical activity in CLL, as well as in non-Hodgkin’s lymphoma and other types of cancer, should be explored with additional clinical research. We are currently reassessing whether to proceed with such studies.

In March 2008, we obtained an exclusive worldwide license for tesetaxel from Daiichi Sankyo Company Ltd. Tesetaxel is a novel taxane compound that is taken by mouth. Tesetaxel has completed Phase 2 trials in a number of cancer types, and the drug has shown definite evidence of antitumor activity in gastric cancer and breast cancer. Tesetaxel also appears to be associated with a lower incidence of peripheral nerve damage, a common side effect of taxanes that limits the maximum amount of these drugs that can be given to patients. At the time we obtained the license, tesetaxel was on “clinical hold” by FDA due to the occurrence of several fatalities in the setting of severe neutropenia. In the second quarter of 2008, we filed a response to the FDA requesting a lift of the clinical hold, which was granted in June 2008. In January 2009, we announced initiation of a new clinical trial with tesetaxel to examine the clinical pharmacology of the drug over a narrow dosing range around the established Phase 2 dose. We expect accrual to the initial phase of this study to be complete in December 2009.

We have also submitted applications to FDA for designation of tesetaxel as an Orphan Drug for treatment of patients with advanced gastric cancer and for patients with advanced melanoma.  Both of these designations were granted. Our initial priorities for clinical testing of tesetaxel includes the evaluation of safety and efficacy in patients with advanced gastric cancer, advanced melanoma and prostate cancer. Other disease priorities for clinical research include cancers of the bladder and breast, among other disorders. Maintenance of the license from Daiichi Sankyo requires certain milestone payments. If such payments are not made, Daiichi Sankyo may elect to terminate the license.

Our third pipeline product is G4544, which is a novel oral formulation of a gallium-containing compound that we developed in collaboration with Emisphere Technologies, Inc. We completed a single-dose Phase 1 study of an initial formulation of this new drug known as “G4544(a)”, the results of which were presented in the second quarter of 2008. We are currently contemplating a second study using a modified formulation, known as “G4544(b)”, in order to test whether this formulation will prove more clinically acceptable.

If we are able to identify a clinically and commercially acceptable formulation of G4544 or another oral gallium-containing compound, we currently intend to pursue a 505(b)(2) strategy to establish bioequivalence to our marketed product, Ganite®, for its initial regulatory approval. We believe a drug of this type may also be broadly useful for treatment of other diseases associated with accelerated bone loss, such as bone metastases, Paget’s disease and osteoporosis. In addition, new uses of gallium-containing compounds have been identified for treatment of certain infectious diseases. While we have no current plans to begin clinical development in the area of infectious disease, we intend to support research conducted by certain academic institutions by providing clinical supplies of our gallium-containing drugs.

We are currently marketing Ganite® in the U.S., which is an intravenous formulation of gallium, for treatment of cancer-related hypercalcemia that is resistant to hydration. We have announced our intention to seek a buyer for Ganite®, but we have not yet found an acceptable transaction.

Results of Operations for the Three Months Ended September 30, 2009 and September 30, 2008

($ thousands)	2009	2008
Product sales – net	$49	$115
Cost of goods sold	10	26
Gross margin	39	89

Operating expenses:
Research and development	5,874	5,255
Selling, general and administrative	8,869	2,308
Total operating expenses	14,743	7,563

Other (expense)/income:
Interest income and other income/(expense), net	(12)	56
Interest expense	(265)	(769)
Amortization of deferred financing costs and debt discount	(5,450)	(3,600)
Fair value – conversion feature liability	-	220,000
Fair value – warrant liability	-	4,400
Total other income/(expense), net	(5,727)	220,087

Net loss	$(20,431)	$212,613

Product sales-net

Product sales-net were $49 thousand for the three months ended September 30, 2009, compared with $115 thousand for the three months ended September 30, 2008. The unit price of Ganite® was 28% higher than in the comparison period due to a price increase. Unit sales of Ganite ® declined 48% due to the continued absence of promotional support.

Cost of goods sold

Cost of goods sold as a percentage of product sales-net declined from 22.6% in the prior-year period to 20.4%, primarily due to the effect of higher unit prices for Ganite®.

Research and development expenses

Research and development expenses were $5.9 million for the three months ended September 30, 2009, compared with $5.3 million for the three months ended September 30, 2008.

During 2009, with the establishment of the 2009 Stock Incentive Plan, or the 2009 Plan, and implementation of two Equity Award Exchange programs, outstanding stock option awards granted under the 1998 Non-Employee Directors Plan, as amended and 1998 Stock Incentive Plan, as amended, were exchanged for grants of new restricted stock units (RSUs). Incremental compensation cost for the new RSUs was measured as the excess of the fair value of the RSUs over the fair value of the stock option awards on the date of exchange. The incremental compensation cost of the RSUs is being recognized over the remaining amortization period of the exchanged stock option awards. Share-based compensation expense recognized for the three months ended September 30, 2009 and 2008 was $2.9 million and $35 thousand, respectively for those employees categorized as research and development. Partially offsetting this increase were lower expenses on the AGENDA clinical trial and lower payroll costs, resulting from lower headcount.

Research and development expenses incurred on the Genasense® project during the three months ended September 30, 2009 were approximately $5.1 million, representing 87% of research and development expenses.

Due to the significant risks and uncertainties inherent in the clinical development and regulatory approval processes, the nature, timing and costs of the efforts necessary to complete projects in development are subject to wide variability. Results from clinical trials may not be favorable. Data from clinical trials are subject to varying interpretation and may be deemed insufficient by the regulatory bodies that review applications for marketing approvals. As such, clinical development and regulatory programs are subject to risks and changes that may significantly impact cost projections and timelines.

Selling, general and administrative expenses

Selling, general and administrative expenses were $8.9 million for the three months ended September 30, 2009, compared with $2.3 million for the three months ended September 30, 2008. Share-based compensation expense recognized for the three months ended September 30, 2009 and 2008 was $6.6 million and $0.1 million, respectively.

Interest and other income/(expense), net

Interest expense

The total of interest and other income/(expense), net and interest expense resulted in expense, net of $(0.3) million for the three months ended September 30, 2009, compared to $(0.7) million for the prior-year period. A lower balance of our 2008 Notes, resulting in lower interest expense, was partially offset by interest expense on our April 2009 Notes, July 2009 Notes and September 2009 Notes.

Amortization of deferred financing costs and debt discount

For the three months ended September 30, 2009, the amortization of deferred financing costs and debt discount for the 2008 Notes was $2.2 million, for the April 2009 Notes $1.5 million, for the July 2009 Notes $1.5 million and for the September 2009 Notes and July 2009 Notes issued in September $0.3 million. In the prior-year period, the $3.6 million amortization of deferred financing costs and debt discount resulted from the 2008 Notes.

Fair value – conversion feature liability

On the dates that we issued the 2008 Notes and the April 2009 Notes, there were an insufficient number of authorized shares of common stock in order to permit conversion of all of the notes. When there are insufficient authorized shares to allow for settlement of convertible financial instruments, the conversion obligation for notes should be classified as a liability and measured at fair value on the balance sheet.

On June 9, 2008, based upon a Black-Scholes valuation model, we calculated a fair value of the conversion feature of the 2008 Notes of $380.0 million and expensed $360.0 million, the amount that exceeded the proceeds of the $20.0 million from the closing. On June 30, 2008, based upon a Black-Scholes valuation model, we expensed an additional $380.0 million to mark the conversion feature liability of the 2008 Note to market. At September 30, 2008, the fair value was valued at $520.0 million, resulting in a reduction in the conversion feature liability of $220.0 million, with the resultant reduction in the liability included in earnings.

Fair value – warrant liability

The warrants that were issued with the 2008 Notes were also treated as liabilities, due to the insufficient number of authorized shares of common stock at the time that they were issued. The warrants issued were initially recorded at a fair value of $7.6 million based upon a Black-Scholes valuation model and re-measured at June 30, 2008, resulting in expense of $7.2 million in June 2008. At September 30, 2008, the fair value of the warrant liability was valued at $10.4 million, resulting in a reduction in the warrant liability of $4.4 million, with the resultant reduction in the liability included in earnings.

Net (loss)/income

Genta recorded a net loss of $20.4 million, or net loss per basic and diluted share of $(0.15), for the three months ended September 30, 2009 and reported net income of $212.6 million, or net income per basic share of $289.23 per share and net income per fully diluted share of $5.12 per share, for the three months ended September 30, 2008.

In comparison to the prior-year quarter, the net loss for the three months ended September 30, 2009 was primarily due to the absence of income as a result of marking to market the conversion feature liabilities of our notes and warrants, slightly offset by higher share-based compensation expense and higher amortization of financing costs and debt discount.

Results of Operations for the Nine Months Ended September 30, 2009 and September 30, 2008

($ thousands)	2009	2008
Product sales – net	$180	$363
Cost of goods sold	12	79
Gross margin	168	284

Operating expenses:
Research and development	11,846	16,146
Selling, general and administrative	13,008	8,534
Settlement of office lease obligation	—	3,307
Reduction in liability for settlement of litigation	—	(340)
Total operating expenses	24,854	27,647

Other (expense)/income:
Interest income and other income, net	4	188
Interest expense	(841)	(992)
Amortization of deferred financing costs and debt discount	(22,362)	(4,441)
Fair value – conversion feature liability	(19,040)	(500,000)
Fair value – warrant liability	(7,655)	(2,800)
Total other income/(expense), net	(49,894)	(508,045)

Net loss	$(74,580)	$(535,408)

Product sales-net

Product sales-net were $180 thousand for the nine months ended September 30, 2009, compared with $363 thousand for the nine months ended September 30, 2008. Unit sales of Ganite® declined 50%.

Cost of goods sold

During the nine months ended September 30, 2009, most of the sales of Ganite® were from product that had been previously accounted for as excess inventory.

Research and development expenses

Research and development expenses were $11.8 million for the nine months ended September 30, 2009, compared with $16.1 million for the nine months ended September 30, 2008. Share-based compensation expense recognized for the nine months ended September 30, 2009 and 2008 was $2.9 million and $0.1 million, respectively, for those employees categorized as research and development. This increase was more than offset by lower expenses on the AGENDA clinical trial and lower payroll costs, resulting from lower headcount. In addition, in March 2008, we entered into a worldwide license agreement for tesetaxel, resulting in our recognition of $2.5 million for license payments.

Research and development expenses incurred on the Genasense® project during the nine months ended September 30, 2009 were approximately $10.5 million, representing 89% of research and development expenses.

Selling, general and administrative expenses

Selling, general and administrative expenses were $13.0 million for the nine months ended September 30, 2009, compared with $8.5 million for the nine months ended September 30, 2008. Share-based compensation expense recognized for the nine months ended September 30, 2009 and 2008 was $6.7 million and $0.3 million, respectively. This increase was partially offset by lower payroll costs and lower office rent of $0.8 million, resulting from our termination of a lease for one floor of office space in May 2008.

Settlement of office lease obligation

In May 2008, we entered into an amendment of our lease for office space with The Connell Company, (Connell) whereby the lease for one floor of our office space in Berkeley Heights, New Jersey was terminated. Connell received a termination payment of $1.3 million, comprised solely of our security deposits and we agreed to pay Connell $2.0 million on July 1, 2009. We accrued for the $2.0 million and it is included on our Consolidated Balance Sheets. In January 2009, we entered into another amendment of our agreement with Connell whereby our future payment of $2.0 million is now payable on January 1, 2011, with 6.0% interest paid in arrears.

Interest and other income, net
Interest expense

The total of the above referenced accounts resulted in expense, net of $(0.8) million for the nine months ended September 30, 2009 and September 30, 2008. Lower interest expense on our 2008 Notes, (due to conversion), was offset by interest on our April 2009 Notes, July 2009 Notes and September 2009 Notes.

Amortization of deferred financing costs and debt discount

For the nine months ended September 30, 2009, the amortization of deferred financing costs and debt discount for the 2008 Notes was $18.3 million, for the April 2009 Notes $2.3 million, for the July 2009 Notes $1.5 million and for the September 2009 Notes and July Notes issued in September $0.3 million. In the prior-year period, the $4.4 million amortization of deferred financing costs and debt discount resulted from the 2008 Notes.

Fair value – conversion feature liability

On the dates that we issued the 2008 Notes and the April 2009 Notes, there were an insufficient number of authorized shares of common stock in order to permit conversion of all of the notes. When there are insufficient authorized shares to allow for settlement of convertible financial instruments, the conversion obligation for the notes should be classified as a liability and measured at fair value on the balance sheet.

On April 2, 2009, using a Black-Scholes valuation model, we calculated a fair value of the conversion feature of the April 2009 Notes of $67.8 million and expensed $61.8 million, the amount that exceeded the proceeds of the $6.0 million from the closing. On June 26, 2009, our stockholders, at a Special Meeting of Stockholders, authorized our Board of Directors to effect a reverse stock split and our Board of Directors effected a 1-for-50 reverse stock split, resulting in us having enough shares of common stock in order to permit conversion of all the April 2009 Notes. We re-measured the conversion feature liability at $25.0 million, resulting in net expense of $19.0 million.

Based upon a Black-Scholes valuation model, we calculated a fair value of the conversion feature of the 2008 Notes of $380.0 million on June 9, 2008 and expensed $360.0 million, the amount that exceeded the proceeds of the $20.0 million from the closing. At September 30, 2008, the fair value of our conversion feature liability was valued at $520.0 million, resulting in expense of $500.0 million for the nine months ended September 30, 2008.

Fair value – warrant liability

The warrants that were issued with the 2008 Notes and the April 2009 Notes were also treated as liabilities, due to the insufficient number of authorized shares of common stock at the time that they were issued.

On April 2, 2009, using a Black-Scholes valuation model, we calculated a fair value for the warrants issued with the April 2009 Notes of $20.8 million. On June 26, 2009, the date of the reverse stock split, we re-measured the warrants at a fair value of $7.7 million, resulting in expense of $7.7 million.

The warrants issued with the 2008 Notes were initially recorded at a fair value of $7.6 million based upon a Black-Scholes valuation model. At September 30, 2008, the fair value of the warrant liability was valued at $10.4 million, resulting in expense of $2.8 million.

Net loss

Genta recorded a net loss of $74.6 million, or net loss per basic and diluted share of $0.98, for the nine months ended September 30, 2009 and incurred a net loss of $535.4 million, or net loss per basic and diluted share of $748.55, for the nine months ended September 30, 2008.

The lower net loss for the nine months ended September 30, 2009 was primarily due to lower expenses from marking to market the conversion feature liabilities of our notes. In addition, the results reflect last year’s settlement of office lease obligation, last year’s recognition of tesetaxel payments, higher share-based compensation, reduced headcount and payroll expenses, higher amortization of financing costs and debt discount and higher expense from marking to market our warrant liabilities.

Liquidity and Capital Resources

At September 30, 2009, we had cash and cash equivalents totaling $7.4 million, compared with $4.9 million at December 31, 2008, reflecting our April 2009 financing, July 2009 financing and September 2009 financing offset by funds used in operating our company.

During the first nine months of 2009, cash used in operating activities was $15.1 million compared with $22.0 million for the same period in 2008, reflecting the reduced size of our company and our cost-control efforts.

Presently, with no further financing, we project that we will run out of funds in the second quarter of 2010. The terms of the April 2009 Notes enable those noteholders, at their option, to purchase additional notes with similar terms. We currently do not have any additional financing in place. If we are unable to raise additional funds, we could be required to reduce our spending plans, reduce our workforce, license one or more of our products or technologies that we would otherwise seek to commercialize ourselves, or sell certain assets. There can be no assurance that we can obtain financing, if at all, on terms acceptable to us.

We will require additional cash in order to maximize the commercial opportunity and continue clinical development of our product candidates. Alternatives available to us to sustain our operations include collaborative agreements, equity financing, debt and other financing arrangements with potential corporate partners and other sources. However, there can be no assurance that any such collaborative agreements or other sources of funding will be available to us on favorable terms, if at all.

We anticipate seeking additional product development opportunities through potential acquisitions or investments. Such acquisitions or investments may consume cash reserves or require additional cash or equity. Our working capital and additional funding requirements will depend upon numerous factors, including: (i) the progress of our research and development programs; (ii) the timing and results of pre-clinical testing and clinical trials; (iii) the level of resources that we devote to sales and marketing capabilities; (iv) technological advances; (v) the activities of competitors; and (vi) our ability to establish and maintain collaborative arrangements with others to fund certain research and development efforts, to conduct clinical trials, to obtain regulatory approvals and, if such approvals are obtained, to manufacture and market products.

Critical Accounting Policies and Estimates

Our significant accounting policies are more fully described in Note 3 to our consolidated financial statements. In preparing our financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that, among other things, affect the reported amounts of assets and liabilities and reported amounts of revenues and expenses. These estimates are most significant in connection with our critical accounting policies, namely those of our accounting policies that are most important to the portrayal of our financial condition and results and require management’s most difficult, subjective or complex judgments. These judgments often result from the need to make estimates about the effects of matters that are inherently uncertain. Actual results may differ from those estimates under different assumptions or conditions. We believe that the following represents our critical accounting policies:

•
Going concern. Our recurring losses from operations and negative cash flows from operations raise substantial doubt about our ability to continue as a going concern and as a result, our independent registered public accounting firm included an explanatory paragraph in its report on our consolidated financial statement for the year ended December 31, 2008 with respect to this uncertainty. We have prepared our financial statements on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might be necessary should we be unable to continue in existence.

•
Revenue recognition. We recognize revenue from product sales when title to product and associated risk of loss has passed to the customer and we are reasonably assured of collecting payment for the sale. All revenue from product sales are recorded net of applicable allowances for returns, rebates and other applicable discounts and allowances. We allow return of our product for up to twelve months after product expiration.

•	Research and development costs. All such costs are expensed as incurred, including raw material costs required to manufacture drugs for clinical trials.

•	Estimate of fair value of convertible notes and warrant. We use a Black-Scholes model to estimate the fair value of our convertible notes and warrant.

Results of Operations for the Years Ended December 31, 2008, 2007 and 2006

	Summary Operating Results
	For the years ended December 31,
($ thousands)				$ Change
	2008	2007	2006	‘08 vs. ‘07	‘07 vs. ‘06
Product sales - net	$363	$580	$708	$(217)	$(128)
Cost of goods sold	102	90	108	12	(18)
Gross margin	261	490	600	(229)	(110)

Operating expenses:
Research and development	19,991	13,491	28,064	6,500	(14,573)
Selling, general and administrative	10,452	16,865	25,152	(6,413)	(8,287)
Settlement of office lease obligation	3,307	-	-	3,307	-
Provision for settlement of litigation	(340)	(4,240)	5,280	3,900	(9,520)
Write-off of prepaid royalty	-	-	1,268	-	(1,268)
Total operating expenses	33,410	26,116	59,764	7,294	(33,648)

Other (expense)/ income, net	(1,435)	836	1,454	(2,271)	(618)
Amortization of deferred financing costs and debt discount	(11,229)	-	-	(11,229)	-
Fair value – conversion feature liability	(460,000)	-	-	(460,000)	-
Fair value – warrant liability	(2,000)	-	-	(2,000)	-
Loss before income taxes	(507,813)	(24,790)	(57,710)	(483,023)	32,920

Income tax benefit	1,975	1,470	929	505	541
Net loss	$(505,838)	$(23,320)	$(56,781)	$(482,518)	$33,461

Product sales - net

Product sales - net were $0.4 million in 2008 compared with $0.6 million in 2007. Product sales-net in 2008 included $25,000 of sales of Ganite® and in 2007 included $60,000 in sales of Genasense® through the “named-patient” program managed for us by IDIS Limited (a privately owned company based in the United Kingdom), whereby IDIS distributes Ganite® and Genasense® on a “named patient” basis. “Named patient” distribution refers to the distribution or sale of a product to a specific healthcare professional for the treatment of an individual patient. Unit sales of Ganite® increased 2.7% in 2008, but reported product sales - net in 2008 include the negative impact of returns of Ganite® due to expired dating of product. Product sales-net in 2007 and 2006 included favorable adjustments to a reserve for returns of Ganite® of $0.1 million and $0.3 million, respectively.

Cost of goods sold

Cost of goods sold increased in 2008 compared to the prior year due to higher unit sales of Ganite® and  higher unit costs. Lower cost of goods sold in 2007 than in 2006 is primarily the result of lower unit sales of Ganite®.

Research and development expenses

Research and development expenses were $20.0 million in 2008, compared with $13.5 million in 2007. This increase was primarily due to the recognition of $2.5 million in March 2008 for license payments on tesetaxel, $1.0 million in accrued milestone payments related to tesetaxel, and higher expenses from the AGENDA clinical trial. In addition, during the fourth quarter of 2007, we revised our estimate of certain accrued expenses in the amount of $4.7 million, since such amount was no longer deemed probable. These factors were partially offset by lower compensation expense resulting from our workforce reductions in April 2008 and May 2008.

Research and development expenses incurred on the Genasense® project in 2008 were approximately $15.0 million, representing 75% of research and development expenses, (including the $2.5 million for license payments and $1.0 million in milestone payments related to tesetaxel).

Research and development expenses were $13.5 million in 2007 compared with $28.1 million in 2006. The prior year included higher manufacturing and other expenses incurred in preparation for the possible commercial launch of Genasense® and expenses related to regulatory review. The decline in expenses in 2007 reflects the comparison to this higher level of expenses in 2006, as well as the impact of a staff reduction in December 2006. Also, in 2007, we revised our estimate of certain accrued expenses in the amount of $4.7 million, since such amount was no longer deemed probable. Research and development expenses incurred on the Genasense® project in 2007 were approximately $10.3 million, representing 76% of research and development expenses.

Due to the significant risks and uncertainties inherent in the clinical development and regulatory approval processes, the nature, timing and costs of the efforts necessary to complete projects in development are subject to wide variability. Results from clinical trials may not be favorable. Data from clinical trials are subject to varying interpretation and may be deemed insufficient by the regulatory bodies that review applications for marketing approvals. As such, clinical development and regulatory programs are subject to risks and changes that may significantly impact cost projections and timelines.

Selling, general and administrative expenses

Selling, general and administrative expenses were $10.5 million in 2008, compared with $16.9 million in 2007. The decrease is primarily due to our efforts at lowering administrative expenses, lower office rent of $1.1 million and lower compensation expense resulting from our workforce reductions in April 2008 and May 2008.

Selling, general and administrative expenses were $16.9 million in 2007, compared with $25.2 million in 2006. The prior year included a buildup of sales and marketing expenses incurred in preparation for a possible commercial launch of Genasense®. The decline in expenses in 2007 reflects the comparison to this higher level of expenses in 2006, as well as the impact of our December 2006 staff reduction. In addition, depreciation expense declined by $0.8 million and share-based compensation declined by $1.1 million.

Settlement of office lease obligation

In May 2008, we entered into an amendment of our lease for office space with The Connell Company, (Connell) whereby the lease for one floor of our office space in Berkeley Heights, New Jersey was terminated. Connell received a termination payment of $1.3 million, comprised solely of our security deposits and we agreed to pay Connell $2.0 million upon the earlier of July 1, 2009 or our receipt of at least $5.0 million in upfront cash from a business development deal. In January 2009, we entered into another amendment of our agreement with Connell whereby our future payment of $2.0 million is now payable on January 1, 2011. We accrued for the $2.0 million and it is included on our Consolidated Balance Sheets. We will pay 6.0% interest in arrears to Connell from July 1, 2009 through the new payment date. The initial interest payment of approximately $30,000 will be payable as of October 1, 2009.

Provision for settlement of litigation

In 2006, we recorded an expense of $5.3 million that provided for the issuance of 40,000 shares of our common stock, for a settlement in principle of class action litigation. At December 31, 2007, the revised estimated value of the common shares portion of the litigation settlement was $1.0 million, resulting in a reduction in the liability for the settlement of litigation of $4.2 million. On June 27, 2008, the date that the settlement was finalized, the revised value of the 40,000 shares was $0.7 million, resulting in a reduction in the liability for the settlement of litigation of $0.3 million. See Note 6 to our Consolidated Financial Statements for the year ended December 31, 2008 for a further discussion of this provision.

Write-off of prepaid royalty

In December 2000, we recorded $1.3 million as the fair value for our commitment to issue 27,056 shares (not adjusted for 1-for-50 reverse stock split) of common stock to a major university as consideration for an amendment to a license agreement initially executed on August 1991 related to antisense technology licensed from the university. The amendment provided for a reduction in the royalty percentage rate to be paid to the university based on the volume of sales of our products containing the antisense technology licensed from such university. These shares were issued in 2001. In December 2006, we received a non-approvable notice from the FDA for our NDA for the use of Genasense® plus chemotherapy in patients with CLL. As a result, we accounted for the impairment of these prepaid royalties and recorded a write-off of this asset, (see Note 8 to our Financial Statements).

Gain on maturity of marketable securities
Interest income and other income, net
Interest expense

The total of the above referenced accounts resulted in expense, net of $(1.4) million in 2008 and income, net of $0.8 million in 2007. This decline was primarily due to interest incurred on the convertible notes, as well as lower interest income, resulting from lower investment balances. Other income, net of $0.8 million in 2007 declined from $1.5 million in 2006, primarily due to lower interest income, resulting from lower investment balances, along with higher interest expense.

Amortization of deferred financing costs and debt discount

On June 9, 2008, we issued $20 million of our senior secured convertible notes, issued our private placement agent a warrant to purchase 800,000 shares of our common stock at an exercise price of $1.00 per share and incurred a financing fee of $1.2 million. The deferred financing costs, including the financing fee and the value of the warrant, are being amortized over the two-year term of the convertible notes, resulting in amortization of $11.2 million in 2008.

Fair value – conversion feature liability

On the date that we issued the convertible notes, there were an insufficient number of authorized shares of common stock in order to permit conversion of all of the notes. In accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (EITF 00-19), when there are insufficient authorized shares to allow for settlement of convertible financial instruments, the conversion obligation for the notes should be classified as a liability and measured at fair value on the balance sheet.

On June 9, 2008, based upon a Black-Scholes valuation model that included a closing price of our common stock of $10.00 per share, we calculated a fair value of the conversion feature of $380.0 million and expensed $360.0 million, the amount that exceeded the proceeds of the $20.0 million from the initial closing. On October 6, 2008, the date on which our stockholders approved an amendment to Genta’s Restated Certificate of Incorporation, as amended, to increase the total number of authorized shares of capital stock available for issuance, we re-measured the conversion feature liability and credited it to Stockholders’ equity, resulting in total expense for the year ended December 31, 2008 of $460.0 million.

Fair value – warrant liability

The warrant was also treated as a liability and was initially recorded at a fair value of $7.6 million based upon a Black-Scholes valuation model that included a closing price of our common stock of $10.00 per share. On October 6, 2008, we re-measured the warrant liability and credited it to Stockholders’ equity, resulting in total expense for the year ended December 31, 2008 of $2.0 million.

Income tax benefit

New Jersey has legislation permitting certain corporations located in the state to sell state tax loss carryforwards and state research and development credits. We sold portions of our New Jersey net operating losses research and development credits and received approximate payments of $2.0 million in 2008, $1.5 million in 2007 and $0.9 million in 2006 that are recognized as income tax benefit.

If still available under New Jersey law, we will attempt to sell our remaining tax losses in 2009. We can not be assured that the New Jersey program will continue next year, nor can we estimate what percentage of our saleable tax benefits New Jersey will permit us to sell, how much money will be received in connection with the sale, if we will be able to find a buyer for our tax benefits or if such funds will be available in a timely manner.

Net loss

Genta incurred a net loss of $505.8 million, or $455.09 per share, for 2008, $23.3 million, or $39.36 per share, for 2007 and $56.8 million, or $125.88 per share, for 2006.

The larger net loss in 2008 compared to 2007 is primarily due to the fair value charge of the conversion feature liability of $460.0 million, the amortization of deferred financing costs and debt discount of $11.2 million, the expenses resulting from the reduction in our office space of $3.3 million, the fair value charge of the warrant liability of $2.0 million, the recognition of $2.5 million in March 2008 for license payments on tesetaxel, $1.0 million in accrued milestone payments related to tesetaxel and higher expenses resulting from the AGENDA clinical trial, slightly offset by lower compensation expense resulting from the two reductions in workforce, as well as lower administrative expenses.

The lower net loss in 2007 compared to 2006 is primarily due to a comparison with a prior year that reflected a buildup of sales, marketing and manufacturing expenses incurred in anticipation of a possible commercial launch of Genasense®. In addition, the lower loss in 2007 reflects our staff reduction in December 2006, lower share-based compensation expense, lower depreciation expense and includes a benefit of $4.2 million due to a reduction in the provision for settlement of litigation.

Critical Accounting Policies

Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements. In preparing our financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that, among other things, affect the reported amounts of assets and liabilities and reported amounts of revenues and expenses. These estimates are most significant in connection with our critical accounting policies, namely those of our accounting policies that are most important to the portrayal of our financial condition and results and require management’s most difficult, subjective or complex judgments. These judgments often result from the need to make estimates about the effects of matters that are inherently uncertain. Actual results may differ from those estimates under different assumptions or conditions. We believe that the following represents our critical accounting policies:

•
Going concern. Our recurring losses from operations and negative cash flows from operations raise substantial doubt about our ability to continue as a going concern and as a result, our independent registered public accounting firms included an explanatory paragraph in their reports on our consolidated financial statements for the years ended December 31, 2008 and December 31, 2007 with respect to this uncertainty. We have prepared our financial statements on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might be necessary should we be unable to continue in existence.

•
Revenue recognition. We recognize revenue from product sales when title to product and associated risk of loss has passed to the customer and we are reasonably assured of collecting payment for the sale. All revenue from product sales are recorded net of applicable allowances for returns, rebates and other applicable discounts and allowances. We allow return of our product for up to twelve months after product expiration.

•	Research and development costs. All such costs are expensed as incurred, including raw material costs required to manufacture drugs for clinical trials.

•	Estimate of fair value of convertible notes and warrant. We use a Black-Scholes model to estimate the fair value of our convertible notes and warrant.

Liquidity and Capital Resources

At December 31, 2008, we had cash, cash equivalents and marketable securities totaling $4.9 million, compared with $7.8 million at December 31, 2007, reflecting the net proceeds from the placement of $20 million of notes on June 9, 2008 offset by funds used in operating our company. During 2008, cash used in operating activities was $25.7 million compared with $31.7 million in 2007, reflecting our efforts to lower our spending.

On June 9, 2008, we issued 2-year senior convertible promissory notes bearing interest at an annual rate of 15%, payable at quarterly intervals in stock or cash at our option and the notes are convertible into shares of Genta common stock at a conversion rate of 10,000 shares of common stock for every $1,000.00 of principal. Holders of the notes have the right, but not the obligation, for the following 12 months following the initial closing date to purchase in whole, or in part, up to an additional $20 million of the notes. We have the right to force conversion of the notes in whole, or in part, if the closing bid price of our common stock exceeds $0.50 for a period of 20 consecutive trading days. Certain members of our senior management participated in this offering. The notes are secured by a first lien on all of our assets. In addition, the notes prohibit any additional financing without the approval of holders of more than two-thirds of the principal amount of the notes.

The notes included certain events of default, including a requirement that we obtain stockholder approval within a specified period of time to amend our certificate of incorporation to authorize additional shares of common stock. On October 6, 2008, at the Annual Meeting of Stockholders, our stockholders approved an amendment to Genta’s Restated Certificate of Incorporation, as amended, to increase the total number of authorized shares of capital stock available for issuance from 255,000,000, consisting of 250,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, to 6,005,000,000, consisting of 6,000,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock.

In accordance with the terms of the notes, we elected to pay interest due on the notes on December 9, 2008 in shares of our common stock to all noteholders where the issuance of the shares would not cause the noteholder to beneficially own more than 4.999% of our outstanding common stock. Accordingly, on December 9, 2008, we issued 80,000 shares and $0.1 million to satisfy our interest payment.

Through December 31, 2008, our noteholders have voluntarily converted approximately $4.5 million of our convertible notes, resulting in us issuing 8.9 million shares of common stock.  From January 1, 2009 through February 4, 2009, holders of convertible notes have voluntarily converted approximately $4.6 million of their notes, resulting in an issuance of 9.2 million shares of common stock.

Upon the occurrence of an event of default, holders of the notes have the right to require us to prepay all, or a portion, of their notes as calculated as the greater of (a) 150% of the aggregate principal amount of the note plus accrued interest or (b) the aggregate principal amount of the note plus accrued interest divided by the conversion price; multiplied by a weighted average price of our common stock. Pursuant to a general security agreement, entered into concurrently with the notes, the notes are secured by a first lien on all of our assets.

In February 2008, the Company sold 0.1 million shares of the Company’s common stock at a price of $25.00 per share, raising approximately $3.1 million, before estimated fees and expenses.

Effective May 7, 2008, we moved the trading of our common stock from The NASDAQ Capital Markets to the Over-the-Counter Bulletin Board (OTCBB) maintained by FINRA (formerly, the NASD). This action was taken pursuant to receipt of notification from the NASDAQ Listing Qualifications Panel that we had failed to demonstrate our ability to sustain compliance with the $2.5 million minimum stockholders’ equity requirement for continued listing on The NASDAQ Capital Markets. On July 10, 2008, we received notification from The NASDAQ Capital Market that The NASDAQ Capital Market had determined to remove our common stock from listing on such exchange.  The delisting was effective at the opening of the trading session on July 21, 2008.

In March 2007, we sold 0.1 million shares of our common stock at a price of $108.00 per share, raising net proceeds of $10.2 million.

During 2007, the Company issued notes payable to finance premiums for its corporate insurance policies of $1.1 million at interest rates running from 5.2% to 5.9%. Payments were scheduled for seven or ten equal monthly installments for the notes initiated in 2007. The remaining balance on the notes payable was $0.5 million at December 31, 2007, which was then fully paid off during 2008.

Presently, with no further financing, we project that we will run out of funds in January 2010.  If we are unable to raise additional financing, we could be required to reduce our spending plans, reduce our workforce, license to others products or technologies we would otherwise seek to commercialize ourselves and sell certain assets. There can be no assurance that we can obtain financing, if at all, on terms acceptable to us.

Irrespective of whether an NDA or MAA for Genasense® are approved, we will require additional cash in order to maximize this commercial opportunity and continue its clinical development opportunities. We have had discussions with other companies regarding partnerships for the further development and global commercialization of Genasense®. Additional alternatives available to us to sustain our operations include financing arrangements with potential corporate partners, debt financing, asset-based loans, royalty-based financing, equity financing and other sources. However, there can be no assurance that any such collaborative agreements or other sources of funding will be available on favorable terms, if at all.

We anticipate seeking additional product development opportunities through potential acquisitions or investments. Such acquisitions or investments may consume cash reserves or require additional cash or equity. Our working capital and additional funding requirements will depend upon numerous factors, including: (i) the progress of our research and development programs; (ii) the timing and results of pre-clinical testing and clinical trials; (iii) the level of resources that we devote to sales and marketing capabilities; (iv) technological advances; (v) the activities of competitors; (vi) our ability to establish and maintain collaborative arrangements with others to fund certain research and development efforts, to conduct clinical trials, to obtain regulatory approvals and, if such approvals are obtained, to manufacture and market products and (vii) legal costs and the outcome of outstanding legal proceedings.

Contractual Obligations

Future contractual obligations at December 31, 2008 are as follows ($ thousands):

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Uncertain tax positions*	$841	$841	$0	$0	$0
Operating lease obligations	2,859	706	2,153	0	0
Maturity of convertible notes	15,540	0	15,540	0	0
License obligations to Daiichi Sankyo	2,125	2,125	0	0	0
Total	$21,365	$3,672	$17,693	$0	$0
* see Note 13 to the Consolidated Financial Statements

Virtually all of the operating lease obligations result from our lease of approximately 25,000 square feet of office space in Berkeley Heights, New Jersey. Our lease on this space terminates in 2010. In May 2008, we entered into an amendment of our lease agreement with The Connell Company, (Connell) whereby the lease for one floor of our office space was terminated. We agreed to pay Connell a payment of $2.0 million upon the earlier of July 1, 2009 or our receipt of at least $5.0 million in upfront cash from a business development deal. In February 2009, we entered into another amendment of our agreement with Connell whereby our future payment of $2.0 million is now payable on January 1, 2011. We will pay 6.0% interest in arrears to Connell from July 1, 2009 through the new payment date. The initial interest payment of approximately $30,000 will be payable as of October 1, 2009.

On June 9, 2008, we issued senior convertible promissory notes maturing on June 9, 2010, (see Note 12 to the Consolidated Financial Statements). Holders of the notes have the right, but not the obligation, to convert their notes, or a portion of their notes, in to shares of Genta common stock at a present conversion rate of 10,000 shares of common stock for every $1,000 of principal. The amount in the table above, $15.5 million, is the face value of convertible notes outstanding at December 31, 2008. This amount would be due on June 9, 2010 assuming no voluntary conversions by noteholders prior to the maturity date.  As of February 4, 2009, the amount is $10.9 million.

On March 7, 2008, we entered into a license agreement with Daiichi Sankyo Company, Limited, a Japanese corporation based in Tokyo, Japan, whereby we obtained the exclusive license for tesetaxel. Pursuant to the agreement, as of December 31, 2008, we owe Daiichi Sankyo two installments of $562,000 and an earned milestone payment of $1.0 million. The agreement also provides for additional payments by us upon achievement of certain clinical and regulatory milestones and royalties on net product sales. The agreement provides provisions whereby failure to make timely payments to Daiichi Sankyo may provide grounds for termination of the agreement.

Not included in the above table are any Genasense® bulk drug purchase obligations to Avecia per the terms of the Manufacturing and Supply Agreement entered into between Avecia and Genta in May 2008. The agreement calls for Genta to purchase a percentage of its global Genasense® bulk drug requirements from Avecia during the term of the agreement. Due to the uncertainties regarding the timing of any Genasense® approval and sales/volume projections, specific obligation amounts cannot be estimated at this time. Due to past purchases of Genasense® bulk drug substance, the Company has access to sufficient drug for its current needs. In addition, not included in the above table are potential milestone payments to be made to Emisphere and other suppliers of services, since such payments are contingent on the occurrence of certain events.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On July 16, 2008, following an extensive review and request-for-proposal process, our Audit Committee determined not to renew our engagement of Deloitte & Touche LLP as our independent registered public accounting firm and dismissed them as our auditors. On July 16, 2008, the Audit Committee recommended and approved the appointment of Amper, Politziner & Mattia, LLP  as our auditors for the fiscal year ending December 31, 2008, commencing immediately on such date.

No accountant’s report issued by Deloitte & Touche LLP on the financial statements for either of the two (2) fiscal years ended December 31, 2007 and December 31, 2006 contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles, except that Deloitte & Touche LLP’s report on our consolidated financial statements as of and for the year ended December 31, 2007 contained an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern as a result of recurring losses and negative cash flows from operations.

During each of the fiscal years ended December 31, 2007 and December 31, 2006 and the subsequent interim period from January 1, 2008 through our notice to Deloitte & Touche LLP of its non-renewal on July 16, 2008: (i) there were no disagreements with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement, if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused it to make reference to the subject matter of the disagreement in connection with its reports; and (ii) there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K). In addition, Deloitte & Touche LLP’s reports on our financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. Deloitte & Touche LLP’s reports on our financial statements did include an explanatory paragraph relating to our ability to continue as a going concern and our adoption of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, effective January 1, 2006, and Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement no. 109, effective January 1, 2007.

During our fiscal years ended December 31, 2006 and December 31, 2007 and the subsequent interim period from January 1, 2008 through the engagement of Amper, Politziner & Mattia, LLP on July 16, 2008, we did not consult with Amper, Politziner & Mattia, LLP regarding the application of accounting principles to a specified transaction, either completed or proposed; the type of audit opinion that might be rendered on our consolidated financial statements, or any matter that was either the subject of disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K; or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our carrying values of cash, marketable securities, accounts payable, accrued expenses and debt are a reasonable approximation of their fair value. If our stock price were to increase, the Black Scholes model will calculate a higher estimate of the fair value of our convertible notes and warrant. If our stock price were to decrease, the Black Sholes model will calculate lower values. The estimated fair values of financial instruments have been determined by us using available market information and appropriate valuation methodologies (See Note 1 to our Consolidated Financial Statements for the Years Ended December 31, 2008, 2007 and 2006). We have not entered into and do not expect to enter into, financial instruments for trading or hedging purposes. We do not currently anticipate entering into interest rate swaps and/or similar instruments.

Our primary market risk exposure with regard to financial instruments is to changes in interest rates, which would impact interest income earned on such instruments. We have no material currency exchange or interest rate risk exposure as of December 31, 2008. Therefore, there will be no ongoing exposure to a potential material adverse effect on our business, financial condition or results of operation for sensitivity to changes in interest rates or to changes in currency exchange rates.

MANAGEMENT

Our Directors and executive officers, their age, positions, the dates of their initial election or appointment as Directors or executive officers, and the expiration of the terms are as follows:

Name	Age	Position With The Company
Raymond P. Warrell, Jr., M.D.	60	Chairman and Chief Executive Officer
Gary Siegel	51	Vice President, Finance
Loretta M. Itri, M.D., F.A.C.P.	60	President Pharmaceutical Development and Chief Medical Officer
W. Lloyd Sanders	48	Sr. Vice President and Chief Operating Officer
Christopher P. Parios	68	Director
Daniel D. Von Hoff, M.D.	61	Director
Douglass G. Watson	64	Director

All directors hold office until the annual meeting next following their election and/or until their successors are elected and qualified. Officers are elected annually by the Board of Directors (the “Board”) and serve at the discretion of the Board. Information with respect to the business expenses and affiliation of our directors and executive officers is set forth below:

Raymond P. Warrell, Jr., M.D., 60, has been our Chief Executive Officer and a member of our Board since December 1999 and our Chairman since January 2001. From December 1999 to May 2003, he was also our President. From 1978 to 1999, Dr. Warrell was associated with the Memorial Sloan-Kettering Cancer Center in New York, where he held tenured positions as Member, Attending Physician, and Associate Physician-in-Chief, and with the Joan and Sanford Weill Medical College of Cornell University, where he was Professor of Medicine. Dr. Warrell also has more than 20 years of development and consulting experience in pharmaceuticals and biotechnology products. He was a co-founder and chairman of the scientific advisory board of PolaRx Biopharmaceuticals, Inc., which developed Trisenox®, a drug for the treatment of acute promyelocytic leukemia, which is now marketed by Cephalon, Inc. Dr. Warrell holds or has filed numerous patents and patent applications for biomedical therapeutic or diagnostic agents. He has published more than 100 peer-reviewed papers and more than 240 book chapters and abstracts, most of which are focused upon drug development in tumor-related diseases. Dr. Warrell is a member of the American Society of Clinical Investigation, the American Society of Hematology, the American Association for Cancer Research and the American Society of Clinical Oncology. Among many awards, he has received the U.S. Public Health Service Award for Exceptional Achievement in Orphan Drug Development from the FDA. He obtained a B.S. in Chemistry from Emory University, a M.D. from the Medical College of Georgia, and a M.B.A. from Columbia University Graduate School of Business. Dr. Warrell is married to Dr. Loretta M. Itri, President, Pharmaceutical Development and Chief Medical Officer of Genta.

Gary Siegel, 51, joined Genta in May 2003 as Director, Financial Services, was appointed Senior Director, Financial Services in April 2004 and was appointed Vice President, Finance in September 2007. During his tenure at Genta, Mr. Siegel has been accountable for the day-to-day accounting and financial operations of the Company including public and management reporting, treasury operations, planning, financial controls and compliance. Mr. Siegel became an executive officer of the Company and assumed the role of interim Principal Accounting Officer, interim Principal Financial Officer and interim Corporate Secretary, effective February 29, 2008. Prior to joining Genta, he worked for two years at Geller & Company, a private consulting firm, where he led the management reporting for a multi-billion dollar client. His twenty-two years of experience in the pharmaceutical industry include leadership roles at Warner-Lambert Company and Pfizer Inc., where he held positions of progressively increasing levels of responsibility including Director, Corporate Finance and Director, Financial Planning & Reporting.

Loretta M. Itri, M.D., F.A.C.P., 60, has been our President, Pharmaceutical Development and Chief Medical Officer since May 2003, prior to which she was Executive Vice President, Pharmaceutical Research and Development and Chief Medical Officer. Dr. Itri joined Genta in March 2001. Previously, Dr. Itri was Senior Vice President, Worldwide Clinical Affairs, and Chief Medical Officer at Ortho Biotech Inc., a Johnson & Johnson company. As the senior clinical leader at Ortho Biotech and previously at J&J’s R.W. Johnson Pharmaceutical Research Institute (PRI), she led the clinical teams responsible for NDA approvals for Procrit® (epoetin alpha), that company’s largest single product. She had similar leadership responsibilities for the approvals of Leustatin®, Renova®, Topamax®, Levaquin®, and Ultram®. Prior to joining J&J, Dr. Itri was associated with Hoffmann-La Roche, most recently as Assistant Vice President and Senior Director of Clinical Investigations, where she was responsible for all phases of clinical development programs in immunology, infectious diseases, antivirals, AIDS, hematology and oncology. Under her leadership in the areas of recombinant proteins, cytotoxic drugs and differentiation agents, the first successful Product License Application (PLA) for any interferon product (Roferon-A®; interferon alfa) was compiled. Dr. Itri is married to Dr. Warrell, our Chief Executive Officer and Chairman.

W. Lloyd Sanders, 48, assumed the position of Senior Vice President and Chief Operating Officer in March 2008. He had been our Senior Vice President, Commercial Operations since October 2006. Mr. Sanders joined Genta in January 2006 as Vice President, Sales and Marketing. He has twenty years of experience in the pharmaceutical industry. Prior to joining Genta, Mr. Sanders was associated with Sanofi-Synthelabo, and subsequently Sanofi-Aventis. From October 2004 through January 2006 he was Vice-President, Oncology Sales for the combined companies. In that role, he had key product sales responsibility for Eloxatin® (oxaliplatin), Taxotere® (docetaxel), Anzemet® (dolasetron mesylate), and ELITEK® (rasburicase). He led the successful restructuring, integration, deployment, strategic development, and tactical execution of the merged companies’ sales forces. He was responsible for national account GPO contracting strategy and negotiations, and he shared responsibility for oncology sales training and sales operations. From October 2002 through October 2004, Mr. Sanders was Area Vice President, Oncology Sales. He led the 110-member team that achieved record sales for an oncology product launch with Eloxatin®. From 1987 until 2002, he held positions of progressively increasing levels of responsibility at Pharmacia, Inc. (now Pfizer), most recently as Oncology Sales Director, West/East. Mr. Sanders holds a Bachelor of Business Administration from Memphis State University.

Christopher P. Parios, 68, has been a member of our Board since September 2005. Mr. Parios has more than thirty-seven years of pharmaceutical industry experience, including product development, marketing and promotion, strategy and tactic development, and managing pharmaco-economic and reimbursement issues. He has worked with many of the major companies in the pharmaceutical industry including Hoffmann-LaRoche, Ortho-McNeil, Pfizer, Novartis, Schering Plough, Janssen, Ortho Biotech, and Bristol-Myers Squibb. For the period 1997 to May of 2008, Mr. Parios was Executive Director of The Dominion Group, an independent healthcare consulting firm that specializes in market research, strategic planning, and competitive intelligence monitoring. In this role, he was responsible for the full range of market research, consulting, and business planning activities to facilitate informed business decisions for clients regarding product development, acquisitions, product positioning, and promotion. Mr. Parios continues to consult with the Dominion Group on a part-time basis. Previously, Mr. Parios was President and Chief Operating Officer of the Ferguson Communication Group, as well as Vice Chairman of the parent company, CommonHealth USA, a leading full-service communications resource for the healthcare industry. Mr. Parios was a partner in Pracon, Inc., a health-care marketing consulting firm from 1982 to 1991, and helped engineer the sale of that firm to Reed-Elsevier in 1989. Over a twenty-year period, Mr. Parios held progressively senior positions at Hoffmann-LaRoche, Inc., most recently as Director of New Product Planning and Regulatory Affairs Management. This group established the project management system for drug development at Roche and coordinated developmental activities for such products as Versed®, Rocephin®, Roferon®, Accutane®, Rimadyl®, and Tegison®. Mr. Parios was also a member of the corporate team responsible for domestic and international product and technology licensing activities.

Daniel D. Von Hoff, M.D., F.A.C.P., 61, has been a member of our Board since January 2000. Since November 2002, he has been Physician in Chief and Director of Translational Research at Translational Genomics Research Institute’s (Tgen) in Phoenix, Arizona. He is also Chief Scientific Officer for US Oncology since January 2003 and he is also the Chief Scientific Officer, Scottsdale Clinical Research Institute since November 2005. Dr. Von Hoff’s major interest is in the development of new anticancer agents, both in the clinic and in the laboratory. He and his colleagues were involved in the beginning of the development of many of the agents now used routinely, including: mitoxantrone, fludarabine, paclitaxel, docetaxel, gemcitabine, CPT-11, and others. At present, he and his colleagues are concentrating on the development of molecularly targeted therapies. Dr. Von Hoff’s laboratory interests and contributions have been in the area of in vitro drug sensitivity testing to individualize treatment for the patient. He and his laboratory are now concentrating on discovery of new targets in pancreatic cancer. Dr. Von Hoff has published more than 531 papers, 129 book chapters, and more than 891 abstracts. Dr. Von Hoff was appointed to President Bush’s National Cancer Advisory Board for June 2004 — March 2010. Dr. Von Hoff is the past President of the American Association for Cancer Research, a Fellow of the American College of Physicians, and a member and past board member of the American Society of Clinical Oncology. He is a founder of ILEX™ Oncology, Inc. (acquired by Genzyme). He is founder and the Editor Emeritus of Investigational New Drugs — The Journal of New Anticancer Agents; and, Editor-in-Chief of Molecular Cancer Therapeutics.

Douglas G. Watson, 64, has been a member of our Board since April 2002 and was appointed Vice Chairman of our Board and Lead Director in March 2005. From 1999 through the present, Mr. Watson is the founder and has served as Chief Executive Officer of Pittencrieff Glen Associates, a leadership and management-consulting firm. Prior to taking early retirement in 1999, Mr. Watson spent 33 years with Geigy/Ciba-Geigy/Novartis, during which time he held a variety of positions in the United Kingdom, Switzerland and the United States. From 1986 to 1996, he was President of Ciba U.S. Pharmaceuticals Division, and in 1996 he was appointed President & Chief Executive Officer of Ciba-Geigy Corporation. During this ten-year period, Mr. Watson was an active member of the Pharmaceutical Research & Manufacturers Association board in Washington, DC. Mr. Watson became President & Chief Executive Officer of Novartis Corporation in 1997 when the merger of Ciba-Geigy & Sandoz was approved by the Federal Trade Commission. Mr. Watson is currently Chairman of the Board of OraSure Technologies Inc., and Chairman of the Board of Javelin Pharmaceuticals Inc. He also serves on the boards of Dendreon Corporation and BioMimetic Therapeutics Inc.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Program

The Compensation Committee, also referred to herein as the Committee, of the Board of Directors has responsibility for overseeing our compensation and benefit policies, evaluating senior executive performance, and determining compensation for our senior executives, including our executive officers. The Committee ensures that the total compensation paid to executive officers is fair, reasonable and competitive.

The individuals who serve as our Chairman of the Board and Chief Executive Officer (CEO), and the Chief Financial Officer (CFO), as well as the other individuals included in the Summary Compensation Table below, are referred to as the “executive officers”.

Compensation Philosophy and Objectives

Our compensation philosophy is based on our belief that our compensation programs should: be aligned with stockholder’s interests and business objectives; reward performance; and be externally competitive and internally equitable. We seek to achieve three objectives, which serve as guidelines in making compensation decisions:

•	Providing a total compensation package which is competitive and therefore, enables us to attract and retain, high-caliber executive personnel;

•	Integrating compensation programs with our short-term and long-term strategic plan and business objectives; and

•	Encouraging achievement of business objectives and enhancement of stockholder value by providing executive management long-term incentive through equity ownership.

Role of Executive Officers in the Compensation Decisions

The Committee makes all compensation decisions regarding the compensation of our executive officers. The CEO reviews the performance of our executive officers and except for the President, Pharmaceutical Development & Chief Medical Officer (President), who is the spouse of the CEO, the CEO makes recommendations to the Committee based on these reviews, including salary adjustments, variable cash awards and equity awards. The Committee can exercise its discretion in modifying any recommended adjustments or awards to executives. With respect to the President, the Committee in its sole discretion determines the amount of any adjustments or awards.

Establishing Executive Compensation

Compensation levels for our executive officers are determined through comparisons with other companies in the biotechnology and pharmaceutical industries, including companies with which we compete for personnel. To determine external competitiveness practices relevant to the executive officers, we review data from two industry surveys of executive compensation: Radford Biotechnology Compensation Survey and Organization Resources Counselors (collectively, External Market Data). In addition, in 2007 the Committee retained Towers Perrin, a leading compensation consultant with expertise in biopharmaceutical industry compensation practices, to assist in its analysis of executive compensation. Towers Perrin provided a third-party perspective based on their extensive knowledge of the industry and they advised the Committee of developments in the design of compensation programs and provided benchmarks against which we compare our total compensation packages. Towers Perrin conducted a peer group analysis in order to weigh the competitiveness of the Company’s overall compensation arrangements in relation to comparable biopharmaceutical companies. The peer companies were: Allos Therapeutics, Ariad Pharmaceuticals, Avalon Pharmaceuticals, Cell Genesys, Cell Therapeutics, Favrille, Hana Biosciences, Introgen Therapeutics, NeoPharm, Pharmacyclics, Poniard Pharmaceuticals, Spectrum Pharmaceuticals, Telik and Vion Pharmaceuticals. These companies were selected for the peer group because, like Genta, they were oncology focused, public pharmaceutical companies with products in mid to late-stage development.

In 2008, the Committee retained Aon Radford Consulting (a nationally recognized compensation consulting firm with specific expertise in dealing with the equity issues of biopharmaceutical companies) to conduct a review of market trends related to equity compensation in consideration of the fact that the Company’s 1998 Plan would be expiring in May 2008.  The peer group companies used for that analysis were: Access Pharmaceuticals, Inc., AMDL, Inc., Celsion Corp., Idera Pharmaceuticals, Inc., Infinity Pharmaceuticals, Inc., Opexa Therapeutics, Inc., Oscient Pharmaceuticals Corp., Poniard Pharmaceuticals, Inc., SEQUENOM, Inc. and Targeted Genetics Corp. These companies were selected because, like Genta, they were oncology focused, public pharmaceutical companies with products in mid to late-stage development.

It is the Committee’s objective to target total annual compensation of each executive officer at a level between the 50th and 75th percentiles for comparable positions. However, in determining the compensation for each executive officer, the Committee also considers a number of other factors including: an evaluation of the responsibilities required for each respective position, individual experience levels and individual performance and contributions toward achievement of our business objectives. There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Instead, the Committee determines the mix of compensation for each executive officer based on its review of the competitive data and its analysis of that individual’s performance and contribution to our performance. In addition, in light of our stage of development, considerable emphasis is placed on equity-based compensation in an effort to preserve cash to finance our research and development efforts.

Other Factors Considered in Establishing 2008 Compensation for Executive Officers

Our potential products are in various stages of research and development and limited revenues have as yet been generated from product sales. As a result, the use of traditional performance standards, such as corporate profitability, is not believed to be appropriate in the evaluation of the performance of us or our individual executives. The compensation of our executive officers is based, in substantial part, on industry compensation practices, trends noted (in the External Market Data, peer group analysis and by Towers Perrin), as well as the extent to which business and the individual executive officers’ objectives are achieved. Such objectives are established and modified as necessary to reflect changes in market conditions and other factors. Individual performance is measured by reviewing whether these objectives have been achieved.

Among the significant business objectives achieved during 2008 were the following: 75% enrollment of the Phase 3 AGENDA trial of Genasense® in patients with advanced melanoma; the licensing of the drug, tesetaxel from Daiichi Sankyo, obtaining from the FDA a lifting of the clinical hold on tesetaxel, Orphan Drug designation by the FDA for tesetaxel as treatment for advanced melanoma and preparations for the resumption of clinical trials for tesetaxel; the sale of 122,000 shares of our common stock, raising net proceeds of $2.9 million and the sales of $20 million of senior convertible notes, raising net proceeds of $18.7 million. These milestones enabled continued progress towards the commercialization and development of Genasense® and tesetaxel, and were considered carefully in evaluating executive performance and making determinations regarding executive compensation. However, three significant factors warranted very substantial weight in evaluating our business performance and in making executive compensation decisions. These factors were: 1) our receipt of a complete response letter from the FDA regarding our amended New Drug Application (NDA) for the use of Genasense® plus chemotherapy in patients with chronic lymphocytic leukemia (CLL) determining that FDA cannot approve the NDA in its present form and suggested the need for an additional clinical study; 2) our inability to close a licensing or partnership deal for Genasense®, tesetaxel, Ganite® or G4544 before the close of the fiscal year ; and 3) our inability to raise additional operating capital before the close of the fiscal year.

The Committee reviewed peer analysis data, the compensation history of each executive officer including their annual salary, cash incentive bonus and stock option awards. Due to our failure to meet critical business and financial objectives (as described above), Dr. Warrell recommended that, for the second year in a row, there not be any annual salary increases and that no incentive bonuses be paid to any employee, including executive officers and the Committee approved Dr. Warrell’s recommendation. No year-end stock option grants were made at the end of 2008 because we do not have a stock incentive plan. Due to our depressed stock price and the two-year freeze on annual salaries (Dr. Warrell’s salary was decreased by 15% by the Committee effective January 1, 2008), the equity-based long-term incentive compensation and total compensation level (annual salary, incentive bonus and equity based compensation) for each of the executive officers was below the median (50th percentile). The Committee also considered Drs. Warrell and Itri’s voluntary deferral of the cash portion of their salaries for the period from April 19, 2008 through August 17, 2008 in order to conserve cash. The deferred amounts, totaling approximately $816,000 have been accrued as a liability and have not been paid.

Elements of Executive Compensation

Our compensation package for executive officers generally consists of annual cash compensation, which includes both fixed (annual salary) and variable (cash incentive bonus program) elements; long-term compensation in the form of stock options and other perquisites. The main components are annual salary, cash incentive bonus and stock options, all of which are common elements of executive compensation pay in general and throughout the biotechnology and pharmaceutical industry.

Annual Salary

We pay an annual salary to our employees and the executive officers as consideration for fulfillment of certain roles and responsibilities. Changes in annual salaries for executive officers, if any, are generally effective at the beginning of each year. As noted above, there were no annual salary increases for 2009 or 2008.

Increases to annual salary reflect a reward and recognition for successfully fulfilling the position’s role and responsibilities, the incremental value of the experience, knowledge, expertise and skills the individual acquires and develops during employment with us and adjustments as appropriate based on external competitiveness and internal equity. In consideration of our cash resources, there were no salary increases for 2009 or 2008 and Dr. Warrell’s base salary was decreased by the Committee by 15% effective January 1, 2008. In order to further conserve our cash resources, Drs. Warrell and Itri deferred the cash portions of their salaries from April 19, 2008 through August 17, 2008, and again agreed to defer a portion of their salaries effective January 5, 2009.

Cash Incentive Bonus Program

The target cash incentive bonus program award for the CEO (forty percent of annual salary) and the President (thirty percent of annual salary) is based on the terms of their employment agreements. The Committee determines the annual target for the other executive officers each year based on external competitiveness and internal equity. Based on the External Market Data, the target amounts for executive officers who were Senior Vice Presidents and Vice Presidents were established at thirty percent and twenty-five percent of annual salary, respectively. As noted above, there were no cash bonuses paid to any of the executive officers for 2008.

Typically, we award cash incentive bonuses to employees, including the executive officers, as a reward and recognition for contributing to our achievement of specific annual business objectives established by the Committee at the beginning of the year. All employees are eligible for a form of cash incentive bonus, although payment of a cash incentive bonus is made at an individual level each year contingent upon our overall performance. However, as described above, our business performance was insufficient in 2008 to warrant the payment of cash incentive bonuses to our employees, including executive officers.

Equity-Based Compensation

We grant equity-based compensation to employees, including executive officers, to attract, motivate, engage and retain highly qualified and highly sought-after employees. We grant equity awards on a broad basis to encourage all employees to work with a long-term view. Stock options are inherently performance-based because they deliver value to the option holder only if the value of our stock increases. Thus, stock options are a potential reward for long-term value creation and serve as an incentive for employees who remain with us to contribute to the overall long-term success of the business. We also award RSUs because we believe RSUs are an appropriate vehicle due to our ongoing concerns over the dilutive effect of option grants on our outstanding shares, our desire to have a more direct correlation between the FAS 123(R) compensation expense we must take for financial accounting purposes and the actual value delivered to our executive officers and other employees and the fact that the incentive effects of RSUs are less subject to market volatility than stock options.  Because equity compensation is a significant component of our compensation package, the Committee adopted our 2009 Stock Incentive Plan which received stockholder approval on August 26, 2009, to replace the Company’s 1998 Stock Incentive Plan and 1998 Non-Employee-Directors Stock Option Plan.

April 2008 Restricted Stock Unit Grants

On April 18, 2008, following careful analysis which included: 1) a review of market trends, including consultation with Aon Radford Consulting (a nationally recognized compensation consulting firm with specific expertise in dealing with the equity issues of biopharmaceutical companies); 2) consideration of the fact that the 1998 Plan would be expiring in May 2008; and 3) the determination that the commitment and motivation of our workforce would be vital to ongoing efforts to commercialize Genasense® and achieve other corporate objectives, management recommended to the Committee that Restricted Stock Units, or RSUs, be issued to certain executive officers and all employees under the 1998 Plan. The Committee reviewed management’s recommendation and approved the April 2008 RSU grants.

Two of the five executive officers received grants under the program. Mr. Sanders and Mr. Siegel received RSU grants of 1,300 and 800 shares, valued on their grant dates at $26,650 and $16,400, respectively. Pursuant to there terms, the RSUs vested 50% on January 15, 2009 and 50% on June 30, 2009. At December 31, 2008, the value of the RSU grants to Messrs. Sanders and Siegel were $176 and $108, respectively.

2007 Stock Incentive Plan and September 2007 Stock Option Grants

In September, 2007, the Board approved a 2007 Stock Incentive Plan, or 2007 Plan, conditioned upon the receipt of stockholder approval by September 17, 2008.  However, due to the marked changes in the general economic environment combined with the deterioration of the price of Genta common stock, the Board elected not to submit the 2007 Plan to stockholders for approval and on September 18, 2008, the 2007 Plan expired.  As a consequence, Genta currently has no forward-looking equity incentive plan at this time.

Acquisition Bonus Plan

In order to retain our executive officers and other employees prior to stockholder approval of the 2007 Plan, the Committee concurrently approved an Acquisition Bonus Plan. Under the program, participants were eligible to receive  a portion of the proceeds realized from a change in control that occurred prior to the earlier of (i) December 31, 2008 or (ii) the approval by our stockholders of the 2007 Plan. On September 27, 2007, our executive officers and employees were granted a number of units in the Acquisition Bonus Plan that corresponded to the number of contingent stock options granted to them under the 2007 Plan. As noted, however, the 2007 plan was never submitted for stockholder approval, and as a consequence the Acquisition Bonus Plan expired December 31, 2008.

2009 Stock Incentive Plan

On July 9, 2009, our Board approved our 2009 Stock Incentive Plan, or the 2009 Plan, subject to stockholder approval at the 2009 Annual Stockholders’ Meeting. The 2009 Plan was intended to serve as a successor to the 1998 Stock Incentive Plan, which terminated on May 28, 2008 and the 1998 Non-Employee Directors Stock Option Plan (the “Director Plan” and, collectively with the 1998 Stock Incentive Plan, the “Predecessor Plans”). Our stockholders approved the 2009 Plan at our Annual Meeting of Stockholders on August 26, 2009.  Upon stockholder approval of the 2009 Plan, the Director Plan was terminated. With the approval of the 2009 Plan, 83,748,929 shares of our common stock was reserved and authorized for issuance under the 2009 Plan. The compensation committee of our Board of Directors administers the 2009 Plan. The following types of awards may be granted under the 2009 Plan: options, stock appreciation rights, stock awards, restricted stock units, dividend equivalent rights and other stock-based awards.

Equity Award Exchange Offer

On July 9, 2009, our Board approved an Equity Award Exchange Offer Program to non-employee Directors whereby each non-employee Director was given the opportunity to exchange their outstanding stock options to purchase shares of Genta common stock for new replacement restricted stock units (“New RSUs”) provided the 2009 Stock Incentive Plan was approved by our stockholders.  The 2009 Stock Incentive Plan was approved by our stockholders on August 26, 2009.  Our outstanding options have exercise prices that are significantly higher than the current market price of our common stock.  For this reason, the Board believes that these options have little or no current value as an incentive to retain and motivate non-employee Directors, and are unlikely to be exercised in the foreseeable future. By making the offer to exchange outstanding options for New RSUs, our Board intends to provide our non-employee Directors with the benefit of receiving equity awards that over time may have a greater potential to increase in value, and thereby create better incentives for our non-employee Directors to remain with us and contribute to the attainment of our business and financial objectives and the creation of value for all of our stockholders.

Grants to Directors under the 2009 Plan

On July 16, 2009 (the "Initial Grant Date"), each individual who (i) was being nominated for re-election as a Director at the Annual Meeting to continue in service as a non-employee Board member following such meeting and (ii) tendered for cancellation his outstanding equity awards pursuant to the Equity Award Exchange Offer (as described above) was automatically granted an award of 695,658 restricted stock units. Each of our Directors participated in the Equity Award Exchange Offer and the restricted stock units granted on the Initial Grant Date vested upon stockholder approval of the 2009 Plan.

Grants to Officers under the 2009 Plan

On August 26, 2009, the Compensation Committee of our Board of Directors awarded the following grants of restricted stock units pursuant to the 2009 Plan, and pursuant to the our option exchange program.  The 2009 Stock Incentive Plan and accompanying option exchange program were approved by the Company’s stockholders at the Annual Meeting of Genta Stockholders on August 26, 2009.

Raymond P. Warrell, Jr. M. D., Chairman and Chief Executive Officer exchanged all of his outstanding options that had been granted pursuant to the Company’s 1998 Stock Incentive Plan, as amended.  In exchange for these options, on August 31, 2009, Dr. Warrell was granted 26,474,679 shares of restricted stock units. These restricted stock units will vest as follows: Sixty percent (60%) of the Initial Grant amount, or 15,884,807 shares shall vest as follows: 25%, or 3,971,202 shares, on the grant date, with the balance of the 60%, or 11,913,605 shares, vesting in thirteen (13) equal portions on quarterly anniversaries from the grant date, so as to be fully vested on December 31, 2012.  Twenty percent (20%) of the Initial Grant or 5,294,936 shares, shall vest on the date the Company has received notice from the U.S. Food and Drug Administration or from the European Medicines Agency that Genasense® has been approved for marketing by U.S. Food and Drug Administration (FDA) or European Medicines Agency (EMEA). Twenty percent (20%) of the Initial Grant, or 5,294,936 shares, shall vest on the date when the market capitalization of the Company first exceeds ten (10) times the market capitalization value as of the Initial Grant date. The market capitalization value shall be calculated for the grant date and for the vesting date using a standard measure of the Company’s daily closing stock price multiplied by the number of shares issued and outstanding on each of those dates. The market capitalization of Genta Incorporated on the Initial Grant date of August 31, 2009 was $50,869,855.58 determined by multiplying the closing stock price of $0.38, as reported by Bloomberg.com, by the number of Genta shares issued and outstanding of 133,868,041, as determined by the Company.

Loretta M. Itri, M.D., President, Pharmaceutical Development and Chief Medical Officer exchanged all of her outstanding stock options that had been granted pursuant to the Company’s 1998 Stock Incentive Plan, as amended. In exchange for these options, on August 31, 2009, Dr. Itri was granted 9,071,990 shares of restricted stock units. These restricted stock units will vest as follows: twenty percent (20%) of the Initial Grant amount, or 1,814,398 shares, shall vest as follows: 25%, or 453,600 shares, on the grant date, with the balance of the 20%, or 1,360,798 shares, vesting in thirteen (13) equal portions on quarterly anniversaries from the grant date, so as to be fully vested on December 31, 2012. Forty percent (40%) of the Initial Grant, or 3,628,796 shares, shall vest on the date the Company has received notice from the FDA that Genasense has been approved for marketing by FDA in the United States.  Forty percent (40%) of the Initial Grant, or 3,628,796 shares, shall vest on the date the Company has received notice from the EMEA that Genasense has been approved for marketing by EMEA in Europe.

W. Lloyd Sanders, Senior Vice President and Chief Operating Officer, exchanged all of his outstanding options that had been granted pursuant to the Company’s 1998 Stock Incentive Plan, as amended.  In exchange for these options, on August 31, 2009, Mr. Sanders was granted 4,412,446 shares of restricted stock units.  These restricted stock units will vest as follows: twenty-five percent (25%) of the shares shall vest as follows:  (i) 367,704 shares on November 21, 2009; (ii) 367,704 shares on March 22, 2010; and (iii) 367,704 shares on May 17, 2010. Twenty-five percent (25%) of the shares shall vest when the gross revenues of all Products owned or in-licensed by Genta and then marketed  by either Genta or any partner licensed to market or co-market such Products (without regard for whether Genta or the partner primarily accounts for such revenues, books such revenues) in any calendar year equals or exceeds $100,000,000.  Such vesting will occur on the date on which the Compensation Committee first certifies the gross revenues as having exceeded $100,000,000 in any calendar year, but in any event no later than 30 days after release of Genta’s quarterly SEC Form 10-Q as evidence this milestone has been achieved.  The remaining shares shall vest in two equal installments on August 31, 2010 and August 31, 2011, respectively.

Gary Siegel, Vice President, Finance, exchanged all of his outstanding stock options that had been granted pursuant to the Company’s 1998 Stock Incentive Plan, as amended.  In exchange for these options, on August 31, 2009, Mr. Siegel was granted 2,941,631 shares of restricted stock units.  These restricted stock units will vest as follows: (i) 245,136 shares will vest on November 21, 2009; (ii) 245,136 shares will vest on March 22, 2010; (iii) 245,136 shares will vest on May 17, 2010; (iv) twenty-five percent (25%) will vest on August 31, 2010; (v) twenty-five percent (25%) will vest on August 31, 2011; and (vi) twenty-five percent (25%) will vest on August 31, 2012.

Determining The Timing And Exercise Price Of Equity-Based Compensation

There is no established practice of timing equity grants in advance of the release of favorable financial results or adjusting the award date in connection with the release of unfavorable financial developments affecting our business. Stock option grants to Section 16 officers are made only at duly convened meetings of the Compensation Committee. Performance awards for existing executive officers and employees are typically made in connection with the annual review process which occurs in January each year. Options or RSUs relating to these performance awards are then usually granted in the January meeting of the Committee. Equity awards for newly hired executives are typically made at the next scheduled Committee meeting following the executive’s hire date. It is our intent that all stock option grants have an exercise price per share equal to the closing selling price per share on the grant date.

Retirement Benefits

All employees are eligible to participate in the Genta Incorporated Savings & Retirement Plan (Savings Plan), a tax-qualified retirement savings plan, which allows contributions to the Savings Plan on a before-tax basis in an amount up to the lesser of 50% of the employee’s annual salary or a limit prescribed by the Internal Revenue Service.  All contributions to the Savings Plan are fully vested upon contribution. We provide retirement benefits to our employees because we believe retirement benefits are an integral part of employee benefit programs within the biotechnology and pharmaceutical industry.

Perquisites

None of our executive officers other than our Chief Executive Officer and President, Pharmaceutical Development and Chief Medical Officer have perquisites in excess of $10,000 in annual value. Our Chief Executive Officer and President, Pharmaceutical Development and Chief Medical Officer have employment agreements that provide for the perquisites discussed under the heading “Employment Agreements”.

Severance Benefits

We have adopted a severance pay program for nearly all of our employees, including executive officers, except for Drs. Itri and Warrell, who are eligible for severance benefits under the terms of their employment agreements as described below. The severance pay program is intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored workforce reduction or a change in control of our company. In addition, for executives, the program is intended to align executive and stockholder interests by enabling executives to consider corporate transactions that are in the best interests of the stockholders and other of our constituents without undue concern over whether the transactions may jeopardize the executive’s own employment.

These arrangements, like other elements of executive compensation, are structured with regard to practices at comparable companies for similarly-situated officers and in a manner we believe is likely to attract and retain high quality executive talent.

Although there are some differences in the benefit levels depending on the employee’s job level, the basic elements are comparable for all employees, except for Drs. Itri and Warrell as noted above, and for Messrs. Sanders and Siegel, as noted below:

•
Double trigger. Unlike “single trigger” plans that pay out immediately upon a change in control, Genta’s severance pay program requires a “double trigger” — a change in control followed by an involuntary loss of employment within one year thereafter. This is consistent with the purpose of the program, which is to provide employees with financial protection upon loss of employment.

•
Covered terminations. Employees may be eligible for payments, if there is either a workforce reduction or if within one year of a change in control, their employment is terminated without cause by the Company.

•	Severance payment. Subject to signing a release, eligible terminated employees may receive severance.

•	Benefit continuation. Subject to signing a release, basic health and dental insurance may be continued following termination of employment.

•	Accelerated vesting of equity awards. Upon a change in control, any unvested equity awards become vested.

Certain Severance Arrangements

In the event of their termination as a result of a reduction in force or change in control, Mr. Sanders and Mr. Siegel are eligible for up to 24 weeks of severance equal to $131,538 and $96,923, respectively, paid in portions on a bi-weekly basis and not as a lump sum. Mr. Sanders and Mr. Siegel are also eligible to continue their health/dental benefits at the Company’s expense for up to four months, with an estimated value of $7,116 each. Drs. Itri’s and Warrell’s eligibility for severance payments are described under the heading “Employment Agreements”.

Deductibility of Executive Compensation

 Section 162(m) of the Internal Revenue Code disallows a tax deduction to publicly held companies for compensation paid to certain of their executive officers, to the extent that compensation exceeds $1.0 million per covered officer in any year. The limitation applies only to compensation that is not considered to be performance-based. The stock options granted to our executive officers have been structured with the objective of qualifying those awards as performance-based compensation. Non-performance-based compensation paid to our executive officers for 2008 did not exceed the $1.0 million limit per covered officer. The RSUs awarded as a component of equity compensation will not qualify as performance-based compensation. However, we believe that in establishing the cash and equity incentive compensation programs for our executive officers, the potential deductibility of the compensation payable under those programs should be only one of a number of relevant factors taken into consideration, and not the sole governing factor. For that reason, we may deem it appropriate to provide one or more executive officers with the opportunity to earn incentive compensation, whether through cash bonus programs tied to our financial performance or through RSUs tied to the executive officer’s continued service, which may, together with base salary, exceed in the aggregate the amount deductible by reason of Section 162(m) or other provisions of the Internal Revenue Code. We believe it is important to maintain cash and equity incentive compensation at the levels needed to attract and retain the executive officers essential to our success, even if all or part of that compensation may not be deductible by reason of the Section 162(m) limitation.

2009 Objectives and Executive Compensation Guidelines

Our business objectives for 2009 include: completing enrollment of the phase 3 AGENDA trial of Genasense® in patients with advanced melanoma; public release of information regarding final analysis of progression-free survival (PFS) from the advanced melanoma trial; initiating and completing enrollment of the Phase I trial of our oral taxane, tesetaxel; and ongoing financing and business development activities that will further the development and commercialization of our products. At present, the 2009 compensation guidelines will be generally comparable to the 2008 guidelines with respect to the following: components of compensation; anticipated salary adjustments; cash incentive bonus targets and equity-based compensation. The Committee will make adjustments if necessary based on their assessment of a variety of factors including: industry trends; competitive market data; business objectives and corporate performance.

Summary Compensation Table

The following table sets forth certain information regarding compensation earned by or paid to our Chief Executive Officer, and other executive officers (collectively, the ‘‘named executive officers’’) during the years ended December 31, 2008, 2007 and 2006, respectively.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Nonqualified Deferred Compensation earnings ($)(3)	All Other Compensation ($)		Total ($)
Raymond P. Warrell, Jr. M.D.	2008	409,662	—	—	446,667	—	—	31,060	(4)	887,389
Chairman and Chief Executive	2007	480,000	—	—	1,139,940	—	—	41,096	(4)	1,661,036
Officer	2006	460,000	—	—	2,743,824	50,000	—	40,462	(4)	3,294,286

Richard J. Moran (5)	2008	61,538	—	—	28,400	—	—	3,077	(6)	93,015
Senior Vice President,	2007	320,000	—	10,463	29,100	—	—	17,261	(6)	376,824
Chief Financial Officer and Corporate Secretary	2006	304,500	—	—	35,900	100,000	—	11,000	(6)	451,400

Gary Siegel	2008	210,000	—	12,551	17,278	—	—	11,518	(7)	251,347
Vice President, Finance	2007	196,846	—	—	32,007	—	—	11,250	(7)	240,103
	2006	183,750	—	—	46,778	66,500	—	11,000	(7)	308,028

Loretta M. Itri, M.D.	2008	467,500	—	—	78,221	—	—	20,061	(8)	565,782
President, Pharmaceutical	2007	467,500	—	—	459,201	—	—	21,836	(8)	948,537
Development and Chief Medical Officer	2006	445,200	—	—	979,852	—	—	19,848	(8)	1,444,900

W. Lloyd Sanders	2008	285,000	—	20,396	39,100	—	—	5,642	(9)	350,138
Senior Vice President and	2007	285,000	—	—	39,100	—	—	40,405	(9)	364,505
Chief Operating Officer	2006	245,000	—	—	36,250	78,000	—	33,579	(9)	392,829

(1)
The amounts reflect the dollar amount recognized for financial statement reporting purposes for the years ended December 31, 2008, 2007 and 2006, respectively, in accordance with FAS 123(R). These figures include amounts from awards granted in 2003, 2004, 2005, 2006 and 2007. Assumptions used in the calculations of these amounts for the years ended December 31, 2006, 2007 and 2008, respectively, are in Note 14 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

(2)	As described above, no payments were made for 2007 or 2008 performance under our cash incentive bonus program.

(3)	Drs. Warrell and Itri deferred a portion of their salaries from April 19, 2008 through August 17, 2008.

(4)
All other compensation for 2008 includes $6,000 for auto allowance, $4,068 for long-term disability (including $1,139 for income tax gross-up), $9,492 for life insurance (including $2,657 for income tax gross-up) and $11,500 Company match to the 401(k) Plan. All other compensation for 2007 includes $6,000 for auto allowance, $13,419 for long-term disability (including $4,641 for income tax gross-up), $10,427 for life insurance, (including $3,592 for income tax gross-up) and $11,250 Company match to the 401(k) Plan. All other compensation for 2006 includes $6,000 for auto allowance, $13,003 for long-term disability (including 4,506 for income tax gross-up), $10,459 for life insurance (including $3,624 for income tax gross-up) and $11,000 Company match to the 401(k) Plan.

(5)	Mr. Moran retired from Genta effective February 29, 2008

(6)
All other compensation for 2008 includes $3,077 Company match to the 401(k) Plan. All other compensation for 2007 includes $6,011 for life insurance (including $2,011 for income tax gross-up) and $11,250 Company match to the 401(k) Plan. All other compensation for 2006 includes $11,000 Company match to 401(k) Plan.

(7)
All other compensation for 2008 includes $1,018 for life insurance, (including $313 for income tax gross-up) and $10,500 Company match to the 401(k) Plan. All other compensation for 2007 includes $11,250 Company match to the 401(k) Plan. All other compensation for 2006 includes $11,000 Company match to the 401(k) Plan.

(8)
All other compensation for 2008 includes $6,605 for long-term disability (including $1,998 for income tax gross-up), $1,956 for life insurance (including $703 for income tax gross-up) and $11,500 Company match to the 401(k) Plan. All other compensation for 2007 includes $6,770 for long-term disability (including $2,161 for income tax gross-up), $3,816 for life insurance (including $1,315 for income tax gross-up) and $11,250 Company match to the 401(k) Plan. All other compensation for 2006 includes $7,028 for long-term disability, (including $2,421 for income tax gross-up), $1,820 for life insurance, (including $627 for income tax gross-up) and $11,000 Company match to the 401(k) Plan.

(9)
All other compensation for 2008 includes $4,326 for long-term disability (including $1,064 for income tax gross-up) and $1,316 Company match to the 401(k) Plan. All other compensation for 2007 includes $4,497 for long-term disability (including $1,235 for income tax gross-up), $24,658 relocation reimbursement (including $6,106 for income tax gross-up) and $11,250 Company match to the 401(k) Plan. All other compensation for 2006 includes $4,370 for long-term disability, (including $1,108 for income tax gross-up), $19,459 relocation reimbursement (including $4,914 for income tax gross-up) and $9,750 Company match to the 401(k) Plan.

Grants of Plan-Based Awards

The following table provides summary information concerning each grant of an award made to a named executive officer in 2008 under a compensation plan (adjusted for the 1-for-50 reverse stock split that became effective on June 26, 2009).

			Estimated Future Payouts Under Non-Equity Incentive			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or	All Other Option Awards: Number of Securities Underlying	Exercise Price of Option	Grant Date Fair Value of Stock and Option
			Plan Awards (1)			Threshold	Target	Maximum	Units	Options	Awards	Awards
Name	Grant Date		Threshold ($)	Target ($)	Maximum ($)	(# Shares)	(# Shares)	(# Shares)	(#)(3)	(#)	($/sh)	($)
Dr. Warrell		(4)	—	3,840	5,760	—	—	—	—	—	—	—
Mr. Moran (3)		(4)	—	1,920	2,560	—	—	—	—	—	—	—
Mr. Siegel	4/11/2008		0	1,050	1,470	0	400	600	800	—	—	16,400
Dr. Itri		(4)	—	2,805	4,675	—	—	—	—	—	—	—
Mr. Sanders	4/11/2008		0	1,710	2,280	0	600	800	1,300	—	—	26,650

(1)
Reflects the range of payouts targeted for 2008 performance under the Genta Cash Incentive Bonus Program, which would ordinarily be paid in January 2009; however, no payments were earned based on 2008 performance.

(2)	Reflects restricted stock units awarded in April 2008, which vested 50% on January 15, 2009 and 50% on June 30, 2009.

(3)	Mr. Moran retired from Genta effective February 29, 2008.

(4)	There were no grants of plan-based awards during 2008.

Equity Award Exchange Offer

On July 9, 2009 our Board approved an Equity Award Exchange Offer Program to non-employee Directors whereby each non-employee Director was given the opportunity to exchange their outstanding stock options to purchase shares of Genta common stock for New RSUs.

Our outstanding options have exercise prices that are significantly higher than the current market price of our common stock.  For this reason, our Board believes that these options have little or no current value as an incentive to retain and motivate non-employee Directors, and are unlikely to be exercised in the foreseeable future. By making the offer to exchange outstanding options for New RSUs, the Board intended to provide our non-employee Directors with the benefit of receiving equity awards that over time may have a greater potential to increase in value, and thereby create better incentives for our non-employee Directors to remain with us and contribute to the attainment of our business and financial objectives and the creation of value for all of our stockholders. The Equity Award Exchange Offer expired on July 14, 2009.

As each of our non-employee Directors submitted their eligible awards for cancellation, they were granted a New RSU award on July 16, 2009 covering 695,658 shares. Each RSU will entitle a non-employee Director to receive one share of Genta common stock following vesting. The New RSUs were granted under the 2009 Plan. The 2009 Plan was adopted by the Board on July 9, 2009, and approved by the Company’s stockholders on August 26, 2009. Upon receipt of stockholder approval of the 2009 Plan, the eligible options were cancelled.

Grants of Plan-Based Awards

The following table lists all outstanding Equity Awards as of December 31, 2008, adjusted for the 1-for-50 reverse stock split that became effective on June 26, 2009.

	Option Awards				Stock Awards
Name	Number Of Securities Underlying Unexercised Options Exercisable (#)	Number Of Securities Underlying Unexercised Options Unexercisable (#(1))	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have not Vested ($)
Dr. Warrell	10,585	—	800.50	10/27/09	—		—
	2,646	—	800.50	02/14/10	—		—
	1,000	—	2,390.50	01/01/11	—		—
	1,000	—	4,110.00	01/25/12	—		—
	1,000	—	2,358.50	01/28/13	—		—
	—	3,333	2,964.00	05/16/13	—		—
	250	—	3,096.00	01/04/14	—		—
	500	—	486.00	01/28/15	—		—
	2,646	—	800.50	10/28/15	—		—
	563	188	615.00	01/23/16	—		—
	1,667	1,666	648.00	03/31/16	—		—
	167	166	137.00	01/12/07	—		—
Mr. Siegel	46	—	3,015.00	05/22/13	—		—
	23	—	3,096.00	01/04/14	—		—
	33	—	750.00	06/30/14	—		—
	33	—	486.00	01/07/15	—		—
	93	12	282.00	04/04/15	—		—
	25	8	270.00	04/15/15	—		—
	02	8	555.00	09/19/15	—		—
	25	8	615.00	01/23/16	—		—
	8	16	231.00	12/01/16	—		—
	20	20	137.00	01/12/17	—		—
	—	—	—	—	800	(2)	108	(3)
Dr. Itri	1,000	—	1,719.00	03/28/11	—		—
	133	—	4,110.00	01/25/12	—		—
	100	—	2,358.50	01/28/13	—		—
	—	1,000	3,585.00	08/05/13	—		—
	166	—	3,096.00	01/05/14	—		—
	100	—	486.00	01/07/15	—		—
	125	41	615.00	01/23/16	—		—
	407	1,259	477.00	07/27/16	—		—
	83	83	137.00	01/12/17	—		—
Mr. Sanders	250	83	543.00	01/16/16	—		—
	50	50	137.00	01/12/17	—		—
	—	—	—	—	1,300	(2)	176	(3)

(1)	Each option will vest in full on an accelerated basis upon certain changes in control as described in more detail under the heading “Termination of Employment and Change in Control Agreements” herein.

(2)	Reflects restricted stock units awarded in April 2008, which vested 50% on January 15, 2009 and 50% on June 30, 2009.

(3)	Based on the $0.13 closing price of our common stock on December 31, 2008.

Option Exercises and Stock Vesting in Last Year

None of our named executive officers exercised options and no stock awards held by our named executive officers vested in the year ended December 31, 2008.

Nonqualified Deferred Compensation

The following table shows the deferred compensation activity for each named executive officer during the 2008 fiscal year.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
(a)	(b)	(c)	(d)	(e)	(f)
Dr. Warrell	178,104				178,104

Dr. Itri	203,010				203,010

Employment Agreement with Raymond P. Warrell, Jr., M.D.

Pursuant to an employment agreement dated as of January 1, 2006, by and between Genta and Dr. Warrell, that was subsequently amended and restated as of November 30, 2007, and later amended as of December 31, 2008, hereinafter referred to as the Warrell employment agreement, Dr. Warrell continues to serve as our Chairman and Chief Executive Officer. The Warrell employment agreement has an initial term of three years ending on December 31, 2010 and provides for automatic extensions for additional one-year periods. Under the Warrell employment agreement, Dr. Warrell’s $480,000 annual base salary was reduced by 15% effective January 1, 2008; and he now receives a base salary of $408,000 per annum with annual percentage increases equal to at least the Consumer Price Index for the calendar year preceding the year of the increase. At the end of each calendar year, Dr. Warrell is eligible for a cash incentive bonus ranging from 0% to 60% of his annual base salary, subject to the achievement of agreed-upon goals and objectives.

As noted above, Dr. Warrell exchanged all of his outstanding options that had been granted pursuant to the Company’s 1998 Stock Incentive Plan, as amended.  In exchange for these options, on August 31, 2009, Dr. Warrell was granted 26,474,679 shares of restricted stock units. These restricted stock units will vest as follows: Sixty percent (60%) of the Initial Grant amount, or 15,884,807 shares shall vest as follows: 25%, or 3,971,202 shares, on the grant date, with the balance of the 60%, or 11,913,605 shares, vesting in thirteen (13) equal portions on quarterly anniversaries from the grant date, so as to be fully vested on December 31, 2012.  Twenty percent (20%) of the Initial Grant or 5,294,936 shares, shall vest on the date the Company has received notice from the U.S. Food and Drug Administration or from the European Medicines Agency that Genasense® has been approved for marketing by U.S. Food and Drug Administration (FDA) or European Medicines Agency (EMEA). Twenty percent (20%) of the Initial Grant, or 5,294,936 shares, shall vest on the date when the market capitalization of the Company first exceeds ten (10) times the market capitalization value as of the Initial Grant date. The market capitalization value shall be calculated for the grant date and for the vesting date using a standard measure of the Company’s daily closing stock price multiplied by the number of shares issued and outstanding on each of those dates. The market capitalization of Genta Incorporated on the Initial Grant date of August 31, 2009 was $50,869,855.58 determined by multiplying the closing stock price of $0.38, as reported by Bloomberg.com, by the number of Genta shares issued and outstanding of 133,868,041, as determined by the Company. If a Trigger Event occurs during the term of the Warrell employment agreement or within 12 months thereafter, Dr. Warrell will be entitled to receive the stock option grants that he would have been entitled to receive in respect of the calendar year in which the Trigger Event occurs (assuming attainment of “target” levels of performance on all goals and objectives for the year), and such option will be fully vested and exercisable upon grant.

We may also, from time to time, grant Dr. Warrell additional cash, stock options, equity and/or other long-term incentive awards in the sole discretion of our Board. Dr. Warrell continues to be entitled to any and all medical insurance, dental insurance, life insurance, disability insurance and other benefit plans, which are generally available to our senior executives. He is also entitled to receive supplemental life insurance and supplemental disability insurance, as well as premium payments for medical malpractice insurance up to a maximum of $25,000 annually. The aggregate amount of the benefits Dr. Warrell may receive are subject to parachute payment limitations under Section 280G of the Internal Revenue Code.

In the event Dr. Warrell’s employment is terminated, he will be eligible for certain benefits whose value has been estimated herein, but only to the extent that the benefit is not otherwise provided to employees on a non-discriminatory basis. In the event Dr. Warrell’s employment is terminated, he will be entitled to receive his accrued but unpaid base salary through his termination date, his accrued but unpaid expenses, a lump sum payment of his accrued vacation days (unless he is terminated by us for cause or he terminates his employment without good reason (both defined in the Warrell employment agreement)), his accrued but unpaid cash incentive bonus, a lump sum payment of his pro-rated cash incentive bonus for the year of his termination, valued up to $163,200, (unless he is terminated by us for cause or he terminates his employment without good reason), and any other benefits due him in accordance with applicable plans, programs or agreements. In addition to the benefits listed in the preceding sentence, in the event we terminate Dr. Warrell’s employment without cause or Dr. Warrell terminates his employment for good reason and he executes a release, Dr. Warrell will be entitled to receive the base salary he would have received during the twelve-month period following the date of termination, valued at $408,000, for a total potential payment of $571,200. If we terminate Dr. Warrell’s employment in anticipation of our change in control or, if either party terminates his employment upon a change in control or within thirteen months following a change in control, Dr. Warrell will instead receive a lump sum payment equal to two times his annual base salary, valued at $816,000 and two times his target bonus for the calendar year of termination, valued at $326,400, for a total potential payment of $1,142,000. Dr. Warrell will also receive immediate vesting of all stock options that vest solely as a result of his continued employment. Finally, if either party gives notice that they do not wish to extend the Warrell employment agreement, Dr. Warrell will be entitled to receive his accrued, but unpaid, base salary through his termination date; his accrued, but unpaid, expenses; a lump sum payment of his accrued vacation days; his accrued but unpaid cash incentive bonus; a lump sum payment of his pro-rated cash incentive bonus for the year of his termination, valued up to $163,200; and any other benefits due him in accordance with applicable plans, programs or agreements. If Dr. Warrell gives notice that he does not wish to extend his employment agreement, he will also receive immediate vesting of all stock options that would have vested during the 90 days following his termination date, if such stock options vest solely as a result of his continued employment. If we give notice that we do not wish to extend Dr. Warrell’s employment agreement, he will receive immediate vesting of all stock options that vest solely as a result of his continued employment.

Employment Agreement with Loretta M. Itri, M.D.

Pursuant to an employment agreement dated as of March 28, 2006, by and between Genta and Dr. Itri, signed on July 27, 2006, and amended as of December 31, 2008, Dr. Itri continues to serve as our President, Pharmaceutical Development and Chief Medical Officer. The employment agreement had an initial term of three years, beginning March 28, 2006 and continuing through March 27, 2009 and provides for automatic extensions for additional one-year periods. The agreement provided for a base annual salary in 2006 of $445,200, which may be reviewed annually for discretionary increases in a manner similar to our other senior executives and an annual cash incentive bonus ranging from 0% to 50% of her annual base salary to be paid if mutually agreed-upon goals and objectives are achieved for the year. As noted above, Dr. Itri exchanged all of her outstanding stock options that had been granted pursuant to the Company’s 1998 Stock Incentive Plan, as amended. In exchange for these options, on August 31, 2009, Dr. Itri was granted 9,071,990 shares of restricted stock units. These restricted stock units will vest as follows: twenty percent (20%) of the Initial Grant amount, or 1,814,398 shares, shall vest as follows: 25%, or 453,600 shares, on the grant date, with the balance of the 20%, or 1,360,798 shares, vesting in thirteen (13) equal portions on quarterly anniversaries from the grant date, so as to be fully vested on December 31, 2012. Forty percent (40%) of the Initial Grant, or 3,628,796 shares, shall vest on the date the Company has received notice from the FDA that Genasense® has been approved for marketing by FDA in the United States.  Forty percent (40%) of the Initial Grant, or 3,628,796 shares, shall vest on the date the Company has received notice from the EMEA that Genasense® has been approved for marketing by EMEA in Europe. We may also, from time to time, grant Dr. Itri additional stock options consistent with the stock option guidelines applicable to our other senior executives. Dr. Itri is entitled to any and all medical insurance, dental insurance, life insurance, disability insurance and other benefit plans, which are generally available to our senior executives. She is also entitled to receive supplemental life insurance and supplemental disability insurance. The aggregate amount of the benefits Dr. Itri may receive are subject to parachute payment limitations under Section 280G of the Internal Revenue Code.

In the event Dr. Itri’s employment is terminated, she will be eligible for certain benefits whose value has been estimated herein, but only to the extent that the benefit is not otherwise provided to employees on a non-discriminatory basis. In the event Dr. Itri’s employment is terminated, she will be entitled to receive her accrued, but unpaid, base salary through her termination date; her accrued, but unpaid, expenses; her accrued vacation days; any earned but unpaid cash incentive bonus; and any other benefits due her in accordance with applicable plans, programs or agreements. In addition to the benefits listed in the preceding sentence, in the event we terminate Dr. Itri’s employment without good reason (as defined in the employment agreement), due to a change of control, or Dr. Itri terminates her employment for good reason (as defined in the employment agreement), and she executes a release, Dr. Itri will be entitled to receive a lump sum payment equal to her current annualized base salary, valued at $467,500 plus a pro-rated cash incentive bonus for the calendar year of termination, valued up to $140,250, for a total potential payment of $607,750, and each of her outstanding stock options will immediately vest to the extent vesting depends solely on her continued employment. Finally, if either party gives notice that the employment agreement will not be extended, Dr. Itri will be entitled to receive her accrued, but unpaid, base salary through her termination date; her accrued, but unpaid, expenses; her accrued vacation days; any earned, but unpaid, cash incentive bonus; a pro-rated cash incentive bonus for the year of her termination, valued up to $140,250, for a total potential payment of $607,750; and any other benefits due her in accordance with applicable plans, programs, or agreements. If we give notice that we do not wish to extend Dr. Itri’s employment agreement, she will also receive immediate vesting of all stock options that would have vested during the 90 days following her termination date, if such stock options would have vested solely as a result of her continued employment.

Compensation of Directors

Our non-employee directors receive $15,000 per year for their services. Non-employee directors receive an additional $1,500 for each Board meeting and $1,000 for each committee meeting attended in person and $750 for each Board or committee meeting attended telephonically. The Lead Director and each non-employee Chairperson of a Committee of the Board receive annual cash compensation of $5,000. Non-employee Directors receive $2,500 per day for Board or committee activities outside of normal activities. Due to the Company’s inability to raise capital and in order to conserve cash, only a small portion of the amounts earned by each Director was paid during 2008.

Currently, under our Non-Employee Directors’ 1998 Stock Option Plan, each non-employee Director receives an option to purchase 80 shares of our common stock upon his or her initial election to the Board. In addition, on the date of each annual stockholders’ meeting, each individual who is to continue to serve as a non-employee Board member is granted an option to purchase 67 shares of our common stock. The Lead Director and each non-employee Chairperson of a committee of the Board receive an option to purchase 17 shares of our common stock coinciding with their annual election to the Board. Each such option will have an exercise price per share equal to the fair market value per share of the common stock on the grant date and will have a maximum term of 10 years.

On June 25, 2009, our Board approved the 2009 Stock Incentive Plan (the “2009 Plan”), pursuant to which 83,478,929 shares of our common stock will be authorized for issuance. Upon receipt of stockholder approval at the 2009 Annual Meeting of Stockholders, each individual who (i) was to continue in service as a non-employee Board member following such date and (ii) tendered for cancellation his or her outstanding equity awards pursuant to our Equity Award Exchange Offer was automatically granted a restricted stock unit (“RSU”) covering 695,658 shares.

Each individual who is first elected or appointed as a non-employee Board member at any time after the 2009 Annual Meeting of Stockholders shall automatically be granted on the date of such election or appointment, an award in the form of fully vested shares of common stock and/or options with a value equal to the Applicable Annual Amount.  Our Compensation Committee will have the sole discretion to determine the amount and type of award for each year. The Applicable Annual Amount will be determined by the Compensation Committee on or before the date of the grant, but in no event will such amount exceed $100,000.00

On the date of each annual stockholders meeting, beginning with the 2010 Annual Meeting, each individual who is at that time serving as, and is to continue to serve as, a non-employee Board member will automatically be granted an award (the “Annual Award”) in the form of fully vested shares of common stock and/or options with a value not to exceed $100,000.00. Our Compensation Committee will have the sole discretion to determine the amount and type of award for each year.  The Applicable Annual Amount will be determined by the Compensation Committee on or before the date of the grant, but in no event will such amount exceed $100,000.00.

The following table sets forth certain information regarding compensation earned by the following non-employee directors of the Company during the year ended December 31, 2008:

Name	Fees paid ($) (1)	Stock Awards ($)	Option awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)
Martin J. Driscoll (3)	$38,000	-	$6,753	-	-	-	$44,753
Christopher P. Parios	$36,750	-	$4,267	-	-	-	$41,017
Daniel D. Von Hoff, M.D.	$27,000	-	$733	-	-	-	$27,733
Douglas G. Watson	$43,250	-	$1,100	-	-	-	$44,350

(1)
Reflects the dollar amount earned by the non-employee Director during 2008. Due to the Company’s inability to raise capital and in order to conserve cash, only a small portion of the amounts earned by each Director was paid during 2008. The amount of fees paid to each Director during 2008 was: Martin J. Driscoll: $2,250; Christopher P. Parios: $3,750; Daniel D. Von Hoff, M.D.: $3,000; Douglas G. Watson: $3,750

(2)
Represents the compensation cost recognized for financial statement purposes for the year ended December 31, 2008, in accordance with Statement of Financial Accounting Standards No. 123(R) (FAS 123(R)) with respect to the option awards made to the non-employee Directors, including awards which may have been made in earlier years. For information regarding assumptions underlying the FAS 123(R) valuation of our equity awards, see Note 15 of the Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. As of December 31, 2008, each Director had the following number of options outstanding, (adjusted for the Company’s 1-for-50 reverse stock split that became effective on June 26, 2009): Martin J. Driscoll: 363; Christopher P. Parios: 280; Daniel D. Von Hoff: 756; Douglas G. Watson: 647.

(3)	As of August 26, 2009, Mr. Driscoll is not a member of the Board of Directors.

Committees of the Board of Directors and Director Independence

The Board currently consists of four directors. They are Raymond P. Warrell, Jr., M.D., Christopher P. Parios, Daniel D. Von Hoff, M.D., and Douglas G. Watson. The Board has determined that, except for Dr. Warrell, all of the members of the Board are “independent directors”. Dr. Warrell is not considered independent, as he is an executive officer of the Company.

Compensation Committee

As of August 26, 2009, the Compensation Committee consists of Christopher P. Parios, Daniel D. Von Hoff and Douglas G. Watson. Mr. Watson serves as Chairman of this Committee. Each member of the Compensation Committee is independent.

Nominating and Corporate Governance Committee

The Board of Directors acts as the Nominating and Corporate Governance Committee.

Audit Committee

The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. As of August 26, 2009, the Audit Committee consists of Christopher P. Parios Daniel D. Von Hoff and Douglas G. Watson. Mr. Watson serves as Chairman of this Committee. Each member of the Audit Committee is independent.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee, Mr. Watson, Mr. Von Hoff and Mr. Parios, was at any time during our year ended December 31, 2008, or formerly our officer or employee. None of our executive officers have served as a director or member of the Board of Directors or the Compensation Committee (or other committee serving an equivalent function) of any other entity while an executive officer of that other entity served as a director of or member of our Board of Directors or our Compensation Committee.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth, as of December 16, 2009, certain information with respect to the beneficial ownership of our common stock (the only voting class outstanding), (i) by each Director, (ii) by each of the named executive officers and (iii) by all officers and Directors as a group.

	Amount and Nature of Beneficial Ownership
Name and Address (1)	Number of Shares (2)		Percent of Class
Raymond P. Warrell, Jr., M.D.	9,590,534	(3)	4.999%
Loretta M. Itri, M.D.	9,590,534	(4)	4.999%
Richard J. Moran	434	(5)	*
Gary Siegel	-		*
W. Lloyd Sanders	919	(6)	*
Martin J. Driscoll (7)	408	(6)	*
Christopher P. Parios	585,658	(6)	*
Daniel D. Von Hoff, M.D.	420,658	(6)	*
Douglas G. Watson	450,858	(6)	*
All Directors and Executive Officers as a group	11,049,111	(8)	5.6%

*	Less than one percent (1%).

(1)	The address of each named holder is in care of Genta Incorporated, 200 Connell Drive, Berkeley Heights, NJ 07922.

(2)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options exercisable within 60 days of December 16, 2009 or issuable on conversion of Senior Secured Convertible Promissory Notes due June 9, 2010 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the person named in the table has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(3)
Consists of 486,380 shares of common stock held in Dr. Warrell’s IRA and 943,978 shares of common stock held in a joint account with Dr. Warrell’s wife, Dr. Itri.  Dr. Warrell indirectly owns 3,114,224 shares held in Dr. Itri’s IRA, of which Dr. Warrell is the beneficiary. Also includes 5,045,952 shares of common stock issuable upon the conversion of Senior Secured Convertible Promissory Notes due June 9, 2010.

(4)
Consists of 943,978 shares of common stock held in a joint account with Dr. Warrell and 3,114,224 shares held in Dr. Itri’s IRA.  Dr. Itri indirectly owns 486,380 shares of common stock held in Dr. Warrell’s IRA, of which Dr. Itri is the beneficiary. Also includes 5,045,952 shares of common stock issuable upon the conversion of Senior Secured Convertible Promissory Notes due June 9, 2010

(5)	Consists of 433 shares of common stock and 1 share of common stock owned by Mr. Moran’s wife. Mr. Moran retired from the Company in February 2008.

(6)	Consists of shares of common stock

(7)	As of August 26, 2009, Mr. Driscoll is not a member of the Board of Directors

(8)	Consists of 6,003,159 shares of common stock and 5,045,952 shares of common stock issuable upon the conversion of Senior Secured Convertible Promissory Notes due June 9, 2010.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of December 16, 2009, certain information with respect to the beneficial ownership of our common stock by persons known by us to be beneficial owners of more than 5% of our common stock.  The information in this table is based solely on statements in filings with the SEC or other reliable information.

	Amount and Nature of Beneficial Ownership
Name and Address	Number of Shares		Percent of Class
Tang Capital Partners, LP 4401 Eastgate Mall San Diego, CA 92121	19,477,127	(1)	9.9%
BAM Opportunity Fund, L.P.	14,383,626	(2)	7.2%
Felix J. Baker and Julian C. Baker	19,179,170	(3)	9.9%
Arcus Ventures Fund, L.P.	14,171,842	(4)	7.1%
Cat Trail Private Equity Fund, LLC	19,179,170	(5)	9.9%
Boxer Capital LLC	15,491,026	(6)	7.7%

(1)
Tang Capital Partners, LP is the beneficial owner of 19,477,127 shares of Common Stock, comprised of 16,497,257 shares of Common Stock, $86,047.74 face amount of the June 2008 Notes, which are convertible into 860,478 shares of Common Stock, $1,911,666.67 face amount of the April 2009 Notes, which are convertible into 19,116,667 shares of Common Stock, $1,954,299.48 face amount of July 2009 Notes, which are convertible into 19,542,995 shares of Common Stock, and $633,614.68 face amount of September 2009 Notes, which are convertible into 6,336,147 shares of Common Stock.  Additionally, Tang Capital Partners, LP holds an April 2009 Warrant to purchase 4,625,000 shares of the Issuer’s Common Stock at an exercise price of $0.50 per share, July 2009 Warrants to purchase 5,831,576 shares of the Issuer’s Common Stock at an exercise price of $1.00 per share and a September 2009 Warrant to purchase 1,584,037 shares of the Issuer’s Common Stock at an exercise price of $1.00 per share.  Tang Capital Partners, LP also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $1,850,000.00 face amount of the April 2009 Notes, which are convertible into 18,500,000 shares of Common Stock, and a warrant to purchase 4,625,000 shares at an exercise price of $0.50 per share.  Tang Capital Partners LP also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $2,832,951.79 face amount of the April 2009 Notes, which are convertible into 28,329,518 shares of Common Stock.  The June 2008 Notes and the April 2009 Notes can only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 4.999% of the Issuer’s Common Stock.  The July 2009 Notes and the September 2009 Notes can only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s Common Stock.  The July 2009 Warrants are not exercisable until after January 7, 2010 and March 4, 2010, respectively, and the September 2009 Warrants are not exercisable until after March 4, 2010, and after each such date, the warrants are only exercisable to the extent that, after such exercise, the Reporting Persons would beneficially own no more than 4.999% of the Issuer’s Common Stock.  Additionally, the July 2009 Notes and the September 2009 Notes can only be converted beginning the earlier of (i) two weeks from the effectiveness of a resale registration statement registering the common stock underlying such notes and (ii) the date that is six months following the issuance date.  The beneficial ownership total assumes that this registration statement has been declared effective and the July 2009 Notes and the September 2009 Notes are currently convertible according to their respective terms. Tang Capital Partners shares voting and dispositive power over such shares, notes and warrants with Tang Capital Management and Kevin C. Tang.  Tang Capital Management, as the general partner of Tang Capital Partners, may be deemed to beneficially own the shares held or acquirable by Tang Capital Partners.  Tang Capital Management shares voting and dispositive power over such shares with Tang Capital Partners and Kevin C. Tang.  Kevin C. Tang, as manager of Tang Capital Management, may be deemed to beneficially own the shares held or acquirable by Tang Capital Partners.  Mr. Tang shares voting and dispositive power over such shares with Tang Capital Partners and Tang Capital Management.  Mr. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

(2)
The BAM Opportunity Fund, L.P. is the beneficial owner of 14,383,626 shares of Common Stock, comprised of 6,157,564 shares of Common Stock, $18,254.50 of the April 2009 Notes, which are convertible into 182,545 shares of Common Stock, and $479,500 of September 2009 Notes, which are convertible into 4,795,000 shares of Common Stock. The fund also holds a July 2009 Warrant to purchase 717,500 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, and a September 2009 Warrant to purchase 1,198,750 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010. The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $800,000 face amount of the April 2009 Notes, which are convertible into 8,000,000 shares of Common Stock, and a warrant to purchase 2,000,000 shares with an exercise price of $0.50 per share. The April 2009 Notes can only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 4.999% of the Issuer’s Common Stock.  The September 2009 Notes can only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s Common Stock.  The July 2009 Warrants are not exercisable until after January 7, 2010, and the September 2009 Warrants are not exercisable until after March 4, 2010, and after each such date, the warrants are only exercisable to the extent that, after such exercise, the Reporting Persons would beneficially own no more than 4.999% of the Issuer’s Common Stock.  Additionally, the September 2009 Notes can only be converted beginning the earlier of (i) two weeks from the effectiveness of a resale registration statement registering the common stock underlying such notes and (ii) the date that is six months following the issuance date.  The beneficial ownership total assumes that this registration statement has been declared effective and the September 2009 Notes are currently convertible according to their respective terms. The BAM Opportunity Fund, L.P. is a private investment partnership, the sole general partner of which is BAM Capital, LLC. As the sole general partner, BAM Capital, LLC has the power to vote and dispose of the Common Stock owned by the BAM Opportunity Fund, L.P. and, accordingly, may be deemed the “beneficial owner” of such Common Stock. As the investment manager of the BAM Opportunity Fund, L.P., BAM Management, LLC has the power to vote and dispose of the Common Stock owned by the BAM Opportunity Fund, L.P. and, accordingly, may be deemed the “beneficial owner” of such Common Stock. The managing members of BAM Capital, LLC and BAM Management, LLC are Hal Mintz and Ross Berman. Each of BAM Capital, LLC, BAM Management, LLC, Hal Mintz and Ross Berman disclaims beneficial ownership of all shares of Common Stock held or acquirable by the BAM Opportunity Fund, L.P., except to the extent of their pecuniary interest therein.

(3)
667, L.P., 667, L.P. #2, Baker Brothers Life Sciences, L.P. and 14159, L.P. (collectively, the “Baker Bros. Affiliates”) are the beneficial owners of a total of 19,179,170 shares of Common Stock which are held as set forth below.  .  667, L.P.: 9,545,699 shares of Common Stock, comprised of 1,551,822 shares of Common Stock, $9,835.03 of the June 2008 Notes, which are convertible into 98,350 shares of Common Stock, $196,333.33 of the April 2009 Notes, which are convertible into 1,963,333 shares of Common Stock, $162,303.62 of July 2009 Notes, which are convertible into 1,623,036 shares of Common Stock, and $78,279.60 of September 2009 Notes, which are convertible into 782,796 shares of Common Stock. The fund also holds an April 2009 Warrant to purchase 475,000 shares with an exercise price of $0.50 per share, a July 2009 Warrant to purchase 170,000 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, a July 2009 Warrant to purchase 314,217 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010, and a September 2009 Warrant to purchase 195,700 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010.   The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $190,000.00 face amount of the April 2009 Notes, which are convertible into 1,900,000 shares of Common Stock, and a warrant to purchase 475,000 shares with an exercise price of $0.50 per share.  The fund also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $212,687.50 face amount of the April 2009 Notes, which are convertible into 2,126,875 shares of Common Stock.  667, L.P. #2: 7,661,357 shares of Common Stock, comprised of 1,262,179 shares of Common Stock, $7,852.39 of the June 2008 Notes, which are convertible into 78,524 shares of Common Stock, $160,166.07 of the April 2009 Notes, which are convertible into 1,601,667 shares of Common Stock, $120,325.80 of July 2009 Notes, which are convertible into 1,203,258 shares of Common Stock, and $63,798.40 of September 2009 Notes, which are convertible into 637,984 shares of Common Stock. The fund also holds an April 2009 Warrant to purchase 387,500 shares with an exercise price of $0.50 per share, a July 2009 Warrant to purchase 140,000 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, a July 2009 Warrant to purchase 256,087 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010, and a September 2009 Warrant to purchase 159,496 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010. The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $155,000.00 face amount of the April 2009 Notes, which are convertible into 1,550,000 shares of Common Stock, and a warrant to purchase 387,500 shares with an exercise price of $0.50 per share.  The fund also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $174,300 face amount of the April 2009 Notes, which are convertible into 1,743,000 shares of Common Stock.  Baker Brothers Life Sciences L.P.: 93,416,380 shares of Common Stock, comprised of 11,882,595 shares of Common Stock, $73,101.63 of the June 2008 Notes, which are convertible into 731,017 shares of Common Stock, $1,506,600 of the April 2009 Notes, which are convertible into 15,066,000 shares of Common Stock, $1,192,999.17 of July 2009 Notes, which are convertible into 11,929,992 shares of Common Stock, and $599,836.10 of September 2009 Notes, which are convertible into 5,998,361 shares of Common Stock. The fund also holds an April 2009 Warrant to purchase 3,645,000 shares with an exercise price of $0.50 per share, a July 2009 Warrant to purchase 1,307,500 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, a July 2009 Warrant to purchase 2,407,747 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010, and a September 2009 Warrant to purchase 1,499,590 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010. The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $1,458,000.00 face amount of the April 2009 Notes, which are convertible into 14,580,000 shares of Common Stock, and a warrant to purchase 3,645,000 shares with an exercise price of $0.50 per share. The fund also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $1,635,100 face amount of the April 2009 Notes, which are convertible into 16,351,000 shares of Common Stock.  14159, L.P.: 2,338,925 shares of Common Stock, comprised of 381,318 shares of Common Stock, $2,226.62 of the June 2008 Notes, which are convertible into 22,267 shares of Common Stock, $48,566.67 of the April 2009 Notes, which are convertible into 485,667 shares of Common Stock, $38,443.80 of July 2009 Notes, which are convertible into 384,438 shares of Common Stock, and $19,288.96 of September 2009 Notes, which are convertible into 192,890 shares of Common Stock. The fund also holds an April 2009 Warrant to purchase 117,500 shares with an exercise price of $0.50 per share, a July 2009 Warrant to purchase 42,500 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, a July 2009 Warrant to purchase 77,427 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010, and a September 2009 Warrant to purchase 48,223 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010.   The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $47,000.00 face amount of the April 2009 Notes, which are convertible into 470,000 shares of Common Stock, and a warrant to purchase 117,500 shares with an exercise price of $0.50 per share. The fund also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $52,912.50 face amount of the April 2009 Notes, which are convertible into 529,125 shares of Common Stock.  The June 2008 Notes and the April 2009 Notes can only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 4.999% of the Issuer’s Common Stock.  The July 2009 Notes and the September 2009 Notes can only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s Common Stock.  The July 2009 Warrants are not exercisable until after January 7, 2010 and March 4, 2010, respectively, and the September 2009 Warrants are not exercisable until after March 4, 2010, and after each such date, the warrants are only exercisable to the extent that, after such exercise, the Reporting Persons would beneficially own no more than 4.999% of the Issuer’s Common Stock.  Additionally, the July 2009 Notes and the September 2009 Notes can only be converted beginning the earlier of (i) two weeks from the effectiveness of a resale registration statement registering the common stock underlying such notes and (ii) the date that is six months following the issuance date.  The beneficial ownership total assumes that this registration statement has been declared effective and the July 2009 Notes and the September 2009 Notes are currently convertible according to their respective terms. By virtue of their ownership of entities that have the power to control the investment decisions of the Baker Bros. Affiliates, Felix J. Baker and Julian C. Baker may each be deemed to be beneficial owners of shares held or acquirable by the Baker Bros Affiliates and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

(4)
Arcus Ventures Fund is the beneficial owner of 14,171,842 shares of Common Stock. The fund owns 5,920,156 shares of Common Stock and $458,321.61 of July 2009 Notes, which are convertible into 4,583,216 shares of Common Stock. The fund also holds an April 2009 Warrant to purchase 562,500 shares of Common Stock with an exercise price of $0.50 per share, a July 2009 Warrant to purchase 202,500 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, and a July 2009 Warrant to purchase 1,145,804 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010. The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $225,000 face amount of the April 2009 Notes, which are convertible into 2,250,000 shares of Common Stock, and a warrant to purchase 562,500 shares with an exercise price of $0.50 per share. The fund also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $778,125 face amount of the April 2009 Notes, which are convertible into 7,781,250 shares of Common Stock. The June 2008 Notes and the April 2009 Notes can only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 4.999% of the Issuer’s Common Stock.  The July 2009 Notes can only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s Common Stock.  The July 2009 Warrants are not exercisable until after January 7, 2010 and March 4, 2010, respectively, after each such date, the warrants are only exercisable to the extent that, after such exercise, the Reporting Persons would beneficially own no more than 4.999% of the Issuer’s Common Stock.  Additionally, the July 2009 Notes can only be converted beginning the earlier of (i) two weeks from the effectiveness of a resale registration statement registering the common stock underlying such notes and (ii) the date that is six months following the issuance date.  The beneficial ownership total assumes that this registration statement has been declared effective and the July 2009 Notes are currently convertible according to their respective terms. As the general partner of Arcus Ventures Fund, Arcus Ventures Management, LLC may be deemed to be the beneficial owner of the shares held or acquirable by the fund. As members of Arcus Ventures Management, LLC, James B. Dougherty and Steven Soignet may be deemed to be the beneficial owners of the shares held or acquirable by the fund. Each of Messrs. Dougherty and Soignet disclaims beneficial ownership of the shares of Common Stock held or acquirable by the fund, except to the extent of his pecuniary interest therein.

(5)
Cat Trail Private Equity Fund, LLC is the beneficial owner of 19,179,170 shares of Common Stock, comprised of 4,616,163 shares of Common Stock and $450,000 face amount of April 2009 Notes, which are convertible into 4,500,000 shares of Common Stock, and $1,078,643.21 face amount of July 2009 Notes, which are convertible into 10,786,432 shares of Common Stock. The fund also holds an April 2009 Warrant to purchase 1,125,000 shares with an exercise price of $0.50 per share, a July 2009 Warrant to purchase 405,000 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, and a July 2009 Warrant to purchase 2,291,608 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010. The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $450,000 face amount of the April 2009 Notes, which are convertible into 4,500,000 shares of Common Stock, and a warrant to purchase 1,125,000 shares with an exercise price of $0.50 per share. The fund also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $1,556,250 face amount of the April 2009 Notes, which are convertible into 15,562,500 shares of Common Stock. The April 2009 Notes can only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 4.999% of the Issuer’s Common Stock.  The July 2009 Notes can only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s Common Stock.  The July 2009 Warrants are not exercisable until after January 7, 2010 and March 4, 2010, respectively, and after each such date, the warrants are only exercisable to the extent that, after such exercise, the Reporting Persons would beneficially own no more than 4.999% of the Issuer’s Common Stock.  Additionally, the July 2009 Notes can only be converted beginning the earlier of (i) two weeks from the effectiveness of a resale registration statement registering the common stock underlying such notes and (ii) the date that is six months following the issuance date.  The beneficial ownership total assumes that this registration statement has been declared effective and the July 2009 Notes are currently convertible according to their respective terms.  David Dekker, as the managing member of Cat Trail Private Equity, LLC, may be deemed to beneficially own the shares of Common Stock held or acquirable by Cat Trail Private Equity, LLC. Mr. Dekker shares voting and dispositive power over such shares with Cat Trail Private Equity, LLC. Mr. Dekker disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

(6)
Boxer Capital LLC is the beneficial owner of 15,491,026 shares of Common Stock, comprised of 5,221,907 shares of Common Stock, $52,500 face amount of April 2009 Notes, which are convertible into 525,000 shares of Common Stock, $469,868.53 of July 2009 Notes, which are convertible into 4,698,685 shares of Common Stock, and $120,371.47 of September 2009 Notes, which are convertible into 1,203,715 shares of Common Stock. The fund also holds a July 2009 Warrant to purchase 470,000 shares with an exercise price of $1.00 per share, which warrant is not exercisable until January 7, 2010, a July 2009 Warrant to purchase 1,174,671 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010, and a September 2009 Warrant to purchase 300,929 shares with an exercise price of $1.00 per share, which warrant is not exercisable until March 4, 2010. The fund also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $525,000 face amount of the April 2009 Notes, which are convertible into 5,250,000 shares of Common Stock, and a warrant to purchase 1,312,500 shares with an exercise price of $0.50 per share. The fund also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $986,943.70 face amount of the April 2009 Notes, which are convertible into 9,869,437 shares of Common Stock. Each of the April 2009 Notes, April 2009 Warrant, July 2009 Warrant and September 2009 Warrant contains a limitation on conversion/exercise which prevents the Reporting Persons from such conversion/exercise if, after giving effect to the conversion/exercise, the Reporting Persons would in the aggregate beneficially own more than 4.999% of the outstanding shares of Common Stock.  Additionally, the July 2009 Notes and the September 2009 Notes can only be converted beginning the earlier of (i) two weeks from the effectiveness of a resale registration statement registering the common stock underlying such notes and (ii) the date that is six months following the issuance date.  The beneficial ownership total column assumes that this registration statement has been declared effective and the July 2009 Notes and the September 2009 Notes are currently convertible according to their respective terms. Boxer Asset Management Inc. is the managing member and majority owner of Boxer Capital LLC. Joseph Lewis is the sole indirect owner and controls Boxer Asset Management Inc. Boxer Capital LLC has shared voting and dispositive power with regard to the Common Stock, the warrants to purchase Common Stock, and the notes convertible into shares of Common Stock it owns directly.  Boxer Asset Management Inc. and Joseph Lewis each have shared voting and dispositive power with regard to the Common Stock owned directly by Boxer Capital LLC.   MVA Investors LLC, II is the independent, personal investment vehicle of certain employees of Boxer Capital LLC and Tavistock Life Sciences Company, which is a Delaware corporation and an affiliate of Boxer Capital LLC. Investment decisions of Boxer Capital LLC are made by a majority vote of its investment committee.  As such, MVA Investors LLC, II is not controlled by Boxer Capital LLC, Boxer Asset Management Inc. or Joseph Lewis.   MVA Investors LLC, II has sole voting and dispositive power over the Common Stock, the warrants to purchase Common Stock and the notes convertible into Common Stock owned by it. Neither Boxer Capital LLC, Boxer Asset Management Inc. nor Mr. Lewis have any voting or dispositive power with regard to the Common Shares held by MVA Investors LLC, II.  For more information regarding MVA Investors LLC, II, see footnote 19 to the Selling Stockholder table.

SHARES ELIGIBLE FOR FUTURE SALE

As of December 16, 2009, we had outstanding 191,810,882 shares of common stock.

Shares Covered by this Prospectus

All of the 54,713,329 shares of common stock being registered in this offering may be sold without restriction under the Securities Act, so long as the registration statement to which this prospectus is a part is, and remains, effective.

Rule 144

Under Rule 144, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their shares provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale; (ii) we are subject to the Exchange Act reporting requirements for at least 90 days before the sale; and (iii) if the sale occurs prior to satisfaction of a one-year holding period, we provide current information at the time of sale.

Persons who have beneficially owned restricted shares of our common stock or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of:

•	1% of the total number of shares of the same class then outstanding, which will equal approximately 1,822,019 shares immediately after this offering; or

•	the average weekly trading volume of such shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale.

However, since our shares are quoted on the OTC Bulletin Board, which is not an “automated quotation system,” our stockholders will not be able to rely on the market-based volume limitation described in the second bullet above.  If, in the future, our securities are listed on an exchange or quoted on NASDAQ, then our stockholders would be able to rely on the market-based volume limitation.  Unless and until our stock is so listed or quoted, our stockholders can only rely on the percentage based volume limitation described in the first bullet above.

Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.  The selling stockholders will not be governed by the foregoing restrictions when selling their shares pursuant to this prospectus

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Dr. Daniel Von Hoff, one of our directors, holds the position of Physician in Chief and Director of Translational Research at the Translational Genomics Research Institute, or Tgen, which provides preclinical testing services under direction of and by contract to us. During 2008, Tgen performed services for which it was compensated by us in the amount of approximately $36,419. We believe that the payment of these services was on terms no less favorable than would have otherwise been provided by an ‘‘unrelated’’ party. In the Board’s opinion, Dr. Von Hoff’s relationship with Tgen will not interfere with Dr. Von Hoff’s exercise of independent judgment in carrying out his responsibilities as our Director.

We have set forth certain policies and procedures with respect to the review and approval of related-party transactions. Specifically, pursuant to our Audit Committee Charter, the Audit Committee is required to review and approve any related-party transactions. In connection with such review and approval, the Audit Committee may retain special legal, accounting or other advisors and may request any of our officers or employees or our outside counsel or independent auditors to meet with any members of, or advisors to, the Audit Committee as well as perform any other activities consistent with the Audit Committee Charter, our by-laws, and governing law, as the Audit Committee or the Board deems necessary or appropriate.

On June 5, 2008, we entered into a securities purchase agreement with certain institutional and accredited investors to place up to $40 million of senior secured convertible notes with such investors. On June 9, 2008, we placed $20 million of such notes in an initial closing. Each of Dr. Raymond Warrell, our Chief Executive Officer and Chairman, and Dr. Loretta Itri, our President, Pharmaceutical Development and Chief Medical Officer, participated in the initial closing by purchasing $1,950,000 and $300,000, respectively, of such notes. The remaining Board members independently discussed Dr. Warrell and Dr. Itri’s participation in the transaction and resolved that such participation will not interfere with Dr. Warrell or Dr. Itri’s exercise of independent judgment in carrying out their responsibilities in their respective positions. In connection with the June 2008 convertible note financing and in accordance with the Audit Committee Charter, the Audit Committee reviewed and approved the June 2008 convertible note financing with Dr. Warrell and Dr. Itri.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 6,000,000,000 shares of common stock and 5,000,000 shares of preferred stock.

The following descriptions are summaries of the material terms of our restated certificate of incorporation and bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the restated certificate of incorporation and bylaws and applicable law. Our restated certificate of incorporation, as amended and our amended and restated bylaws are incorporated by reference and copies are available upon request. See “How to Get More Information” in this prospectus.

Common Stock

Except as required by law or by the restated certificate of incorporation, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Genta, holders of our common stock and our preferred stock are entitled to share ratably on an as-converted basis in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

In September 2005, the Board of Directors adopted a Stockholder Rights Plan and declared a dividend of one preferred stock purchase right, or Right, for each outstanding share of our common stock, payable to holders of record as of the close of business on September 27, 2005. In addition, Rights shall be issued in respect of all shares of common stock issued after such date, including the shares issued hereunder, pursuant to the Plan. Generally, the rights become exercisable upon the earlier of the close of business on the tenth business day following the first public announcement that any person or group has become a beneficial owner of 15% or more of our common stock and the close of business on the tenth business day after the date of the commencement of a tender or exchange offer by any person which would, if consummated, result in such person becoming a beneficial owner of 15% or more of the our common stock. Each Right shall be exercisable to purchase, for $25.00, subject to adjustment, one one-hundredth of a newly registered share of Series G Participating Cumulative Preferred Stock, par value $0.001 per share of the Company. The terms and conditions of the Rights are set forth in a Rights Agreement dated September 20, 2005 between the Company and Mellon Investor Services, LLC, as Rights Agent.

Preferred Stock

The Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could adversely affect the voting power of holders of common stock and could have the effect of delaying, deferring or preventing a change in control of Genta without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock.

Series A Convertible Preferred Stock

We are authorized to issue 600,000 shares of Series A Convertible Preferred Stock. At September 30, 2009, we had 7,700 shares of Series A Convertible Preferred Stock issued and outstanding.

Each share of Series A Convertible Preferred Stock is immediately convertible, into shares of our common stock, at a rate determined by dividing the aggregate liquidation preference of the series A convertible preferred stock by the conversion price. The conversion price is subject to adjustment for anti-dilution.

In the event of a liquidation of Genta, the holders of Series A Convertible Preferred Stock are entitled to a liquidation preference equal to $50.00 per share.

Series G Participating Cumulative Preferred Stock

Two million shares of our Preferred Stock have been designated as Series G Participating Cumulative Preferred Stock, none of which are issued and outstanding. The Series G Participating Cumulative Preferred Stock are subject to the Stockholder Rights Plan described above.

15% Senior Secured Convertible Notes

On June 5, 2008, we entered into a securities purchase agreement with certain institutional and accredited investors, to place up to $40 million of senior secured convertible notes, referred to herein as the notes, with such investors. On June 9, 2008, we placed $20 million of such notes in the initial closing. The notes bear interest at an annual rate of 15%, currently payable at quarterly intervals in payment-in-kind notes, and after adjusting for the April 2, 2009 Notes, are convertible into shares of our common stock at a conversion rate of 10,000 shares of common stock for every $1,000.00 of principal. Until February 17, 2009, the holders of the notes had the right, but not the obligation, to purchase in whole or in part up to an additional $20 million of notes. We have the right to force conversion of the notes in whole or in part on any date after December 31, 2009 if the closing bid price of our common stock exceeds $0.50 for a period of 10 consecutive trading days and certain other conditions are met.

On February 17, 2009, we amended the 2008 Notes to delete the second tranche option to purchase an additional $20 million of 2008 Notes.

Certain members of our senior management participated in the initial closing.

The issuance of common stock upon conversion of the convertible notes has adversely affected the voting power of remaining holders of common stock and could result in a change in control of Genta without further action by the stockholders.

8% Senior Secured Convertible Notes

On April 2, 2009, we entered into a securities purchase agreement with certain institutional and accredited investors, to place up to $12 million of senior secured convertible notes, referred to herein as the notes, with such investors. The Company closed with gross proceeds of approximately $6 million. The notes bear interest at an annual rate of 8% payable semi-annually and payable in kind at quarterly intervals in stock or cash at our option, and are convertible into shares of our common stock at a conversion rate of 10,000 shares of common stock for every $1,000.00 of principal. We have the right to force conversion of the notes in whole or in part on any date after December 31, 2009 if the daily volume weighted average price of our common stock exceeds $0.50 for a period of 10 consecutive trading days and certain other conditions are met.

8% Unsecured Subordinated Convertible Notes

On July 7, 2009, the Company entered into a securities purchase agreement with certain institutional and accredited investors, to place up to $10 million of Units, each unit consisting of (i) 70% unsecured subordinated convertible notes, or the July 2009 Notes, and (ii) 30% shares of the Company’s common stock.  The Company also issued to the investors two-year warrants to purchase common stock in an amount equal to 25% of the number of shares of common stock issuable upon conversion of the July 2009 Notes purchased by each investor.  The Company closed with gross proceeds of $3 million. The July 2009 Notes bear interest at an annual rate of 8% payable semi-annually in cash or other July 2009 Notes, and are convertible into shares of our common stock at a conversion rate of 10,000 shares of common stock for every $1,000.00 of principal.  We have the right to force conversion of the July 2009 Notes, in whole or in part on any date after January 1, 2010 if the daily volume weighted average price of the Company’s common stock exceeds $0.50 for a period of 10 consecutive trading days and certain other conditions are met.

On August 6, 2009 and August 24, 2009, the Company entered into amendment agreements whereby, among other things, certain accredited institutional investors who were parties to the July 2009 securities purchase agreement agreed to permit us to raise up to $10 million through the sale of additional shares of common stock, July 2009 Notes and warrants at an additional closing under the July 7, 2009 Securities Purchase Agreement, increasing the aggregate amount that we may raise to $13 million, and delaying our obligations to file a registration statement covering the shares of common stock and shares of common stock underlying the July 2009 Notes and warrants that were issued on July 7, 2009.

On September 4, 2009, the Company entered into a consent and amendment agreement whereby, among other things, certain accredited institutional investors who were parties to the July 2009 securities purchase agreement agreed to decrease the amount we could raise under the July 2009 securities purchase agreement to $10 million in the aggregate and delay our obligation to file a registration statement covering the shares of common stock and shares of common stock underlying the July 2009 Notes and July 2009 Warrants.  On that same date, we closed on $7 million of additional July 2009 Notes, common stock and July 2009 Warrants.

Also on September 4, 2009, the Company entered into a securities purchase agreement with certain accredited institutional investors, pursuant to which we issued $3 million of units consisting of (i) 70% September 2009 Notes, and (ii) 30% common stock, or the September 2009 financing.  In connection with the sale of the units, we also issued to the investors September 2009 Warrants.  Pursuant to the terms of the securities purchase agreement, the investors had four business days from the date of the agreement to sign the agreement and provide their respective investment to the Company.  Certain investors chose not to participate, and therefore, all of the investors who chose to participate in the September 2009 financing agreed to a revised allocation of the $3 million investment among the investors.

Delaware Anti-Takeover Law

Under Section 203 of the Delaware General Corporation Law certain “business combinations” between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 stockholders, and an “interested stockholder” are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless:

•	the corporation has elected in its certificate of incorporation not to be governed by Section 203 (we have not made such an election);

•
either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•
upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;

•
on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock.

The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Advance Notice Requirements for Stockholder Proposals

Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice must be delivered to the secretary at our principal executive offices not less than 50 calendar days nor more than 75 calendar days prior to the meeting; provided, that if less than 65 days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the 15th day following the day on which notice of the date of the annual meeting was mailed or such public disclosure was made. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may discourage stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Transfer Agent Information

Our transfer agent is BNY Mellon Securities LLC.

PLAN OF DISTRIBUTION

Each selling stockholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares.  The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder.  In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.  There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.  The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.  In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person.  We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

Certain legal matters with respect to the validity of shares of our common stock being offered hereby will be passed on for us by Morgan, Lewis & Bockius LLP, Princeton, New Jersey.

EXPERTS

The consolidated financial statements as of and for the year ended December 31, 2008, and for the effects of the 1-for-50 reverse stock split on the 2007 and 2006 consolidated financial statements included in this prospectus have been audited by Amper, Politziner & Mattia, LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to Genta Incorporated’s ability to continue as a going concern). Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements as of December 31, 2007, and for each of the two years in the period ended December 31, 2007 (prior to the effects of the 2009 reverse stock split), not presented herein,  have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion on the consolidated financial statements and includes explanatory paragraphs relating to (1) Genta Incorporated’s ability to continue as a going concern; (2) the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, effective January 1, 2007 ); and (3) Deloitte & Touche LLP was not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the effects of the 2009 reverse stock split and, accordingly, does not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors).  Such report has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

HOW TO GET MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document that we have filed as an exhibit to the registration statement are qualified in their entirety by reference to the exhibits for a complete statement of their terms and conditions. The registration statement and other information may be read and copied at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

We will also send you copies of the material we file with the SEC, free of charge, upon your request. Please call or write our Investor Relations department at:

Genta Incorporated
Attention: Investor Relations
200 Connell Drive
Berkeley Heights, NJ 07922
(908) 286-9800

We make available free of charge on our internet website (http://www.genta.com) our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Genta Incorporated

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Genta Incorporated and Subsidiaries

We have audited the accompanying consolidated balance sheet of Genta Incorporated and Subsidiaries (the “Company”) as of December 31 2008, and the related consolidated statement of operations, stockholders’ (deficit) equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.   An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Genta Incorporated and Subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for the year then ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the consolidated financial statements, the Company’s recurring losses from operations and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern.  Management’s plans considering these matters are also described in Note 1 to the consolidated financial statements.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have also audited the retroactive adjustments to the 2007 and 2006 consolidated financial statements for the one-for-fifty reverse common stock split in 2009, which is described in Note 1 to the consolidated financial statements.  In our opinion, such retrospective adjustments are appropriate and have been properly applied.  However, we were not engaged to audit, review or apply any procedures to the 2007 and 2006 consolidated financial statements of the Company other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2007 and 2006 consolidated financial statements taken as a whole.

/s/ Amper, Politziner & Mattia, LLP

Edison, New Jersey
February 12, 2009, except for the effects of the retroactive adjustment for the one-for-fifty reverse common stock split described in Note 1 to the Consolidated Financial Statements, which the date is June 26, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Genta Incorporated:

We have audited, before the effects of the adjustments to retrospectively apply the reverse stock split discussed in Note 1 to the consolidated financial statements, the accompanying consolidated balance sheet of Genta Incorporated and subsidiaries (the “Company”) as of December 31, 2007, and the related consolidated statements of operations, stockholders’ (deficit) equity, and cash flows for the years ended December 31, 2007 and 2006 (the 2007 and 2006 consolidated financial statements before the effects of the adjustments discussed in Note 1 to the consolidated financial statements are not presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2007 and 2006 consolidated financial statements, before the effects of the adjustments to retrospectively apply the reverse stock split discussed in Note 1 to the consolidated financial statements, present fairly, in all material respects, the financial position of Genta Incorporated and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s recurring losses from operations and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 , effective January 1, 2007.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the effects of the reverse stock split discussed in Note 1 to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey
March 17, 2008

GENTA INCORPORATED

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value)	December 31, 2008	December 31, 2007
ASSETS
Current assets:
Cash and cash equivalents	$4,908	$5,814
Marketable securities (Note 3)	—	1,999
Accounts receivable — net of allowances of $12 at December 31, 2008 and $38 at December 31, 2007	2	31
Inventory (Note 4)	121	225
Prepaid expenses and other current assets (Note 6)	973	19,170
Total current assets	6,004	27,239
Property and equipment, net (Note 7)	300	323
Deferred financing costs on convertible note financing (Note 11)	911	—
Deferred financing costs — warrant (Note 11)	5,478	—
Other assets (Note 5)	—	1,731
Total assets	$12,693	$29,293

LIABILITIES AND STOCKHOLDERS’ (DEFICIT)/EQUITY

Current liabilities:
Accounts payable and accrued expenses (Note 6 and Note 9)	$11,224	$25,850
Notes payable (Note 10)	—	512
Total current liabilities	11,224	26,362
Long-term liabilities:
Office lease settlement obligation (Note 5)	1,979	—
Convertible notes due June 9, 2010, $15,540 outstanding, net of debt discount of ($11,186) (Note 11)	4,354	—
Total long-term liabilities	6,333	—

Commitments and contingencies (Note 18)

Stockholders’ (deficit)/equity (Note 13):
Preferred stock, 5,000 shares authorized:
Series A convertible preferred stock, $.001 par value; 8 shares issued and outstanding, liquidation value of $385 at December 31, 2008 and December 31, 2007, respectively	—	—
Series G participating cumulative preferred stock, $.001 par value; 0 shares issued and outstanding at December 31, 2008 and December 31, 2007, respectively	—	—
Common stock, $.001 par value; 6,000,000 and 250,000 shares authorized 9,734 and 611 shares issued and outstanding at December 31, 2008 and December 31, 2007, respectively	10	1
Additional paid-in capital	939,252	441,189
Accumulated deficit	(944,126)	(438,288)
Accumulated other comprehensive income	—	29
Total stockholders’ (deficit)/equity	(4,864)	2,931
Total liabilities and stockholders’ (deficit)/equity	$12,693	$29,293

See accompanying notes to consolidated financial statements.

GENTA INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
(In thousands, except per share data)	2008	2007	2006
Product sales — net	$363	$580	$708
Cost of goods sold	102	90	108
Gross margin	261	490	600

Operating expenses:
Research and development	19,991	13,491	28,064
Selling, general and administrative	10,452	16,865	25,152
Settlement of office lease obligation (Note 5)	3,307	—	—
Provision for settlement of litigation (Note 6 and Note 18)	(340)	(4,240)	5,280
Write-off of prepaid royalty (Note 8)	—	—	1,268
Total operating expenses	33,410	26,116	59,764

Other (expense)/income, net:
Gain on maturity of marketable securities	31	159	310
Interest income and other income, net	252	837	1,216
Interest expense	(1,718)	(160)	(72)
Amortization of deferred financing costs and debt discount (Note 11)	(11,229)	—	—
Fair value — conversion feature liability (Note 11)	(460,000)	—	—
Fair value — warrant liability (Note 11)	(2,000)	—	—
Total other (expense)/income, net	(474,664)	836	1,454
Loss before income taxes	(507,813)	(24,790)	(57,710)
Income tax benefit (Note 12)	1,975	1,470	929
Net loss	$(505,838)	$(23,320)	$(56,781)

Net loss per basic and diluted common share	$(455.09)	$(39.36)	$(125.88)
Shares used in computing net loss per basic and diluted common share	1,112	592	451

See accompanying notes to consolidated financial statements.

GENTA INCORPORATED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT)/EQUITY
For the Years Ended December 31, 2008, 2007 and 2006

	Convertible Preferred Stock		Common Stock			Additional Paid-in	Accumulated	Accumulated Other Comprehensive Income	Total Stockholders’ (Deficit)/
(In thousands)	Shares	Amount	Shares	Amount		Capital	Deficit	(Loss)	Equity
Balance at January 1, 2006	10	$—	381	$		$373,824	$(358,187)	$60	$15,697

Net loss	—	—	—		—	—	(56,781)	—	(56,781)
Net change in value of marketable securities	—	—	—		—	—	—	(29)	(29)

Issuance of common stock, net of issuance costs of $3,125	—	—	63			37,725	—	—	37,725

Issuance of common stock in connection with conversion of Series A preferred stock	(2)	—	—-		—	—	—	—	—

Issuance of common stock, net of issuance costs of $925	—	—	67		—	14,875	—	—	14,875

Issuance of common stock in connection with exercise of stock options	—	—	—		—	156	—	—	156

Stock-based compensation expense	—	—	—		—	2,999	—	—	2,999

Balance at December 31, 2006	8	—	511			429,579	(414,968)	31	14,642

Net loss	—	—	—		—	—	(23,320)	—	(23,320)
Net change in value of marketable securities	—	—	—		—	—	—	(2)	(2)

Issuance of common stock, net of issuance costs of $562	—	—	100		1	10,237	—	—	10,238

Stock-based compensation expense	—	—	—		—	1,373	—	—	1,373

Balance at December 31, 2007	8	—	611		1	441,189	(438,288)	29	2,931

Net loss	—	—	—		—	—	(505,838)	—	(505,838)
Net change in value of marketable securities	—	—	—		—	—	—	(29)	(29)

Issuance of common stock, net of issuance costs of $183	—	—	123			2,876	—	—	2,876

Issuance of common stock as interest payment on Senior Convertible Promissory Note	—	—	80			647	—	—	647

Issuance of common stock on voluntary conversions of Senior Convertible Promissory Note	—	—	8,920		9	4,451	—	—	4,460

Transfer of warrant liability to paid-in-capital	—	—	—		—	9,600	—	—	9,600

Transfer conversion feature liability to paid-in-capital	—	—	—		—	480,000	—	—	480,000

Vesting of restricted stock	—	—	-		—	—	—	—	—

Stock-based compensation expense	—	—	—		—	489	—	—	489

Balance at December 31, 2008	8	$—	9,734		$10	$939,252	$(944,126)	$—	$(4,864)

See accompanying notes to consolidated financial statements.

GENTA INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(In thousands)	2008	2007	2006
Operating activities:
Net loss	$(505,838)	$(23,320)	$(56,781)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	154	170	942
Loss on disposition of equipment	10	—	—
Amortization of deferred financing costs and debt discount (Note 11)	11,229	—	—
Share-based compensation (Note 14)	489	1,373	2,999
Provision for sales returns	79	(133)	(300)
Gain on maturity of marketable securities	(31)	(159)	(310)
Interest payment settled in shares of common stock (Note 19)	647	—	—
Provision for settlement of litigation, net (Note 6)	(340)	(4,240)	5,280
Write-off of prepaid royalty (Note 8)	—	—	1,268
Change in fair value — conversion feature liability (Note 11)	460,000	—	—
Change in fair value — warrant liability (Note 11)	2,000	—	—
Changes in operating assets and liabilities:		—	—
Accounts receivable	29	(14)	42
Inventory	104	83	88
Prepaid expenses and other current assets	198	627	(142)
Accounts payable and accrued expenses	5,615	(6,071)	2,264
Other assets	—	(42)	(40)
Net cash used in operating activities	(25,655)	(31,726)	(44,690)
Investing activities:
Purchase of marketable securities	—	(13,900)	(56,784)
Maturities of marketable securities	2,000	32,000	49,091
Release of restricted cash deposits (Note 5)	1,731	—	—
Purchase of property and equipment	(141)	(222)	(136)
Net cash provided by (used in) investing activities	3,590	17,878	(7,829)
Financing activities:
Net proceeds from sale of common stock, net (Note 13)	2,876	10,238	52,691
Issuance of note payable (Note 10)	—	1,155	1,174
Repayments of note payable (Note 10)	(512)	(1,285)	(1,261)
Issuance of convertible notes net of financing cost of $1,205 (Note 11)	18,795	—	—
Issuance of common stock upon exercise of stock options (Note 15)	—	—	155
Net cash provided by financing activities	21,159	10,108	52,759
Increase (decrease) in cash and cash equivalents	(906)	(3,740)	240
Cash and cash equivalents at beginning of year	5,814	9,554	9,314
Cash and cash equivalents at end of year	$4,908	$5,814	$9,554

See accompanying notes to consolidated financial statements.

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

1. Organization and Business

Genta Incorporated (“Genta” or the “Company”) is a biopharmaceutical company engaged in pharmaceutical (drug) research and development, its sole reportable segment. The Company is dedicated to the identification, development and commercialization of novel drugs for the treatment of cancer and related diseases.

The Company has had recurring annual operating losses since its inception. Management expects that such losses will continue at least until its lead product, Genasense® (oblimersen sodium) Injection, receives approval for and begins commercial sale in one or more indications. Achievement of profitability for the Company is currently dependent on the timing of Genasense® regulatory approval. Any adverse events with respect to approvals by the U.S. Food and Drug Administration (‘‘FDA’’) and/or European Medicines Agency (‘‘EMEA’’) could negatively impact the Company’s ability to obtain additional funding or identify potential partners.

The Company has prepared its financial statements under the assumption that it is a going concern. The Company’s recurring losses and negative cash flows from operation raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company had $4.9 million of cash and cash equivalents on hand at December 31, 2008. Net cash used in operating activities during 2008 was $25.7 million, which represents an average monthly outflow of $2.1 million.

On June 5, 2008, the Company entered into a securities purchase agreement with certain institutional and accredited investors to place up to $40 million of senior secured convertible notes with such investors. On June 9, 2008, the Company placed $20 million of such notes in the initial closing.

The 2-year notes bear interest at an annual rate of 15% payable at quarterly intervals in stock or cash at the Company’s option, and are convertible into shares of Genta common stock at a conversion rate of 2,000 shares of common stock for every $1,000 of principal. Holders of the notes have the right, but not the obligation, for the 12 months following the initial closing date to purchase in whole or in part up to an additional $20 million of the notes. The Company shall have the right to force conversion of the notes in whole or in part if the closing bid price of the Company’s common stock exceeds $0.50 for a period of 20 consecutive trading days. Certain members of senior management of Genta participated in this offering. The notes are secured by a first lien on all assets of Genta.

The notes included certain events of default, including a requirement that the Company obtain stockholder approval within a specified period of time to amend its certificate of incorporation to authorize additional shares of common stock. On October 6, 2008, at the Annual Meeting of Stockholders, the Company’s stockholders approved an amendment to Genta’s Restated Certificate of Incorporation, as amended, to increase the total number of authorized shares of capital stock available for issuance from 255,000,000, consisting of 250,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, to 6,005,000,000, consisting of 6,000,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock.

The Company will require additional cash in order to maximize its commercial opportunities and continue its clinical development opportunities. The Company has had discussions with other companies regarding partnerships for the further development and global commercialization of Genasense®. Additional alternatives available to the Company to subsequently sustain its operations include financing arrangements with potential corporate partners, debt financing, asset-based loans, royalty-based financings, equity financing and other sources. However, there can be no assurance that any such collaborative agreements or other sources of funding will be available on favorable terms, if at all. Presently, with no further financing, management projects that the Company will run out of funds in the first quarter of 2009. The Company currently does not have any additional financing in place. There can be no assurance that the Company can obtain financing, if at all, on terms acceptable to it.

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

If the Company is unable to raise additional funds, it will need to do one or more of the following:

•	delay, scale back or eliminate some or all of the Company’s research and product development programs and sales and marketing activity;

•	license third parties to develop and commercialize products or technologies that the Company would otherwise seek to develop and commercialize themselves;

•	attempt to sell the Company;

•	cease operations; or

•	declare bankruptcy.

On June 26, 2009, the Company  effected a one-for-fifty reverse stock split of its common stock. It did not reduce the number of shares that the Company is authorized to issue or change the par value of the common stock. All references to common share values in these consolidated financial statements have been restated to reflect this split.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are presented on the basis of accounting principles generally accepted in the United States of America. Such financial statements include the accounts of the Company and all majority-owned subsidiaries.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect reported earnings, financial position and various disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid instruments with maturities of three months or less from the date acquired and are stated at cost that approximates their fair market value. At December 31, 2008, the amounts on deposit that exceeded the $250,000 federally insured limit was $3.9 million.

Revenue Recognition

The Company recognizes revenue from product sales when title to product and associated risk of loss has passed to the customer and the Company is reasonably assured of collecting payment for the sale. All revenue from product sales are recorded net of applicable allowances for returns, rebates and other applicable discounts and allowances. The Company allows return of its product for up to twelve months after product expiration.

Research and Development

Research and development costs are expensed as incurred, including raw material costs required to manufacture products for clinical trials.

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Income Taxes

The Company uses the liability method of accounting for income taxes. Deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. Management records valuation allowances against net deferred tax assets, if based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and when temporary differences become deductible. The Company considers, among other available information, uncertainties surrounding the recoverability of deferred tax assets, scheduled reversals of deferred tax liabilities, projected future taxable income and other matters in making this assessment. The Company reviewed its deferred tax assets and at both December 31, 2008 and December 31, 2007, recorded a valuation allowance to reduce these assets to zero to reflect that, more likely than not, they will not be realized. Utilization of the Company’s net operating loss (NOL) and research and development (R&D) credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the Code), as well as similar state provisions. These ownership changes may limit the amount of NOL and R&D credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an “ownership change” as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “ Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 ” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. The Company adopted the provisions of FIN 48 as of January 1, 2007 and has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions.

The State of New Jersey has taken the position that amounts reimbursed to Genta by Aventis Pharmaceutical Inc. for co-development expenditures during an audit period of 2000 through 2004 were subject to Alternative Minimum Assessment (AMA), resulting in a liability at December 31, 2008 of $841,000, (see Note 13 to the Company’s Consolidated Financial Statements). The Company believes the State’s position is unjustified and is pursuing this matter before the New Jersey Tax Court. Other than this matter, the Company believes that its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN 48. In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN 48. If such adjustment was recorded, it would have been fully offset by a change in a valuation allowance.

The Company’s policy for recording interest and penalties associated with audits is that penalties and interest expense are recorded in interest expense in the Company’s Consolidated Statements of Operations.

Stock Options

The Company’s share-based payments including grants of employee stock options are recognized in the Consolidated Statement of Operations based on their fair values. The amount of compensation cost is measured based on the grant-date fair value of the equity instrument issued. The Company utilizes a Black-Scholes option-pricing model to measure the fair value of stock options granted to employees. See Note 15 to our Consolidated Financial Statements for a further discussion on share-based compensation.

Deferred Financing Costs and Other Debt-Related Costs

Deferred financing costs are amortized over the term of its associated debt instrument. The Company evaluates the terms of the debt instruments to determine if any embedded derivatives or beneficial conversion features exist. The Company allocates the aggregate proceeds of the notes payable between the warrants and the notes based on their relative fair values in accordance with Accounting Principle Board No. 14 (APB 14), “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.” The fair value of the warrant issued to the placement agent is calculated utilizing the Black-Scholes option-pricing model. The Company is amortizing the resultant discount or other features over the term of the notes through its earliest maturity date using the effective interest method. Under this method, the interest expense recognized each period will increase significantly as the instrument approaches its maturity date. If the maturity of the debt is accelerated because of defaults or conversions, then the amortization is accelerated.

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Net Loss Per Common Share

Net loss per common share for the year ended December 31, 2008, 2007 and 2006, respectively, are based on the weighted average number of shares of common stock outstanding during the periods. Basic and diluted loss per share are identical for all periods presented as potentially dilutive securities have been excluded from the calculation of the diluted net loss per common share because the inclusion of such securities would be antidilutive. The potentially dilutive securities include 32 million, 46,000 and 42,000 in 2008, 2007 and 2006, respectively, reserved for the conversion of convertible notes, convertible preferred stock and the exercise of outstanding options and warrants.

Recent Accounting Pronouncements

In June 2008 the FASB issued EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”. EITF 07-5 provides guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock for purposes of determining whether the appropriate accounting treatment falls under the scope of SFAS 133, “Accounting For Derivative Instruments and Hedging Activities” and/or EITF 00-19, “Accounting For Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. EITF 07-05 is effective as of the beginning of our 2009 fiscal year. The Company does not expect the adoption of EITF 07-05 to have a material impact on its consolidated financial position or results of operations.

In May 2008, the FASB issued FASB Staff Position (“FSP”) APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement). FSP APB14-1 will require us to account separately for the liability and equity components of our convertible debt. The debt would be recognized at the present value of its cash flows discounted using our nonconvertible debt borrowing rate at the time of issuance. The equity component would be recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. The FSP also requires accretion of the resultant debt discount over the expected life of the debt. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. Entities are required to apply the FSP retrospectively for all periods presented. We are currently evaluating FSP APB 14-1 and have not yet determined the impact its adoption will have on our consolidated financial statements. However, the impact of this new accounting treatment may be significant and may result in a significant increase to non-cash interest expense beginning in fiscal year 2009 for financial statements covering past and future periods.

In May 2008, the Financial Accounting Standards Board (FASB) issued SFAS No. 162, “ The Hierarchy of Generally Accepted Accounting Principles” . The statement is intended to improve financial reporting by identifying a consistent hierarchy for selecting accounting principles to be used in preparing financial statements that are prepared in conformance with generally accepted accounting principles. The statement is effective 60 days following the Securities and Exchange Commission’s (SEC) approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “ The Meaning of Present Fairly in Conformity with GAAP ”, and is not expected to have any impact on the Company’s financial statements.

In March 2008, the FASB issued SFAS 161, “ Disclosures about Derivative Instruments and Hedging Activities , an amendment of FASB SFAS 133 ” (“SFAS 161”), which requires enhanced disclosures for derivative and hedging activities. SFAS 161 will become effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The implementation of this standard did not have a material effect on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS 141(R), “ Business Combinations ” (“SFAS 141(R)”), which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is to be applied prospectively to business combinations for which the acquisition date is on or after an entity’s fiscal year that begins after December 15, 2008. The standard will have an impact on our financial statements when an acquisition occurs.

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

In December 2007, the FASB issued SFAS 160, “ Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 ” (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The implementation of this standard did not have a material effect on the Company’s consolidated financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin 110 (“SAB 110”), which permits entities, under certain circumstances, to continue to use the “simplified” method of estimating the expected term of plain options as discussed in SAB No. 107 and in accordance with SFAS 123R. The guidance in this release was effective January 1, 2008. The implementation of this standard did not have a material effect on the Company’s consolidated financial statements.

In December 2007, the FASB issued EITF Issue No. 07-1, “ Accounting for Collaborative Arrangements ,” which is effective for calendar year companies on January 1, 2009. The Task Force clarified the manner in which costs, revenues and sharing payments made to, or received by, a partner in a collaborative arrangement should be presented in the income statement and set forth certain disclosures that should be required in the partners’ financial statements. The implementation of this standard did not have a material effect on the Company’s consolidated financial statements.

In June 2007, the FASB issued EITF Issue No. 07-3, “ Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities ,” which was effective for calendar year companies on January 1, 2008. The Task Force concluded that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the services are performed, or when the goods or services are no longer expected to be provided. The implementation of this standard did not have a material effect on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS 159, “ The Fair Value Option for Financial Assets and Financial Liabilities ” (“SFAS 159”). SFAS 159 permits all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS 159 applied to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that also elected to apply the provisions of SFAS 157, “ Fair Value Measurements ”. The implementation of this standard did not have a material effect on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS 157, “ Fair Value Measurements ”. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. The Company was required to adopt SFAS 157 beginning January 1, 2008. In February 2008, the FASB released FASB Staff Position (FSP FAS 157-2 — Effective Date of FASB Statement No. 157), which delayed the effective date of SFAS No. 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of SFAS No. 157 for the Company’s financial assets and liabilities did not have a material impact on its consolidated financial statements. The Company does not expect that adoption of SFAS No. 157 for the Company’s non-financial assets and liabilities, effective January 1, 2009, will have a material impact on its financial statements.

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

3. Marketable Securities

The carrying amounts of the Company’s marketable securities, which are primarily securities of government-backed agencies, approximate fair value due to the short-term nature of these instruments. The fair value of available-for-sale marketable securities was as follows ($ thousands):

December 31, 2007
Cost	$1,970
Gross unrealized gains	29
Gross unrealized losses	—
Fair value	$1,999

The fair value of each marketable security was compared to its cost and therefore, unrealized gains of approximately $29,000 were recognized in accumulated other comprehensive income in the Company’s Consolidated Balance Sheets at December 31, 2007.

4. Inventory

Inventories are stated at the lower of cost or market with cost being determined using the first-in, first-out (FIFO) method. Inventories consisted of the following ($ thousands):

	December 31,
	2008	2007
Raw materials	$24	$24
Work in process	—	—
Finished goods	97	201
	$121	$225

The Company has substantial quantities of Genasense® drug supply which are recorded at zero cost. Such inventory would be available for the commercial launch of this product, should Genasense® be approved.

5. Settlement of Office Lease Obligation and Operating Leases

In May 2008, the Company entered into an amendment of its Lease Agreement with The Connell Company (Connell), whereby the lease for one floor of office space in Berkeley Heights, New Jersey was terminated. Connell received a termination payment of $1.3 million, comprised solely of the Company’s security deposits and the Company agreed to a future payment from the Company of $2.0 million upon the earlier of July 1, 2009 or the receipt of at least $5.0 million in upfront cash from a business development deal. In January 2009, the Company entered into an amendment of its agreement with Connell whereby the Company’s future payment of $2.0 million is now payable on January 1, 2011. The Company will pay 6.0% interest in arrears to Connell from July 1, 2009 through the new payment date.

At December 31, 2007, the Company had maintained $1.7 million in restricted cash balances with financial institutions related to lease obligations on its corporate facilities. These amounts were included in other assets in the Company’s Consolidated Balance Sheets.

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Future minimum obligations under operating leases at December 31, 2008 are as follows ($ thousands):

2009	$706
2010	146
2011	2,007
2012	—
2013	—
Thereafter	—
$2,859

Annual rent expense incurred by the Company in 2008, 2007 and 2006 was $4.8 million, $2.6 million and $2.5 million, respectively. The annual rent expense in 2008 of $4.8 million includes the termination agreement with Connell for $3.3 million.

6. Provision for Settlement of Litigation, net

The Company reached an agreement to settle a class action litigation in consideration for issuance of 40,000 shares of common stock of the Company (adjusted for any subsequent event that results in a change in the number of shares outstanding as of January 31, 2007) and $18.0 million in cash for the benefit of plaintiffs and the stockholder class, (see Note 19 to the Consolidated Financial Statements). A Court order approving the settlement was issued on May 27, 2008 and the settlement became final on June 27, 2008. The Company also entered into release and settlement agreements with its insurance carriers, pursuant to which insurance will cover the settlement fee and various costs incurred in connection with the action. Under FASB Statement No. 5, “ Accounting for Contingencies ” and FASB Interpretation No. 14, “ Reasonable Estimation of the Amount of a Loss, an interpretation of FASB Statement No. 5, ” the Company recorded an expense of $5.3 million, comprised of 40,000 shares of the Company’s common stock valued at a market price of $132.00 on December 31, 2006. At December 31, 2007, the revised estimated value of the common shares portion of the litigation settlement was $1.0 million, based on a closing price of Genta’s common stock of $26.00 per share, resulting in a reduction in the provision of $4.2 million recognized in the year ended December 31, 2007. At June 27, 2008, the date that the settlement became final, the revised value of the common stock portion of the litigation settlement was $0.7 million, based on a closing price of Genta’s common stock of $17.50 per share, resulting in a reduction in the provision of $0.3 million for the year ended December 31, 2008. The liability for the settlement of litigation, originally recorded at $23.2 million at December 31, 2006, was measured at $19.0 million at December 31, 2007 and $0.7 million at December 31, 2008 and is included in accounts payable and accrued expenses in the Company’s Consolidated Balance Sheets. An insurance receivable of $18.0 million was included in prepaid expenses and other current assets in the Company’s Consolidated Balance Sheets at December 31, 2007. As a result of the Court approving the settlement on May 27, 2008 and it being deemed final on June 27, 2008, the Company no longer had any interest in the insurance proceeds held in escrow or the associated liability.

7. Property and Equipment, Net

Property and equipment is comprised of the following ($ thousands):

	Estimated	December 31,
	Useful Lives	2008	2007
Computer equipment	3	$2,298	$2,855
Software	3	3,206	3,211
Furniture and fixtures	5	899	936
Leasehold improvements	Life of lease	463	420
Equipment	5	182	182
		7,048	7,604
Less accumulated depreciation and amortization		(6,748)	(7,281)
		$300	$323

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

8. Write-off of Prepaid Royalty

In December 2000, the Company recorded $1.3 million as the fair value for its commitment to issue shares of common stock to a major university as consideration for an amendment to a license agreement initially executed in August 1991 related to antisense technology licensed from the university. The amendment provided for a reduction in the royalty percentage rate to be paid to the university based on the volume of sales of the Company’s products containing the antisense technology licensed from such university. These shares were issued in 2001. The Company planned to amortize the prepaid royalties upon the commercialization of Genasense®. In December 2006, the Company received a non-approvable notice from the FDA for its NDA for the use of Genasense® plus chemotherapy in patients with CLL. As a result, in December 2006, the Company accounted for the impairment of these prepaid royalties by recording a write-off of this asset.

9. Workforce reduction

In December 2006, due to FDA’s non-approval of the Company’s NDA for CLL, the Company initiated a series of steps that are designed to conserve cash in order to focus on its oncology development operations. The Company reduced its workforce by 34 positions, or approximately 35%, including the elimination of 18 positions classified as research and development, 9 in sales and marketing and 7 in administration. Severance costs of $0.7 million were recognized in operating expenses in December 2006, including $0.3 million in research and development expenses and $0.4 million in selling, general and administrative expenses in the Company’s Consolidated Statements of Operations. Payment of the severance began in January 2007 and was completed by June 30, 2007.

10. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses is comprised of the following ($ thousands):

	December 31,
	2008	2007
Accounts payable	$4,654	$2,519
Accrued compensation	574	488
Reserve for settlement of litigation obligation	700	19,040
License obligations to Daiichi Sankyo	2,125	—
State of New Jersey (AMA) tax liability	841	776
Other accrued expenses	2,330	3,027
	$11,224	$25,850

The carrying amount of accounts payable approximates fair value due to the short-term nature of these instruments.

11. Notes Payable

During 2007, the Company issued notes payable to finance premiums for its corporate insurance policies of $1.1 million. Payments were scheduled for seven or ten equal monthly installments for the notes initiated in 2007. The notes payable balance at December 31, 2007 was $0.5 million. The carrying amount of notes payable approximates fair value due to the short-term nature of these instruments.

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

12. Convertible Notes and Warrant

On June 5, 2008, the Company entered into a securities purchase agreement with certain institutional and accredited investors to place up to $40.0 million of senior secured convertible notes with such investors. On June 9, 2008, the Company placed $20.0 million of such notes in the initial closing. The notes are due June 9, 2010 and bear interest at an annual rate of 15% payable at quarterly intervals in stock or cash at the Company’s option, and are convertible into shares of Genta common stock at a conversion rate of 2,000 shares of common stock for every $1,000 of principal. At the time the notes were issued, the Company recorded a debt discount (beneficial conversion) relating to the conversion feature in the amount of $20.0 million. The aggregate intrinsic value of the difference between the market price of the Company’s share of stock on June 9, 2008 and the conversion price of the notes was in excess of the face value of the $20.0 million notes, and thus, a full debt discount was recorded in an amount equal to the face value of the debt. The Company is amortizing the resultant debt discount over the term of the notes through its maturity date using the effective interest method. In addition, the notes prohibit the Company from consummating any additional financing transaction without the approval of holders of more than two-thirds of the principal amount of the notes. The Company is in compliance with all debt-related covenants at December 31, 2008.

Through December 31, 2008, holders of the convertible notes have voluntarily converted approximately $4.5 million, resulting in an issuance of 8.9 million shares of common stock.

The notes included certain events of default, including a requirement that the Company obtain stockholder approval within a specified period of time to amend its certificate of incorporation to authorize additional shares of common stock.

Upon the occurrence of an event of default, holders of the notes have the right to require the Company to prepay all or a portion of their notes as calculated as the greater of (a) 150% of the aggregate principal amount of the note plus accrued interest or (b) the aggregate principal amount of the note plus accrued interest divided by the conversion price; multiplied by a weighted average price of the Company’s common stock. Pursuant to a general security agreement, entered into concurrently with the notes (the “Security Agreement”), the notes are secured by a first lien on all assets of the Company, subject to certain exceptions set forth in the Security Agreement.

In addition, in connection with the placement of the senior secured convertible notes, the Company issued a warrant to its private placement agent to purchase 800,000 shares of common stock at an exercise price of $1.00 per share. The warrant was valued at $7.6 million, using a Black-Scholes valuation model. In addition, the Company incurred a financing fee of $1.2 million. The deferred financing costs, including the financing fee and the initial value of the warrant, are being amortized over the two-year term of the convertible notes. At December 31, 2008, the unamortized balances of the financing fee and the warrant are $0.9 million and $5.5 million, respectively.

The Company concluded that it should initially account for conversion options embedded in convertible notes in accordance with SFAS No. 133 “ Accounting for Derivative Instruments and Hedging Activities ” (“SFAS 133”) and EITF 00-19 “ Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock ” (“EITF 00-19”). SFAS 133 generally requires companies to bifurcate conversion options embedded in convertible notes from their host instruments and to account for them as free standing derivative financial instruments in accordance with EITF 00-19. EITF 00-19 states that if the conversion option requires net cash settlement in the event of circumstances that are not solely within the Company’s control, that the notes should be classified as a liability measured at fair value on the balance sheet. In this case, if the Company was not successful in obtaining approval of its stockholders to increase the number of authorized shares to accommodate the potential number of shares that the notes convert into, the Company would have been required to cash settle the conversion option.

Upon the issuance date, there were an insufficient number of authorized shares of common stock in order to permit conversion of all of the issued convertible notes. In accordance with EITF 00-19, when there are insufficient authorized shares to allow for settlement of convertible financial instruments, the conversion obligation for the notes should be classified as a liability and measured at fair value on the balance sheet. Accordingly, at June 9, 2008, in connection with the $20.0 million initial closing, the convertible features of the notes were recorded as derivative liabilities of $380.0 million. At the recording of the initial closing, the fair value of the conversion feature, $380.0 million, exceeded the proceeds of $20.0 million. The difference of $360.0 million was charged to expense as the change in the fair market value of conversion liability. Accordingly, the Company recorded an initial discount of $20.0 million equal to the face value of the notes, which is being amortized over the two-year term of the notes.

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

On October 6, 2008, at the Annual Meeting of Stockholders, the Company’s stockholders approved an amendment to Genta’s Restated Certificate of Incorporation, as amended, to increase the total number of authorized shares of capital stock available for issuance from 255,000,000, consisting of 250,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, to 6,005,000,000, consisting of 6,000,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. The notes were re-measured and credited to permanent equity, resulting in total expense for the year ended December 31, 2008 of $460.0 million.

The conversion option was valued at June 9, 2008 and October 6, 2008 using the Black-Scholes valuation model with the following assumptions:

	October 6, 2008	June 9, 2008
Price of Genta common stock	$12.50	$10.00
Volatility	137.4%	125.6%
Risk-free interest rate	1.36%	2.73%
Remaining contractual lives	1.68	2.00

The Company also classified the warrant obligation as a liability to be measured at fair value on the balance sheet, in accordance with EITF 00-19. Accordingly, at June 9, 2008, the Company recorded the warrant liability at a fair value of $7.6 million based upon the Black-Scholes valuation model. On October 6, 2008, we re-measured the warrant liability and credited it to permanent equity, resulting in total expense for the year ended December 31, 2008 of $2.0 million.

	October 6, 2008	June 9, 2008
Price of Genta common stock	$12.50	$10.00
Volatility	128.6%	115.0%
Risk-free interest rate	2.32%	3.41%
Remaining contractual lives	4.68	5.00

13. Income Taxes

Significant components of the Company’s deferred tax assets as of December 31, 2008 and 2007 and related valuation reserves are presented below ($ thousands):

	December 31,
	2008	2007
Deferred tax assets:
Deferred compensation	$772	$772
Net operating loss carryforwards	135,990	130,111
Research and development credit and Orphan Drug credit carryforwards	51,288	41,484
Purchased technology and license fees	0	4,850
Depreciation and amortization, net	193	261
Share-based compensation expense	911	892
Provision for settlement of litigation, net	308	458
Write-off of prepaid royalties	558	558
New Jersey Alternative Minimum Assessment (AMA) Tax	730	730
New Jersey research and development credits	4,979	5,612
Provision for excess inventory	714	714
Reserve for product returns	0	2
Accrued liabilities	1,576	355
Other, net	197	323
Total deferred tax assets	198,216	187,122
Valuation allowance for deferred tax assets	(190,884)	(187,122)
Net deferred tax assets	$7,332	$—
Deferred tax liabilities:
Deferred financing costs	$(4,922)	$—
Debt discount	(2,410)	—
Total deferred tax liabilities	$(7,332)	$—

Net deferred tax assets (liabilities)	$—	$—

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

A full valuation allowance has been provided at December 31, 2008 and 2007, respectively, to reserve for deferred tax assets, as it appears more likely than not that net deferred tax assets will not be realized.

Effective January 1, 2007 the company adopted FIN 48. As of December 31, 2008 and 2007, the Company recorded a liability for $841,000 and $776,000, respectively, of unrecognized tax benefits (UTB’s), of which $841,000 and $776,000 is included in accounts payable and accrued expenses on the Company’s Consolidated Balance Sheets, respectively. In addition, as of December 31, 2008 and 2007, the Company reduced its deferred tax assets by $1,312,000 and $1,033,000, respectively. However, the Company recorded a full valuation allowance on its net deferred tax assets and reduced its valuation allowance on these respective amounts. The amount of UTB’s that would have an impact on the effective tax rate, if recognized, is $533,000.

A reconciliation of the total amount of unrecognized tax benefits (UTB’s) is as follows:

($ in thousands)	2008	2007
Unrecognized tax benefits: January 1	$1,567	$1,388

Gross increases: Tax positions taken in prior periods

Gross decreases: Tax positions taken in prior periods

Gross Increases- Current period tax positions	$278	$179

Lapse of Statute of Limitations

Unrecognized tax benefits: December 31	$1,845	$1,567

The Company files corporate tax returns at the federal level and in the State of New Jersey. The open tax years that are subject to examination for these jurisdictions are 2005 through 2008 for federal returns and 2002 through 2008 for tax returns for the State of New Jersey.

New Jersey has enacted legislation permitting certain corporations located in the state to sell state tax loss carryforwards and state research and development credits. The Company sold portions of its New Jersey net operating losses and received approximate payments of $2.0 million in 2008 and $1.5 million in 2007, recognized as income tax benefits.

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

If still available under New Jersey law, the Company will attempt to sell its tax loss carryforwards in 2008. We cannot be assured that the New Jersey program will continue in 2008, nor can we estimate what percentage of our saleable tax benefits New Jersey will permit us to sell, how much money will be received in connection with the sale, or if the Company will be able to find a buyer for its tax benefits.

The Company’s Federal tax returns have never been audited. In January 2006, the State of New Jersey concluded its fieldwork with respect to a tax audit for the years 2000 through 2004. The State of New Jersey took the position that amounts reimbursed to Genta by Aventis Pharmaceutical Inc. for co-development expenditures during the audit period were subject to Alternative Minimum Assessment (AMA), resulting in a liability at that time of approximately $533,000. Although the Company and its outside tax advisors believe the State’s position on the AMA liability is unjustified, there is little case law on the matter and it is probable that the Company will be required to ultimately pay the liability. As of December 31, 2008, the Company had accrued a tax liability of $533,000, penalties of $27,000 and interest of $281,000 related to this assessment. The Company appealed this decision to the State and in February 2008, the State notified the Company that its appeal had not been granted. The Company believes the State’s position is unjustified and is pursuing this matter before the New Jersey Tax Court. Upon close of the audit the Company’s UTB’s should decrease by approximately $841,000.

The Company recorded $65,000, $139,000 and $66,000 in interest expense related to the State of New Jersey assessment during 2008, 2007 and 2006, respectively.

At December 31, 2008, the Company has federal and state net operating loss carryforwards of approximately $324.8 million and $241.9 million, respectively. The federal tax loss carryforward balance at December 31, 2008 begins to expire in 2009 and completely expires in 2028. The Company also has Research and Development credit and Orphan Drug credit carryforwards totaling $49.7 million; the balance at December 31, 2008 begins to expire in 2009 and completely expires in 2028.

14.  Stockholders’ (Deficit)/Equity

Common Stock

On October 6, 2008, at the Annual Meeting of Stockholders, the Company’s stockholders approved an amendment to Genta’s Restated Certificate of Incorporation, as amended, to increase the total number of authorized shares of capital stock available for issuance from 255,000,000, consisting of 250,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, to 6,005,000,000, consisting of 6,000,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock.

In February 2008, the Company sold 122,000 shares of the Company’s common stock at a price of $25.00 per share, raising approximately $3.1 million, before estimated fees and expenses.

At the Company’s Annual Meeting of Stockholders on July 11, 2007, the Company’s stockholders authorized its Board of Directors to effect a reverse stock split of all outstanding shares of common stock, and the Board of Directors subsequently approved the implementation of a reverse stock split at a ratio of one for six shares.

In March 2007, the Company sold 100,000 shares of the Company’s common stock at a price of $108.00 per share, raising $10.2 million, net of fees and expenses.

Preferred Stock Purchase Right

In 2005 the Board of Directors adopted a Stockholder Rights Plan and declared a dividend of one preferred stock purchase right (a “Right”) for each outstanding share of common stock of the Company, payable to holders of record as of the close of business on September 27, 2005. Generally, the rights become exercisable upon the earlier of the close of business on the tenth business day following the first public announcement that any person or group has become a beneficial owner of 15% or more of the Company’s common stock and the close of business on the tenth business day after the date of the commencement of a tender or exchange offer by any person which would, if consummated, result in such person becoming a beneficial owner of 15% or more of the Company’s common stock. Each Right shall be exercisable to purchase, for $25.00, subject to adjustment, one one-hundredth of a newly registered share of Series G Participating Cumulative Preferred Stock, par value $0.001 per share of the Company.

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Series A Preferred Stock

Each share of Series A Preferred Stock is immediately convertible into shares of the Company’s common stock, at a rate determined by dividing the aggregate liquidation preference of the Series A Preferred Stock by the conversion price. The conversion price is subject to adjustment for antidilution. As of December 31, 2008 and December 31, 2007, each share of Series A Preferred Stock was convertible into 3.0699 and 0.0469 shares of common stock, respectively. At December 31, 2008 and December 31, 2007, the Company had 7,700 shares of Series A Convertible Preferred Stock issued and outstanding.

In the event of a liquidation of the Company, the holders of the Series A Preferred Stock are entitled to a liquidation preference equal to $50 per share, or $0.4 million at December 31, 2008.

Series G Preferred Stock

The Company has 5.0 million shares of preferred stock authorized, of which 2.0 million shares has been designated Series G Participating Cumulative Preferred.

Warrant

In connection with the June 2008 convertible note financing, the Company issued a common stock purchase warrant to its private placement agent. The warrant is exercisable into 800,000 shares of common stock at an exercise price of $1.00 per share.

Common Stock Reserved

At December 31, 2008, the Company had 9.7 million shares of common stock outstanding, 68,000 shares reserved for the conversion of convertible preferred stock and the exercise of outstanding options, 0.8 million shares reserved for the conversion of an outstanding warrant and 31.1 million shares reserved for the conversion of senior convertible notes, and 3,000 additional shares of common stock authorized for issuance and remaining to be granted under the Company’s Non-Employee Directors’ 1998 Stock Option Plan, as amended and restated.

15. Share-Based Compensation

The Company estimates the fair value of each option award on the date of the grant using the Black-Scholes option valuation model. Expected volatilities are based on the historical volatility of the Company’s common stock over a period commensurate with the options’ expected term. The expected term represents the period of time that options granted are expected to be outstanding and is calculated in accordance with the Securities and Exchange Commission (“SEC”) guidance provided in the SEC’s Staff Accounting Bulletin 107 (“SAB 107”), using a “simplified” method. The Company has used the simplified method and will continue to use the simplified method as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate an expected term. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the Company’s stock options. The post-vesting forfeiture rate is estimated using historical option cancellation information. The post-vesting forfeiture rate assumption was 40% for the years ended December 31, 2007 and 2006, respectively, and was increased to 50% for the year ended December 31, 2008 based on actual historical forfeitures. The following table summarizes the weighted-average assumptions used in the Black-Scholes model for options granted during the years ended December 31, 2008, 2007 and 2006, respectively:

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Expected volatility	115.7%	102%	97%
Expected dividends	—	—	—
Expected term (in years)	6.25	6.25	6.25
Risk-free rate	2.7%	4.8%	4.6%

The share-based compensation expense recognized for the years ended December 31, 2008, 2007 and 2006, respectively, follows:

($ thousands, except per share data)	2008	2007	2006
Research and development expenses	$151	$521	$997
Selling, general and administrative	338	852	2,002
Total share-based compensation expense	$489	$1,373	$2,999
Share-based compensation expense, per basic and diluted common share	$0.44	$2.32	$6.65

16. Stock Option Plans

As of December 31 2008, the Company has two outstanding share-based compensation plans, which are described below:

1998 Stock Incentive Plan

Pursuant to the Company’s 1998 Stock Incentive Plan, as amended (the “1998 Plan”), 68,000 shares were provided for the grant of stock options to employees, directors, consultants and advisors of the Company. Option awards were granted with an exercise price at not less than the fair market price of the Company’s common stock on the date of the grant; those option awards generally vested over a four-year period in equal increments of 25%, beginning on the first anniversary of the date of the grant. All options granted had contractual terms of ten years from the date of the grant. As of May 27, 2008, the authorization to provide grants under the 1998 Plan expired.

The following table summarizes the option activity under the 1998 Plan as of December 31, 2008 and changes during the three years then ended:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Stock Options
Outstanding at December 31, 2005	31	1,512.00
Granted	9	582.00
Exercised	—	—
Forfeited or expired	(1)	1,266.00
Outstanding at December 31, 2006	39	$1,311.00
Granted	6	70.00
Exercised	—	—
Forfeited or expired	(2)	819.00
Outstanding at December 31, 2007	43	$1,152.50
Granted	—	—
Exercised	—	—
Forfeited or expired	(6)	888.00
Outstanding at December 31, 2008	37	$1,191.50	3.8	$—
Vested and exercisable at December 31, 2008.	26	$1,109.50	1.7	$—

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

There is no intrinsic value to outstanding stock options as the exercise prices of all outstanding options are above the market price of the Company’s stock at December 31, 2008.

As of December 31, 2008, there was approximately $0.2 million of total unrecognized compensation cost related to non-vested share-based compensation granted under the 1998 Plan, which is expected to be recognized over a weighted-average period of 1.2 years.

The following table summarizes the restricted stock unit (RSU) activity under the 1998 Plan as of December 31, 2008 and changes during the two years then ended:

Restricted Stock Units	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value per Share
Outstanding nonvested RSUs at January 1, 2007	0	$—
Granted	1	$71.00
Vested	0	$—
Forfeited or expired	(1)	$71.00
Outstanding nonvested RSUs at December 31, 2007	0	$71.00
Granted	10	$20.50
Vested	0	$71.00
Forfeited or expired	(5)	$20.50
Outstanding nonvested RSUs at December 31, 2008	5	$20.50

As of December 31, 2008, there was approximately $24,000 of total unrecognized compensation cost related to non-vested share-based compensation resulting from RSUs granted under the 1998 Plan, which is expected to be recognized over the six months ended June 30, 2009.

1998 Non-Employee Directors’ Plan

Pursuant to the Company’s 1998 Non-Employee Directors’ Plan as amended (the “Directors’ Plan”), 12,000 shares have been provided for the grant of non-qualified stock options to the Company’s non-employee members of the Board of Directors. Option awards must be granted with an exercise price at not less than the fair market price of the Company’s common stock on the date of the grant. Initial option grants vest over a three-year period in equal increments, beginning on the first anniversary of the date of the grant. Subsequent grants, generally vest on the date of the grant. All options granted have contractual terms of ten years from the date of the grant.

The fair value of each option award is estimated on the date using the same valuation model used for options granted under the 1998 Plan.

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

The following table summarizes the option activity under the Directors’ Plan as of December 31, 2008 and changes during the three years then ended:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Stock Options
Outstanding at December 31, 2005	4	$1,878.00
Granted	0	621.00
Exercised	0	300.00
Forfeited or expired	(2)	2,049.00
Outstanding at December 31, 2006	2	$1,851.00
Granted	0	90.00
Exercised	—	—
Forfeited or expired	0	2,004.00
Outstanding at December 31, 2007	2	$1,530.50
Granted.	0	12.50
Exercised	—	—
Forfeited or expired	0	2,091.00
Outstanding at December 31, 2008	2	$1,130.50	6.2	$—
Vested and exercisable at December 31, 2008.	2	$1,130.50	6.2	$—

There is no intrinsic value to outstanding stock options as the exercise prices of all outstanding options are above the market price of the Company’s stock at December 31, 2008. The weighted-average grant-date fair value of options granted during the year ended December 31, 2008 was $12.50.

Stock option grants for a combination of both the 1998 Plan and the 1998 Directors Plan were as follows:

Year	Options Granted (in Thousands)	Weighted Average Grant Date Per Share Fair Value
2008	0	$12.50
2007	7	71.00
2006	9	585.00

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

An analysis of all options outstanding as of December 31, 2008 is presented below, (option figures are in thousands):

Range of Prices	Options Outstanding	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price of Options Exercisable
$12.50 - $99.00	4	9.0	$39.00	1	$43.00
$136.50 - $477.00	3	7.4	353.50	1	347.50
$483.00 - $648.00	6	7.0	612.00	3	604.50
$729.00 - $800.50	16	0.9	800.00	16	800.00
$1,719.00 - $2,805.00	4	2.8	2,162.00	4	2,162.00
$2,964.00 - $5,475.00	6	4.2	3,314.50	2	3,761.50
	39	3.9	$1,188.50	27	1,111.00

2007 Stock Incentive Plan

On September 17, 2007, the Company’s Board of Directors approved the Company’s 2007 Stock Incentive Plan (the “2007 Plan”), pursuant to which 170,000 shares of the Company’s common stock would be authorized for issuance, subject to approval of the Company’s stockholders. On September 17, 2007 and September 20, 2007, the Board of Directors approved the issuance of a combined total of 108,000 options under the 2007 Plan. Awards granted under the plan prior to stockholder approval of the plan were subject to and conditioned upon receipt of such approval on or before September 17, 2008. The Company did not obtain stockholder approval of this plan; the plan was terminated and awards granted pursuant to the plan were terminated. The Company did not recognize compensation expense for grants under the 2007 Plan because grants of these options were contingent upon stockholder approval, and therefore, a grant date as defined in SFAS 123R had not occurred.

Acquisition Bonus Program

On September 17, 2007, the Board of Directors approved an Acquisition Bonus Program. Under the program, participants were eligible to share in a portion of the proceeds realized from a change in control of the Company that occurred prior to the earlier of (i) December 31, 2008 or (ii) the approval by the Company’s stockholders of the 2007 Stock Incentive Plan.

The Acquisition Bonus Program expired on December 31, 2008.

17. Employee Savings Plan

In 2001, the Company initiated sponsorship of the Genta Incorporated Savings and Retirement Plan, a defined contribution plan under Section 401(k) of the Internal Revenue Code. The Company’s matching contribution to the Plan was $0.2 million, $0.3 million, and $0.4 million for 2008, 2007 and 2006, respectively.

18.	Comprehensive Loss

An analysis of comprehensive loss is presented below:

	Years Ended December 31,
($ in thousands)	2008	2007	2006
Net loss	$(505,838)	$(23,320)	$(56,781)
Change in market value on available-for-sale marketable securities	(29)	29	31
Total comprehensive loss	$(505,867)	$(23,291)	$(56,750)

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

19. Commitments and Contingencies

Litigation and Potential Claims

In February 2007, a complaint against the Company was filed in the Superior Court of New Jersey by Howard H. Fingert, M.D., a former employee of the Company. The complaint alleges, among other things, breach of contract as to the Company’s stock option plan and as to a consulting agreement allegedly entered into by the Company and Dr. Fingert subsequent to termination of Dr. Fingert’s employment with the Company, breach of implied covenant of good faith and fair dealing with respect to the Company’s stock option plan and the alleged consulting agreement, promissory estoppel with respect to the exercise of stock options and provision of consulting services after termination of employment, and fraud and negligent misrepresentation with respect to the exercise of stock options and provision of consulting services after termination of employment. The complaint sought monetary damages, including punitive and consequential damages. The Company and Fingert settled this complaint in January 2009, and the Company accrued the settlement amount as of December 31, 2008. The settlement did not constitute an admission of guilt or liability.

In November 2007, a complaint against the Company was filed in the United States District Court for the District of New Jersey by Ridge Clearing & Outsourcing Solutions, Inc. The complaint alleges, among other things, that the Company caused or contributed to losses suffered by a Company stockholder which have been incurred by Ridge. The Company and Ridge settled this complaint in September 2008. The settlement did not constitute an admission of guilt or liability.

In September 2008, several stockholders of the Company, on behalf of themselves and all others similarly situated, filed a class action complaint against us, our Board of Directors, and certain of our executive officers in Superior Court of New Jersey, captioned Collins v. Warrell, Docket No. L-3046-08. The complaint alleges that in issuing convertible notes, our Board of Directors, and certain officers breached their fiduciary duties, and we aided and abetted the breach of fiduciary duty. Defendants filed a motion to dismiss on December 29, 2008. Plaintiffs’ opposition is due on or before February 13, 2009, and Defendants’ reply is due March 16, 2009. It is possible that oral argument on the motion will be held on March 20, 2009. Discovery has begun. We, the Board of Directors and Officers deny these allegations and intend to vigorously defend this lawsuit.

In November 2008, a complaint against the Company and its transfer agent, BNY Mellon Shareholder Services, was filed in the Supreme Court of the State of New York by an individual stockholder. The complaint alleges that the Company and its transfer agent caused or contributed to losses suffered by the stockholder. The Company denies the allegations of the complaint and intends to vigorously defend this lawsuit.

20. Supplemental Disclosure of Cash Flows Information and Non-cash Investing and Financing Activities

In accordance with the terms of the convertible notes, the Company elected to pay interest due on the notes on December 9, 2008 in shares of its common stock to all noteholders where the issuance of the shares would not cause the noteholder to beneficially own more than 4.999% of the Company’s outstanding common stock. Accordingly, the Company issued 800,000 shares and $0.1 million to satisfy the interest payment on December 9, 2008.

Through December 31, 2008, holders of the convertible notes have voluntarily converted approximately $4.5 million of their notes, resulting in an issuance of 9.0 million shares of common stock.

No interest was paid for the twelve months ended December 31, 2007 and 2006, respectively.

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

21. Selected Quarterly Financial Data (Unaudited)

2008

	Quarter Ended
($ thousands, except per share data)	Mar. 31	Jun. 30	Sep. 30	Dec. 31
Revenues	$117	$131	$115	$—
Gross margin	92	102	89	(23)
Operating expenses	9,816	10,268	7,563	5,763
Other income/(expense), net	67	(728,198)	220,087	33,380
Net (loss)/income	(9,657)	(738,364)	212,613	29,569
Net (loss)/income per basic common share**	$(14.29)	$(1,004.58)	$289.22	$12.90
Net (loss)/income per diluted common share	$(14.29)	$(1,004.58)	$5.12	$1.08

2007

	Quarter Ended
($ thousands, except per share data)	Mar. 31	Jun. 30	Sep. 30	Dec. 31
Revenues	$94	$105	$115	$266
Gross margin	72	79	95	244
Operating expenses-net	5,875	8,594	8,046	3,601
Net loss	(5,605)	(8,235)	(7,732)	(1,748)
Net loss per common share:
Basic and diluted	$(10.50)	$(13.45)	$(12.63)	$(2.85)

**
Net (loss)/income per basic common share and net (loss)/income per diluted common share are calculated independently for each quarter and the full year based upon respective average shares outstanding. Therefore, the sum of the quarterly amounts does not equal the annual amounts reported.

The Company has experienced significant quarterly fluctuations in operating results and it expects that these fluctuations will continue.

Quarterly results in 2008 have been impacted by the accounting for the convertible note and warrant issued in June 2008, (see note 12 to the Consolidated Financial Statements).

During the fourth quarter of 2007, the Company revised its estimate of certain accrued expenses in the amount of $4.7 million, since such amount was no longer deemed probable.

Restatement

During the Company’s year-end close, it was discovered that the $18.0 million escrow deposit relating to the insurance proceeds and the corresponding liability to settle a 2004 class action lawsuit against the Company should not have been included on the Company’s Consolidated balance sheets as of June 30, 2008 and September 30, 2008. As a result of the Court approving the settlement on May 27, 2008, and it being deemed final on June 27, 2008, the Company no longer had any interest in the insurance proceeds held in escrow or the associated liability.

In lieu of filing amendments to the Reports on Form 10Q for the periods ended June 30, 2008 and September 30, 2008, the Company is providing the following unaudited balance sheet captions to show the effect of the restatement. There was no income statement effect resulting from the restatement and the only effect on the Company’s statement of cash flows is a non-cash supplemental disclosure.

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

	Quarter ended
	June 30, 2008	September 30, 2008
($ thousands)	(restated)	(restated)
Selected Balance Sheet Data:
Current assets	$17,230	$9,450
Total assets	26,029	17,113
Current liabilities	767,403	12,827
Total liabilities	767,986	546,310

	(as previously reported)	(as previously reported)
Current assets	$35,230	$27,450
Total assets	44,029	35,113
Current liabilities	785,403	30,827
Total liabilities	785,986	564,310

22. Related Party Transactions

Dr. Daniel Von Hoff, one of Genta’s directors, holds the position of Physician in Chief and Director of Translational Research at the Translational Genomics Research Institute (Tgen), which provides preclinical testing services under direction of and by contract to Genta. During 2008, Tgen performed services for which it was compensated by Genta in the amount of approximately $36,419. The Company believes that the payment of these services was on terms no less favorable than would have otherwise been provided by an ‘‘unrelated’’ party. In the opinion of the Board of Directors, Dr. Von Hoff’s relationship with Tgen will not interfere with Dr. Von Hoff’s exercise of independent judgment in carrying out his responsibilities as a Director of Genta.

On June 5, 2008, the Company entered into a securities purchase agreement with certain institutional and accredited investors to place up to $40 million of senior secured convertible notes with such investors. On June 9, 2008, the Company placed $20 million of such notes in an initial closing. Each of Dr. Raymond Warrell, our Chief Executive Officer and Chairman, and Dr. Loretta Itri, our President, Pharmaceutical Development and Chief Medical Officer, participated in the initial closing by purchasing $1,950,000 and $300,000, respectively, of such notes. The remaining members of the Board of Directors independently discussed Dr. Warrell and Dr. Itri’s participation in the transaction and resolved that such participation would not interfere with Dr. Warrell or Dr. Itri’s exercise of independent judgment in carrying out their responsibilities in their respective positions. In connection with the June 2008 convertible note financing and in accordance with the Audit Committee Charter, the Audit Committee reviewed and approved the June 2008 convertible note financing with Dr. Warrell and Dr. Itri.

23. Subsequent Events

From January 1, 2009 through February 4, 2009, holders of convertible notes have voluntarily converted approximately $4.6 million of their notes, resulting in an issuance of 9.0 million shares of common stock.

GENTA INCORPORATED
CONSOLIDATED BALANCE SHEETS

(In thousands, except par value data)
	September 30, 2009	December 31,
	(unaudited)	2008
ASSETS
Current assets:
Cash and cash equivalents	$7,383	$4,908
Accounts receivable – net of allowances of $21 at September 30, 2009 and $12 at December 31, 2008, respectively	1	2
Inventory (Note 4)	109	121
Prepaid expenses and other current assets	510	973
Total current assets	8,003	6,004
Property and equipment, net	239	300
Deferred financing costs and debt discount (Note 6)	10,611	6,389
Total assets	$18,853	$12,693

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued expenses	$10,715	$11,224
Convertible notes due June 9, 2010, $2,186 outstanding, net of debt discount of ($888) (Note 6)	1,298	—
Total current liabilities	12,013	11,224
Long-term liabilities:
Office lease settlement obligation (Note 4)	1,979	1,979
Convertible notes due June 9, 2010, $15,540 outstanding, net of debt discount of ($11,186) (Note 6)	—	4,354
Convertible notes due April 2, 2012, $5,375 outstanding, net of debt discount of ($4,347) (Note 6)	1,028	—
Convertible notes due July 7, 2011, $751 outstanding, net of debt discount of ($665) (Note 6)	86	-
Convertible notes due September 4, 2011, $7,000 outstanding, net of debt discount of ($6,747) (Note 6)	253	-
Total long-term liabilities	3,346	6,333

Commitments and contingencies (Note 9)

Stockholders’ deficit:
Preferred stock, 5,000 shares authorized:
Series A convertible preferred stock, $.001 par value; 8 shares issued and outstanding, liquidation value of $385 at September 30, 2009 and December 31, 2008, respectively	—	—
Series G participating cumulative preferred stock, $.001 par value; 0 shares issued and outstanding at September 30, 2009 and December 31, 2008, respectively	—	—
Common stock, $.001 par value; 6,000,000 and 6,000,000 shares authorized, 173,514 and 9,734 shares issued and outstanding at September 30, 2009 and December 31, 2008, respectively	174	10
Additional paid-in capital	1,022,026	939,252
Accumulated deficit	(1,018,706)	(944,126)
Total stockholders’ deficit	3,494	(4,864)
Total liabilities and stockholders’ deficit	$18,853	$12,693

See accompanying notes to consolidated financial statements.

GENTA INCORPORATED
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands, except per share data)	2009	2008	2009	2008
Product sales – net	$49	$115	$180	$363
Cost of goods sold	10	26	12	79
Gross margin.	39	89	168	284

Operating expenses:
Research and development.	5,874	5,255	11,846	16,146
Selling, general and administrative	8,869	2,308	13,008	8,534
Settlement of office lease obligation (Note 5)	—	-	—	3,307
Reduction in liability for settlement of litigation, net	—	-	—	(340)
Total operating expenses	14,743	7,563	24,854	27,647

Other income/(expense):
Gain on maturity of marketable securities	—	—	—	31
Interest income and other income, net	(12)	56	4	188
Interest expense	(265)	(769)	(841)	(992)
Amortization of deferred financing costs and debt discount (Note 6)	(5,450)	(3,600)	(22,362)	(4,441)
Fair value – conversion feature liability (Note 6)	-	220,000	(19,040)	(500,000)
Fair value – warrant liability (Note 6)	-	4,400	(7,655)	2,800)
Total other income/(expense)	(5,727)	220,087	(49,894)	(508,045)

Net (loss)/income	$(20,431)	$212,613	$(74,580)	$(535,408)

Net (loss)/income per basic share	$(0.15)	$289.23	$(0.98)	$(748.55)
Net (loss)/income per diluted share	$(0.15)	$5.12	$(0.98)	$(748.55
Shares used in computing net (loss)/income per
basic share	139,349	735	75,850	715
Shares used in computing net (loss)/income per
diluted share	139,349	41,524	75,850	715

See accompanying notes to consolidated financial statements.

GENTA INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended September 30,
(In thousands)	2009	2008
Operating activities:
Net loss	$(74,580)	$(535,408)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	112	119
Amortization of deferred financing costs and debt discount	22,362	4,441
Share-based compensation	9,624	432
Gain on maturity of marketable securities	—	(31)
Reduction in liability for settlement of litigation (Note 5)	—	(340)
Change in fair value – conversion feature liability (Note 6)	19,040	500,000
Change in fair value – warrant liability (Note 6)	7,655	2,800
Changes in operating assets and liabilities:
Accounts receivable	1	(38)
Inventory	12	80
Prepaid expenses and other current assets	463	649
Accounts payable and accrued expenses	257	5,317
Net cash used in operating activities	(15,054)	(21,979)
Investing activities:
Maturities of marketable securities	—	2,000
Elimination of restricted cash deposits	—	1,731
Purchase of property and equipment	(51)	(11)
Net cash provided by (used in) investing activities	(51)	3,720
Financing activities:
Repayments of note payable	—	(512)
February 2008 issuance of common stock, net of costs of $173	-	2,877
June 2008 issuance of notes, net of costs of $1,205 (Note 6)	-	18,795
April 2009 issuance of notes and warrants, net of costs of $660 (Note 6)	5,290	-
July 2009 issuance of common stock, notes and warrants, net of costs of $105 (Note 6)	2,895	-
September 2009 issuance of common stock, notes and warrants, net of costs of $605 (Note 6)	9,395	-
Net cash provided by financing activities	17,580	21,160
Increase/(decrease) in cash and cash equivalents	2,475	2,901
Cash and cash equivalents at beginning of period	4,908	5,814
Cash and cash equivalents at end of period	$7,383	$8,715

See accompanying notes to consolidated financial statements.

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)

1.	Reverse Stock Split

At a Special Meeting of Stockholders of Genta Incorporated (“Genta” or the “Company”) held on June 26, 2009, the Company’s stockholders authorized its Board of Directors to effect a reverse stock split of all outstanding shares of common stock, and the Board of Directors subsequently approved the implementation of a reverse stock split on June 26, 2009 at a ratio of one for fifty shares. All share and per share data in these consolidated financial statements and related notes hereto have been retroactively adjusted to account for the effect of the reverse stock split for all periods presented prior to June 26, 2009.

2.	Organization, Business and Liquidity

Genta Incorporated is a biopharmaceutical company engaged in pharmaceutical (drug) research and development, its sole reportable segment. The Company is dedicated to the identification, development and commercialization of novel drugs for the treatment of cancer and related diseases.

The Company has had recurring annual operating losses since its inception. The Company has prepared its financial statements under the assumption that it is a going concern. The Company’s recurring losses and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Net cash used in operating activities during the nine months ended September 30, 2009 was $15.1 million. Presently, with no further financing, management projects that the Company will run out of funds in the second quarter of 2010. The terms of the April 2009 Notes enable those noteholders, at their option, to purchase additional notes with similar terms. The Company does not have any additional financing in place. There can be no assurance that the Company can obtain financing, if at all, on terms acceptable to it.

The Company will require additional cash in order to maximize its commercial opportunities and continue its clinical development opportunities. The Company has had discussions with other companies regarding partnerships for the development and commercialization of its product candidates. Additional alternatives available to the Company to subsequently sustain its operations include financing arrangements with potential corporate partners, debt financing, asset sales, asset-based loans, royalty-based financings, equity financing and other sources. However, there can be no assurance that any such collaborative agreements or other sources of funding will be available on favorable terms, if at all.

If the Company is unable to raise additional funds, it could be required to reduce its spending plans, reduce its workforce, license one or more of its products or technologies that it would otherwise seek to commercialize itself, sell certain assets, cease operations, or declare bankruptcy.

On June 9, 2008, the Company placed $20 million of senior secured convertible notes, or the 2008 Notes, with certain institutional and accredited investors. The notes bear interest at an annual rate of 15% payable at quarterly intervals in other senior secured convertible promissory notes to the holder, and originally were convertible into shares of Genta common stock at a conversion rate of 2,000 shares of common stock for every $1,000.00 of principal, (adjusted for the reverse stock split). As a result of issuing convertible notes on April 2, 2009, (see below), these notes are presently convertible into shares of Genta common stock at a conversion rate of 10,000 shares of common stock for every $1,000.00 of principal. The 2008 Notes are secured by a first lien on all assets of Genta.

On April 2, 2009, the Company placed approximately $6 million of senior secured convertible notes, or the April 2009 Notes, and corresponding warrants to purchase common stock. The April 2009 Notes bear interest at an annual rate of 8% payable semi-annually in other senior secured convertible promissory notes to the holder, and are convertible into shares of the Company’s common stock at a conversion rate of 10,000 shares of common stock for every $1,000.00 of principal amount outstanding. The April 2009 Notes are also secured by a first lien on all assets of Genta, which security interest is pari passu with the security interest held by the holders of the 2008 Notes.

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

On July 7, 2009, the Company entered into a securities purchase agreement with certain accredited institutional investors to place up to $10 million in aggregate principal amount of units consisting of (i) 70% unsecured subordinated convertible notes, or the July 2009 Notes, and (ii) 30% common stock.  In connection with the sale of the units, the Company also issued to the investors two-year warrants to purchase common stock in an amount equal to 25% of the number of shares of common stock issuable upon conversion of the July 2009 Notes purchased by each investor (“July 2009 Warrants”). The Company closed on $3 million of such July 2009 Notes, common stock and July 2009 Warrants on July 7, 2009.

On September 4, 2009, the Company closed on $7 million of additional July 2009 Notes, common stock and July 2009 Warrants. Also on September 4, 2009, the Company entered into a securities purchase agreement with certain accredited institutional investors, pursuant to which the Company issued $3 million of units consisting of (i) 70% unsecured subordinated convertible promissory notes, or the September 2009 Notes, and (ii) 30% common stock, or the September 2009 financing. The September 2009 Notes bear interest at an annual rate of 8% payable semi-annually in other senior secured convertible promissory notes to the holder, and are convertible into shares of the Company’s common stock at a conversion rate of 10,000 shares of common stock for every $1,000.00 of principal amount outstanding.  In connection with the sale of the units, the Company also issued to the investors two-year warrants to purchase common stock in an amount equal to 25% of the number of shares of common stock issuable upon conversion of the September 2009 Notes purchased by each investor, or the September 2009 Warrants.  Pursuant to the terms of the securities purchase agreement, the investors had four business days from the date of the agreement to sign the agreement and provide their respective investment to the Company.

3.	Summary of Significant Accounting Policies

Accounting Standards Updates

In June 2009, the Financial Accounting Standards Board (“FASB”) issued its final Statement of Financial Accounting Standards (“SFAS”) No. 168 – The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162. SFAS No. 168 made the FASB Accounting Standards Codification (“the Codification”) the single source of U.S. GAAP used by nongovernmental entities in the preparation of financial statements, except for rules and interpretive releases of the Securities & Exchange Commission (“SEC”) under authority of federal securities laws, which are sources of authoritative accounting guidance for SEC registrants. The Codification is meant to simplify user access to all authoritative accounting guidance by reorganizing U.S. GAAP pronouncements into roughly 90 accounting topics within a consistent structure; its purpose is not to create new accounting and reporting guidance. The Codification supersedes all existing non-SEC accounting and reporting standards and was effective for the Company beginning July 1, 2009. Following SFAS No. 168, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead, it will issue Accounting Standards Updates. The FASB will not consider Accounting Standards Updates as authoritative in their own right; these updates will serve only to update the Codification, provide background information about the guidance and provide the bases for conclusions on the change(s) in the Codification. In the description of Accounting Standards Updates that follows, references in “italics” relate to Codification Topics and Subtopics and their descriptive titles, as appropriate. Adoption of the Codification does not have an impact on the Company’s financial position or results of operations.

In May 2009, the FASB issued “Subsequent Events”. “Subsequent Events” incorporates into authoritative accounting literature certain guidance that already existed within generally accepted auditing standards, but the rules concerning recognition and disclosure of subsequent events will remain essentially unchanged. Subsequent events guidance addresses events which occur after the balance sheet date but before the issuance of financial statements. Under “Subsequent Events”, an entity must record the effects of subsequent events that provide evidence about conditions that existed at the balance sheet date and must disclose but not record the effects of subsequent events which provide evidence about conditions that did not exist at the balance sheet date. The Company adopted “Subsequent Events” and it did not have an impact on the Company’s consolidated financial statements. There were no recognized or nonrecognized subsequent events occurring after September 30, 2009 that required accounting or disclosure in accordance with “Subsequent Events”. Subsequent events were evaluated to November 16, 2009, the date the financial statements of the Company were issued.

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

Accounting Standards Updates Not Yet Effective

In October 2009, an update was made to “Revenue Recognition – Multiple Deliverable Revenue Arrangements.” This update removes the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaces references to “fair value” with “selling price” to distinguish from the fair value measurements required under the “Fair Value Measurements and Disclosures” guidance, provides a hierarchy that entities must use to estimate the selling price, eliminates the use of the residual method for allocation, and expands the ongoing disclosure requirements. This update is effective for the Company beginning January 1, 2011 and can be applied prospectively or retrospectively. Management is currently evaluating the effect that adoption of this update will have, if any, on the Company’s consolidated financial position and results of operations when it becomes effective in 2011.

Other Accounting Standards Updates not effective until after September 30, 2009, are not expected to have a significant effect on the Company’s consolidated financial position or results of operations.

Basis of Presentation

The consolidated financial statements are presented on the basis of accounting principles generally accepted in the United States of America. The accompanying consolidated financial statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements have been condensed or omitted from this report, as is permitted by such rules and regulations; however, the Company believes that the disclosures are adequate to make the information presented not misleading. The unaudited consolidated financial statements and related disclosures have been prepared with the presumption that users of the interim financial information have read or have access to the audited financial statements for the preceding fiscal year. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008. Results for interim periods are not necessarily indicative of results for the full year. In the opinion of management, the statements reflect all adjustments necessary for fair presentation of the results of interim periods. The Company has experienced significant quarterly fluctuations in operating results and it expects those fluctuations will continue.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect reported earnings, financial position and various disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid instruments with maturities of three months or less from the date acquired and are stated at cost that approximates their fair market value. At September 30, 2009, the amounts on deposit that exceeded the $250,000 federally insured limit was $6.7 million.

Revenue Recognition

Genta recognizes revenue from product sales when title to product and associated risk of loss has passed to the customer and the Company is reasonably assured of collecting payment for the sale. All revenue from product sales are recorded net of applicable allowances for returns, rebates and other applicable discounts and allowances. The Company allows return of its product for up to twelve months after product expiration.

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

Research and Development

Research and development costs are expensed as incurred, including raw material costs required to manufacture products for clinical trials.

Income Taxes

The Company uses the liability method of accounting for income taxes. Deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. Management records valuation allowances against net deferred tax assets, if based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company generated additional net operating losses during the nine months ended September 30, 2009 and continues to maintain a full valuation allowance against its net deferred tax assets. Utilization of the Company’s net operating loss (NOL) and research and development (R&D) credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the Code), as well as similar state provisions. These ownership changes may limit the amount of NOL and R&D credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an “ownership change” as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups.

The Company’s Federal tax returns have never been audited. In January 2006, the State of New Jersey concluded its fieldwork with respect to a tax audit for the years 2000 through 2004. The State of New Jersey took the position that amounts reimbursed to Genta by Aventis Pharmaceutical Inc. for co-development expenditures during the audit period were subject to Alternative Minimum Assessment (AMA), resulting in a liability at that time of approximately $533 thousand. Although the Company and its outside tax advisors believe the State’s position on the AMA liability is unjustified, there is little case law on the matter and it is probable that the Company will be required to ultimately pay the liability. As of September 30, 2009, the Company had accrued a tax liability of $533 thousand, penalties of $27 thousand and interest of $321 thousand related to this assessment. The Company appealed this decision to the New Jersey Division of Taxation, and in February 2008, the Division of Taxation notified the Company that its appeal had not been granted. On April 25, 2008, the Company filed a complaint with the Tax Court of the State of New Jersey to appeal the assessment. A bench trial took place on September 18, 2009. The judge is expected to render a decision in the case during the first six months of 2010, after considering the evidence and reviewing the parties’ legal briefs.

The Company’s policy for recording interest and penalties associated with audits is that penalties and interest expense are recorded in interest expense in the Company’s Consolidated Statements of Operations. The Company recorded $40 thousand and $50 thousand in interest expense related to the State of New Jersey assessment during the six months ended September 30, 2009 and 2008, respectively.

Stock Options and Restricted Stock Units

Stock options and restricted stock units (“RSUs”) are recognized in the Consolidated Statement of Operations based on their fair values. The amount of compensation cost is measured based on the grant-date fair value of the equity instrument issued. During 2009, with the implementation of two Equity Award Exchange programs, outstanding stock option awards granted under the 1998 Non-Employee Directors Plan, as amended, and 1998 Stock Incentive Plan, as amended, were exchanged for grants of new RSUs under the Company’s 2009 Stock Incentive Plan. Incremental compensation cost for the new RSUs was measured as the excess of the fair value of the RSUs over the fair value of the exchanged stock option awards on the date of exchange. The incremental compensation cost of the RSUs is being recognized over the remaining amortization period of the exchanged stock option awards. The Company utilizes a Black-Scholes option-pricing model to measure the fair value of stock options granted to employees. See Note 7 and Note 8 to the Consolidated Financial Statements for a further discussion on share-based compensation.

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

Deferred Financing Costs

In conjunction with the issuance of the 2008 Notes, the April 2009 Notes, the July 2009 Notes and September 2009 Notes, the Company incurred certain costs, including the issuance of warrants to purchase the Company’s common stock. This additional consideration is being amortized over the term of the notes through the earliest maturity date using the effective interest method. Under this method, interest expense recognized each period will increase significantly as the instrument approaches its maturity date. If the maturity of the debt is accelerated because of conversions or defaults, then the amortization is accelerated. The fair value of the warrants issued as placement fees in connection with these financings are calculated utilizing the Black-Scholes option-pricing model.

Net (Loss)/Income Per Common Share

Net (loss)/income per common share for the three and nine months ended September 30, 2009 and 2008, respectively, are based on the weighted average number of shares of common stock outstanding during the periods. Basic net loss per share is equal to diluted net loss per share for the three months and nine months ended September 30, 2009 and for the nine months ended September 30, 2008, as potentially dilutive securities have been excluded from the calculation of the diluted net loss per common share, as the inclusion of such securities would be antidilutive. At September 30, 2009 and 2008, respectively, the potentially dilutive securities include approximately 253.4 million shares and approximately 40.8 million shares, respectively, reserved for the conversion of convertible notes, convertible preferred stock vesting of RSUs and the exercise of outstanding options and warrants.

4.	Inventory

Inventories are stated at the lower of cost or market with cost being determined using the first-in, first-out (FIFO) method. Inventories consisted of the following ($ thousands):

	September 30,	December 31,
	2009	2008
Raw materials	$24	$24
Finished goods	85	97
	$109	$121

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

During the nine months ended September 30, 2009, most of the sales of Ganite ® were from product that had been previously accounted for as excess inventory.

The Company has substantial quantities of Genasense ® drug supply which are recorded at zero cost. Such inventory would be available for the commercial launch of this product, should Genasense ® be approved.

5.	Office Lease Settlement Obligation

In January 2009, the Company entered into an amendment of its lease agreement with The Connell Company, whereby the Company’s future payment of $2.0 million, related to an earlier amendment of its lease for office space, is payable on January 1, 2011, with 6.0% interest payable in arrears.

6.	Convertible Notes and Warrants

On June 9, 2008, the Company placed $20 million of senior secured convertible notes, or the 2008 Notes, with certain institutional and accredited investors. The notes bear interest at an annual rate of 15% payable at quarterly intervals in other senior secured convertible promissory notes to the holder, and originally were convertible into shares of Genta common stock at a conversion rate of 2,000 shares of common stock for every $1,000.00 of principal, (adjusted for the reverse stock split). As a result of issuing convertible notes on April 2, 2009, (see below), these notes are presently convertible into shares of Genta common stock at a conversion rate of 10,000 shares of common stock for every $1,000.00 of principal. The 2008 Notes are secured by a first on all assets of Genta, which security interest is pari passu with the security interest held by the holders of the April 2009 Notes.

At the time the 2008 Notes were issued, the Company recorded a debt discount (beneficial conversion) relating to the conversion feature in the amount of $20.0 million. The aggregate intrinsic value of the difference between the market price of the Company’s share of stock on June 9, 2008 and the conversion price of the notes was in excess of the face value of the $20.0 million notes, and thus, a full debt discount was recorded in an amount equal to the face value of the debt. The Company is amortizing the resultant debt discount over the term of the 2008 notes through their maturity date.

From January 1, 2009 through September 30, 2009, holders of the 2008 Notes voluntarily converted approximately $13.9 million, resulting in an issuance of 97.3 million shares of common stock.  At September 30, 2009, approximately $2.2 million of the 2008 Notes were outstanding.

Upon the occurrence of an event of default, holders of the 2008 notes have the right to require the Company to prepay all or a portion of their 2008 notes as calculated as the greater of (a) 150% of the aggregate principal amount of the note plus accrued interest or (b) the aggregate principal amount of the note plus accrued interest divided by the conversion price; multiplied by a weighted average price of the Company’s common stock. Pursuant to a general security agreement, entered into concurrently with the notes (the “Security Agreement”), the notes are secured by a first lien on all assets of the Company, subject to certain exceptions set forth in the Security Agreement, which security interest is pari passu with the security interest held by the holders of the April 2009 Notes.

In addition, in connection with the placement of the 2008 Notes, the Company issued a warrant to its private placement agent to purchase 800,000 shares of common stock at an exercise price of $1.00 per share and incurred a financing fee of $1.2 million. The financing fees are being amortized over the life of the convertible notes and the initial value of the warrant is being amortized over the term of the convertible notes. At September 30, 2009 and December 31, 2008, the unamortized balances of the financing fee were $0.5 million and $0.9 million, respectively, and the warrants were $2.6 million and $5.4 million, respectively.

On April 2, 2009, the Company placed approximately $6 million of the April 2009 Notes and corresponding warrants to purchase common stock. The April 2009 Notes bear interest at an annual rate of 8% payable semi-annually in other senior secured convertible promissory notes to the holder, and are convertible into shares of the Company’s common stock at a conversion rate of 10,000 shares of common stock for every $1,000.00 of principal amount outstanding. The April 2009 Notes are also secured by a first lien on all assets of Genta, which security interest is pari passu with the security interest held by the holders of the 2008 Notes. The terms of the April 2009 Notes enable those noteholders, at their option, to purchase up to approximately $6 million of additional notes with similar terms.

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

From April 2, 2009 through September 30, 2009, holders of the April 2009 Notes voluntarily converted approximately $0.7 million, resulting in an issuance of 7.5 million shares of common stock.  At September 30, 2009, approximately $5.4 million of the April 2009 Notes were outstanding.

In connection with the placement of the April 2009 Notes, the Company issued a warrant to its private placement agent to purchase 3.6 million shares of common stock at an exercise price of $0.50 per share and incurred financing fees of $0.6 million. The financing fees and the initial value of the warrant are being amortized over the term of the convertible notes. At September 30, 2009, the unamortized balances of the financing fee and the warrant were $0.6 million and $3.4 million, respectively.

The Company concluded that it should initially account for conversion options embedded in the 2008 Notes and April 2009 Notes by bifurcating the conversion options embedded in convertible notes from their host instruments and to account for them as free standing derivative financial instruments. If the conversion option requires net cash settlement in the event of circumstances that are not solely within the Company’s control, that the notes should be classified as a liability measured at fair value on the balance sheet. In this case, if the Company was not successful in obtaining approval of its stockholders to increase the number of authorized shares to accommodate the potential number of shares that the notes convert into, the Company would have been required to cash settle the conversion option.

At the time the April 2009 Notes were issued, the aggregate intrinsic value of the difference between the market price of the Company’s share of stock on April 2, 2009 and the conversion price of the April 2009 Notes was in excess of the face value of the $6 million April 2009 Notes, and thus, a full debt discount was recorded in an amount equal to the face value of the debt. The Company is amortizing the resultant debt discount over the term of the April 2009 Notes through their maturity date. At April 2, 2009, there were an insufficient number of authorized shares of common stock in order to permit exercise of all of the issued convertible notes. When there are insufficient authorized shares, the conversion obligation for the notes should be classified as a liability measured at fair value on the balance sheet. At April 2, 2009, in connection with the $6 million closing, the fair value of the conversion feature, $67.8 million, exceeded the proceeds of $6 million. The difference of $61.8 million was charged to expense as the change in the fair market value of conversion liability.

On June 26, 2009, at a Special Meeting of Stockholders, the Company’s stockholders authorized its Board of Directors to effect a reverse stock split in any ratio up to 1-for-100, while not reducing the number of authorized shares and not changing the par value of the common stock. The Board of Directors implemented a reverse stock split in a ratio of 1-for-50 and in so doing, the Company had enough shares to accommodate the potential number of shares that the April 2009 Notes convert into. The fair value of the conversion feature was re-measured at June 26, 2009 at $25.0 million and credited to permanent equity, resulting in total expense of $19.0 million. The conversion option was valued at April 2, 2009 and June 26, 2009 using the Black-Scholes valuation model using the following assumptions:

	June 26, 2009	April 2, 2009
Price of share of Genta common stock	$0.425	$1.15
Volatility	258%	240%
Risk-free interest rate	1.50%	1.25%
Remaining contractual lives	2.8	3.0

As a result of issuing the April 2009 Notes, the conversion rate for the 2008 Notes was adjusted to be the same conversion rate as the April 2009 Notes. Accordingly, the 2008 Notes that originally were convertible into shares of Genta common stock at a conversion rate of 2,000 shares of common stock for every $1,000.00 of principal were adjusted to be convertible into shares of Genta common stock at a conversion rate of 10,000 shares of common stock for every $1,000.00 of principal. The Company valued this change in the conversion rate on April 2, 2009; the aggregate intrinsic value of the difference in conversion rates was in excess of the $10.7 million face value of the 2008 Notes, and the Company is amortizing the resultant debt discount over the remaining term of the 2008 Notes.

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

As there were an insufficient number of authorized shares of common stock in order to fulfill all existing obligations at the time of issuance, the Company classified the April 2009 warrant obligations as liabilities to be measured at fair value on the balance sheet. Accordingly, at April 2, 2009, the Company recorded the warrant liabilities at a fair value of $20.8 million, based upon the Black-Scholes valuation model. The warrant liability was re-measured at June 26, 2009 at a fair value of $7.7 million, and credited to permanent equity, resulting in an expense of $7.7 million. The warrant liability was valued at April 2, 2009 and June 26, 2009 using the Black-Scholes valuation model using the following assumptions:

	June 26, 2009	April 2, 2009
Price of share of Genta common stock	$0.425	$1.15
Volatility	244%	224%
Risk-free interest rate	1.75%	1.89%
Remaining contractual lives	3.3	3.5

On July 7, 2009, the Company entered into a securities purchase agreement with certain accredited institutional investors to place up to $10 million in aggregate principal amount of units consisting of (i) 70% July 2009 Notes and (ii) 30% common stock.  In connection with the sale of the units, the Company also issued to the investors July 2009 Warrants. The Company closed on $3 million of such July 2009 Notes, common stock and July 2009 warrants on July 7, 2009. The July 2009 Notes bear interest at an annual rate of 8% payable semi-annually in other senior secured convertible promissory notes to the holder, and are convertible into shares of the Company’s common stock at a conversion rate of 10,000 shares of common stock for every $1,000.00 of principal amount outstanding.

From July 7, 2009 through September 30, 2009, holders of the July 2009 Notes voluntarily converted approximately $1.3 million, resulting in an issuance of 13.5 million shares of common stock.  At September 30, 2009, approximately $0.8 million of the July 2009 Notes were outstanding.

In connection with the placement of the July 2009 Notes, the Company issued a warrant to its private placement agent to purchase 1.8 million shares of common stock at an exercise price of $1.00 per share and incurred financing fees of $0.1 million. The Company measured the initial value of the placement agent warrant at $0.7 million using a Black Scholes model. The financing fees and the initial value of the warrant are being amortized over the term of the convertible notes. At September 30, 2009, the unamortized balances of the financing fee and the warrant were $0.1 million and $0.6 million, respectively.

At the time the July 2009 Notes were issued, the aggregate intrinsic value, representing the difference between the market price of the Company’s share of stock on July 7, 2009 and the conversion price of the July 2009 Notes was in excess of the face value of the $2.1 million of July 2009 Notes, and thus, a full debt discount was recorded in an amount equal to the face value of the debt. The Company is amortizing the resultant debt discount over the term of the July 2009 Notes through their maturity date.

On September 4, 2009, the Company closed on $7 million of additional July 2009 Notes, common stock and July 2009 Warrants. Also on September 4, 2009, the Company entered into a securities purchase agreement with certain accredited institutional investors, pursuant to which the Company issued $3 million of units consisting of (i) 70% September 2009 Notes, and (ii) 30% common stock, or the September 2009 financing.  In connection with the sale of the units, the Company also issued to the investors September 2009 Warrants.  The September 2009 Notes bear interest at an annual rate of 8% payable semi-annually in other senior secured convertible promissory notes to the holder, and are convertible into shares of the Company’s common stock at a conversion rate of 10,000 shares of common stock for every $1,000.00 of principal amount outstanding.

There has been no conversion of September 2009 Notes or July 2009 Notes issued on September 4, 2009.

In connection with the placement of the September 2009 Notes and July 2009 Notes on September 4, 2009, the Company issued warrants to its private placement agent to purchase 6.0 million shares of common stock at an exercise price of $1.00 per share and incurred financing fees of $0.6 million. The financing fees and the value of the warrants of $2.2 million are being amortized over the term of the convertible notes.

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

At the time the September 2009 Notes and July 2009 Notes were issued on September 4, 2009, the aggregate intrinsic value, representing the difference between the market price of the Company’s share of stock on September 4, 2009 and the effective conversion price of the notes was in excess of the face value of the $7.0 million of notes issued on September 4, 2009, and thus, a full debt discount was recorded in an amount equal to the face value of the debt. The Company is amortizing the resultant debt discount over the term of the notes through their maturity date.

The Company is in compliance with all debt-related covenants at September 30, 2009.

7.	Stock Incentive Plans and Share-Based Compensation

During 2009, the Company had the following share-based compensation plans, which are described below:

2009 Stock Incentive Plan

On July 9, 2009 the Company’s Board of Directors approved the establishment of the 2009 Stock Incentive Plan, (“2009 Plan”), subject to approval by the Company’s stockholders. In addition, the Board of Directors approved an Equity Award Exchange Offer Program for non-employee Directors, whereby each non-employee Director was given an opportunity to exchange his outstanding stock options to purchase shares of Genta common stock for new RSUs to be granted pursuant to the Director grant program under the 2009 Plan. All of our eligible non-employee Directors submitted their eligible stock options for cancellation, and accordingly, each non-employee Director was granted a RSU award on July 16, 2009, subject to approval of the 2009 Plan by the Company’s stockholders. At the Annual Meeting of Stockholders of Genta Incorporated held on August 26, 2009, the Company’s stockholders approved the establishment of the 2009 Plan. Upon approval of the 2009 Plan by the Company’s stockholders, the stock options submitted pursuant to the Equity Award Exchange Offer were cancelled and the RSUs became fully vested.

On August 26, 2009 the Compensation Committee of the Board of Directors approved an Equity Award Exchange Offer Program for all U.S. employees, whereby each employee was given an opportunity to exchange his outstanding stock options that had been granted under the Company’s 1998 Stock Incentive Plan, as amended (“1998 Plan”), to purchase shares of Genta common stock for new replacement RSUs. All eligible employees submitted their eligible stock options for cancellation, and accordingly, each employee was granted a RSU award on August 31, 2009. The surrender of the options was accounted for as a modification of an award. The Company determined the compensation cost of the modification as the difference in the fair value of the options immediately before the modification and the fair value of the RSUs immediately after the modification. A charge of $8.2 million was recorded in the Consolidated Statement of Operations related to the modification of awards that were vested as of the modification date. The incremental cost for awards that were not vested as of the modification date will be expensed over the remaining vesting period.

The following table summarizes the RSU activity under the 2009 Plan for the three months ended September 30, 2009:

Restricted Stock Units	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value per Share
Outstanding nonvested RSUs at July 1, 2009	-	-
Granted	56,378	$0.395
Vested	(6,512)	$0.395
Forfeited or expired	-	-
Outstanding nonvested RSUs at September 30, 2009	49,866	$0.395

Based on the closing price of Genta common stock of $1.00 per share on September 30, 2009, the intrinsic value of the nonvested RSUs at September 30, 2009 is $49.9 million. As of September 30, 2009, there was approximately $8.5 million of total unrecognized compensation cost related to non-vested share-based compensation granted under the 2009 Plan, which is expected to be recognized over a weighted-average period of 0.8 years.

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

Stock options were also awarded to employees during the three months ended September 30, 2009. Option awards were granted with an exercise price equal to the fair market price of the Company’s common stock on the date of the grant; all options granted had contractual terms of ten years from the date of the grant.  These awards were granted with the following vesting schedule: 25% vests in three equal installments on November 21, 2009, March 22, 2010 and May 17, 2010, 25% vests on August 31, 2010, 25% vests on August 31, 2011 and 25% vests on August 31, 2012. The following table summarizes the stock option activity under the 2009 Plan for the three months ended September 30, 2009:

Stock Options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at July 1, 2009	-	-
Granted	300	$0.77
Exercised	-	-
Forfeited or expired	-	-
Outstanding at September 30, 2009	300	$0.77	10	$69

1998 Stock Incentive Plan

Pursuant to the 1998 Plan, 68 thousand shares had been provided for the grant of stock options to employees, directors, consultants and advisors of the Company. As of May 27, 2008, the authorization to provide grants under the 1998 Plan expired. With the completion of the Equity Award Exchange Offer Program, virtually all options under the 1998 Plan have been cancelled.

The following table summarizes the option activity under the 1998 Plan as of September 30, 2009 and changes during the nine months then ended:

Stock Options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2009	37	$1,191.50
Granted	—	—
Exercised	—	—
Forfeited or expired	(37)	1,191.50
Outstanding at September 30, 2009	-	-	-	—

The following table summarizes the restricted stock unit (RSU) activity under the 1998 Plan as of September 30, 2009 and changes during the nine months then ended:

Restricted Stock Units	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value per Share
Outstanding nonvested RSUs at January 1, 2009	5		$20.50
Granted	—		—
Vested	(5)	-	20.50
Forfeited or expired	—		—
Outstanding nonvested RSUs at September 30, 2009	-	-	-

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

1998 Non-Employee Directors’ Plan

Pursuant to the Company’s 1998 Non-Employee Directors’ Plan as amended (the “Directors’ Plan”), 12 thousand shares have been provided for the grant of non-qualified stock options to the Company’s non-employee members of the Board of Directors.  Upon stockholder approval of the 2009 Plan, the Directors’ Plan was terminated.

The following table summarizes the option activity under the Directors’ Plan as of September 30, 2009 and changes during the nine months then ended:

Stock Options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2009	2	$1,130.47
Granted	—	—
Exercised	—	—
Forfeited or expired	(2)	$1,130.47
Outstanding at September 30, 2009	-	-	-	—
  The Company estimates the fair value of each stock option award on the date of the grant using the Black-Scholes option valuation model. Expected volatilities are based on the historical volatility of the Company’s common stock over a period commensurate with the options’ expected term. The expected term represents the period of time that options granted are expected to be outstanding and is calculated in accordance with the SEC guidance provided in the SEC’s Staff Accounting Bulletin 107, (“SAB 107”) and Staff Accounting Bulletin 110 (“SAB 110”), using a “simplified” method. The Company will continue to use the simplified method as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate an expected term. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the Company’s stock options. The following table summarizes the weighted-average assumptions used in the Black-Scholes model for options granted during the nine months ended September 30, 2009:

Expected volatility	193%
Expected dividends	-
Expected term (in years)	6.25
Risk-free rate	2.6%

With the implementation of the Equity Award Exchange programs, outstanding stock option awards granted under the Directors’ Plan and 1998 Plan were exchanged for grants of new RSUs. Incremental compensation cost for the new RSUs was measured as the excess of the fair value of the RSUs over the fair value of the stock option awards on the date of exchange. The incremental compensation cost of the RSUs is being recognized over the remaining amortization period of the stock option awards.

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

Share-based compensation expense recognized for the three and nine months ended September 30, 2009 and 2008, respectively, was comprised as follows:
	Three months ended September 30		Nine months ended September 30
($ thousands, except per share data)	2009	2008	2009	2008

Research and development expenses	$2,918	$35	$2,950	$131
Selling, general and administrative	6,599	92	6,674	301
Total share-based compensation expense	$9,517	$127	$9,624	$432
Share-based compensation expense, per basic and diluted common share	$0.07	$0.17	$0.13	$0.60

8.	Commitments and Contingencies

Litigation and Potential Claims

In September 2008, several shareholders of the Company, on behalf of themselves and all others similarly situated, filed a class action complaint against the Company, the Board of Directors, and certain of its executive officers in Superior Court of New Jersey, captioned Collins v. Warrell, Docket No. L-3046-08. The complaint alleged that in issuing convertible notes, the Board of Directors, and certain officers breached their fiduciary duties, and the Company aided and abetted the breach of fiduciary duty.  On March 20, 2009, the Superior Court of New Jersey granted the motion of the Company to dismiss the class action complaint and dismissed the complaint with prejudice. On April 30, 2009, the plaintiffs filed a notice of appeal with the Appellate Division. On May 13, 2009, the plaintiffs filed a motion for relief from judgment based on a claim of new evidence, which was denied on June 12, 2009. The plaintiffs also asked the Appellate Division for a temporary remand to permit the Superior Court judge to resolve the issues of the new evidence plaintiffs sought to raise and the Appellate Division granted the motion for temporary remand. Following briefing and a hearing, the Superior Court denied the motion for relief from judgment on August 28, 2009. Thus, this matter will proceed in the Appellate Division. Plaintiffs' brief before the Appellate Division was due on October 28, 2009, and the Company's responsive brief is due on November 30, 2009.  The Company intends to continue its vigorous defense of this matter.

In November 2008, a complaint against the Company and its transfer agent, BNY Mellon Shareholder Services, was filed in the Supreme Court of the State of New York by an individual stockholder. The complaint alleges that the Company and its transfer agent caused or contributed to losses suffered by the stockholder. The Company denies the allegations of this complaint and intends to vigorously defend this lawsuit.

9.	Supplemental Disclosure of Cash Flows Information and Non-cash Investing and Financing Activities

No interest or income taxes were paid with cash during the nine months ended September 30, 2009 and 2008, respectively.  On March 9, 2009, the Company issued approximately $386 thousand of 2008 Notes in lieu of interest due on its 2008 Notes. On June 9, 2009, the Company issued approximately $125 thousand of 2008 Notes in lieu of interest due on its 2008 Notes. On September 2, 2009, the Company issued approximately $175 thousand of April 2009 Notes in lieu of interest due on its April 2009 Notes. On September 9, 2009, the Company issued approximately $81 thousand of 2008 Notes in lieu of interest due on its 2008 Notes.

From January 1, 2009 through September 30, 2009, holders of the Company’s convertible notes voluntarily converted approximately $15.9 million, resulting in an issuance of 118.3 million shares of common stock.

10.    Subsequent Events

On October 1, 2009, the Company entered into an amendment of its Lease Agreement with The Connell Company, whereby the Company extended its lease of office space in Berkeley Heights, New Jersey for an additional six months until August 31, 2010.

GENTA INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

From October 1, 2009 through October 31, 2009, holders of 2008 Notes have voluntarily converted approximately $38 thousand of their 2008 Notes, resulting in an issuance of approximately 383 thousand shares of common stock. At October 31, 2009, approximately $2.1 million of the 2008 notes were outstanding.

From October 1, 2009 through October 31, 2009 holders of April 2009 Notes have voluntarily converted approximately $0.4 million of their April 2009 Notes, resulting in an issuance of approximately 4.5 million shares of common stock. In addition, from October 1, 2009 through October 31, 2009, warrants associated with the April 2009 Notes were exercised, resulting in the issuance of 1.9 million shares. At October 31, 2009, approximately $5.0 million of the April 2009 Notes were outstanding.

GENTA INCORPORATED

54,713,329 Shares of Common Stock

PROSPECTUS

December 21, 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth estimated expenses expected to be incurred in connection with the issuance and distribution of the common stock being registered.

SEC Registration Fee	$392.00
Printing and Engraving Expenses	$25,000.00
Accounting Fees and Expenses	$40,000.00
Legal Fees and Expenses	$100,000.00
Miscellaneous	$4,608.00
TOTAL	$170,000.00

All expenses, other than the SEC Registration Fee, are estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Certificate of Incorporation includes an indemnification provision under which we have agreed to indemnify directors and officers of Genta from and against certain claims arising from or related to future acts or omissions as a director or officer of Genta. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Genta pursuant to the foregoing, or otherwise, Genta has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

During the three year period preceding the date of the filing of this registration statement, we have issued securities in the transactions described below without registration under the Securities Act of 1933. These securities were offered and sold by us in reliance upon exemptions from the registration requirements provided by Section 4(2) of the Securities Act of 1933 or Regulation D under the Securities Act as transactions by an issuer not involving a public offering.

On September 4, 2009, the Company entered into a consent and amendment agreement whereby, among other things, certain accredited institutional investors who were parties to the July 2009 securities purchase agreement agreed to decrease the amount we could raise under the July 2009 securities purchase agreement to $10 million in the aggregate and delay our obligation to file a registration statement covering the shares of common stock and shares of common stock underlying the July 2009 Notes and July 2009 Warrants.  On that same date, we closed on $7 million of additional July 2009 Notes, common stock and July 2009 Warrants. The investors consisted of:  Arcus Ventures Fund, Baker Biotech Fund I, L.P., Baker Biotech Fund I, L.P., 14159, L.P., Baker Brothers Life Sciences, L.P., Boxer Capital LLC, Cat Trail Private Equity Fund LLC, Rockmore Investment Master Fund Ltd., Rodman & Renshaw LLC, MVA Investors LLC, II and Tang Capital Partners, LP.

Also on September 4, 2009, the Company entered into a securities purchase agreement with certain accredited institutional investors, pursuant to which we issued $3 million of units consisting of (i) 70% September 2009 Notes, and (ii) 30% common stock, or the September 2009 financing.  In connection with the sale of the units, we also issued to the investors September 2009 Warrants.  Pursuant to the terms of the securities purchase agreement, the investors had four business days from the date of the agreement to sign the agreement and provide their respective investment to the Company.  Certain investors chose not to participate, and therefore, all of the investors who chose to participate in the September 2009 financing agreed to a revised allocation of the $3 million investment among the investors.  The investors consisted of:  Baker Biotech Fund I, L.P., Baker Biotech Fund I, L.P., 14159, L.P., Baker Brothers Life Sciences, L.P., Boxer Capital LLC, Cranshire Capital LP, BAM Opportunity Fund, L.P., Rockmore Investment Master Fund Ltd., Rodman & Renshaw LLC, RRC Biofund, MVA Investors LLC, II and Tang Capital Partners, LP. The September 2009 Notes have the same terms and conditions as the July 2009 Notes.

On July 7, 2009, we placed $3 million of units, each unit consisting of (i) 70% unsecured subordinated convertible notes, or the July 2009 Notes, and (ii) 30% shares of the Company’s common stock, par value $0.001 per share and two-year warrants to purchase common stock in an amount equal to 25% of the number of shares of common stock issuable upon conversion of the notes purchased by each investor at such closing.  The investors consisted of:  Arcus Ventures Fund, Baker Biotech Fund I, L.P., Baker Biotech Fund I, L.P., 14159, L.P., Baker Brothers Life Sciences, L.P., Boxer Capital LLC, Cat Trail Private Equity Fund LLC, Cranshire Capital LP, BAM Opportunity Fund, L.P., Rockmore Investment Master Fund Ltd., Rodman & Renshaw LLC, RRC Biofund and Tang Capital Partners, LP.  The July 2009 Notes are convertible into shares of our common stock at a conversion rate of 10,000 shares of common stock for every $1,000.00 of principal and the warrants are convertible into shares of our common stock at an exercise price of $1.00 per share. However, no July 2009 Note may be converted to the extent such conversion would cause the holder of such July 2009 Note, together with its affiliates, to beneficially own a number of shares of Common Stock which would exceed 9.999% of our then outstanding shares of common stock and no warrant may be exercised to the extent such exercise would cause the holder of the warrant, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.999% of our then outstanding shares of common stock.

On April 2, 2009, we placed approximately $6 million of senior secured convertible notes and warrants to certain institutional investors. The investors consisted of: Arcus Ventures Fund, Baker Biotech Fund I, L.P., Baker Biotech Fund I, L.P., 14159, L.P., Baker Brothers Life Sciences, L.P., Boxer Capital LLC, Cat Trail Private Equity Fund LLC, Cranshire Capital LP, Enable Growth Partners LP, Rockmore Investment Master Fund Ltd., Rodman & Renshaw LLC, RRC Biofund and Tang Capital Partners, LP. The notes are convertible into shares of our common stock at a conversion rate of 10,000 shares of common stock for every $1,000.00 of principal and the warrants are convertible into shares of our common stock at an exercise price of $0.50 per share. However, no note may be converted to the extent such conversion would cause the holder of such note, together with its affiliates, to beneficially own a number of shares of Common Stock which would exceed 4.999% of our then outstanding shares of common stock and no warrant may be exercised to the extent such exercise would cause the holder of the warrant, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.999% of our then outstanding shares of common stock

On June 9, 2008, we placed $20 million of senior secured convertible notes to certain institutional and accredited investors. The investors consisted of: Arcus Ventures Fund, Baker Biotech Fund I, L.P., Baker Biotech Fund I, L.P., 14159, L.P., Baker Brothers Life Sciences, L.P., Boxer Capital LLC, Bristol Investment Fund, Ltd., Carl Berg, Cat Trail Private Equity Fund LLC, Cranshire Capital LP, Enable Growth Partners LP, Eric Bannasch, Firebird Global Master Fund II, Ltd, Highbridge International LLC, Iroquois Master Fund Ltd., Loretta Itri, Perceptive Life Sciences Master Fund LTD, RA Capital Biotech Fund II, LP, RA Capital Biotech Fund, LP, Radcliffe SPC, Ltd, Raymond P. Warrell, Jr., Rockmore Investment Master Fund Ltd., Rodman & Renshaw LLC, RRC Biofund, Trustees of the Tang Family Trust, Noa Young Tang and Tang Capital Partners, LP. The notes were convertible into shares of our common stock at a conversion rate of 2,000 shares of common stock for every $1,000.00 of principal; however, no note may be converted to the extent that such conversion would cause the holder of such note, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.999% of our then outstanding shares of common stock. As a result of the April 2009 convertible note offering, the June 2008 notes are convertible into shares of our common stock at a conversion rate of 10,000 shares of common stock for every $1,000.00 of principal

All purchasers described above represented to us in connection with their purchase that they were accredited investors and were acquiring the securities for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.

GENTA INCORPORATED

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit Number	Description of Document
3.1.a
Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3(i).1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1995, Commission File No. 0-19635)

3.1.b
Certificate of Designations of Series D Convertible Preferred Stock of the Company (incorporated by reference to Exhibit 3(i) to the Company’s Current Report on Form 8-K filed on February 28, 1997, Commission File No. 0-19635)

3.1.c
Certificate of Amendment of Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3(i).3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999, Commission File No. 0-19635)

3.1.d
Amended Certificate of Designations of Series D Convertible Preferred Stock of the Company (incorporated by reference to Exhibit 3(i).4 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999, Commission File No. 0-19635)

3.1.e
Certificate of Increase of Series D Convertible Preferred Stock of the Company (incorporated by reference to Exhibit 3(i).5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999, Commission File No. 0-19635)

3.1.f
Certificate of Amendment of Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3(i).4 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1998, Commission File No. 0-19635)

3.1.g
Certificate of Amendment of Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3(i).3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1998, Commission File No. 0-19635)

3.1.h
Certificate of Amendment of Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3(i).8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999, Commission File No. 0-19635)

3.1.i
Certificate of Amendment of Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1.i to the Company’s Registration Statement on Form S-1, Commission File No. 333-110238)

3.1.j
Certificate of Amendment of Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1.j to the Company’s Registration Statement on Form S-1, Commission File No. 333-110238)

3.1.k
Certificate of Amendment of Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1.k to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, Commission File No. 0-19635)

3.1.l
Certificate of Designation of Series G Participating Cumulative Preferred Stock of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on September 21, 2005, Commission File No. 0-19635)

3.1.m
Certificate of Amendment of Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, Commission File No. 0-19635)

Exhibit Number	Description of Document
3.1.n
Certificate of Amendment of Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on July 13, 2007, Commission File No. 0-19635)

3.1.o
Certificate of Amendment of Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on June 29, 2009, Commission File No. 0-19635)

3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, Commission File No. 0-19635)

4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1, Commission File No. 333-110238)

4.2
Rights Agreement, dated September 20, 2005, between the Company and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on September 21, 2005, Commission File No. 0-19635)

4.3	Form of Senior Secured Convertible Promissory Note (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on June 10, 2008, Commission File No. 0-19635)

4.4	Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, Commission File No. 0-19635)

4.5	Form of Senior Secured Convertible Promissory Note (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on April 6, 2009, Commission File No. 0-19635)

4.6	Form of Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on April 6, 2009, Commission File No. 0-19635)

4.7	Form of Unsecured Subordinated Convertible Promissory Note (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on July 8, 2009, Commission File No. 0-19635)

4.8	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on July 8, 2009, Commission File No. 0-19635)

4.9	Form of Subordinated Unsecured Convertible Note (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on September 9, 2009, Commission File No. 0-19635)

4.10	Form of Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on September 9, 2009, Commission File No. 0-19635)

5.1	Opinion of Morgan Lewis & Bockius LLP as to the legality of the securities being registered (filed herewith)

10.1
Non-Employee Directors’ 1998 Stock Option Plan, as amended and restated (incorporated by reference to Exhibit 99.B to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 30, 2004, Commission File No. 0-19635)

10.2
1998 Stock Incentive Plan, as amended and restated, effective March 19, 2004 (incorporated by reference to Exhibit 99.A to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 30, 2004, Commission File No. 0-19635)

10.3
Form of Indemnification Agreement entered into between the Company and its directors and officers (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1, Commission File No. 0-19635)

10.4
Asset Purchase Agreement, dated as of March 19, 1999, among JBL Acquisition Corp., JBL Scientific Incorporated and the Company (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report filed on Form 10-Q for the quarter ended March 31, 1999, Commission File No. 0-19635)

Exhibit Number	Description of Document
10.5
Stock Option Agreement, dated as of October 28, 1999, between the Company and Raymond P. Warrell, Jr., M.D. (incorporated by reference to Exhibit 10.71 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999, Commission File No. 0-19635)

10.6
Letter Agreement, dated March 4, 1999, from SkyePharma Plc to the Company (incorporated by reference to Exhibit 10.72 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999, Commission File No. 0-19635)

10.7
Subscription Agreement executed in connection with the November 26, 2001 sale of common stock to Franklin Small-Mid Cap Growth Fund, Franklin Biotechnology Discovery Fund, and SF Capital Partners Ltd., and the November 30, 2001 sale of common stock to SF Capital Partners Ltd. (incorporated by reference to Exhibit 10.73 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, Commission File No. 0-19635)

10.8
Agreement of Lease dated June 28, 2000 between The Connell Company and the Company (incorporated by reference to Exhibit 10.76 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, Commission File No. 0-19635)

10.8A
Amendment of Lease, dated June 19, 2002 between The Connell Company and the Company (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, Commission File No. 0-19635)

10.9*
U.S. Commercialization Agreement dated April 26, 2002, by and between Genta Incorporated and Aventis Pharmaceuticals Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June, 30, 2002, Commission File No. 0-19635)

10.9A*
Amendment No. 1 dated March 14, 2003 to the U.S. Commercialization Agreement between Genta Incorporated and Aventis Pharmaceuticals Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, Commission File No. 0-19635)

10.10*
Ex-U.S. Commercialization Agreement, dated April 26, 2002, by and between Genta Incorporated and Garliston Limited (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June, 30, 2002, Commission File No. 0-19635)

10.11*
Global Supply Agreement, dated April 26, 2002, by and among Genta Incorporated, Aventis Pharmaceuticals Inc. and Garliston Limited (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, Commission File No. 0-19635)

10.12*
Securities Purchase Agreement, dated April 26, 2002, by and between Genta Incorporated and Garliston Limited (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, Commission File No. 0-19635)

10.13
Standstill and Voting Agreement, dated April 26, 2002, by and between Genta Incorporated and Garliston Limited (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, Commission File No. 0-19635)

10.14
Registration Rights Agreement, dated April 26, 2002, by and between Genta Incorporated and Garliston Limited (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, Commission File No. 0-19635)

10.15
Convertible Note Purchase Agreement, dated April 26, 2002, by and between Genta Incorporated and Garliston Limited (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, Commission File No. 0-19635)

10.16*
5.63% Convertible Promissory Note, due April 26, 2009 (incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, Commission File No. 0-19635)

Exhibit Number	Description of Document

10.17*
Subordination Agreement, dated April 26, 2002, by and between Genta Incorporated and Garliston Limited (incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, Commission File No. 0-19635)

10.18*
Manufacture and Supply Agreement, dated December 20, 2002, between Genta Incorporated and Avecia Biotechnology Inc. (incorporated by reference to Exhibit 10.88 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, Commission File No. 0-19635)

10.19*
License Agreement dated August 1, 1991, between Genta Incorporated and the Trustees of the University of Pennsylvania (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 28, 2003, Commission File No. 0-19635)

10.19A*
Amendment to License Agreement, dated December 19, 2000, between Genta Incorporated and the Trustees of the University of Pennsylvania (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on October 28, 2003, Commission File No. 0-19635)

10.19AA*
Second Amendment to License Agreement, dated October 22, 2003, between Genta Incorporated and the Trustees of the University of Pennsylvania (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed on October 28, 2003, Commission File No. 0-19635)

10.20
Settlement Agreement and Release, dated October 22, 2003, between Genta Incorporated and the Trustees of the University of Pennsylvania (incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K filed on October 28, 2003, Commission File No. 0-19635)

10.21
Securities Purchase Agreement, dated December 14, 2004, among the Company, Riverview Group, LLC and Smithfield Fiduciary LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 16, 2004, Commission File No. 0-19635)

10.22
Form of Subscription Agreement, dated August 5, 2005 among the Company and the purchasers of the Shares (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 8, 2005, Commission File No. 0-19635)

10.23
Placement Agency Agreement, dated August 5, 2005 between the Company and Piper Jaffray & Co. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on August 8, 2005, Commission File No. 0-19635)

10.24
Form of Subscription Agreement, dated March 6, 2006 by and among the Company and the Purchasers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 7, 2006, Commission File No. 0-19635)

10.25
Form of Placement Agent Agreement, dated March 6, 2006 by and among the Company, Cowen & Co., LLC and Rodman & Renshaw, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 7, 2006, Commission File No. 0-19635)

10.26
Form of Confirmation of Purchase, dated March 10, 2006 by and between the Company and certain Investors (incorporated by reference to Exhibit 10.34 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, Commission File No. 0-19635)

10.27
Form of Amendment No. 1 to Placement Agent Agreement, dated as of March 10, 2006 by and among the Company, Cowen & Co., LLC and Rodman & Renshaw, LLC (incorporated by reference to Exhibit 10.35 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, Commission File No. 0-19635)

Exhibit Number	Description of Document
10.28
Development and License Agreement, dated March 22, 2006 by and between the Company and Emisphere Technologies, Inc. * (incorporated by reference to Exhibit 10.5 to the company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, Commission File No. 0-19635)

10.29
1998 Stock Incentive Plan, as amended and restated, effective April 5, 2006 (incorporated by reference to the company’s Definitive Proxy statement on Schedule 14A filed on April 28, 2006, Commission File No. 0-19635)

10.30
Employment Agreement, dated as of March 28, 2006, between the Company and Loretta M. Itri, M.D. (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, Commission File No. 0-19635)

10.31
Form of Securities Purchase Agreement, dated September 19, 2006, between the Company and each Purchaser (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on September 20, 2006, Commission File No. 0-19635)

10.32
Form of Placement Agent Agreement, dated September 19, 2006, by and between the Company and Rodman & Renshaw LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on September 20, 2006, Commission File No. 0-19635)

10.33
Supply and Distribution Agreement between the Company and IDIS Limited, dated March 6, 2007 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on December 11, 2009, Commission File No. 0-19635)

10.34
Form of Purchase Agreement by and among the Company and the Purchasers, dated March 13, 2007 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on March 14, 2007, Commission File No. 0-19635)

10.35
Placement Agent Agreement, by and between the Company and Rodman & Renshaw, LLC, dated February 23, 2007 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on March 14, 2007, Commission File No. 0-19635)

10.36	Form of Acquisition Bonus Program Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on September 21, 2007, Commission File No. 0-19635)

10.37*
Project Contract with ICON Clinical Research, L.P., dated November 19, 2007 (incorporated by reference to Exhibit 10.37 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, Commission File No. 0-19635)

10.38
Amended and Restated Employment Agreement, dated as of November 30, 2007, between the Company and Raymond P. Warrell, Jr. M.D. (incorporated by reference to Exhibit 10.38 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, Commission File No. 0-19635)

10.39
Form of Securities Purchase Agreement, dated February 8, 2008, by and between the Company each Purchaser (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on February 11, 2008, Commission File No. 0-19635)

10.40
Placement Agent Agreement, dated February 8, 2008, by and between the Company and Rodman & Renshaw, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on February 11, 2008, Commission File No. 0-19635)

10.41
License Agreement, dated March 7, 2008, between the Company and Daiichi Sankyo (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, Commission File No. 0-19635)

10.42
Securities Purchase Agreement, dated June 5, 2008, by and among the Company and certain accredited investors set forth therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 10, 2008, Commission File No. 0-19635)

10.43
General Security Agreement, dated June 9, 2008, by and among the Company, certain additional grantors as set forth therein and Tang Capital Partners, L.P. as agent (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on June 10, 2008, Commission File No. 0-19635)

10.44
Amendment to the Lease Agreement, dated May 27, 2008, between the Company and The Connell Company (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, Commission File No. 0-19635)

10.45**
Supply Agreement, dated May 1, 2008, between the Company and Avecia Biotechnology (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, Commission File No. 0-19635)

10.46**
Form of Securities Purchase Agreement, dated April 2, 2009, by and among the Company and certain accredited investors set forth therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on April 6, 2009, Commission File No. 0-19635)

10.47
Form of Amended and Restated General Security Agreement, dated April 2, 2009, by and among the Company and certain accredited investors set forth therein (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on April 6, 2009, Commission File No. 0-19635)

10.48**
Form of Consent Agreement, dated April 2, 2009, by and among the Company and certain accredited investors set forth therein (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on April 6, 2009, Commission File No. 0-19635)

10.49
Form of Securities Purchase Agreement, dated July 7, 2009, by and among the Company and certain accredited investors set forth therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on July 8, 2009, Commission File No. 0-19635)

10.50
Form of Registration Rights Agreement, dated July 7, 2009, by and among the Company and certain accredited investors set forth therein (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on July 8, 2009, Commission File No. 0-19635)

10.51
Form of Consent Agreement, dated July 7, 2009, by and among the Company and certain accredited investors set forth therein (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on July 8, 2009, Commission File No. 0-19635)

10.52	Form of Amendment Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on August 12, 2009, Commission File No. 0-19365)

10.53	Form of Amendment Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on September 9, 2009, Commission File No. 0-19365)

10.54	Form of Consent and Amendment Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on September 9, 2009, Commission File No. 0-19365)

10.55
Form of Securities Purchase Agreement, dated September 4, 2009, by and among the Company and certain accredited investors set forth therein (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on September 9, 2009, Commission File No. 0-19635)

10.56
Form of Registration Rights Agreement, dated September 4, 2009, by and among the Company and certain accredited investors set forth therein (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed on September 9, 2009, Commission File No. 0-19635)

10.57	Genta Incorporated 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.11 to the Company’s Quarterly Report on Form 10-Q, filed on November 16, 2009, Commission File No. 0-19635)

10.58	Form of Restricted Stock Unit Issuance Agreement (incorporated by reference to Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q, filed on November 16, 2009, Commission File No. 0-19635)

16.1
Letter from Deloitte & Touche LLP, dated July 16, 2008, regarding change in certifying accountant (incorporated by reference to Exhibit 16.1 to the Company’s Current Report on Form 8-K, filed on July 22, 2008, Commission File No. 0-19365)

21	Subsidiaries of the Registrant (filed herewith)

23.1	Consent of Amper, Politziner & Mattia, LLP (filed herewith)

23.2	Consent of Deloitte & Touche LLP (filed herewith)

23.3	Consent of Morgan Lewis & Bockius LLP (included in Exhibit 5.1)

24.1	Power of Attorney (see page II-11) (incorporated by reference to Exhibit 24.1 to the Company’s Registration Statement on Form S-1 filed on September 24, 2009, Commission File No. 333-162117)

*	The Company has been granted confidential treatment of certain portions of this exhibit.

**	The Company has requested confidential treatment of certain portions of this exhibit.

GENTA INCORPORATED

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

GENTA INCORPORATED

SIGNATURES

Pursuant to the requirements of the Act, Genta Incorporated certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Berkeley Heights, State of New Jersey, on December 21, 2009.

GENTA INCORPORATED

December 21, 2009	By:	/s/ Raymond P. Warrell, Jr., M.D.
Name: Raymond P. Warrell, Jr., M.D.
Title: Chairman and Chief Executive Officer
(principal executive officer)

December 21, 2009	By:	/s/ Gary Siegel
Name: Gary Siegel
Title: Vice President, Finance
(principal financial and accounting officer)